African Development Bank

Financial Statements
For the year ended 31 December 2025

BALANCE SHEET AS AT 31 DECEMBER 2025 AND 31 DECEMBER 2024

(UA thousands)

ASSETS		2025	2024
CASH and DUE FROM BANKS (Note E)		710,559	859,306
DEMAND OBLIGATIONS		990	1,146
TREASURY INVESTMENTS (Note F)			
Treasury Investments at fair value	6,688,914		4,899,390
Treasury Investments at amortized cost	11,717,175		9,471,952
		18,406,089	14,371,342
DERIVATIVE ASSETS (Note G)		790,238	863,319
ACCOUNTS RECEIVABLE (Note H)			
Accrued Income and Charges receivable on loans	707,078		755,654
Other Accounts Receivable	919,167		892,607
		1,626,245	1,648,261
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Notes C & H)	25,772,509		23,691,207
Hedged Loans—Fair value adjustment (Note G)	(141,789)		(217,548)
Equity participations (Note I)	1,107,837		1,090,631
		26,738,557	24,564,290
OTHER ASSETS			
Property and Equipment and Intangible Assets (Note J)	61,699		67,523
Employee Benefit Assets (Note R)	190,695		97,870
Miscellaneous	260		259
		252,654	165,652
TOTAL ASSETS		**48,525,332**	**42,473,316**

LIABILITIES AND EQUITY		2025	2024
ACCOUNTS PAYABLE (Note L)			
Accrued Financial Charges	840,596		804,118
Other Accounts Payable	778,001		709,243
		1,618,597	1,513,361
EMPLOYEE BENEFIT LIABILITIES (Note R)		274,280	266,195
DERIVATIVE LIABILITIES (Note G)		2,127,891	2,053,344
BORROWINGS (Note K)			
Borrowings at fair value	30,942,424		26,196,006
Borrowings at amortized cost	262,365		208,024
		31,204,789	26,404,030
TOTAL LIABILITIES		**35,225,557**	**30,236,930**
EQUITY (NOTE M)			
Capital			
Subscriptions paid	8,015,104		7,533,477
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(150,224)		(146,706)
Subscriptions Paid (net of CEAS)		7,864,880	7,386,771
Subordinated Notes			
Hybrid Capital Instrument		927,781	563,859
Reserves		4,507,114	4,285,756
TOTAL EQUITY		13,299,775	12,236,386
TOTAL LIABILITIES AND EQUITY		**48,525,332**	**42,473,316**

The accompanying notes to the financial statements form part of this statement.

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024

(UA thousands)

	2025	2024
OPERATING INCOME & EXPENSES		
Income from:		
Loans and related derivatives (Note N)	1,305,381	1,419,006
Treasury Investments and related derivatives (Note N)	548,102	534,491
Equity Participation Investments—Dividends (Note I)	18,809	20,218
Other Securities	22,686	11,692
Total income from Loans and Treasury Investments	1,894,978	1,985,407
Borrowing Expenses (Note P)	(1,252,441)	(1,402,739)
Interest and amortized issuance costs	(842,724)	(647,972)
Net interest on borrowing-related derivatives	(409,717)	(754,767)
Losses on borrowings at FVTPL and related derivatives (Note P)	(87,728)	(7,813)
Net Impairment (provisions)/write-backs (Note H)	(28,686)	9,472
Loan principal (Note C)	(8,718)	13,104
Loan charges (Note C)	(5,871)	(4,170)
Undisbursed loans (Note C)	(14,097)	538
Impairment provisions on Financial Guarantees (Note C)	(10,723)	(3,948)
Impairment provisions on Treasury Investments (Note C)	(3,324)	(45)
Impairment write-backs/(provisions) on Equity Accounted Investments (Note I)	853	(275)
Currency translation losses	(1,361)	(1,266)
Other income (Note O)	18,955	20,014
Net operating income	**530,523**	**598,807**
OTHER OPERATING EXPENSES		
Administrative Expenses (Note Q)	(226,572)	(207,691)
Depreciation and Amortization (Note J)	(18,791)	(34,835)
Sundry expenses	(1,502)	(1,869)
Total Other Operating Expenses	(246,865)	(244,395)
Net Income before distributions approved by the Board of Governors	**283,658**	**354,412**
Distributions of income approved by the Board of Governors	(94,250)	(106,000)
NET INCOME FOR THE YEAR	**189,408**	**248,412**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024

(UA thousands)

	2025	2024
NET INCOME FOR THE YEAR	189,408	248,412
OTHER COMPREHENSIVE INCOME		
Items that will be subsequently reclassified to income statement		
Reclassification adjustments—fair value gains/(losses) on Cash flow hedge	1,129	(10,705)
Total items that will be reclassified to income statement	1,129	(10,705)
Items that will not be subsequently reclassified to income statement		
Net fair value gains/(losses) on Equity Investments at FVOCI	35,286	(59,562)
Unrealized fair value (losses)/gains on Borrowings at FVTPL—"own credit"	(76,368)	24,206
Remeasurements of Defined Benefit Obligations	105,400	88,164
Total items that will not be reclassified to income statement	64,318	52,808
Total other comprehensive income for the year	65,447	42,103
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**254,855**	**290,515**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024

(UA thousands)

				Reserves					
	Capital subscriptions paid	Cumulative exchange adjustment on subscription	Hybrid Capital instrument	Retained earnings	Remeasure-ment of Defined Benefit Plan	Net gains/ (losses) on financial assets at FVOCI	Unrealized gains/ (losses) on borrowings at fair value arising from "own credit"	Cashflow hedge reserve	Total equity
Balance at 1 January 2024	**6,951,686**	**(151,635)**	**-**	**3,825,455**	**(33,053)**	**80,655**	**141,286**	**-**	**10,814,394**
Net income for the year	**-**	**-**	**-**	**248,412**	**-**	**-**	**-**	**-**	**248,412**
Other comprehensive income:									
Items that will be subsequently reclassified to the income statement									
Reclassification adjustments on fair value losses on cash flow hedge	-	-	-	-	-	-	-	(10,705)	(10,705)
Items that will not be subsequently reclassified to the income statement									
Net fair value losses on equity investments at FVOCI	-	-	-	-	-	(59,562)	-	-	(59,562)
Unrealized fair value gains on borrowings at FVTPL—"own credit"	-	-	-	-	-	-	24,206	-	24,206
Remeasurement gains on defined benefit obligations	-	-	-	-	88,164	-	-	-	88,164
Total other comprehensive income	**-**	**-**	**-**	**-**	**88,164**	**(59,562)**	**24,206**	**(10,705)**	**42,103**
Total comprehensive income for the year	**-**	**-**	**-**	**248,412**	**88,164**	**(59,562)**	**24,206**	**(10,705)**	**290,515**
Net increase in paid-up capital	581,791	-	-	-	-	-	-	-	581,791
Net conversion gains on new subscription	-	4,929	-	-	-	-	-	-	4,929
Hybrid Capital—issue proceeds	-	-	563,859	-	-	-	-	-	563,859
Hybrid Capital—issue transaction costs	-	-	-	(2,831)	-	-	-	-	(2,831)
Hybrid Capital—paid discretionary coupon	-	-	-	(16,271)	-	-	-	-	(16,271)
Balance at 31 December 2024	**7,533,477**	**(146,706)**	**563,859**	**4,054,765**	**55,111**	**21,093**	**165,492**	**(10,705)**	**12,236,386**
Net income for the year	**-**	**-**	**-**	**189,408**	**-**	**-**	**-**	**-**	**189,408**
Other comprehensive income:									
Items that will be subsequently reclassified to the income statement									
Reclassification adjustments on fair value gains on cash flow hedge	-	-	-	-	-	-	-	1,129	1,129
Items that will not be subsequently reclassified to the income statement									
Net fair value gains on equity investments at FVOCI	-	-	-	-	-	35,286	-	-	35,286
Unrealized fair value losses on borrowings at FVTPL—"own credit"	-	-	-	-	-	-	(76,368)	-	(76,368)
Remeasurement gains on defined benefit obligations	-	-	-	-	105,400	-	-	-	105,400
Total other comprehensive income	**-**	**-**	**-**	**-**	**105,400**	**35,286**	**(76,368)**	**1,129**	**65,447**
Total comprehensive income for the year	**-**	**-**	**-**	**189,408**	**105,400**	**35,286**	**(76,368)**	**1,129**	**254,855**
Net increase in paid-up capital	481,627	-	-	-	-	-	-	-	481,627
Net conversion losses on new subscription	-	(3,518)	-	-	-	-	-	-	(3,518)
Hybrid Capital—issue proceeds	-	-	363,922	-	-	-	-	-	363,922
Hybrid Capital—issue transaction costs	-	-	-	(1,820)	-	-	-	-	(1,820)
Hybrid Capital—paid discretionary coupon	-	-	-	(31,677)	-	-	-	-	(31,677)
Transfers to retained earnings	-	-	-	36,792	-	(36,792)	-	-	-
Balance at 31 December 2025	**8,015,104**	**(150,224)**	**927,781**	**4,247,468**	**160,511**	**19,587**	**89,124**	**(9,576)**	**13,299,775**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024

(UA thousands)

	2025	2024
OPERATING ACTIVITIES:		
Net income for the year	189,408	248,412
Adjustments to reconcile net income to net cash provided by Operating Activities:		
Depreciation and amortization	18,791	34,835
Gains on disposal of property and equipment	(87)	(45)
Net impairment provisions/(write-backs) on loan principal and charges	28,686	(9,470)
Impairment provisions on Treasury Investments	3,324	45
Impairment provisions on Financial Guarantees	10,723	3,948
Income on Equity Accounted Investments	(853)	275
Unrealized gains on Treasury Investments and related derivatives	(28,521)	(3,556)
Amortization of discount or premium on Treasury Investments at amortized cost	(13,020)	(3,759)
Amortization of borrowing issuance costs	(52)	3,213
Unrealized losses on borrowings at FVTPL and related derivatives	87,728	7,813
Currency translation losses	1,361	1,266
Share of gains on equity accounted investments	(155)	(282)
Net movements in derivatives	(347,050)	(217,788)
Changes in accrued income on loans	42,705	(79,454)
Changes in accrued financial charges	36,478	69,051
Changes in employee benefit assets & liabilities	(84,740)	(61,639)
Changes in other accounts receivable and payable	424,617	410,954
Net cash used in operating activities	**369,343**	**403,819**
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(3,599,071)	(3,500,146)
Repayments of loans	1,997,772	1,792,269
Treasury Investments maturing after 3 months of acquisition:		
Treasury Investments at FVTPL	(1,684,309)	(1,424,974)
Treasury Investments at amortized cost	(2,249,566)	152,006
Acquisition of property and equipment	(12,991)	(24,239)
Proceeds from disposal of property and equipment	111	54
Disbursements on equity participations	(62,186)	(72,151)
Repayments on equity participations	36,654	68,009
Net cash used in investing, lending and development activities	**(5,573,586)**	**(3,009,170)**
FINANCING ACTIVITIES:		
New borrowings	7,889,539	4,850,332
Repayments on borrowings	(3,544,928)	(3,261,518)
Payments of lease liabilities	(10,250)	(10,378)
Proceeds from capital subscriptions	478,108	586,720
Proceeds from hybrid capital instrument issuance	363,922	563,859
Transaction cost on hybrid capital instrument issuance	(1,820)	(2,831)
Discretionary coupon on hybrid capital instruments	(31,677)	(16,269)
Net cash generated from financing activities	**5,142,894**	**2,709,915**
Net increase in cash and cash equivalents	**(61,349)**	**104,564**
Effect of exchange rate changes on cash and cash equivalents	17,821	(58,814)
Cash and cash equivalents at the beginning of the year	2,004,842	1,959,092
Cash and cash equivalents at end of the year	**1,961,314**	**2,004,842**
COMPOSED OF:		
Investments maturing within 3 months from acquisition:		
Investments at fair value through profit and loss	1,250,755	1,145,536
Cash	710,559	859,306
Cash and cash equivalents at the end of the year	**1,961,314**	**2,004,842**
SUPPLEMENTARY DISCLOSURE		
1. Cash flow from interests and dividends:		
Interest paid	(1,288,919)	(1,471,790)
Interest received	1,334,857	1,414,448
Dividend received	18,809	20,218
2. Movement resulting from exchange rate fluctuations:		
Loans	(488,669)	(9,532)
Borrowings	4,783	(160,128)
Currency swaps	501,760	335,751

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2025

NOTE A—OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (AfDB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its Regional Member Countries. The Bank's headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the Regional Member Countries. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries, and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank on behalf of Nigeria. The AfDB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the AfDB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B—SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The material accounting policy information applied in the preparation of the financial statements is summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate (EIR) for the time such an instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest income is recognized on loans and treasury investments.

Fee and commission income and fee commission expenses are recognized in the income statement when due in line with the contract, giving rise to the income or expenses.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income statement.

Realized and unrealized fair value gains or losses are recognized in the income statement on financial assets and financial liabilities (including derivatives) classified as measured at fair value through profit or loss (FVTPL).

Dividends are recognized on Equity Participation instruments classified as measured at fair value through other comprehensive income (FVOCI) when the Bank's right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21, *The Effects of Changes in Foreign Exchange Rates,* the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies.

The UA is also the currency in which the financial statements are presented. The value of the UA is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2025 and 31 December 2024 are reported in Note V. Non-monetary assets and liabilities are translated into UA at historical rates.

Currency translation changes (gains or losses) are recognized in the income statement in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. When currencies are translated into other currencies, the resulting gains or losses are recognized in the income statement.

The currency translation changes arising from capital subscription payments are reported in the equity component of the balance sheet as the Cumulative Exchange Adjustment on Subscriptions (CEAS) as they arise from transactions with member countries. The currency translation gains or losses represent the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to deliver either cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds are included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity with features of puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset when certain conditions are met.

Although the Agreement establishing the AfDB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who include both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as at 31 December 2025, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a country, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date." The Bank may partially or

fully offset amounts due for shares purchased against the members' liabilities on loans and guarantees due to the Bank.

The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined.

In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, under the Bank's callable capital provisions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member was to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Short-term Employee Benefits

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are recorded as expenses in the income statement as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Post-employment Benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan component of the hybrid pension scheme, the Bank and its employees pay fixed contributions to an externally administered fund with an investment grade credit rating on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan's investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expense in the income statements when they are due. Contributions not yet transferred to the fund are recorded in accounts payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

The Bank also operates a Staff Retirement Plan (SRP) as part of the hybrid pension scheme, that is accounted for as a defined benefit plan. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the balance sheet in respect of defined benefit is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the Defined Benefit is performed annually by a qualified actuary using the Projected Unit Credit Method[1]. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of net defined benefit obligation comprises of actuarial gains and losses as well as the differences between interest calculated at the discount rate and real returns on assets (excluding any net change in effect of asset ceiling). Remeasurements are recognized immediately in other comprehensive income (OCI) in the year they occur. Net interest expense and other expenses related to the defined benefit are recognized in the income statement.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relate to past service or the gain or loss on curtailment is recognized immediately in income statement. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment health care benefits to eligible former staff, including retirees. Membership of MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement health care benefit is usually conditional on the employee contributing to the plan up to retirement age and the completion of a minimum service period.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The MBP is accounted for as a defined benefit plan. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The liability recognized in the balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of net defined benefit obligation comprises actuarial gains and losses as well as the differences between interest calculated at the discount rate and real returns on plan assets (excluding any net change in effect of asset ceiling). Remeasurements are recognized immediately in OCI in the year they occur. Net interest expense and other expenses related to the MBP are recognized in income statement.

The details of the Bank's employee benefits and compensations are included in Note R—Employee Benefits.

1. The Projected Unit Credit method ensures that pension liabilities are recognized in a manner that reflects the long-term nature of the obligation, with gradual accrual of pension benefits over time. It uses projected salary increases and actuarial assumptions to measure the obligation, and the resulting expenses and liabilities are reflected appropriately in both the balance sheet and the income statement, while actuarial gains and losses are reported in OCI.

Financial Instruments

Initial Recognition and Measurement

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

Subsequent Measurement

1) Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and subsequently classifies its financial assets into the following categories: financial assets at amortized cost, financial assets at FVTPL, and financial assets at FVOCI, based on two criteria:

- the Bank's business model for managing the financial assets; and
- the contractual cash flow characteristics of the financial assets.

In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector, are for the promotion of the economic development of its member countries and not for trading to realize fair value changes or short-term trading.

i) Financial Assets at Amortized Cost

A financial asset is subsequently classified as measured at "amortized cost" only if the financial asset meets two criteria: the objective of the Bank's business model is to hold the asset to collect the contractual cash flows, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments is considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include cash and cash equivalents, loans and other advances to borrowers, certain debt treasury investments including repurchase agreements and demand obligations that meet the criteria of financial assets classified as measured at amortized cost. Account Receivables comprise accrued income and charges or interest receivables from loans and treasury investments and other amounts receivable. Loans and other financial assets that meet the hold to collect contractual cashflows business model and solely payment of principal and interest criteria are carried at amortized cost using the effective interest method.

Loans with conversion options that could substantially change the future cash flows from the loan do not usually represent solely payments of principal and interest and are measured at FVTPL. The fair value of such loans with conversion options is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Debt investments classified as financial assets as measured at amortized cost include non-derivative treasury investments with fixed or determinable payments and fixed maturities including repurchase agreements i.e. asset back investments. These investments are subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss

Financial assets that do not meet the amortized cost criteria as described above are subsequently measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which the criteria for recognition at amortized cost are not met. Realized and unrealized gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives (financial and commodities) are usually categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. Such debt instrument may be designated as measured at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different measurement bases.

iii) Financial Assets at Fair Value through Other Comprehensive Income—Equity

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with the gains and losses arising from fair value measurement recognized in other comprehensive income and transferred to appropriate reserve in equity. The cumulative gains or losses in equity are not reclassified to income statement on disposal or derecognition of the equity investments but may be reclassified to retained earnings. Dividends earned from such investments are recognized in the income statement unless the dividends clearly represent a repayment of part of the cost of the investment, in which case, they are recognized against the carrying amount of the equity investment (usually for Equity Accounted investments).

Recognition and Derecognition of Financial Assets

Regular way purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs.

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred or in which the Bank neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Bank is recognized as a separate asset or liability on the Balance sheet.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in OCI is recognized in the income statement. Any cumulative gain/loss recognized in OCI and retained in the reserve in respect of equity instruments designated as at FVOCI is not recognized in the income statement on disposal or derecognition of such instruments but may be reclassified to reserves.

Where the Bank enters into bilateral transactions (for example, sale and repurchase agreements or similar transactions) in which it transfers financial assets recognized on its Balance sheet for consideration but retains either all or substantially all of the risks and rewards of the transferred assets or a portion, the transferred assets are not derecognized on the balance sheet. In essence, if the Bank transfers assets in a transaction that does not result in derecognition because the Bank has retained substantially all the risks and rewards of ownership, the Bank shall continue to recognize the transferred asset in its entirety or a portion and shall recognize a financial liability for the consideration received on the transaction date. In subsequent

periods, the Bank shall recognize any income on the transferred asset and any expense incurred on the financial liability.

Where the Bank receives a non-cash asset pledged as a collateral (e.g. debt securities or a commodity such as gold) in a bilateral transfer of consideration that does not result in derecognition (e.g. repurchase agreement or asset-backed investments), the non-cash asset is not recognized on the Balance sheet (i.e. treated as off balance sheet) because the transferor continues to retain substantial risks and rewards of ownership. In this case, the Bank classifies the transaction as measured at amortized cost and recognizes a receivable or repurchase receivable including interest income using the effective interest rate over the tenor of the transaction.

Securities Purchased under Resale Agreements, Securities Lent under Securities Lending Agreements and Securities Sold under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under bilateral resale or repurchase agreements, securities lent under bilateral securities lending agreements, and securities sold under bilateral resale or repurchase agreements are normally recorded at fair value on the transaction date. For securities (or commodities such as gold) purchased or pledged as collateral under repurchase agreements, the Bank does not recognize the securities on the Balance sheet but monitors the fair value and, if necessary, closes out transactions and enters into new repriced transactions as it has rights to take over the securities pledged as collateral on default. The securities transferred to counterparties and securities transferred to the Bank under the resale or repurchase agreements and security lending arrangements do not meet the accounting criteria for treatment as a sale and thus not derecognized because substantial risks and rewards of ownership of the transferred assets have not been transferred.

Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet (i.e. treated as off-balance sheet). In cases where the Bank enters into a "reverse repo" or "repos"—that is, purchases an asset (or commodity like gold) for consideration and simultaneously enters into an agreement to resell the same asset at a fixed price on a future date—a receivable from the repurchase agreement or repurchase receivable is recognized in the statement of financial position. Income on the consideration given is recognized using the effective interest rate and the underlying asset is not recognized in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have time to maturity upon acquisition of 3 months or less.

2) Financial Liabilities

In the ordinary course of its business, the Bank borrows funds in major capital markets for lending and liquidity management purposes. The Bank issues different debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors: ensuring timeliness in meeting cash flow requirements, optimizing asset and liability management (with the objective of mitigating exposure to financial risks), and providing cost-effective funding.

In addition to long and medium-term borrowing, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest rate method. Borrowing expenses are recognized in the income statement and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest rate (EIR) method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note C to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest free.

The Bank classifies its financial liabilities including borrowings as subsequently measured as follows.

i) Financial Liabilities at Fair Value through Profit or Loss

The Bank classified a certain portion of its borrowings at FVTPL. This category has two subcategories: financial liabilities held for trading and those designated at FVTPL at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating rate debt using derivative contracts. In these cases, the designation of the borrowing at FVTPL is made to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes in the Bank's financial liabilities that are designated as at FVTPL are as follows:

- the amount of change in the fair value that is attributable to changes in the Bank's "own credit risk" are presented in OCI; and
- the remaining amount of change in the fair value is presented in the income statement.

Amounts presented in OCI are never reclassified to the income statement when the liability is settled or derecognized. However, the Bank may transfer the cumulative gain or loss within equity—i.e. to retained earnings.

ii) Other Liabilities

All financial liabilities and borrowings that are not derivatives or designated at FVTPL are subsequently measured at amortized cost. These include borrowings at amortized cost, accrued finance charges on borrowings and other accounts payable and liabilities. All financial liabilities are derecognized when they are discharged or canceled or when they expire.

iii) Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank writes or issues financial guarantee contracts—which are not managed on a fair value basis—to its clients, including banks, financial institutions and other parties. IFRS 9 requires written or issued financial guarantee contracts to be initially recognized at fair value. The fair value of a financial guarantee contract issued in a standalone arm's length transaction to an unrelated third party is likely equal to the amount of premium received.

Financial guarantee contracts that are not managed on a fair value basis are subsequently measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15.

The Bank applies the derecognition principles when it purchases transactions that meet the definition of a financial guarantee contract and uses judgement to apply the relevant guidance in IFRS to determine whether a purchased financial guarantee contract is an integral element of the loan or debt instrument or should be accounted for as a separate contract in the financial statements.

Where the Bank is the buyer or holder of a transaction (e.g. credit protection or similar activities) that meets the definition of a financial guarantee contract, it applies judgement to determine whether the financial guarantee contract is an integral element of the loan (or pool of loans instruments) or should be recognized as a separate

contract on the financial statements. When measuring ECLs, IFRS 9 requires that the estimate of expected cash shortfalls shall reflect the cash flows expected from collateral and other credit enhancements that are part (but not limited to those explicitly stated) of the contractual terms and are not recognized separately. Accordingly, when the purchased financial guarantee contract is deemed integral to the loan, the cashflows expected from the credit protection (or similar activities) and credit enhancements are included in the ECLs estimation of the loan and the cost is treated as a transaction cost included in EIR. In this case, the cash flow from the purchased financial guarantee contract is not accounted for as a separate contract on the financial statements.

Financial guarantee contracts managed on a fair value basis are subsequently designated and measured at FVTPL, with fair value gains or losses recognized in the income statement.

iv) Loan Commitments—Undisbursed Loan

The Bank issues commitments to disburse or grant loans to its customers as part of its lending activities. Undisbursed loans are firm commitments to provide loans to customers under prespecified terms and conditions. It is the Bank's commitment to make available a specified amount of loan or line of credit to a specified obligor under specified credit terms and business objective.

For accounting purposes, commitments to provide a loan at a below market interest rate are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15.

Issued Financial Instruments—Equity and Financial Liability

When an entity (e.g. the Bank) issues a financial instrument, it applies the requirements of IAS 32 *Financial Instruments: Presentation* to classify such instrument either as a financial liability or equity. This determination is based on the substance of the contractual arrangement and the definitions of a financial liability and equity instrument.

A financial instrument is classified as a financial liability where the Bank has a contractual obligation to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are potentially unfavourable to the Bank. Also, a financial instrument that creates an obligation is classified as a financial liability if the entity does not have the unconditional right to avoid delivering cash or another financial asset in settlement of that obligation—i.e. there is a contractual obligation to mandatorily redeem the instruments cash flows (i.e. principal and interest) over a maturity date.

Equity is any instrument that evidences a residual interest in an entity's assets after deducting all liabilities. A financial instrument is classified as equity where the Bank:

- *does not have any contractual obligation* to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are not potentially unfavourable to the Bank; or
- *intends or will settle the instrument in its own equity instrument:*
    - the instrument is a nonderivative that includes no contractual obligation to deliver a variable number of its own equity instrument; or
    - the instrument is a derivative that will be settled only by exchanging a *fixed amount of cash* or another financial asset for a *fixed number of its own equity instruments.*

Hybrid Capital Instrument

The Bank issued deeply subordinated and perpetual Hybrid Capital or notes as part of its capital raising activities. These hybrid instruments are unsecured and ranks pari passu amongst other hybrid capital instruments and contain discretionary call or redemption, coupon, and permanent write-down features. At its sole and absolute discretionary and contractual rights, the Bank retains the contractual right to call or redeem the

hybrid capital early, including upon the occurrence of rating methodology changes, accounting events, or substantial repurchase events.

The Hybrid Capital carries a discretionary coupon, which the Bank may unilaterally declare and pay, cancel or defer indefinitely. The Hybrid Capital also includes a permanent write-down feature that would be triggered if certain events occur in future and the permanent write-down feature, cancellation or indefinite deferral of interest will not constitute a default event. Holders do not have any ownership or voting rights, and the Bank does not have a contractual obligation to repay either principal or coupon.

The Bank have had two issuances of the Hybrid Capital Notes with similar terms and conditions.

Based on the instrument's contractual terms and IFRS requirements, the Hybrid Capital meets the definition of equity and was consequently classified and presented under equity in the Bank's financial statements. Accordingly, any consideration received (e.g. Issue Proceeds) will be added directly to equity. Also, any consideration paid (e.g. transaction costs, discretionary coupons and principal, if declared and approved, will be deducted directly from equity. When the Issue Proceed is denominated in foreign currency, the Hybrid Capital will be recognized at historical cost and is not subsequently remeasured over time. The accounting of the issued Hybrid Capital will not have any impact on the income statement (when the Hybrid Capital proceed is invested in Treasury investment assets, it would be classified under the financial asset classification principles and any associated income, gains or losses would be recognized in the income statement or OCI accordingly, depending on assigned classification category).

Derivatives

The Bank uses derivative instruments in its portfolios for asset-liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 December 2025, the Bank had a hybrid loan (with zero balance) classified and measured at FVTPL in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in the income statement. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in the income statement.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

CVA (Credit Valuation Adjustment) and FVA (Funding Valuation Adjustment) are both adjustments made to the value of financial derivatives and other contracts to account for various risk factors, specifically related to credit and funding costs. The Bank calculates CVA to reflect counterparty credit risk exposure, while the FVA is calculated to reflect the cost of funding (for example, the cost the Bank incurs to finance a swap). Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's "own credit" quality. This

adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined based on the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated based on the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized over the life of potential exposure and concentrate on the use of observable and relevant market data.

Hedge Accounting

The Bank applies hedge accounting with the objective of representing in the financial statements, the effect of its risk management activities involving the use of financial instruments to manage exposures arising from particular risks that could affect profit or loss (or in some cases OCI). Hedge accounting helps to modify the normal basis for recognizing gains and losses arising from hedging instruments and hedged items in a hedging relationship so that both are recognized in the profit or loss (or OCI) in the same accounting period. On adopting IFRS 9, the Bank's policy choice was to continue applying the requirements of IAS 39 regarding hedge accounting until the proposed "Financial Instruments: Accounting for Dynamic Risk Management" standard is completed and mandatorily effective.

At inception of the hedge, the Bank designates and documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument has an economic relationship with the hedged items in offsetting changes in their fair values or cash flows. In this, the Bank performs reliably measurable prospective and retrospective hedge effectiveness to assess that the hedge was expectedly and highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk in line with the documented risk management strategy. Hedge accounting is prospectively discontinued when the Bank's risk management objective for the hedging relationship has changed and revokes the designation, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting, or when a forecast transaction (i.e. cash flow hedge) is not expected to occur again.

Fair Value Hedges

The Bank applies fair value hedge accounting to exposure to changes in fair value of a recognized asset or liability, an unrecognized commitment (or a specified portion) that is attributable to a particular item that could affect the income statement. In this, the Bank uses interest rate swaps contracts (or other qualifying derivatives) to hedge interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

The Bank applies fair value hedge accounting to interest rate swaps contracts to hedge the interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

For all eligible fair value hedge relationships, the change in the fair value arising from remeasuring the hedging instrument is recognized in the income statement. Also, the change in the fair value of the hedged item attributable to the hedged risk adjusts the carrying amount of the hedge item and is recognized in the income statement.

The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to income statement using appropriate methodology from the date the fair value adjustment is available and fully amortized at maturity.

Cash Flow Hedges

The Bank applies cash flow hedge accounting to mitigate exposure to variability in cash flow risks arising from a particular risk associated with a recognized assets or liabilities (e.g. variable rate loans and other eligible financial instruments) or a highly probable forecast transactions (e.g. future purchase of a bond) that could affect the income statement.

For all eligible cash flow hedge relationships, the effective portion of changes in the fair value of the hedging instrument is recognized in OCI and accumulated within the cash flow hedge reserve in equity. The ineffective portion of changes in the fair value of the hedging instrument is recognized immediately in the income statement. Hedge accounting is discontinued when a hedging instrument is cancelled, terminated or no longer meets the hedge accounting criteria.

The associated gains or losses recognized in OCI and accumulated in equity are reclassified into the income statement as a reclassification adjustment in the same period(s) in which the forecast cashflows affect the income statement (e.g. when interest income is recognized). If the gains or losses accumulated in the reserve are deemed not recoverable in future or due to a discontinuation, they shall be recognized as a reclassification adjustment after certain conditions are met.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Loans and charges (interest and other receivables), Treasury Investments classified as measured at amortized cost, Loan commitments and Financial guarantee contracts. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i) Stage 1: 12-month ECLs

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECLs for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii) Stage 2: Lifetime ECLs—Not Credit Impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECLs for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECLs (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii) Stage 3: Lifetime ECLs—Credit Impaired

Included in stage 3 are financial assets that have been categorized as credit impaired. The Bank recognizes lifetime ECLs for all stage 3 financial assets as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties or a default or delinquency has occurred. A default by an obligor occurs when either or both of the following have taken place:

- The Bank considers that the obligor is unlikely to pay its credit obligations in full without recourse by the Bank to actions such as realizing security; or
- The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non sovereign loans provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 or 2 interest revenue is recognized on the gross carrying amount.

When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met—i.e. cured—the Bank measures the loss allowance at an amount equal to 12-month ECLs at the current reporting date. A financial asset is considered cured—i.e. no longer impaired—when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the Stage for Impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note C Risk Management Policies and Procedures.

A loan exposure will migrate through the ECLs stages as asset quality deteriorates or improves. For both non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. In the case of sovereign loans, however, both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECLs to 12-month ECLs. Exposures whose credit rating remains within the Bank's investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

Measurement of Expected Credit Losses

ECLs are derived from unbiased and probability-weighted estimates of expected loss and are measured as follows.

Financial assets that are not credit impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. ECLs are recognized using a loss allowance account and recognized in the profit and loss.

Write-off

The Bank writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

A write-off constitutes a derecognition event. As such, when the Bank has no reasonable expectations of recovering a loan (i.e. deemed uncollectible), the amount written off is accounted for by directly reducing the outstanding principal and/or interest charges against the related ECLs allowance.

A loan is deemed uncollectible when the Bank determines that an obligor does not have sufficient cash flows from either assets or operational income to repay the amount due for write-off. A loan is therefore

deemed uncollectible and written off only after the amount deemed uncollectible has been determined and all internal write-off procedures have been activated, approved, and completed. However, such a loan is still subject to enforcement activity.

Subsequent recoveries of amounts previously deemed uncollectible and written off are recognized as other income in the income statement.

For further details on how the Bank calculates ECLs including the use of forward-looking information, refer to the Credit Quality of Financial Assets section in Note C Risk Management Policies and Procedures.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and reported on a net basis when there is a current legally enforceable right to offset the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis or to realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, and enforceable master netting arrangements is provided in Note C Risk Management Policies and Procedures.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and if those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exist and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and reduces the uncertainty associated with the

measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities based on net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the un observable inputs have a significant effect on the instrument's valuation. Included in this category are instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows.

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: Fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using a market-determined floating rate with discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected the fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in OCI in accordance with IFRS 9.

Equity investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, as in the case of private funds, Management views these valuations as sound representative of fair value.

Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation in such investee entity. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates, and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost is deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts is used to measure fair value, documents are independently assessed and evidence is obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; and (iii) where prices for similar instruments have been adopted, the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement, and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day-One Gain or Loss

At initial recognition, the Bank determines fair value of its financial instruments in line with the requirements of IFRS 13. As a result, when the Bank issues a new financial asset or financial liability, it measures the financial

asset or financial liability at fair value, plus or minus (in the case of a financial asset or financial liability not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The best evidence of fair value of a financial instrument at initial recognition is normally the transaction price, that is, the fair value of the consideration given or received.

However, where the fair value of the financial asset or financial liability at initial recognition differs from the transaction price, commonly referred to as day-one gain or loss, IFRS requires the Bank to determine the fair value at initial recognition and any gains or losses between the fair value measured at initial recognition and the transaction price are recognized in the income statement as follows.

- If that fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e. a Level 1 input) or based on a valuation technique that uses only data from observable markets (i.e. Level 2 inputs), the Bank recognizes any difference between the fair value at initial recognition and the transaction price immediately as a gain or loss in the income statement.
- In all other cases, the difference between the fair value at initial recognition and the transaction price is deferred. After initial recognition, the Bank recognizes that the deferred difference as a gain or loss in the income statement only to the extent that it arises from a change in a factor (including time) that market participants would consider when pricing the asset or liability.

The Bank holds some financial instruments maturing after more than 10 years, where the fair value at initial recognition and transaction price may differ. In this case, the difference between the fair value at initial recognition and the transaction price is accounted for on the basis of the observability of the inputs used to determine the fair value at initial recognition—where fair value is determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is recognized immediately. Where fair value is not determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is either deferred until the instrument's fair value can be determined using a quoted and observable inputs or amortized over the life of the transaction.

Subsequent to initial recognition, these financial instruments are measured at fair value and the resulting gains or losses are recognized in the income statement at the end of the reporting period, with an adjustment for the day-one gain or loss. For accounting purposes, therefore, the fair value gains or losses determined on these financial instruments at the end of the reporting period are recognized in the income statement.

Investment in Associates

Under IAS 28, "Investments in Associates and Joint Ventures," the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity for which the Bank has significant influence, but not control, over financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note I.

IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2025, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 requires that the equity method be used to account for the Bank's investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment, and any impairment losses (or impairment reversals) are recognized in the income statements. Cumulative

losses as measured under the equity method are limited to the investment's original cost as the AfDB has not guaranteed any potential losses of the ADF.

Property and Equipment

An item of property and equipment is measured at historical cost less accumulated depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Where significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of the property and equipment.

Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance costs are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. Estimated useful lives are as follows:

- Buildings: 15–20 years
- Fixtures and fittings: 6–10 years
- Furniture and equipment: 3–7 years
- Motor vehicles: 5 years
- Right-of-use assets: over the shorter of the estimated useful life and lease term.

Work in progress consists of items of property and equipment that are not yet available for use. Work in progress is carried at cost (less any impairment) and depreciation starts when the assets are available for use. Once the items are available for use, they are transferred to relevant classes of property and equipment as appropriate.

Items of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use.

The residual values and useful lives of property and equipment items are reassessed periodically and adjusted (if appropriate). Any impact arising from the reassessment is recorded in the financial statements.

An item of property and equipment are derecognized on disposal, or when no future economic benefits are expected from their continued use or disposal. Gains and losses on disposal are determined as the difference between proceeds from disposal and the asset's carrying amount. These gains or losses are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer system software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3–5 years.

Amortization methods, useful lives and residual values are reassessed periodically and adjusted if appropriate. Intangible assets are derecognized on disposal or when no future economic benefits are expected from

their use or disposal. Gains and losses on disposal are determined as the difference between proceeds from disposal and the asset's carrying amount and included in the income statement.

Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that convey the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset, and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment, and lease liabilities have been included in other accounts payable. The Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the income statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year's income in equity.

Allocable Income

Allocable income is a management performance measure that is computed by adjusting Net income before distributions approved by the Board of Governors for unrealized fair value gains and losses from borrowings at FVTPL and related derivatives and currency translation gains or losses and hybrid capital adjustments (which includes transaction costs on issue of hybrid capital, declared, approved paid discretionary coupon to Hybrid Capital investors and projected discretionary coupon to be paid to investors in future dates but yet to be declared, approved and recorded in the Bank's financial statements).

The Bank uses Allocable Income as a management performance measure for making distribution out of its net income to reserves and development activities. Allocable Income is Net income before distribution approved by the Board adjusted for the impact of volatile unrealized elements of gains or losses on borrowings at fair value and related derivatives and currency translation gains or losses including hybrid capital Adjustments.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Cash Flow Hedge Reserve

A cash flow hedge reserve is a reserve that records the effective portion of gains or losses on a hedging instrument. It also records reclassification adjustments (reclassification of gains or losses recognized in reserve in the income statement) in the same period(s) in which the forecast cash flows affect the income statement.

Segment Reporting

An operating segment is a component of the Bank Group that engages in business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (that is, Management under the direct authority of the Board) to make decisions about resources to be allocated to the segment and assess its performance. Operating segments are identified and reported in a manner consistent with the internal reporting provided to Management and the Board. The measurement of segment assets, liabilities, income and expenses is in accordance with the Bank Group's accounting policies.

Critical Accounting Judgments and Key Sources of Estimation

Uncertainty in the preparation of financial statements in conformity with IFRS may arise due to various factors and complexities inherent in financial reporting. Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below.

i) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances.

Fair value through profit and loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized cost and embedded derivatives: The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation: The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls and that may require consolidation.

Impairment losses on financial assets: The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECLs calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

- The Bank's internal credit grading model, which assigns Probability of Defaults to the individual grades.
- The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12-month or lifetime ECLs basis and the applicable qualitative assessment.
- Development of ECLs models, including the various formulas and the choice of inputs.
- Determination of associations between macro-economic scenarios and economic inputs, such as unemployment levels and collateral values, and the effect on the probability of default, likely loss in the event of default, and exposure at default.
- Selection of forward-looking macro-economic scenarios and their probability weightings, to derive the economic inputs into the ECLs models.

ii) Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances.

Fair Value of Financial Instruments: The fair value of financial instruments that are not quoted in active markets is measured using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes "observable" requires significant judgment by the Bank.

Post-employment Benefits: The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

Change in Presentation and Comparative Information

In some cases, the Bank may change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted as necessary to reflect the new presentation.

Event after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date but do not result in an adjustment of the financial statements themselves are disclosed. For the year ended 31 December 2025, the event after the reporting period relates to the disclosure below.

Conflict in the Middle East

The recent surge in geopolitical tensions in the Middle East could heighten uncertainty in international financial markets and the broader economy in 2026, given the region's critical role in global energy production and key international shipping routes. The geopolitical tension may disrupt crude oil and natural gas supply, trade flows, and pricing dynamics, while also contributing to increased volatility in financial and commodity markets. In addition, prolonged instability in the region could influence the global inflation trajectory and pose risks to economic growth by increasing energy costs, disrupting supply chains, and dampening market confidence.

As at 31 December 2025, the conflict had no direct impact on the Bank's financial position, financial performance, and cashflows. However, given its potential to increase volatility in the fair value of certain tradable financial assets and financial liabilities, as well as its possible effects on broader macro-economic and market conditions, the conflict may impact the Bank's financial results in the 2026 financial year. Accordingly, the Bank will continue to closely monitor developments related to the conflict and will disclose any impact on its operations, risk profile, and financial results as they become known and can be reasonably estimated during the 2026 financial year.

Effect of New and Amended International Financial Reporting Standards

A number of new or amended standards became effective for annual periods beginning after 1 January 2024 and beyond with earlier application permitted. The Bank did not early adopt any of the new or amended standards in preparing these financial statements. None of these new/amended standards had any significant impact on the financial statements for the year ended 31 December 2025. Details are provided below.

1) New International Financial Reporting Standards and Amendments Applicable from 1 January 2025

The following standards and amendments became mandatorily effective for annual reporting period beginning on 1 January 2025:

i) Lack of Exchangeability—Amendments to IAS 21

The IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates in August 2023. The amendment is to assist an entity in assessing whether a currency can be exchanged for another and determining the appropriate spot exchange rate when it cannot. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The amendments are effective for annual periods beginning on or after 1 January 2025 and earlier application is permitted. These amendments did not have a material impact on the Bank's financial statements.

2) New International Financial Reporting Standards and Amendments Applicable from 1 January 2026 and Beyond

The following standards and amendments had been issued but are mandatorily applicable for annual reporting periods beginning on or after 1 January 2026.

i) Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

The IASB introduced targeted amendments to IFRS 9 *Financial Instruments* and IFRS 7 *Financial Instruments: Disclosures* in May 2024 to address recent practical challenges and incorporate new requirements applicable to both financial institutions and corporate entities. These amendments:

- Clarify the recognition and derecognition dates for certain financial assets and liabilities, introducing an exception for specific financial liabilities settled via an electronic cash transfer system.

- Provide further clarification and guidance on assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.
- Introduce new disclosure requirements for financial instruments with contractual terms that may alter cash flows, such as those linked to ESG targets.
- Revise disclosure requirements for equity instruments designated at FVOCI.

The amendments are effective for annual periods beginning on or after 1 January 2026 and earlier application is permitted.

Management is currently assessing the effect of the standard but does not expect any material on the mandatory application date.

ii) IFRS 18 Presentation and Disclosure in Financial Statements

The IASB issued IFRS 18 to replace IAS 1 *Presentation of Financial Statements.* IFRS 18 sets out the presentation and base disclosure requirements for financial statements and introduced changes, which will mostly affect the income statement. The standard requires an entity to classify items of income and expenses into three new categories—operating, investing and financing—and present subtotals for operating profit or loss. It also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures (MPMs) and eliminates classification options for interest and dividends in the statement of cash flows. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted but disclosure is required.

Management is currently assessing the effect of the standard but do not anticipate any material impact on the mandatory application date.

iii) IFRS 19 Subsidiaries without Public Accountability: Disclosures

The IASB issued IFRS 19 in May 2024, which applies to entities without public accountability but whose parents prepare consolidated financial statements under IFRS Accounting Standards. IFRS 19 allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted. The standard is not expected to have any significant effect on the Bank' financial statements as the Bank does not prepare consolidated financial statements.

iv) Contracts Referencing Nature-Dependent Electricity—Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 relating to contracts referencing nature-dependent electricity. These amendments apply only to contracts that reference nature-dependent electricity and clarify the application of the own-use requirements, modify the designation requirements for hedged items in cash flow hedge relationships for such contracts, and introduce new disclosure requirements to help users understand the effect of these contracts on an entity's financial performance and cash flows. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with early adoption permitted. The own-use amendments are to be applied retrospectively, while the hedge accounting amendments apply prospectively to new hedging relationships designated from the date of initial application; the IFRS 7 disclosure requirements must be applied together with the IFRS 9 amendments, and if comparative information is not restated, comparative disclosures cannot be presented.

The Bank does not expect these amendments to have any material impact on its financial statements.

NOTE C—RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, liquidity risk, staff benefit plans risk and other operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Four management-level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM), and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance and Chief Financial Officer.

The Group Chief Risk Officer chairs the Credit Risk Committee, which ensures the effective implementation of the Bank's credit policies. It oversees all credit risk issues related to sovereign and non-sovereign operations. The Senior Vice President chairs the Operations Committee. This committee reviews all operational activities before they are submitted to the Board of Directors for approval. The Operational Risk Management Committee, co-chaired by the Vice President of the Technology and Corporate Services Complex and the Group Chief Risk Officer, is a committee of representative business units across the Bank that exercises oversight over the Operational Risk Management Framework (ORMF) implementation process. It provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management. The Operational Risk Management Committee reports to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention.

The ALCO, CRC, and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports, financial products and financial projections and approves proposed strategies to manage the Bank's balance sheet. The CRC is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring, and rating change approval, among other responsibilities. The ALCO and the CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank, is charged with oversight of all credit, market, and operational risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring day-to-day compliance with those policies and guidelines. Day-to-day risks are managed through the three-lines-of-defense approach in which business units as primary risk takers constitute the first line of defense. The risk department acts as the second line of defense and the audit department acts as the third line of defense.

The degree of risk the Bank is willing to assume to fulfill its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's Risk Appetite Statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent) and core risks. Non-core risks include market risk,

counterparty credit risk from treasury investment activities, staff benefit plan risk, and operational risk. Core risks are related to the Bank's lending activities (sovereign and non-sovereign credit risk). The capital allocation for non-sovereign operations is up to 45 percent of the Bank's risk capital. The Bank revises its credit risk model and inputs into the credit risk model in response to changes in risk and business environment in line with its credit risk management policies, model risk management framework and governance control. Any changes are reflected prospectively from the date the revision to the credit risk model or input takes effect.

Policy Framework

The policies, processes, and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Long-Term Financial Sustainability Framework, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority), and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, authorized transactions, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers, and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee, and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines, as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio, (ii) non-sovereign credit risk in its portfolio of its private sector borrowers' exposures, and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines, and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received and other credit enhancements for 31 December 2025 and 31 December 2024 is as follows.

Maximum Exposure to Credit Risk

(UA thousands)

Assets	2025	2024
Cash	710,559	859,306
Demand Obligations	990	1,146
Treasury Investments at fair value	6,688,914	4,899,390
Treasury Investments at amortized cost	11,717,175	9,471,952
Derivative Assets	790,238	863,319
Accrued income and charges receivable on loans	707,078	755,654
Other Accounts Receivable	919,167	892,607
Loans	25,772,509	23,691,207

1) Sovereign Credit Risk

When the Bank lends to borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member country. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

The Bank manages country credit risk through its policies related to the quality at entry of project proposals and exposure management, including individual country exposure and overall creditworthiness of the concerned country. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

The foundation of the Bank's sovereign credit risk management is a systematic credit risk assessment framework that builds on scoring models and their associated risk factors that have been optimized for the predictive power of the rating parameters and for better alignment with widely used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets Risk Database (GEMs) consortium.

The Bank's sovereign rating framework is reviewed in line with global best practice, and the latest revision framework was implemented in June 2024. The Bank's sovereign credit ratings, which are used for country creditworthiness assessment, are derived from an assessment of six risk indices covering macro-economic performance, debt sustainability, external sector, socio-political factors, business environment and the payment track record with the Bank and arrears on external debt. These six risk indices are combined to derive a composite country risk index which is translated into credit risk ratings for sovereign counterparties. The CRC reviews all countries' ratings on an annual basis, with off-cycle rating reviews following material sovereign credit developments, to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries comply with their exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales.

Internal Rating Scale Equivalent

Risk class	Revised rating scale	International ratings: S&P—Fitch	International ratings: Moody's	Assessment
Very low risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very high risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Preferred Credit Treatment

In addition to the review of sovereign risk factors and recalibration of the sovereign rating model, the revised sovereign rating framework introduced a methodology in 2024 to account for Preferred Creditor Treatment (PCT) rating uplift which has been utilized in the Bank's Capital Adequacy and Expected Credit Loss (IFRS 9) analysis. The PCT methodology reflects analysis based on rating agency and GEMs sovereign default rates and country-specific considerations and will be subject to ongoing review to consider alternative approaches to incorporating PCT in future.

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.56 at the end of 31 December 2025, compared with 2.55 as of 31 December 2024. The improvement of the weighted average risk rating is mainly due to the incorporation of the PCT rating uplift methodology in the derivation of the Bank's risk metrics following the revision of the Bank's sovereign rating framework in 2024.

The table below shows the breakdown of the Bank's sovereign portfolio across the five risk categories.

Risk Profile of the Sovereign Portfolio

Year	Very low risk	Low risk	Moderate risk	High risk	Very high risk
2025	41%	21%	30%	7%	1%
2024	38%	19%	35%	7%	1%
2023	39%	21%	30%	9%	1%
2022	40%	19%	34%	6%	1%
2021	34%	18%	39%	8%	1%

Under the Bank's sanctions policy, if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure to non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. However, excluding Zimbabwe, where there have been legacy arrears since 2000, there have been no new incidents of default/non-accrual status.

To cover potential unexpected losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets, as well as for contingent liabilities (guarantees and client risk management products) in each risk class.

As at 31 December 2025, the Bank's sovereign loan and guarantee portfolio used up to 26.30 percent (2024: 26.10 percent) of the Bank's total risk capital based on the Bank's capital adequacy framework.

2) Non-Sovereign Credit Risk

When the Bank lends to borrowers in the private sector, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the characteristics and nature of the transactions, and the outputs are mapped to the Bank's credit risk rating scale. Risk capital[2] requirements are generally higher for private sector operations which have a higher probability of default and loss given default than public sector operations.

Non-sovereign transactions are grouped into four main categories: project finance, corporate finance, financial institutions and private equity funds. The weighted-average risk rating was 3.86 as at 31 December 2025 compared with 3.73 at 31 December 2024.

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2. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gains (or losses) on financial assets at FVOCI, unrealized gains or losses on borrowings at FVTPL arising from "own credit" and any shortfall of the stock of provisions to credit losses. Callable capital is not included in the computation of risk capital.

The distribution of the non-sovereign portfolio across the Bank's five credit risk classes is shown in the table below.

Risk Profile of the Non-Sovereign Portfolio

Year	Very low risk	Low risk	Moderate risk	High risk	Very high risk
2025	14%	28%	36%	11%	11%
2024	16%	27%	31%	17%	10%
2023	19%	17%	31%	19%	14%
2022	18%	16%	34%	14%	18%
2021	9%	19%	43%	12%	17%

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital model which uses internally developed risk parameters (internal rating based).

As at 31 December 2025, the non-sovereign portfolio risk capital percentage of the Bank's total on-balance sheet risk capital sources was 11.98 percent (2024: 12.80 percent). For the components of non-sovereign portfolio, loans and guarantees risk capital was approximately 4.78 percent (2024: 4.8 percent) while the equity participations risk capital was approximately 7.20 percent (2024: 8.04 percent) of the Bank's total on-balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participation.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total risk capital utilization of any country does not exceed 15 percent of the Bank's total risk capital. The Bank also has a limit of 11.25 percent for capital utilization rate per sector. These thresholds and other determinants of country limits are articulated in the Bank's capital adequacy framework and Risk Appetite Statement.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit regarding the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 31 December 2025 and 31 December 2024 from its lending activities to borrowing member countries as well as from the private sector projects in those countries are summarized below:

Summary of Loans as at 31 December 2025

(UA thousands)

Country	Number of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Outstanding balance—gross	% of total outstanding loans
Algeria	2	1,181,213	640,686	-	540,527	2.06
Angola	13	1,566,879	139,029	433,936	993,914	3.78
Benin	9	695,302	181,994	390,742	122,566	0.47
Botswana	6	743,904	-	-	743,904	2.83
Burkina Faso	3	98,655	-	64,229	34,426	0.13
Cameroon	23	2,195,592	-	1,178,683	1,016,909	3.87
Cabo Verde	20	257,282	15,195	27,021	215,066	0.82
Republic of the Congo	6	423,303	-	70,663	352,640	1.34
Côte d'Ivoire	24	1,745,090	46,182	681,643	1,017,265	3.87
Egypt	22	2,176,754	124,133	247,675	1,804,946	6.86
Equatorial Guinea	6	127,845	-	91,010	36,835	0.14
Eswatini	12	518,681	-	289,035	229,646	0.87
Ethiopia	2	119,868	-	29,168	90,700	0.34
Gabon	11	894,357	-	219,851	674,506	2.57
Kenya	23	2,071,208	-	645,933	1,425,275	5.42
Mauritius	9	756,392	-	74,365	682,027	2.59
Morocco	71	4,777,281	-	1,096,507	3,680,774	14.00
Namibia	13	1,037,770	-	303,713	734,057	2.79
Nigeria	23	3,034,320	657,174	789,918	1,587,228	6.04
Rwanda	11	992,444	-	659,062	333,382	1.27
Senegal	28	1,668,416	118,026	571,397	978,993	3.72
Seychelles	10	126,874	-	-	126,874	0.48
South Africa	12	2,343,585	-	99,519	2,244,066	8.53
Tanzania	16	1,577,526	-	818,354	759,172	2.89
Tunisia	40	2,608,386	95,665	650,880	1,861,841	7.08
Uganda	12	801,902	-	501,997	299,905	1.14
Zambia	10	377,287	-	50,945	326,342	1.24
Zimbabwe**	12	199,888	-	-	199,888	0.76
Multinational	1	42,007	42,007	-	-	-
Total public sector	**450**	**35,160,011**	**2,060,091**	**9,986,246**	**23,113,674**	**87.90**
Total private sector	**145**	**5,498,534**	**1,598,171**	**718,163**	**3,182,200**	**12.10**
Total	**595**	**40,658,545**	**3,658,262**	**10,704,409**	**26,295,874**	**100.00**

** Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded.*
*** Countries in non-accrual status as at 31 December 2025.*

Summary of Loans as at 31 December 2024

(UA thousands)

Country	Number of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Outstanding balance—gross	% of total outstanding loans
Algeria	1	549,880	-	-	549,880	2.27
Angola	12	1,573,523	185,439	457,359	930,725	3.85
Benin	6	391,231	60,272	273,359	57,600	0.24
Botswana	5	622,914	-	-	622,914	2.57
Burkina Faso	3	93,732	-	69,589	24,143	0.10
Cameroon	21	1,726,553	31,581	836,793	858,179	3.55
Cabo Verde	18	218,667	-	12,447	206,220	0.85
Republic of the Congo	6	403,142	-	69,683	333,459	1.38
Côte d'Ivoire	20	1,399,326	19,632	518,987	860,707	3.56
Egypt	22	2,272,193	39,846	300,334	1,932,013	7.99
Equatorial Guinea	5	73,929	-	48,860	25,069	0.10
Eswatini	11	490,464	107,811	208,684	173,969	0.72
Ethiopia	2	132,320	-	48,830	83,490	0.35
Gabon	12	886,257	-	228,073	658,184	2.72
Kenya	21	1,829,763	125,429	449,660	1,254,674	5.19
Mauritius	9	797,051	-	84,347	712,704	2.95
Morocco	71	4,528,186	179,070	1,039,380	3,309,736	13.68
Namibia	12	991,315	-	246,718	744,597	3.08
Nigeria	19	2,552,694	115,019	801,827	1,635,848	6.76
Rwanda	9	782,823	76,679	448,349	257,795	1.07
Senegal	28	1,586,112	109,628	607,311	869,173	3.59
Seychelles	9	117,347	-	261	117,086	0.48
South Africa	11	2,040,385	-	508,532	1,531,853	6.33
Tanzania	13	1,311,341	99,461	548,797	663,083	2.74
Tunisia	42	2,537,793	63,883	634,900	1,839,010	7.60
Uganda	11	854,039	137,778	418,404	297,857	1.23
Zambia	10	419,853	-	78,234	341,619	1.41
Zimbabwe**	12	209,908	-	-	209,908	0.87
Multinational	4	270,296	174,250	96,046	-	-
Total public sector	**425**	**31,663,037**	**1,525,778**	**9,035,764**	**21,101,495**	**87.23**
Total private sector	**140**	**5,239,018**	**1,414,325**	**734,431**	**3,090,262**	**12.77**
Total	**565**	**36,902,055**	**2,940,103**	**9,770,195**	**24,191,757**	**100.00**

** Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded.*
*** Countries in non-accrual status as at 31 December 2024.*

Balance Sheet Optimization Initiatives

The African Development Bank has been at the forefront of financial innovation to optimize its balance sheet and increase its financial capacity since 2015. The Bank continues to pioneer Balance Sheet Optimization (BSO) initiatives to mobilize additional financial resources and play its countercyclical financing role. The Bank's drive for innovation was endorsed in the Independent Review of Capital Adequacy Frameworks (The CAF Review) commissioned by the G20 Finance Ministers to scale up MDB financing.

The BSO policy framework approved in June 2020 concretizes the objectives of risk transfer transactions with the Bank as (i) reducing concentration risk on the Bank's sovereign and/or non-sovereign loan and/or guarantee portfolios, (ii) diversifying and crowding in investors into ESG and development finance and (iii) increasing the institution's lending headroom.

BSO initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through Exposure Exchange Agreements (EEAs), credit insurance and guarantee transactions, among other instruments.

Since the execution of the first transaction in 2015, BSO has become a valuable tool for creating lending headroom to facilitate the Bank's ability to meet client expectations.

Balance Sheet Optimization Initiatives—Sovereign

In this section, BSO initiatives transacted for the benefit of sovereign obligors are discussed. Similar transactions impacting non-sovereign credit exposures are described under Non-Sovereign Credit Risk.

Exposure Exchange Agreement

The first sovereign BSO transaction completed by the Bank was under the EEA. This multi-peer risk sharing framework was established as part of efforts at the time to reduce sovereign concentration risk and increase lending headroom among MDBs. The EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating MDB retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA. At the time of each individual transaction, the parties sign Confirmation Schedules reflecting the proposed portfolios to be exchanged and the relevant maturities. Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. Thus, the counterparty credit exposure that can arise from the purchase or sale of protection under the MDB exposure exchange is limited, given the AAA credit ratings of the Bank's counterparties.

The first Confirmation Schedules were concluded in 2015 between the African Development Bank, the Inter-American Development Bank (IADB) and the World Bank (IBRD), all AAA-rated entities. These inaugural Confirmation Schedules have a final maturity in 2030 with linear annual reduction of the notional amounts starting from 2025. Eight years later, on July 2023, the Bank finalized another Confirmation Schedule of a USD 1 billion with the Asian Development Bank (AsDB) under the EEA framework for 15 years maturing in July 2038 to further enhance Bank headroom available to high-risk countries. On 25 October 2024, the Bank finalized another USD 1billion with the AsDB aimed at enhancing the Bank's capacity for sustainable lending across Africa. On 25 April 2025, the Bank extended the confirmation schedule with the IADB to USD 3.2 billion (up from USD 2.9 billion) allowing for increased lending capacity.

The EEA in no way affects the application of normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio. When the default event is resolved, payments made under the EEA are returned to the seller of protection. To date, no such credit events have occurred.

The Bank accounts for exposures and rights arising from the EEA and similar transactions as purchased and sold financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

The table below presents the countries and notional amounts of credit protection contracted under the various Confirmation Schedules governed by the EEA.

Summary of Exposure Exchange Agreements

(USD millions)

Protection purchased						Protection sold					
World Bank		Inter-American Development Bank		Asian Development Bank		World Bank		Inter-American Development Bank		Asian Development Bank	
Angola	213.71	Angola	135.00	Angola	150.00	Albania	126.00	Argentina	880.00	Bangladesh	547.00
Botswana	225.00	Cameroon	275.00	Cameroon	234.00	China	128.18	Brazil	960.00	India	347.00
Gabon	150.00	Congo	60.00	Congo	100.00	India	450.00	Ecuador	186.50	Pakistan	250.00
Namibia	49.00	Egypt	570.00	Egypt	110.00	Indonesia	475.32	Mexico	920.00	Mongolia	416.00
Nigeria	100.00	Kenya	510.00	Gabon	184.00	Jordan	13.00	Panama	253.50	Philippines	309.00
South Africa	850.00	Morocco	620.00	Morocco	520.00	Pakistan	10.21			Indonesia	55.00
		Nigeria	430.00	Senegal	215.00	Romania	185.00			Uzbekistan	76.00
		Tunisia	600.00	Côte d'Ivoire	284.00	Türkiye	200.00				
				Kenya	86.00						
				Tanzania	117.00						
Total	**1,587.71**	**Total**	**3,200.00**	**Total**	**2,000.00**	**Total**	**1,587.71**	**Total**	**3,200.00**	**Total**	**2,000.00**

Sovereign Portfolio Credit Insurance

The Bank has purchased credit insurance protection covering the obligations of one or more of its sovereign borrowers. In 2022, the Bank executed a portfolio-based credit insurance transaction, Room 2 Run Sovereign, with the UK's Foreign Commonwealth and Development Office and three private insurers from the Lloyd's market, providing the Bank with an estimated additional USD 2 billion in new lending capacity for climate finance. The transaction increased the efficient use of the Bank's risk capital by hedging its portfolio credit risk and creating additional headroom for the Bank's operations to improve the overall risk profile of the Bank's assets. The Bank remains the lender of record of the covered sovereign loans and guarantees in the reference portfolio and expects full recovery of its sovereign and sovereign-guaranteed exposures covered in the remote case of a default. This notwithstanding, no default events have occurred on any sovereign exposures covered as of 31 December 2025.

The transaction notably improves the risk profile of the Bank's portfolio, while enhancing its risk-bearing capacity.

Insurance at Origination for Single Sovereign Obligors

In 2023, the BSO strategy accelerated deployment of insurance at origination on sovereign assets. This approach has allowed the Bank to increase its relevance to clients seeking to mobilize sustainable financing from commercial lenders and the capital markets. The Bank approved a Partial Credit Guarantee (PCG) of USD 345 million equivalent in renminbi to facilitate Egypt's inaugural issuance of a Sustainability Panda Bond of approximately USD 500 million to finance ESG projects under the country's Sovereign Sustainable Financing Framework. This was the first ever Panda Bond issued in China by an African sovereign and crowded in capacity by private insurers.

The Bank also provided a EUR 400 million PCG in support of the mobilization of a EUR 533 million 15-year ESG loan to the Government of Côte d'Ivoire. In this transaction, the Bank collaborated with the insurance arm of the Islamic Development Bank (Islamic Corporation for the Insurance of Investment and Export Credit), another founding member of the Co-Guarantee Platform, to back the Bank's participation with

EUR 194 million. This enabled the Bank to provide the full EUR 400 million guarantee cover representing an 80 percent AAA credit enhancement to the lender. This translated to optimal financing for the government in terms of loan pricing at the required tenor.

Overall, the total notional amount of credit protection, including insurance, purchased or sold, on the underlying single-referenced sovereign entities rose to UA 5.08 billion as at 31 December 2025 and UA 5.01 billion as at 31 December 2024.

Balance Sheet Optimization Initiatives—Non-Sovereign

As in the case of sovereign credit exposures, the Bank has entered into BSO initiatives covering its non-sovereign loan and guarantee portfolio aimed at (i) mobilizing institutional investment, (ii) addressing concentration and other prudential ratio limits, and (iii) increasing lending headroom. These initiatives involve, among other structured finance approaches, asset sell downs, credit insurance, financial guarantees and synthetic securitization structures on defined non-sovereign exposures. Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and as protection buyer, the Bank remains the lender of record. In line with the substance, the transactions are accounted for as financial guarantee contracts. Accordingly, the cash flow expected from the purchased BSO credit protection or financial guarantee contract is included in the measurement of ECLs of loan (if certain conditions are met), with the effect of improving ECLs reported in the financial statements of the Bank.

Specific BSO initiatives undertaken by the Bank covering its non-sovereign obligors are described below.

Private Sector Credit Enhancement Facility

The Bank enters into risk participation agreements for the primary purpose of promoting Private Sector Operations in certain countries by inviting other entities to participate in the risks of such Private Sector Operations. The Private Sector Credit Enhancement Facility (PSF) is one such initiative.

The PSF was established in 2015, as an independent special purpose vehicle managed by the African Development Fund, to absorb risk on selected non-sovereign loans issued by the Bank in low-income countries at origination. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a risk participation agreement structure. The Bank has purchased credit enhancement from the PSF for some of its non-sovereign loans. As at 31 December 2025, the notional amounts of non-sovereign loans covered by the PSF stood at UA 196.96 million (31 December 2024: UA 245.87 million).

Non-Sovereign Synthetic Securitization and Portfolio Credit Insurance

In 2018, the Bank launched its now well-known Room 2 Run program as a subset of its BSO initiatives. Within the Room 2 Run umbrella, two pioneering portfolio-based transactions were executed in support of easing prudential limits on the non-sovereign portfolio and crowding in institutional investors. The Room 2 Run synthetic securitization transaction (R2R-SST) transaction was terminated on 30 June 2024, while the Room 2 Run Credit insurance transaction (R2R-CI) transaction had an effective termination date of 14 January 2025.

Insurance at Origination for Non-Sovereign Single Obligors

The overall total notional outstanding exposure of all relevant underlying single and portfolio-based non-sovereign reference entities covered by BSOs stood at UA 1.85 billion as at 31 December 2025 (31 December 2024: UA 1.98 billion).

The BSO fees are generated through operational activities and netted off against the Bank's loan income (see Note N); they are not included in the administrative expenses. The total BSO expenses for the year amounted to UA 12.18 million (2024: UA 13.84 million).

3) Counterparty Credit Risk

In the normal course of business, and beyond its development-related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and temporarily invest its liquid resources prior to disbursement. All these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and be approved by the Bank's Vice President for Finance and CFO. For local currency operations, less stringent minimum credit rating limits are permitted to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum short-term credit rating of A-1/P-1/F-1 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties by maturity:

Minimum Credit Ratings for Investments

	Maturity					
	6 months	**1 year**	**5 years**	**10 years**	**15 years**	**30 years**
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage-backed securities (MBS)/ Asset-backed securities (ABS)	AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enter into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated A-/A3 or above by at least two approved rating agencies and must enter into a collateral exchange agreement with the Bank. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require ALCO approval. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank's derivative exposures and their credit rating profiles are shown in the tables below.

Derivative Exposures and Their Credit Rating Profiles

(UA millions)

	Derivatives			Credit risk profile of net exposure		
	Notional amount	Fair value*	Net exposure**	AAA	AA+ to AA-	A+ and lower
2025	43,447	103	24	-	31%	69%
2024	36,290	151	33	-	11%	89%
2023	34,086	127	40	-	-	100%
2022	36,803	104	15	-	-	100%
2021	38,502	295	28	-	1%	99%

** Fair value before collateral.*
*** After collateral received in cash or securities.*

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank's total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements potential future exposure methodology and monitored regularly against the Bank's credit limits after considering the benefits of any collateral.

The financial assets and financial liabilities that are subject to offsetting and enforceable master netting arrangement are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

				Related amounts not set off in the statement of financial position		
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instruments	Collateral received	Net amount
2025	162	(59)	103	-	(85)	18
2024	151	-	151	-	(118)	33
2023	138	(12)	127	-	(89)	38
2022	144	(40)	104	-	(89)	15
2021	526	(280)	246	-	(347)	(101)

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Related amounts not set off in the statement of financial position		Net amount
				Financial instruments	Cash collateral pledged	
2025	2,266	(806)	1,460	-	-	1,460
2024	1,597	(110)	1,487	-	-	1,487
2023	2,115	(780)	1,335	-	-	1,335
2022	2,754	(742)	2,012	-	-	2,012
2021	661	(279)	382	-	-	382

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties, as shown in the table below.

Credit Rating Profile of Investment and Related Derivative Portfolio

	AAA	AA+ to AA-	A+ and lower
2025	50%	30%	20%
2024	54%	27%	19%
2023	53%	32%	15%
2022	46%	39%	15%
2021	51%	36%	13%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit.

As of 31 December 2025, the capital consumption attributable to the Bank's counterparty credit portfolio including all investments and derivative instruments stood at 2.9 percent (2024: 3.80 percent) of the Bank's total risk capital.

Expected Credit Risk

Definition of Default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank that is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9's 90 days past due rebuttable presumption on the Bank's sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other MDBs.

The Bank considers default from the standpoint that the obligor is unlikely to pay and meets its credit obligations to the Bank without recourse by the Bank to actions such as realizing the obligor's assets or security.

Modifications of Financial Assets and Financial Liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to the current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms

of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the asset's credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If they are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification of gain or loss in the income statement as the difference between the gross carrying amount prior to the modification and the new gross carrying amount.

Measurement and Recognition of Expected Credit Loss

ECLs are calculated by multiplying three main components: the probability of default (PD), loss given default (LGD) and exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date that are calculated based on statistical rating models and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, this will lead to a change in the estimate of the associated PD.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macro-economic scenario that affect credit risk. The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macro-economic variables.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The non-sovereign LGD model considers seniority of the claim, whereas sovereign LGDs are driven by rating class and several macro-economic factors. For non-sovereign stage 3 exposures, LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

The Bank's loss given default (LGD) model for the sovereign loans portfolio is in accordance with the global best practices of the sector and the Bank's Model Risk Management (MRM) guidelines. This model allows for a lower dependence on the EIR and its high volatility. The LGD model is now based on historical losses observed mainly on the Bank's sovereign portfolio, estimated as the time value of money of the amount in arrears over the default period. This approach to estimating the observed losses captures the Bank's PCT status as no losses on principal and interest due have been observed in the sovereign portfolio. Adjustments, based on a scorecard comprising several macro-economic factors, are then made to the historical observed losses grouped by ratings to estimate the LGD. This model integrates an estimate of the recovery costs and a floor to capture its value.

In line with the MRM framework, the CRC cleared the implementation of this model. The Bank conducts periodic reviews of this model or whenever a substantial change occurs in the economic environment in line with its model risk management.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract

including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

Assessment of Significant Increase in Credit Risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB– equivalent or better.

The Bank regularly reviews its criteria for stage migration and other risk inputs to align with industry best practices and IFRS 9 standards. The stage migration was recently reviewed to be driven by rating downgrade notches and are more granular and sensitive. These new criteria were cleared by the CRC and implemented in July 2024.

The Bank regularly reviews the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria can identify significant increase in credit risk before the amount becomes past due.

Incorporation of Forward-Looking Information

The Bank considers a range of three relevant forward-looking macro-economic scenarios (baseline, optimistic and pessimistic) assumptions for the determination of unbiased ECLs. All the risk parameters used to compute the ECLs are approved by the Credit Risk Committee, which consists of senior executives from risk, finance, and operations functions.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of Expected Credit Loss

The Bank calculates ECLs based on three probability-weighted macro-economic scenarios. The three scenarios are base case, optimistic and pessimistic. Each of these scenarios is associated with different probability of default parameters and different weights. These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking macro-economic data.

The Bank recognizes all ECLs in the income statement in the reporting period when it is determined and as an adjustment to the loss allowance account on the balance sheet. When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met, it measures the loss allowance at an amount equal to 12-month ECLs at the current reporting period. This determination and subsequent reversal of loss allowance (i.e. write-back) is based on the financial instrument being cured and appropriate for the backward transfer.

Amounts Arising from Expected Credit Losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not

significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). The exposures are classified in stages based on the staging criteria discussed above.

Impairment of Financial Instruments by Stage

The tables below present a breakdown of impairment on loans and other financial instruments based on stage allocation as at 31 December 2025 and 31 December 2024 and a reconciliation of ECLs allowance recognized in the income statement.

Impairment on Loans at Amortized Costs and Other Financial Instruments by Stage

As at 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loans at amortized cost	73,474	109,355	302,853	485,682
Interest Receivables	2,828	5,580	194,003	202,411
Undisbursed Loans	818	36,864	-	37,682
Treasury Investments	3,671	-	-	3,671
Financial Guarantees	6,890	9,713	-	16,603
Total impairment as at 31 December 2025	**87,681**	**161,512**	**496,856**	**746,049**

As at 31 December 2024

	Stage 1	Stage 2	Stage 3	Total
Loans at amortized cost	71,048	126,530	279,386	476,964
Interest Receivables	4,575	8,017	183,948	196,540
Undisbursed Loans	908	22,677	-	23,585
Treasury Investments	347	-	-	347
Financial Guarantees	5,880	-	-	5,880
Total impairment as at 31 December 2024	**82,758**	**157,224**	**463,334**	**703,316**

Reconciliation of ECLs Recognized in the Income Statement

ECLs impairment on Loan principal for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	71,048	126,530	279,386	476,964
Provisions/(write-back) for the year—Income statement	2,426	(17,175)	23,467	8,718
Closing 31 December 2025	**73,474**	**109,355**	**302,853**	**485,682**
(Write-back)/Provisions for the year ended 31 December 2024	(52,528)	11,376	28,048	(13,104)

ECLs impairment on Interest receivables for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	4,575	8,017	183,948	196,540
(Write-back)/Provision for the year—Income statement	(1,747)	(2,437)	10,055	5,871
Closing 31 December 2025	**2,828**	**5,580**	**194,003**	**202,411**
(Write-back)/provisions for the year ended 31 December 2024	(1,457)	(342)	5,969	4,170

ECLs impairment on Undisbursed loans for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	908	22,677	-	23,585
(Write-back)/Provisions for the year—Income statement	(90)	14,187	-	14,097
Closing 31 December 2025	**818**	**36,864**	**-**	**37,682**
(Write-back)/Provisions for the year ended 31 December 2024	(1,482)	944	-	(538)

ECLs impairment on Treasury Investments for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	347	-	-	347
Provisions for the year—Income statement	3,324	-	-	3,324
Closing 31 December 2025	**3,671**	**-**	**-**	**3,671**
Provisions for the year ended 31 December 2024	45	-	-	45

ECLs impairment on Financial Guarantees for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	5,880	-	-	5,880
Provisions for the year—Income statement	1,010	9,713	-	10,723
Closing 31 December 2025	**6,890**	**9,713**	**-**	**16,603**
Provisions for the year ended 31 December 2024	3,948	-	-	3,948

The table below presents an analysis of Loans—Sovereign and Non-sovereign by gross exposure, ECLs Allowance and ECLs Coverage ratio at 31 December 2025 and 31 December 2024.

Analysis of Loans at amortized cost, impairments and ECLs Coverage ratio[3]

As at 31 December 2025

(UA millions)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan principal	**21,325**	**4,403**	**569**	**26,297**	**73.47**	**109.36**	**302.85**	**485.68**
Non-sovereign	2,445	369	369	3,183	57.07	30.74	218.48	306.29
Sovereign	18,880	4,034	200	23,114	16.40	78.62	84.37	179.39
Interest receivables	**401**	**64**	**413**	**878**	**2.83**	**5.58**	**194.01**	**202.42**
Non-sovereign	57	12	34	103	2.56	2.15	32.97	37.68
Sovereign	344	52	379	775	0.27	3.43	161.04	164.74
Undisbursed loans	**9,399**	**1,288**	**17**	**10,704**	**0.82**	**36.86**	**-**	**37.68**
Non-sovereign	701	-	17	718	0.52	-	-	0.52
Sovereign	8,698	1,288	-	9,986	0.30	36.86	-	37.16
Total loans and interest receivables	**31,125**	**5,755**	**999**	**37,879**	**77.12**	**151.80**	**496.86**	**725.78**
Guarantees	**1,164**	**343**	**-**	**1,507**	**6.89**	**9.71**	**-**	**16.60**
Non-sovereign	232	-	-	232	6.62	-	-	6.62
Sovereign	932	343	-	1,275	0.27	9.71	-	9.98
Treasury Investments	**11,720**	**-**	**-**	**11,720**	**3.67**	**-**	**-**	**3.67**
31 December 2025	**44,009**	**6,098**	**999**	**51,106**	**87.68**	**161.51**	**496.86**	**746.05**

	ECLs Coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	**0.34%**	**2.48%**	**53.22%**	**1.85%**
Non-sovereign	2.33%	8.33%	59.21%	9.62%
Sovereign	0.09%	1.95%	42.19%	0.78%
Interest receivables	**0.71%**	**8.72%**	**46.98%**	**23.05%**
Non-sovereign	4.49%	17.92%	96.97%	36.58%
Sovereign	0.08%	6.60%	42.49%	21.26%
Undisbursed loans	**0.01%**	**2.86%**	**-**	**0.35%**
Non-sovereign	0.07%	-	-	0.07%
Sovereign	-	2.86%	-	0.37%
Total loans	**0.25%**	**2.64%**	**49.74%**	**1.92%**
Guarantees	**0.59%**	**2.83%**	**-**	**1.10%**
Non-sovereign	2.85%	-	-	2.85%
Sovereign	0.03%	2.83%	-	0.78%
Treasury Investments	**0.03%**	**-**	**-**	**0.03%**
Total coverage ratio	**0.20%**	**2.65%**	**49.74%**	**1.46%**

Slight differences may occur in totals and percentages due to rounding.

3. ECLs coverage ratio shows the impairment allowance (ECLs) in each stage as a proportion of gross exposure in each stage.

As at 31 December 2024

(UA millions)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan principal	**19,964**	**3,745**	**483**	**24,192**	**71.05**	**126.53**	**279.38**	**476.96**
Non-sovereign	2,192	626	273	3,091	50.87	49.69	190.80	291.36
Sovereign	17,772	3,119	210	21,101	20.18	76.84	88.58	185.60
Interest receivables	**450**	**66**	**399**	**915**	**4.58**	**8.02**	**183.94**	**196.54**
Non-sovereign	62	15	24	101	3.77	3.51	22.06	29.34
Sovereign	388	51	375	814	0.81	4.51	161.88	167.20
Undisbursed loans	**8,949**	**778**	**44**	**9,771**	**0.91**	**22.68**	**-**	**23.59**
Non-sovereign	691	-	44	735	0.39	-	-	0.39
Sovereign	8,258	778	-	9,036	0.52	22.68	-	23.20
Total loans and interest receivables	**29,363**	**4,589**	**926**	**34,878**	**76.54**	**157.23**	**463.32**	**697.09**
Guarantees	**1,026**	**-**	**-**	**1,026**	**5.88**	**-**	**-**	**5.88**
Non-sovereign	77	-	-	77	4.99	-	-	4.99
Sovereign	949	-	-	949	0.89	-	-	0.89
Treasury Investments	**8,702**	**-**	**-**	**8,702**	**0.35**	**-**	**-**	**0.35**
31 December 2024	**39,091**	**4,589**	**926**	**44,606**	**82.77**	**157.23**	**463.32**	**703.32**

	ECLs Coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	**0.36%**	**3.38%**	**57.84%**	**1.97%**
Non-sovereign	2.32%	7.94%	69.89%	9.43%
Sovereign	0.11%	2.46%	42.18%	0.88%
Interest receivables	**1.02%**	**12.15%**	**46.10%**	**21.48%**
Non-sovereign	6.08%	23.40%	91.92%	29.05%
Sovereign	0.21%	8.84%	43.17%	20.54%
Undisbursed loans	**0.01%**	**2.92%**	**-**	**0.24%**
Non-sovereign	0.06%	-	-	0.05%
Sovereign	0.01%	2.92%	-	0.26%
Total loans and interest receivables	**0.26%**	**3.43%**	**50.03%**	**2.00%**
Guarantees	**0.57%**	**-**	**-**	**0.57%**
Non-sovereign	6.48%	-	-	6.48%
Sovereign	0.09%	-	-	0.09%
Treasury Investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.21%**	**3.43%**	**50.03%**	**1.58%**

The table below presents the analysis of changes in ECLs allowances on Loans and Other financial instruments.

Analysis of the Changes in ECLs Allowance Account between 31 December 2024 and 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2024	82,758	157,224	463,334	703,316
New assets originated or purchased	34,716	268	54	35,038
Assets derecognized or repaid (excluding write off)	(5,121)	(497)	-	(5,618)
Transfer from stage 1 to stage 2	(4,823)	4,823	-	-
Transfer from stage 2 to stage 3	-	(6,586)	6,586	-
Transfer from stage 2 to stage 1	864	(864)	-	-
New and increased provision	(20,713)	7,144	26,882	13,313
Gross carrying amount as at 31 December 2025	**87,681**	**161,512**	**496,856**	**746,049**

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. To minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling 1-year period. The PML is updated quarterly and computed as the sum of four components: i) 1-year debt service payments, ii) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero, iii) loan equivalent value of committed guarantees and iv) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at 31 December 2025 and 31 December 2024 were as follows.

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2025

(UA thousands)

	Carrying amount	Contractual cash flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative Liabilities	1,382,829	(3,329,482)	(262,463)	(564,887)	(225,764)	(183,529)	(86,290)	(2,006,549)
Borrowings at fair value	30,942,424	37,064,451	7,487,190	7,722,074	8,031,075	4,516,718	3,032,613	6,274,781
	32,325,253	33,734,969	7,224,727	7,157,187	7,805,311	4,333,189	2,946,323	4,268,232
Financial liabilities without derivatives								
Accounts Payable	1,618,597	1,618,597	1,618,597	-	-	-	-	-
Borrowings at amortized cost	262,365	264,831	30,565	107,123	34,296	49,720	41,047	2,080
	1,880,962	1,883,428	1,649,162	107,123	34,296	49,720	41,047	2,080
Total Financial Liabilities	**34,206,215**	**35,618,397**	**8,873,889**	**7,264,310**	**7,839,607**	**4,382,909**	**2,987,370**	**4,270,312**
Represented by:								
Derivative Liabilities	1,382,829	(3,329,482)	(262,463)	(564,887)	(225,764)	(183,529)	(86,290)	(2,006,549)
Accounts Payable	1,618,597	1,618,597	1,618,597	-	-	-	-	-
Borrowings	31,204,789	37,329,282	7,517,755	7,829,197	8,065,371	4,566,438	3,073,660	6,276,861

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2024

(UA thousands)

	Carrying amount	Contractual cash flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative Liabilities	1,228,580	(4,393,419)	(89,894)	(837,455)	(461,954)	(208,069)	(295,693)	(2,500,354)
Borrowings at fair value	26,196,006	31,658,284	3,500,693	7,570,179	7,183,851	4,546,511	4,133,716	4,723,334
	27,424,586	27,264,865	3,410,799	6,732,724	6,721,897	4,338,442	3,838,023	2,222,980
Financial liabilities without derivatives								
Accounts Payable	1,513,361	1,513,361	1,513,361	-	-	-	-	-
Borrowings at amortized cost	208,024	211,828	60,189	17,876	69,721	8,048	9,122	46,872
	1,721,385	1,725,189	1,573,550	17,876	69,721	8,048	9,122	46,872
Total Financial Liabilities	**29,145,971**	**28,990,054**	**4,984,349**	**6,750,600**	**6,791,618**	**4,346,490**	**3,847,145**	**2,269,852**
Represented by:								
Derivative Liabilities	1,228,580	(4,393,419)	(89,894)	(837,455)	(461,954)	(208,069)	(295,693)	(2,500,354)
Accounts Payable	1,513,361	1,513,361	1,513,361	-	-	-	-	-
Borrowings	26,404,030	31,870,112	3,560,882	7,588,055	7,253,572	4,554,559	4,142,838	4,770,206

Market Risk

Market risk is the risk of loss or adverse financial impact on the Bank's financial instruments due to direct or indirect changes in market prices. The Bank principally faces two forms of market risk: (i) currency exchange risk and (ii) interest rate risk.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of the Bank's balance sheet is funded by equity resources, which are reported in UA (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (UA). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

The net currency position as at 31 December 2025 and 31 December 2024 was as follows.

Net Currency Position at 31 December 2025

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Sub-total	Units of Account	Total
Assets									
Cash	(71,403)	143,402	453,831	6,014	13,199	176,193	721,236	(10,677)	710,559
Demand Obligations	-	-	-	-	-	990	990	-	990
Treasury Investments at fair value[(a)]	2,293,858	3,664,978	-	91,813	268,454	414,987	6,734,090	-	6,734,090
Treasury Investments at amortized cost	3,484,674	5,094,594	701,251	909,976	1,217,010	309,670	11,717,175	-	11,717,175
Accounts Receivable	616,384	833,168	(300,714)	76,514	78,622	212,327	1,516,301	109,944	1,626,245
Loans	12,016,382	10,910,912	6,442	-	-	2,690,450	25,624,186	6,534	25,630,720
Equity participations	90,781	913,113	-	-	-	37,507	1,041,401	66,436	1,107,837
Other Assets	-	-	-	-	-	-	-	252,654	252,654
	18,430,676	21,560,167	860,810	1,084,317	1,577,285	3,842,124	47,355,379	424,891	47,780,270
Liabilities									
Accounts Payable	(504,731)	(555,143)	(76,919)	(59,201)	(74,740)	(149,543)	(1,420,277)	(198,320)	(1,618,597)
Employee benefits obligations	-	-	-	-	-	-	-	(274,280)	(274,280)
Borrowings	(6,157,062)	(16,142,509)	(908,688)	(2,176,236)	(358,871)	(5,461,423)	(31,204,789)	-	(31,204,789)
Currency swaps on borrowings and related derivatives[(b)]	(7,689,099)	1,282,344	1,012,278	2,181,525	355,857	1,474,266	(1,382,829)	-	(1,382,829)
	(14,350,892)	(15,415,308)	26,671	(53,912)	(77,754)	(4,136,700)	(34,007,895)	(472,600)	(34,480,495)
Currency position of equity as at 31 December 2025	**4,079,784**	**6,144,859**	**887,481**	**1,030,405**	**1,499,531**	**(294,576)**	**13,347,484**	**(47,709)**	**13,299,775**
% of sub-total	**30.57**	**46.04**	**6.65**	**7.72**	**11.23**	**(2.21)**	**100.00**	**-**	**100.00**
SDR composition as at 31 December 2025	**32.08**	**42.21**	**6.29**	**7.95**	**11.48**	**-**	**100.00**	**-**	**100.00**

(a) Investments measured at fair value comprise:	
Investments measured at fair value	6,688,914
Derivative Assets	46,576
Derivative Liabilities	(1,400)
Amount per statement of net currency position	**6,734,090**
(b) Currency swaps on borrowings are made up as follows:	
Derivative asset	743,662
Derivative liability	(2,126,491)
Net swaps on borrowings per statement of net currency position	**(1,382,829)**

Net Currency Position at 31 December 2024

(UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Sub-total	Units of Account	Total
Assets									
Cash	(113,531)	44,820	758,096	4,251	-	175,869	869,505	(10,199)	859,306
Demand Obligations	-	-	-	-	-	1,146	1,146	-	1,146
Treasury Investments at fair value[(a)]	1,348,989	59,094	(877)	74,440	346,628	3,109,671	4,937,945	-	4,937,945
Treasury Investments at amortized cost	2,720,924	3,913,518	743,595	816,686	1,001,968	275,261	9,471,952	-	9,471,952
Accounts Receivable	394,305	1,564,325	(655,918)	22,541	41,903	148,879	1,516,035	132,226	1,648,261
Loans	10,798,002	10,621,561	2,011	-	-	2,052,085	23,473,659	-	23,473,659
Equity participations	96,235	900,758	-	-	-	28,332	1,025,325	65,306	1,090,631
Other Assets	-	-	-	-	-	-	-	165,652	165,652
	15,244,924	17,104,076	846,907	917,918	1,390,499	5,791,243	41,295,567	352,985	41,648,552
Liabilities									
Accounts Payable	(480,252)	(567,722)	(81,643)	(15,161)	(41,189)	(324,842)	(1,510,809)	(2,552)	(1,513,361)
Employee benefit obligations	-	-	-	-	-	-	-	(266,195)	(266,195)
Borrowings	(4,919,372)	(13,434,267)	(1,077,269)	(1,587,892)	(511,008)	(4,874,222)	(26,404,030)	-	(26,404,030)
Currency swaps on borrowings and related derivatives[(b)]	(6,218,525)	(447,333)	1,192,960	1,590,631	505,614	2,148,073	(1,228,580)	-	(1,228,580)
	(11,618,149)	(14,449,322)	34,048	(12,422)	(46,583)	(3,050,991)	(29,143,419)	(268,747)	(29,412,166)
Currency position of equity as at 31 December 2024	**3,626,775**	**2,654,754**	**880,955**	**905,496**	**1,343,916**	**2,740,252**	**12,152,148**	**84,238**	**12,236,386**
% of sub-total	**29.84**	**21.98**	**7.25**	**7.45**	**11.06**	**22.42**	**100.00**	**-**	**100.00**
SDR composition as at 31 December 2024	**29.78**	**44.31**	**6.58**	**7.78**	**11.55**	**-**	**100.00**	**-**	**100.00**

(a) Investments measured at fair value comprise:	
Investments measured at fair value	4,899,390
Derivative Assets	42,396
Derivative Liabilities	(3,841)
Amount per statement of net currency position	**4,937,945**
(b) Currency swaps on borrowings are made up as follows:	
Derivative asset	820,923
Derivative liability	(2,049,503)
Net swaps on borrowings per statement of net currency position	**(1,228,580)**

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies: the US Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US Dollars based on the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets regarding the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Bank's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2025 and 31 December 2024, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US Dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2025

(UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other currencies	Net assets	Change in net assets gain/ (loss)	Basis point change of total net assets
Net assets resulting from a 10% appreciation against the USD									
EUR	5,489.52	4,504.49	815.84	993.15	1,466.14	38.63	13,307.77	(2.86)	2bps
GBP	5,620.88	4,192.99	835.36	1,118.61	1,501.22	38.63	13,307.70	(2.93)	2bps
JPY	5,630.23	4,199.96	920.43	1,018.61	1,503.72	38.63	13,311.58	0.94	1bps
CNY	5,601.18	4,178.29	832.44	1,013.36	1,645.56	38.63	13,309.46	(1.18)	1bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	5,665.55	4,226.31	842.00	1,025.00	1,513.15	42.50	13,314.50	3.86	3bps
Net assets resulting from a 10% depreciation against the USD									
EUR	5,835.66	3,957.46	867.28	1,055.78	1,558.59	38.63	13,313.40	2.77	2bps
GBP	5,706.77	4,257.06	848.13	938.60	1,524.16	38.63	13,313.34	2.71	2bps
JPY	5,698.04	4,250.55	769.85	1,030.88	1,521.83	38.63	13,309.77	(0.86)	1bps
CNY	5,725.35	4,270.92	850.89	1,035.82	1,390.11	38.63	13,311.73	1.09	1bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	5,665.55	4,226.31	842.00	1,025.00	1,513.15	35.12	13,307.12	(3.51)	3bps
Assumptions:									
Base net assets	5,665.55	4,226.31	842.00	1,025.00	1,513.15	38.63	13,310.64	-	-
Add: Fair valuation effects on borrowings and derivatives	440.84	160.20	(169.36)	(4.41)	(6.07)	(432.06)	(10.86)	-	-
Base net assets (including fair valuation of borrowings and derivatives)	6,106.39	4,386.51	672.64	1,020.59	1,507.08	(393.43)	13,299.78	-	-
Currency weight	0.5781	0.3738	13.4520	0.0809	1.0993	-	-	-	-
Base exchange rate	1.3692	1.1657	214.4438	1.0178	9.5669	-	-	-	-

Sensitivity of the Bank's Net Assets to Currency Fluctuations as at 31 December 2024

(UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other currencies	Net assets	Change in net assets gain/(loss)	Basis point change of total net assets
Net assets resulting from a 10% appreciation against the USD									
EUR	5,140.22	3,816.36	781.09	896.15	1,344.47	12.65	11,990.94	0.18	0bps
GBP	5,252.64	3,545.30	798.17	1,007.32	1,373.87	12.65	11,989.97	(0.79)	1bps
JPY	5,258.89	3,549.52	879.03	916.84	1,375.51	12.65	11,992.44	1.68	2bps
CNY	5,233.07	3,532.09	795.20	912.34	1,505.63	12.65	11,990.97	0.22	0bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	5,293.46	3,572.85	804.38	922.87	1,384.55	13.92	11,992.02	1.27	1bps
Net assets resulting from a 10% depreciation against the USD									
EUR	5,440.92	3,338.53	826.78	948.57	1,423.12	12.65	11,990.58	(0.18)	0bps
GBP	5,331.12	3,598.27	810.10	844.94	1,394.40	12.65	11,991.48	0.73	1bps
JPY	5,325.29	3,594.33	735.65	928.41	1,392.87	12.65	11,989.21	(1.55)	2bps
CNY	5,349.59	3,610.73	812.90	932.65	1,272.03	12.65	11,990.56	(0.20)	0bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	5,293.46	3,572.85	804.38	922.87	1,384.55	11.50	11,989.61	(1.15)	1bps
Assumptions:									
Base net assets	5,293.46	3,572.85	804.38	922.87	1,384.55	12.65	11,990.76	-	-
Add: Fair valuation effects on borrowings and derivatives	414.42	212.58	(128.45)	(8.05)	(7.79)	(237.07)	245.63	-	-
Base net assets (including fair valuation of borrowings and derivatives)	5,707.88	3,785.43	675.93	914.81	1,376.76	(224.42)	12,236.39	-	-
Currency weight	0.5781	0.3738	13.4520	0.0809	1.0993	-	-	-	-
Base exchange rate	1.3050	1.2538	204.6254	1.0407	9.5255	-	-	-	-

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

- The sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets.
- The sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates but adequately responsive to general market trends.

The interest rate risk positions as at 31 December 2025 and 31 December 2024 were as follows.

Interest Rate Risk Position as at 31 December 2025

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	710,559	-	-	-	-	-	-	710,559
Demand Obligations	990	-	-	-	-	-	-	990
Treasury Investments[(a)]	8,928,235	967,780	1,060,670	1,075,330	1,084,760	5,480,780	(146,290)	18,451,265
Accounts Receivable	1,626,245	-	-	-	-	-	-	1,626,245
Loans—disbursed and outstanding	23,023,251	313,887	322,940	341,927	313,733	2,026,053	(45,917)	26,295,874
Hedged loans—fair value adjustment	-	-	-	-	-	-	(141,789)	(141,789)
Accumulated impairment for loan losses	-	-	-	-	-	-	(523,365)	(523,365)
Equity participations	-	-	-	-	-	-	1,107,837	1,107,837
Other Assets	-	-	-	-	-	-	252,654	252,654
	34,289,280	**1,281,667**	**1,383,610**	**1,417,257**	**1,398,493**	**7,506,833**	**503,130**	**47,780,270**
Liabilities								
Accounts Payable	(1,618,597)	-	-	-	-	-	-	(1,618,597)
Employee benefit obligations	(274,280)	-	-	-	-	-	-	(274,280)
Borrowings[(b)]	(34,166,873)	-	-	-	-	-	1,579,255	(32,587,618)
	(36,059,750)	-	-	-	-	-	1,579,255	(34,480,495)
Interest rate risk position as at 31 December 2025*	**(1,770,470)**	**1,281,667**	**1,383,610**	**1,417,257**	**1,398,493**	**7,506,833**	**2,082,385**	**13,299,775**

** Interest rate risk position represents equity on the balance sheet.*

(a) Treasury Investments comprise:	
Treasury Investments	18,406,089
Derivative Assets—investments	46,576
Derivative Liabilities—investments	(1,400)
Amount per statement of interest rate risk	**18,451,265**
(b) Borrowings comprise:	
Borrowings	31,204,789
Derivative Assets—borrowings	(743,662)
Derivative Liabilities—borrowings	2,126,491
Net borrowings per statement of interest rate risk	**32,587,618**

Interest Rate Risk Position as at 31 December 2024

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	859,306	-	-	-	-	-	-	859,306
Demand Obligations	1,146	-	-	-	-	-	-	1,146
Treasury Investments[(a)]	5,858,600	725,470	791,270	928,080	1,008,180	5,182,900	(84,603)	14,409,897
Accounts Receivable	1,648,261	-	-	-	-	-	-	1,648,261
Loans—disbursed and outstanding	21,238,849	331,293	277,584	284,562	296,074	1,811,617	(48,222)	24,191,757
Hedged loans—fair value adjustment	-	-	-	-	-	-	(217,548)	(217,548)
Accumulated impairment for loan losses	-	-	-	-	-	-	(500,550)	(500,550)
Equity participations	-	-	-	-	-	-	1,090,631	1,090,631
Other Assets	-	-	-	-	-	-	165,652	165,652
	29,606,162	**1,056,763**	**1,068,854**	**1,212,642**	**1,304,254**	**6,994,517**	**405,360**	**41,648,552**
Liabilities								
Accounts Payable	(1,513,361)	-	-	-	-	-	-	(1,513,361)
Employee benefit obligations	(266,195)	-	-	-	-	-	-	(266,195)
Borrowings[(b)]	(29,373,220)	-	-	-	-	-	1,740,610	(27,632,610)
	(31,152,776)	-	-	-	-	-	1,740,610	(29,412,166)
Interest rate risk position as at 31 December 2024*	**(1,546,614)**	**1,056,763**	**1,068,854**	**1,212,642**	**1,304,254**	**6,994,517**	**2,145,970**	**12,236,386**

** Interest rate risk position represents equity on the balance sheet.*

(a) Treasury Investments comprise:	
Treasury Investments	14,371,342
Derivative Assets—investments	42,396
Derivative Liabilities—investments	(3,841)
Amount per statement of interest rate risk	**14,409,897**
(b) Borrowings comprise:	
Borrowings	26,404,030
Derivative Assets—borrowings	(820,923)
Derivative Liabilities—borrowings	2,049,503
Net borrowings per statement of interest rate risk	**27,632,610**

Interest Rate Risk on Assets Funded by Debt

Two-thirds of the Bank's interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering variable rate loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank's borrowings. The pool is funded with a mix of

fixed rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass-through formulation incorporated in the lending rates charged on the Bank's pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favour of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank has offered fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank's net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding reference (6-month floating reference rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty. As at 31 December 2025, the Bank has transitioned all appropriate LIBOR referenced contracts to their respective Alternative Reference Rates.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank's liquidity policy and uses a 6-month floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a 1-month floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank's active currencies on a standard 6-month floating rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired 6-month floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar maturity.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank's equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank's assets are funded by equity and repriced in each year. Using this benchmark, the Bank's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of December 2025, the Bank's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward/downward shift in the SDR curve of 100 bps would have generated a maximum gain/maximum loss in income statement of UA 8.77 million and UA 7.48 million as of 31 December 2025 and 31 December 2024, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at FVTPL. The table below shows the effect of a parallel yield curve movement of +/– 1bp of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2025. The market experienced lower interest rates during the year. As such, the sensitivity analysis for 31 December 2025 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

Sensitivity Analysis of Treasury Investments, Borrowings and Related Derivatives

(UA thousands)

	Upward parallel shift		Downward parallel shift	
	2025 gain/(loss)	2024 gain/(loss)	2025 gain/(loss)	2024 gain/(loss)
Treasury Investments at FVTPL	(59)	(509)	56	504
Borrowings at FVTPL and derivatives	3,557	(5,024)	(3,109)	5,138

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Prepayments in the year ended 31 December 2025 amounted to UA 136.34 million, compared with prepayments of UA 39.63 million realized in 2024, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems, processes, people and external events.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people and/or systems and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank's transactions or activities and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF), an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank's internal controls in all significant business processes with financial statement impact. The scope of this evaluation is gradually being expanded to include IT General Controls and IT Application controls with financial statement impact. As part of this process, Management's attestation on the adequacy of internal controls over financial reporting is published in the Bank's Annual Report.

The ORMF which was revised in 2019 ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control, and risk reporting across the Bank. It also provides the

basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank's Capital Adequacy and Exposure Management Framework provide for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan that aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group—the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Technology and Corporate Services Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Plan Unit follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank's operational risk management practices include compliance with the Code of Conduct and Staff Rules, the work of the Integrity and Anti-Corruption Department and the existence of a whistleblower protection policy.

NOTE D—FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The tables below set out the classification of each class of financial assets and financial liabilities, and their respective fair values as at 31 December 2025 and 31 December 2024:

Analysis of Financial Assets and Financial Liabilities by Measurement Basis

31 December 2025

(UA thousands)

	Financial assets and liabilities at FVTPL					
	Mandatorily at fair value	Designated at fair value	Fair value through OCI	Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
Cash	-	-	-	710,559	710,559	710,559
Demand Obligations	-	-	-	990	990	990
Treasury Investments	6,688,914	-	-	11,717,175	18,406,089	16,026,076
Derivative Assets	790,238	-	-	-	790,238	790,238
Accounts Receivable	-	-	-	1,626,245	1,626,245	1,626,245
Loans	-	-	-	25,772,509	25,772,509	25,772,509
Equity participations	-	-	1,107,837	-	1,107,837	1,107,837
Total Financial Assets	**7,479,152**	**-**	**1,107,837**	**39,827,478**	**48,414,467**	**46,034,454**
Accounts Payable	-	-	-	1,618,597	1,618,597	1,618,597
Derivative Liabilities	2,127,891	-	-	-	2,127,891	2,127,891
Borrowings	-	30,942,424	-	262,365	31,204,789	30,690,370
Total Financial Liabilities	**2,127,891**	**30,942,424**	**-**	**1,880,962**	**34,951,277**	**34,436,858**

31 December 2024

	Financial assets and liabilities at FVTPL					
	Mandatorily at fair value	Designated at fair value	Fair value through OCI	Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
Cash	-	-	-	859,306	859,306	859,306
Demand Obligations	-	-	-	1,146	1,146	1,146
Treasury Investments	4,899,390	-	-	9,471,952	14,371,342	13,148,444
Derivative Assets	863,319	-	-	-	863,319	863,319
Accounts Receivable	-	-	-	1,648,261	1,648,261	1,648,261
Loans	-	-	-	23,691,207	23,691,207	23,691,207
Equity participations	-	-	1,090,631	-	1,090,631	1,090,631
Total Financial Assets	**5,762,709**	**-**	**1,090,631**	**35,671,872**	**42,525,212**	**41,302,314**
Accounts Payable	-	-	-	1,513,361	1,513,361	1,513,361
Derivative Liabilities	2,053,344	-	-	-	2,053,344	2,053,344
Borrowings	-	26,196,006	-	208,024	26,404,030	25,997,403
Total Financial Liabilities	**2,053,344**	**26,196,006**	**-**	**1,721,385**	**29,970,735**	**29,564,108**

The table below classifies the Bank's financial instruments that were carried at fair value at 31 December 2025 and 31 December 2024 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

Hierarchy of Financial Instruments at Fair Value Through Profit or Loss

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data			
	(Level 1)		(Level 2)		(Level 3)		Total	
	2025	2024	2025	2024	2025	2024	2025	2024
Treasury Investments	6,053,081	4,297,348	633,511	599,695	2,322	2,347	6,688,914	4,899,390
Derivative Assets	46,576	42,396	733,487	814,422	10,175	6,501	790,238	863,319
Equity Participation	13,080	9,729	-	-	1,094,757	1,080,902	1,107,837	1,090,631
Total Financial Assets	**6,112,737**	**4,349,473**	**1,366,998**	**1,414,117**	**1,107,254**	**1,089,750**	**8,586,989**	**6,853,340**
Derivative Liabilities	-	-	1,886,540	1,866,033	241,351	187,311	2,127,891	2,053,344
Borrowings	22,899,982	17,456,616	6,858,619	7,731,318	1,183,823	1,008,072	30,942,424	26,196,006
Total Financial Liabilities	**22,899,982**	**17,456,616**	**8,745,159**	**9,597,351**	**1,425,174**	**1,195,383**	**33,070,315**	**28,249,350**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer. Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to Regional Member Countries, private equity and corporate debt securities including some structured assets and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However, as noted earlier, following the adoption of the expected credit loss model, the fair value of loans measured at amortized cost are deemed to approximate their carrying value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows.

Debt Securities—Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares—Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied on the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (Level 3 hierarchy) between 31 December 2024 and 31 December 2025 was as follows.

Reconciliation of Level 3 Fair Value Balances

(UA thousands)

	Treasury Investment at FVTPL	Equity Investments at FVOCI	Derivative Assets	Derivative Liabilities	Borrowings
Balance at 1 January 2024	2,616	1,106,735	8,130	(113,438)	(1,043,652)
Gain/(Losses) recognized in income statement	(311)	-	(12,667)	(31,333)	34,823
Losses recognized in statement of comprehensive income	-	(66,135)	-	-	-
Purchases, issues and settlements (net)	(31)	4,141	4,018	1,462	10,787
Reclassification		-	138	(14,413)	(15,612)
Translation effects	73	36,161	211	(22,918)	5,582
Transfer between assets and liabilities	-	-	6,671	(6,671)	-
Balance at 31 December 2024	**2,347**	**1,080,902**	**6,501**	**(187,311)**	**(1,008,072)**
Balance at 1 January 2025	2,347	1,080,902	6,501	(187,311)	(1,008,072)
Gain/(Losses) recognized in income statement	91	-	(3,397)	(62,811)	32,828
Losses recognized in statement of comprehensive income	-	(69,429)	-	-	-
Purchases, issues and settlements (net)	-	25,533	5,179	(13,889)	(333,602)
Reclassification	(4)	-	(867)	6,155	132,222
Translation effects	(112)	57,751	(184)	19,448	(7,199)
Transfer between assets and liabilities	-	-	2,943	(2,943)	-
Balance at 31 December 2025	**2,322**	**1,094,757**	**10,175**	**(241,351)**	**(1,183,823)**

Fair Value Hierarchy—Financial Assets and Financial Liabilities at Amortized Cost

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 31 December 2025 and 31 December 2024 into three levels reflecting the observability of inputs in the fair measurements, with Level 1 as observable and Level 3 unobservable.

Fair Value Hierarchy of Financial Instruments at Amortized Cost

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2025	2024	2025	2024	2025	2024	2025	2024
Treasury Investments	9,258,661	8,266,885	1,914,692	552,547	-	-	11,173,353	8,819,432
Loans	-	-	-	-	25,772,509	23,691,207	25,772,509	23,691,207
Total Financial Assets	**9,258,661**	**8,266,885**	**1,914,692**	**552,547**	**25,772,509**	**23,691,207**	**36,945,862**	**32,510,639**
Borrowings	-	-	155,359	180,774	96,244	18,334	251,603	199,108
Total Financial Liabilities	**-**	**-**	**155,359**	**180,774**	**96,244**	**18,334**	**251,603**	**199,108**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of financial instrument	Valuation approach	Key unobservable input	Inter-relationship between key unobservable inputs and fair value measurement
Treasury Investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative Assets	Options model	Volatility of credit Counterparty credit risk "Own credit" risk	-
Equity participations	Net asset value	Percentage of equity holdings and net assets	Increase in net asset increases fair value
Derivative Liabilities	Discounted cash flow	Volatility of credit spreads	-
Borrowings	Consensus pricing	Offered quotes "Own credit"	-

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below.

Comparable Pricing

Comparable pricing refers to the method whereby valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities defaulting on obligations and the joint probability of multiple entities defaulting on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is applied primarily to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with the strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in Level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of Level 3 investments is sensitive to sources of pricing used.

Borrowing at FVTPL and Derivatives

The table below shows the effect of a parallel yield curve movement of +/– 1 bps of each of the currencies in the Level 3 borrowings and derivative portfolios as of 31 December 2025 and December 2024. The market experienced high interest rates during the year. As such, the sensitivity analysis for 31 December 2025 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

Sensitivity Analysis for Level 3 Borrowings at FVTPL and Related Derivatives

(UA thousands)

	Upward parallel shift gain/(loss)		Downward parallel shift gain/(loss)	
	2025	2024	2025	2024
Level 3 Borrowings at FVTPL and derivative portfolios	689	164	(398)	(21)

Day-One Gain or Loss—Unrecognized Gains/Losses on the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 December 2025 and 31 December 2024 were made up as follows.

Movement in Day-One Gain

(UA thousands)

	2025	2024
Balance at 1 January	119,981	182,318
New transactions	6,115	(30,939)
Amounts recognized in income statement during the year	(20,868)	(29,100)
Translation effects	238	(2,298)
Balance	**105,466**	**119,981**

NOTE E—CASH AND BANK BALANCES

The Bank's cash and bank details are as follows.

Summary of Cash and Bank Balances

(UA thousands)

	2025	2024
Balances with central banks	644,386	802,171
Balances with commercial banks and others	66,173	57,135
Total	**710,559**	**859,306**

NOTE F—TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations; time deposits; mortgage and asset-backed securities; funded risk participation programs; secured lending transactions; resale agreements; and related derivative instruments, including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA– or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations

with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA– or above. All derivative transactions, including options, cross-currency and interest rate swaps, including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 31 December 2025, the Bank had received collateral with fair value of UA 105 million (December 2024: UA 89 million) in connection with swap agreements. This amount was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in "Other accounts payable."

The composition of Treasury Investments as at 31 December 2025 and 31 December 2024 was as follows.

Analysis of Treasury Investments Portfolio

(UA thousands)

	2025	2024
Treasury Investments at amortized cost	11,720,846	9,472,299
Provision for impairment	(3,671)	(347)
	11,717,175	9,471,952
Treasury Investments mandatorily measured at FVTPL	6,688,914	4,899,390
Total treasury investments	**18,406,089**	**14,371,342**

Treasury Investments as at 31 December 2025 included the amount of UA 728.38 million (2024: UA 589.67 million) funded by the proceeds of the Hybrid Capital.

Treasury Investments at Amortized Cost

The analysis of Treasury Investments at amortized cost as at 31 December 2025 and 31 December 2024 is as follows.

Analysis of Treasury Investments at Amortized Cost by Currency

(UA millions)

	US Dollar		Euro		CNY		Other currencies		All currencies	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Asset-backed securities/ lending	1,088.44	-	-	-	-	-	-	-	1,088.44	-
Government and agency obligations	1,662.88	1,549.44	1,915.85	1,555.97	1,137.03	919.96	1,141.81	1,134.96	5,857.57	5,160.33
Corporate bonds	436.48	287.25	-	-	-	-	-	-	436.48	287.25
Financial institutions	248.81	241.22	125.01	26.54	-	-	321.51	275.26	695.33	543.02
Supranational	1,658.14	1,835.61	1,435.16	1,138.46	80.17	82.16	469.56	425.47	3,643.03	3,481.70
Total	**5,094.75**	**3,913.52**	**3,476.02**	**2,720.97**	**1,217.20**	**1,002.12**	**1,932.88**	**1,835.69**	**11,720.85**	**9,472.30**

The nominal value of Treasury Investments at amortized cost as of 31 December 2025 is UA 11,720.85 million (31 December 2024: UA 8,707.75). The average yield of treasury investments at amortized cost for the year ended 31 December 2025 was 2.48 percent (31 December 2024: 2.09 percent).

The contractual maturity structure of Treasury Investments at amortized cost as at 31 December 2025 and 31 December 2024 was as follows.

Maturity Structure of Treasury Investments at Amortized Cost

(UA millions)

	2025	2024
1 year or less	1,873.90	651.99
More than 1 year but less than 2 years	964.02	723.23
More than 2 years but less than 3 years	1,063.81	790.88
More than 3 years but less than 4 years	1,073.59	933.44
More than 4 years but less than 5 years	1,085.24	1,007.02
More than 5 years	5,660.29	5,365.74
Total	**11,720.85**	**9,472.30**

The fair value of Treasury Investments at amortized cost as of 31 December 2025 was UA 11,498.09 million (31 December 2024: UA 8,819.90 million). Treasury Investments at amortized costs include UA 728.38 million (31 December 2024: UA 573.89 million) funded with the proceeds of the Hybrid Capital.

Treasury Investments mandatorily measured at FVTPL

The analysis of Treasury Investments at FVTPL at 31 December 2025 and 31 December 2024 was as follows.

Analysis of Treasury Investments at FVTPL by Currency

(UA millions)

	US Dollar		Euro		CNY		Other currencies		All currencies	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Time deposits	477.12	462.61	158.59	255.82	138.32	346.63	476.72	96.25	1,250.75	1,161.31
Asset-backed securities	2.32	2.42	-	-	-	-	-	-	2.32	2.42
Government and agency obligations	2,199.68	1,587.97	1,431.18	585.84	130.13	-	29.74	28.76	3,790.73	2,202.57
Financial institutions	331.11	393.25	258.24	183.18	-	-	-	-	589.35	576.43
Supranational	593.09	611.31	462.67	345.35	-	-	-	-	1,055.76	956.66
Total	**3,603.32**	**3,057.56**	**2,310.68**	**1,370.19**	**268.45**	**346.63**	**506.46**	**125.01**	**6,688.91**	**4,899.39**

The nominal value of Treasury Investments mandatorily measured at FVTPL as of 31 December 2025 was UA 6,708.80 million (31 December 2024: UA 4,912.85 million). The average yield of treasury investments mandatorily measured at FVTPL for the period 31 December 2025 was 3.14 percent (31 December 2024: 4.21 percent). The contractual maturity structure of Treasury Investments mandatorily measured at FVTPL as of 31 December 2025 and 31 December 2024 was as follows.

Maturity Structure of Treasury Invesments at FVTPL

(UA millions)

	2025	2024
1 year or less	2,928.50	1,966.25
More than 1 year but less than 2 years	853.00	548.15
More than 2 years but less than 3 years	1,516.81	1,355.22
More than 3 years but less than 4 years	354.64	872.06
More than 4 years but less than 5 years	1,033.64	155.30
More than 5 years	2.32	2.41
Total	**6,688.91**	**4,899.39**

Treasury Investments at FVTPL include zero investment (31 December 2024: UA 15.78 million) funded with the proceeds of the Hybrid Capital.

NOTE G—DERIVATIVE FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The fair value of derivative financial assets and financial liabilities as at 31 December 2025 and 31 December 2024 were as follows.

Fair Value of Derivative Financial Assets and Financial Liabilities

(UA thousands)

	2025		2024	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	366,333	1,700,013	572,352	1,491,344
Interest rate swaps	138,822	323,804	27,139	550,924
Loan swaps	238,507	102,674	221,432	7,235
	743,662	**2,126,491**	**820,923**	**2,049,503**
Investments-related:				
Asset swaps	-	1,400	-	3,841
Futures and others	46,576	-	42,396	-
	46,576	1,400	42,396	3,841
Total	**790,238**	**2,127,891**	**863,319**	**2,053,344**

The notional amounts of derivative financial assets and liabilities as at 31 December 2025 and 31 December 2024 were follows.

Notional Amounts for Derivative Instruments

(UA thousands)

	2025	2024
Borrowings-related:		
Cross-currency swaps	16,417,979	14,437,641
Interest rate swaps	22,672,532	17,122,890
Loan swaps	3,420,600	2,879,474
	42,511,111	**34,440,005**
Investments-related:		
Asset swaps	(2,919)	(84,987)
	(2,919)	(84,987)
Total	**42,508,192**	**34,355,018**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2025, the Bank had futures with a notional value of EUR 24,264 million (UA 20,818 million) (2024: EUR 1,408 million, UA 1,122 million), USD 19,686 million (UA 14,375 million) (2024: USD 12,885 million, UA 9,880 million) and GBP 225 million (UA 221 million) (2024: GBP 303 million, UA 292 million).

The carrying values of the Euro, US Dollar and GBP futures was a market value of EUR 0.67 million (UA 0.57 million) (2024: EUR 15.58 million, UA 12.41 million), a market value of USD 13.43 million (UA 9.81 million) (2024: negative USD 7.08 million, UA 5.43 million) and a market value GBP 0.12 million (UA 0.12 million) (2024: negative GBP 0.35 million, UA 0.33 million), respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure (i.e. EUR, GBP, CFA Franc and USD vis-à-vis the UA), the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2025, there were no open positions with respect to forward exchange transactions.

Hedge Accounting

Fair Value Hedge

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in the income statement. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in the income statement.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2025 was an asset of UA 129.20 million (December 2024: UA 206.95 million). The fair value loss on these loan

swaps for the year ended 31 December 2025 was UA 89.21 million (December 2024: UA 60.07 million). The fair value gain on the hedged loans attributable to the hedged risk was UA 91.41 million (December 2024: gain of UA 59.26 million). Therefore, the hedge effectiveness recognized in the income statement was a gain of UA 2.20 million (December 2024: loss of UA 0.81 million).

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2025, the amortization of fair value adjustment on the hedged risk amounted to a gain of UA 0.55 million (December 2024: gain of UA 1.73 million).

Cash Flow Hedge

The Bank issued hybrid capital instruments in 2024 and 2025 and invested the proceeds in certain types of bonds over an interim period of time. The transaction was a forecast purchase of bonds (using derivatives) with interest rate risk exposure between when the hybrid capital (is issued and) proceeds are received, and when bonds are purchased over an interim forecast or future period (of up to 3 months) to construct a dedicated bond portfolio.

To mitigate interest rate and income statement volatility during the interim period, the Bank applied cash flow hedge accounting using bonds futures. The table below shows the movement and closing balance on the cash flow hedge reserve and amounts transferred to income statement as reclassification adjustments.

Movement in Cash Flow Hedge Reserve

(UA thousands)

	2025	2024
Fair value losses from hedging instrument	10,705	11,568
Reclassification to income statement	(1,129)	(863)
Net fair value losses in cash flow hedge reserve	**9,576**	**10,705**

NOTE H—LOANS AND GUARANTEES

Loans

The Bank's loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms—that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank can mobilize co-financing by transferring some or all the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank can fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a "cost-pass-through" principle to ensure that the overall cost of funds is compensated.

At 31 December 2025 and 31 December 2024, outstanding loans were as follows.

Summary of Outstanding Loan Balance

(UA thousands)

	2025	2024
Outstanding balance of loans—gross	26,295,874	24,191,757
Provision for impairment	(523,365)	(500,550)
Total outstanding loans	**25,772,509**	**23,691,207**

Classification of Loans

At 31 December 2025 and 31 December 2024, the carrying values of net outstanding loans were as follows.

Classification of Loans by Type

(UA thousands)

	2025	2024
Loans at amortized cost		
Fixed rate loans	3,724,259	3,349,440
Floating rate loans	22,431,550	20,695,230
Variable rate loans	140,065	147,087
Gross loans	**26,295,874**	**24,191,757**
Provision for impairment	(523,365)	(500,550)
Total outstanding loans	**25,772,509**	**23,691,207**

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans. During the period, the fair value of the loan was determined as zero due to changes in the key valuation inputs. Subsequent changes in the key valuation inputs would lead to impairment gains that would be recognized in the income statement when it happens.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of total outstanding loans (on gross basis) as at 31 December 2025 and 31 December 2024 was as follows.

Maturity Structure of Loan Portfolio

(UA millions)

	2025				2024
Periods	Fixed rate	Floating rate	Variable rate	Total	Total
1 year or less	451.65	1,765.32	140.07	2,357.04	2,183.83
More than 1 year but less than 2 years	267.98	1,796.55	-	2,064.53	1,928.39
More than 2 years but less than 3 years	322.94	1,892.71	-	2,215.65	2,005.91
More than 3 years but less than 4 years	341.93	1,762.40	-	2,104.33	2,030.05
More than 4 years but less than 5 years	313.73	1,566.73	-	1,880.46	1,926.00
More than 5 years	2,026.03	13,647.83	-	15,673.86	14,117.58
Gross outstanding loans	**3,724.26**	**22,431.54**	**140.07**	**26,295.87**	**24,191.76**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans (on gross basis) as at 31 December 2025 and 31 December 2024 were as follows.

Currency Composition by Loan Type

(UA millions)

			2025		2024	
			Amount	%	Amount	%
Fixed rate:	Multi-currency	Euro	-		-	
		Japanese Yen	-		-	
		Pound Sterling	-		-	
		Swiss Franc	-		-	
		US Dollar	59.82		62.82	
			59.82	0.23	62.82	0.26
	Single currency	Euro	994.40		958.08	
		Japanese Yen	-		-	
		South African Rand	615.90		375.36	
		US Dollar	364.10		377.20	
		Others	-		-	
			1,974.40	7.51	1,710.64	7.07
	Structured products	Euro	1,398.20		1,367.11	
		US Dollar	78.86		-	
		South African Rand	212.98		208.87	
			1,690.04	6.43	1,575.98	6.51
Floating rate:	Single currency	Euro	2,307.15		2,573.88	
		Pound Sterling	-		-	
		Japanese Yen	-		-	
		South African Rand	1,082.04		843.80	
		US Dollar	4,418.40		4,943.18	
		Others	-		-	
			7,807.59	29.69	8,360.86	34.56
	Structured product	Euro	7,844.96		6,352.49	
		Japanese Yen	6.45		2.01	
		US Dollar	6,018.24		5,300.46	
		South African Rand	754.31		679.41	
			14,623.96	55.61	12,334.37	50.99
Variable rate:	Multi-currency	US Dollar	140.07		147.09	
			140.07	0.53	147.09	0.61
Gross outstanding loans			**26,295.87**	**100.00**	**24,191.76**	**100.00**

The weighted average yield on outstanding loans (on gross basis) for the year ended 31 December 2025 was 5.15 percent (31 December 2024: 6.08 percent).

A comparative summary of the composition of gross outstanding loans by currency at 31 December 2025 and 31 December 2024 were as follows.

Currency Composition of Loan Portfolio

(UA millions)

	2025		2024	
	Amount	%	Amount	%
Euro	12,544.71	47.71	11,251.56	46.51
Japanese Yen	6.45	0.02	2.01	0.01
South African Rand	2,665.23	10.14	2,107.44	8.71
US Dollar	11,079.48	42.13	10,830.75	44.77
Gross outstanding loans	**26,295.87**	**100.00**	**24,191.76**	**100.00**

Reconciliation of ECLs on Loan Principal and Undisbursed Loans

The movements in the accumulated provision for impairment on the outstanding loan principal for the year ended 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Loans

(UA thousands)

	2025	2024
Balance as at 1 January	500,550	727,776
Provisions/(Write-back) on impairment on loan principal and undisbursed loans for the year (net)	22,815	(13,642)
Loans written off	-	(213,584)
Net balance	**523,365**	**500,550**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans (including undisbursed loans). During the year ended 31 December 2025, impairment provision on private sector loans (including undisbursed loans) amounted to UA 15.06 million (2024: write-back of UA 167.64 million) while impairment for sovereign loans (including undisbursed loans) amounted to a provision of UA 7.75 million (2024: write-backs of UA 59.27 million). The accumulated provisions on private sector loans at 31 December 2025 amounted to UA 306.81 million (2024: UA 291.75 million) while accumulated provisions on public sector loans amounted to UA 216.55 million (2024: UA 208.80 million).

ECLs on Stage 3 Loan Principal

At 31 December 2025, outstanding loans with an aggregate principal balance of UA 568.80 million (31 December 2024: UA 482.68 million), of which UA 263.91 million (31 December 2024: UA 241.47 million) was overdue and credit impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Impaired Loans

(UA thousands)

	2025	2024
Outstanding balance on impaired loans	568,798	482,681
Provision for impairment (stage 3 only)	(302,853)	(279,386)
Net balance on impaired loans	**265,945**	**203,295**

Accounts Receivable

Accrued Income and Charges Receivable on Loans including Other Accounts Receivable

The accrued income and charges receivable on loans as at 31 December 2025 and 31 December 2024 were as follows.

Summary of Accounts Receivable

(UA thousands)

	2025	2024
Accrued income and charges receivable on loans	909,489	952,194
Provision for impairment	(202,411)	(196,540)
Total	**707,078**	**755,654**
Other accounts receivable:		
Accrued and other similar receivables	715,904	723,342
Staff receivables	70,717	76,960
Other receivables	127,942	87,730
Prepayment	4,604	4,575
Sub-total	**919,167**	**892,607**
Total accounts receivable	**1,626,245**	**1,648,261**

Reconciliation of ECLs on Charges Receivable

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Charges Receivable

(UA thousands)

	2025	2024
Balance at 1 January	196,540	231,000
Provisions on impairment on loan charges for the year (net)	5,871	4,170
Loans written off	-	(38,630)
Net balance	**202,411**	**196,540**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2025, an impairment provision was made on interest and charges receivable on private sector loans in the amount of UA 8.34 million (31 December 2024: write-back of UA 41.05 million), while impairment provision on interest and charges receivable on public sector loans was a write-back of UA 2.46 million (2024: provision of UA 6.58 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December amounted to UA 37.68 million (31 December 2024: UA 29.34 million) while accumulated provisions on interest and charges receivables on public sector loans amounted to UA 164.74 million (31 December 2024: UA 167.20 million).

ECLs on Stage 3 Charges Receivable

At 31 December 2025, outstanding charge receivable has an aggregate balance of UA 412.94 million (31 December 2024: UA 399.23 million).

The gross amounts of charge receivable that were impaired and their cumulative impairment at 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Impaired Charges Receivable

(UA thousands)

	2025	2024
Outstanding balance on impaired receivable	412,944	399,228
Net provision for impairment on loan principal for the year	(194,003)	(183,948)
Net balance on stage 3 charges receivable	**218,941**	**215,280**

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2025, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 44 million (31 December 2024: UA 53.41 million).

Also, the Bank provides repayment guarantees to entities within its Regional Member Countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Repayment guarantees provided by the Bank outstanding at 31 December 2025 amounted to UA 1,507.53 million (31 December 2024: UA 1,026.30 million), of which UA 90.10 million (31 December 2024: UA 59.50 million) is related to trade finance as at 31 December 2025.

The accumulated ECL calculated on the guarantees issued by the Bank as at 31 December 2025 was UA 16.60 million (31 December 2024: UA 5.88 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs (see additional details in Note C).

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note C.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 31 December 2025, the maximum coverage amounts of non-sovereign loans by PSF amounted to UA 539.41 million (31 December 2024: UA 549.26 million).

The total cost of BSO coverage for the year ended 31 December 2025 was UA 12.18 million (2024: UA 13.84 million).

NOTE I—EQUITY PARTICIPATIONS

Investment in ADF

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the African Development Bank. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven primarily by staff time spent on individual entity's work program deliverables. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended 31 December 2025 amounted to UA 249.61 million (31 December 2024: UA 256.15 million), representing 50.33 percent (December 2024: 51.28 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the AfDB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2025, the Bank's pro-rata or economic share in ADF was 0.30 percent (31 December 2024: 0.31 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF or rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank's Financial Statements.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries, and particularly the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than trading, the Bank has opted to designate all its equity investments as at FVOCI.

For the year ended 31 December 2025, dividend income decreased by UA 1.41 million (6.97 percent) to UA 18.81 million from UA 20.22 million in December 2024.

The Bank's equity interests at the end of 2025 and 31 December 2024 are summarized below.

Composition of Equity Participation

(UA thousands)

Institutions	Callable capital	2025	2024
Investment in ADF		111,741	111,741
Accumulated share of profit/(loss) and impairment on 1 January		(49,895)	(49,902)
Share of gains on equity accounted investments for the year		155	282
Write-back/(Impairment) for the year		853	(275)
		62,854	61,846
DIRECT INVESTMENTS			
Development finance institutions			
Africa Finance Corporation (AFC)	-	51,973	50,169
Africa Prudential PLC	-	235	161
Africa50—Project Development	6,837	2,182	1,557
Africa50—Project Finance	18,243	64,011	62,843
Africa50 IAF	11,841	2,107	458
African Export and Import Bank (AFREXIM)	19,809	100,203	96,794
African Guarantee Fund (AGF)	-	14,092	14,873
Central African Development Bank (BDEAC)	2,354	4,754	2,267
Development Bank of Nigeria	-	24,149	19,479
East African Development Bank (EADB)	10,222	20,397	19,723
Eastern and Southern African Trade and Development Bank (PTA)	54,911	139,944	145,054
Great Lakes Development Bank (BDEGL)	1,000	3,583	3,462
Shelter Afrique (SHAF)	-	7,557	7,935
United Capital PLC	-	1,790	641
West African Development Bank (BOAD)	12,896	16,741	6,080
	138,113	453,718	431,496
Commercial banks			
United Bank for Africa	-	10,897	8,789
	-	10,897	8,789
Microfinance institutions			
AB Microfinance Bank Nigeria Limited	-	518	396
Access Bank Liberia Limited	-	1,370	1,199
Access Bank Tanzania Limited	5	69	75
	5	1,957	1,670
Insurance			
Africa Trade Insurance Agency	-	20,290	18,824
Africa-Re	-	70,715	68,291
CICA-RE	3	8,021	6,121
Eastern and Southern African Reinsurance Company (ZEP-RE)	-	34,448	31,356
Dhamana Guarantee Company Limited	2,191	4,874	5,368
	2,194	138,348	129,960
Real sectors companies			
Kukuza Project Development Company	2,351	-	-
Afriland Properties PLC	-	159	138
	2,351	159	138
TOTAL DIRECT INVESTMENTS	**142,663**	**605,079**	**572,053**
FUNDS			
Adiwale	998	7,888	6,542
ADP III	2,250	20,765	10,003
AFIG Fund II LP	1,468	8,689	8,251
Africa Capital Works Holdings	2,851	13,033	13,325
Africa Forestry Fund II Limited	993	10,357	10,965
AfricaGoGreen Fund	2,914	4,351	3,254
Africa Health Fund LLC	2,225	40	42
Africa Joint Investment Fund (AJIF—CITADEL)	253	-	-
Africa Renewable Energy Fund L.P	-	2,383	3,400
African Agriculture Fund LLC (AAF)	537	3,637	4,952
African Domestic Bond Fund	8,762	6,574	6,587
African Infrastructure Investment Fund	8,684	5,791	5,090
African Infrastructure Investment Fund 2 (AIIF2)	1,938	6,158	5,475
African Infrastructure Investment Fund 2 (AIIF3)	-	25,192	25,597
AfricInvest FIVE	-	15,680	13,552
AfricInvest Fund 2 (AFRICINVEST2)	-	-	515
AfricInvest Fund 3 (AFRICINVEST3)	-	9,239	9,531
AFS LP	934	5,611	10,351
AGIA PD FUND LP	7,071	232	-
Agri-Vie Fund (AGRIVIE)	-	2,207	2,650
AIF	-	14,001	14,636
Alitheia IDF Fund	1,004	7,318	5,441
APIS Growth Fund I Africa LP	5,983	6,580	14,012
Arch African Renewable Power Fund LP(ARPF)	4,999	12,617	10,842
ARCH Cold Chain Solutions East Africa F	2,230	3,109	4,964

Institutions	Callable capital	2025	2024
Argan Infrastructure Fund (ARGAN)	1,777	2,402	2,285
Arm-Harith Infrastructure Investments Limited	35	10,486	10,109
Atlantic Coast Regional Fund (ACRF)	2,667	2,170	1,645
Aureos Africa Fund (AUREOS)	2,581	340	361
Azur Innovation Fund	767	2,538	1,424
BluePeak Private Capital Fund	1,803	4,968	7,636
BOOST PAF I	155	8,030	11,330
Business Partners International Southern Africa SME Fund	1,110	978	1,117
Carlyle Sub-Saharan Africa Fund (CSSAF)	710	17,734	22,025
Catalyst Fund (CATALYST)	4	-	402
Catalyst II	408	2,874	3,010
Cathay Africinvest Innovation Fund LLC	1,697	2,572	879
Cauris Croissance II Fund	978	563	636
Construction Equity Fund(CEF)	6,817	21,395	18,377
ECP Africa Fund 4 (ECP4)	-	11,298	10,138
ECP Africa Fund 3 (ECP3)	-	5,421	6,575
Eight Miles LLP	-	783	2,392
Enko Africa Private Equity Fund	2,420	38	295
Evolution III	10,172	4,058	2,568
Evolution Fund II (Mauritius) LP	2,615	13,375	14,156
Evolution One Fund (EVOLUTION ONE)	56	124	143
FEI-OGEF LP	167	3,875	3,890
FEI Ongrid	4,964	22,958	16,250
Fund for Agricultural Finance in Nigeria (FAFIN)	117	1,640	1,705
GEF Africa Sustainable Forestry Fund (GEF)	-	5,418	6,376
GroFin Africa Fund (GROFIN)	2,021	-	-
Helios Investors II Fund (HELIOS2)	240	2,150	7,399
I & P Afrique Entrepreneurs	420	1,812	2,000
I & P Afrique Entrepreneurs II LP	1,592	3,062	3,046
Investment Fund for Health in Africa (IFHA)	307	361	433
IPDEV II	775	2,529	2,320
Janngo Start Up Fund Senior	884	4,187	1,830
Kibo Fund II	-	3,272	6,808
Maghreb Private Equity Fund 3 (MPEF4)	1,541	7,741	13,731
Maghreb Private Equity Fund 3 (MPEF3)	680	261	4,415
Mediterrania Capital Fund III	638	4,222	13,723
Mediterrania Capital IV	6,480	7,437	-
Metier Sustainable Capital International Fund II L	2,723	14,045	11,692
Moringa Mauritius Africa	1,350	306	2,169
Nigeria Infrastructure Debt Fund	1	2,175	2,098
Partech Africa Fund II	3,227	2,178	543
Pan African Housing Fund (PAHF)	947	321	375
Pan African Infrastructure Development Fund 1 (PAIDF1)	-	4,120	6,375
Pan African Infrastructure Development Fund 2 (PAIDF2)	16,112	-	3,029
Pembani Remgro Infrastructure Fund II	11,919	1,999	2,252
PHATISA	2,295	3,551	5,403
RH Africa Fund	6,926	3	3
Seedstars Africa Ventures I VC Fund	2,870	2,604	
Shore Capital Fund III	3,233	6,325	6,933
TIDE AFRICA LP FUND	-	1,761	3,603
TIDE Africa II LP	2,889	2,483	1,763
Uhuru Growth Fund	1,831	3,935	3,556
VEROD	362	9,264	8,774
West Africa Emerging Markets Fund (WAEMF)	254	2,728	2,098
Yeelen Financial Fund	825	7,582	4,659
TOTAL FUNDS	**171,456**	**439,904**	**456,731**
TOTAL DIRECT INVESTMENT AND FUNDS	**314,119**	**1,044,983**	**1,028,784**
GRAND TOTAL	**314,119**	**1,107,837**	**1,090,631**

The cost of equity investments (excluding ADF) carried at fair value at 31 December 2025 amounted to UA 873.03 million (2024: UA 886.67 million).

NOTE J—PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

At 31 December 2025 and 31 December 2024, the Bank's property, equipment and intangible assets were as follows.

Property, Equipment and Intangible Assets

(UA thousands)

2025

	Land	Capital work in progress	Building & improve-ments*	RoU assets	Equipment & motor vehicles	Furniture, fixtures & fittings	Total property & equipment	Computer software	Property, equipment & intangible assets
Cost:									
Balance at 1 January	1,168	6,850	105,086	84,886	111,224	21,055	330,269	54,227	384,496
Transfer		(1,583)	989	-	594	-	-	-	-
Additions during the year	-	3,956	312	3,993	2,671	970	11,902	1,089	12,991
Disposals during the year	-	-	(97)	-	(29,177)	(2,598)	(31,872)	(22,093)	(53,965)
Balance at 31 December	**1,168**	**9,223**	**106,290**	**88,879**	**85,312**	**19,427**	**310,299**	**33,223**	**343,522**
Accumulated depreciation:									
Balance at 1 January	-	-	83,070	61,510	100,495	19,748	264,823	52,150	316,973
Depreciation during the year	-	-	2,739	9,014	4,308	618	16,679	2,112	18,791
Disposals during the year	-	-	(97)	-	(29,168)	(2,583)	(31,848)	(22,093)	(53,941)
Balance at 31 December	**-**	**-**	**85,712**	**70,524**	**75,635**	**17,783**	**249,654**	**32,169**	**281,823**
NBV: 31 December	**1,168**	**9,223**	**20,578**	**18,355**	**9,677**	**1,644**	**60,645**	**1,054**	**61,699**

2024

	Land	Capital work in progress	Building & improve-ments*	RoU assets	Equipment & motor vehicles	Furniture, fixtures & fittings	Total property & equipment	Computer software	Property, equipment & intangible assets
Cost:									
Balance at 1 January	1,168	5,873	103,664	70,452	108,445	20,811	310,413	52,353	362,766
Transfer		(1,529)	1,205	-	324	-	-	-	-
Additions during the year	-	2,506	217	14,434	4,598	575	22,330	1,909	24,239
Disposals during the year	-	-	-	-	(2,143)	(331)	(2,474)	(35)	(2,509)
Balance at 31 December	**1,168**	**6,850**	**105,086**	**84,886**	**111,224**	**21,055**	**330,269**	**54,227**	**384,496**
Accumulated depreciation:									
Balance at 1 January	-	-	65,885	52,588	97,770	19,475	235,718	48,920	284,638
Depreciation during the year	-	-	17,185	8,922	4,860	604	31,571	3,264	34,835
Disposals during the year	-	-	-	-	(2,135)	(331)	(2,466)	(34)	(2,500)
Balance at 31 December	**-**	**-**	**83,070**	**61,510**	**100,495**	**19,748**	**264,823**	**52,150**	**316,973**
NBV: 31 December	**1,168**	**6,850**	**22,016**	**23,376**	**10,729**	**1,307**	**65,446**	**2,077**	**67,523**

** Included in the building and improvement is the carrying amount (cost and accumulated depreciation) of the headquarters (HQ) building which management decided to discontinue use (accelerated depreciation), due to the reassessment of its useful life to zero.*

Gains/Losses on Disposal of Property and Equipment

(UA thousands)

	2025	2024
Cost (see Note J)	53,965	2,509
Accumulated depreciation (see Note J)	(53,941)	(2,500)
Net book value	24	9
Sales proceeds	111	54
Gains on disposal of property and equipment (Note O)	**87**	**45**

The table below shows the carrying amounts of the right-of-use assets and lease liabilities and the movements during the year.

Movement in Right-of-Use Assets and Lease Liabilities

(UA thousands)

	Right of Use Asset	Lease Liabilities
As at 1 January 2024	**17,864**	**16,694**
Additions	14,434	15,645
Depreciation expense	(8,922)	-
Payments	-	(10,378)
As at 31 December 2024	**23,376**	**21,961**
Additions	3,993	5,206
Depreciation expense	(9,014)	-
Payments	-	(10,250)
As at 31 December 2025	**18,355**	**16,917**

NOTE K—BORROWINGS

As at 31 December 2025 and 31 December 2024, the Bank's borrowings were as follows.

Analysis of Borrowing Portfolio

(UA thousands)

	2025	2024
Borrowings at fair value	30,942,424	26,196,006
Borrowings at amortized cost	262,365	208,024
Total	**31,204,789**	**26,404,030**

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A– or better. The Bank's usable capital at 31 December 2025 was UA 73.97 billion (31 December 2024: UA 68.10 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at 31 December 2025 and 31 December 2024 is as follows.

Borrowings and Swaps at 31 December 2025

(UA millions)

		Direct borrowings				Currency swap agreements (a)			Interest rate swaps		
Currency	Rate type	Carried at fair value	Carried at amortized cost	Weighted average cost[(b)] (%)	Weighted average maturity (years)	Amount (payable)/ receivable	Weighted average cost[(b)] (%)	Average maturity (years)	Notional amount payable/ (receivable)	Weighted average cost[(b)] (%)	Average maturity (years)
Euro	Fixed	6,157.06	-	1.79	2.76	-	-	-	-	-	-
		-	-	-	-	231.00	1.37	9.12	6,181.06	1.30	2.63
	Adjustable	-	-	-	-	(7,891.75)	2.13	1.89	(6,181.06)	2.09	2.63
		-	-	-	-	-	-	-	-	-	-
GBP	Fixed	2,176.24		3.34	1.61	-	-	-	-	-	-
		-	-	-	-	2,161.52	3.31	1.60	-	-	-
	Adjustable	-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	658.70	40.85	0.53	17.00	-	-	-	-	-	-
		-	-	-	-	918.13	0.61	18.14	-	-	-
	Adjustable	209.14	-	3.98	2.27	(8.76)	0.25	4.62	(7.94)	0.22	0.36
		-	-	-	-	229.62	3.78	5.11	7.94	2.83	0.36
US Dollar	Fixed	16,105.49	-	5.17	2.22	-	-	-	-	-	-
		-	-	-	-	1,168.31	4.02	1.16	14,983.79	5.12	2.42
	Adjustable	37.02	-	3.96	1.35	(5,987.94)	4.31	6.40	(15,026.50)	4.44	2.42
		-	-	-	-	5,754.11	4.35	2.58	37.24	3.92	1.35
Others	Fixed	5,055.94	79.43	2.63	3.71	-	-	-	-	-	-
		-	-	-	-	5,023.41	2.72	3.85	1,462.50	0.37	19.13
	Adjustable	542.83	141.63	4.54	5.12	(3,048.34)	7.05	2.81	(395.37)	7.02	14.78
		-	-	-	-	931.88	3.47	6.60	-	-	-
Total	Fixed	30,153.43	120.28	3.81	2.88	-	-	-	-	-	-
						9,502.38	2.78	4.51	22,627.35	3.77	3.56
	Adjustable	788.99	141.63	4.39	4.31	(16,936.78)	3.79	3.65	(21,610.87)	3.82	2.71
		-	-	-	-	6,915.60	4.21	3.21	45.18	3.73	1.18
Principal at face value		30,942.42	261.91	3.83	2.92	-	-	-	1,061.66	-	-
Net unamortized premium/(discount)		-	0.45	-	-	1,195.77	-	-	138.75	-	-
		30,942.42	262.36	3.83	2.92	1,195.77	-	-	1,200.41	-	-
Fair valuation adjustment		-	-	-	-	(2,529.45)	-	-	(1,015.43)[c]	-	-
Total		**30,942.42**	**262.36**	**3.83**	**2.92**	**(1,333.68)**	**-**	**-**	**184.98**	**-**	**-**

Supplementary disclosure (direct borrowings):
The carrying amount of borrowings at 31 December 2025 was UA 30,942.42 million and the estimated fair value was UA 31,141.53 million.
(a) Currency swap agreements include cross-currency interest rate swap.
(b) The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December 2025.
(c) These amounts are included in derivative assets and liabilities on the balance sheet.
Slight differences may occur in totals due to rounding.

Borrowings and Swaps at 31 December 2024

(UA millions)

		Direct borrowings				Currency swap agreements (a)			Interest rate swaps		
Currency	Rate type	Carried at fair value	Carried at amortized cost	Weighted average cost[b] (%)	Weighted average maturity (years)	Amount (payable)/ receivable	Weighted average cost[b] (%)	Average maturity (years)	Notional amount payable/ (receivable)	Weighted average cost[b] (%)	Average maturity (years)
Euro	Fixed	4,919.37	-	1.16	3.53	-	-	-	-	-	-
		-	-	-	-	216.85	1.38	9.51	4,983.85	1.13	3.32
	Adjustable	-	-	-	-	(6,436.62)	3.52	2.17	(4,983.85)	3.55	3.32
		-	-	-	-	-	-	-	-	-	-
GBP	Fixed	1,587.89	-	1.75	0.91	-	-	-	-	-	-
		-	-	-	-	1,635.37	1.72	0.90	-	-	-
	Adjustable	-	-	-	-	-	-	-	-	-	-
		-	-	-	-	-	-	-	-	-	-
Japanese Yen	Fixed	810.72	38.91	0.52	30.16	-	-	-	-	-	-
		-	-	-	-	979.55	0.61	30.56	-	-	-
	Adjustable	222.06	-	3.87	2.49	(8.89)	(0.24)	5.64	(10.77)	0.07	0.41
		-	-	-	-	233.24	3.68	5.76	10.77	2.62	0.41
US Dollar	Fixed	13,357.81	-	3.11	2.31	-	-	-	-	-	-
		-	-	-	-	1,226.87	4.02	2.17	12,521.91	3.01	2.33
	Adjustable	76.45	-	4.50	1.26	(6,038.77)	5.09	9.48	(12,605.02)	5.12	2.32
			-	-	-	4,389.30	4.96	2.74	81.28	4.45	1.31
Others	Fixed	4,762.74	74.62	2.80	3.63	-	-	-	-	-	-
		-	-	-	-	4,908.51	2.81	4.11	1,371.59	0.31	20.27
	Adjustable	458.95	95.01	4.21	5.11	(2,084.62)	7.14	2.99	(335.67)	8.08	15.92
			-	-	-	847.95	2.99	7.06	-	-	-
Total	Fixed	25,438.54	113.52	2.51	3.63	-	-	-	-	-	-
		-	-	-	-	8,967.16	2.50	6.28	18,877.35	2.32	3.89
	Adjustable	757.47	95.01	4.15	4.08	(14,568.89)	4.69	5.32	(17,935.30)	4.74	2.85
		-	-	-	-	5,470.49	4.60	3.53	92.05	4.23	1.21
Principal at face value		26,196.01	208.53	2.56	3.65	(131.24)	-	-	1,034.10	-	-
Net unamortized premium/(discount)		-	(0.51)	-	-	1,122.02	-	-	131.47	-	-
		26,196.01	208.02	2.56	3.65	990.78	-	-	1,165.57	-	-
Fair valuation adjustment		-	-	-		(1,904.16)	-	-	(1,689.35)[c]	-	-
Total		**26,196.01**	**208.02**	**2.56**	**3.65**	**(913.38)**	**-**	**-**	**(523.78)**	**-**	**-**

Supplementary disclosure (direct borrowings):
The carrying amount of borrowings at 31 December 2024 was UA 26,196.01 million and the estimated fair value was UA 26,395.11 million.
(a) Currency swap agreements include cross-currency interest rate swap.
(b) The average repricing period of the net currency obligations for adjustable-rate borrowings was six months. The rates indicated are those prevailing at 31 December 2024.
(c) These amounts are included in derivative assets and liabilities on the balance sheet.
Slight differences may occur in totals due to rounding.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2025 was as follows.

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
1 year or less	6,862.25	448.96	7,311.21
More than 1 year but less than 2 years	6,520.78	316.90	6,837.68
More than 2 years but less than 3 years	7,098.61	198.28	7,296.89
More than 3 years but less than 4 years	3,798.40	137.33	3,935.73
More than 4 years but less than 5 years	2,726.88	1.29	2,728.17
More than 5 years	2,780.02	52.72	2,832.74
Total	**29,786.94**	**1,155.48**	**30,942.42**

Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
1 year or less	30.56	-	30.56
More than 1 year but less than 2 years	106.90	-	106.90
More than 2 years but less than 3 years	34.08	-	34.08
More than 3 years but less than 4 years	49.52	-	49.52
More than 4 years but less than 5 years	-	-	-
More than 5 years	40.85	-	40.85
Subtotal	**261.91**	**-**	**261.91**
Net unamortized premium and discount	0.45	-	0.45
Total	**262.36**	**-**	**262.36**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2024 was as follows.

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
1 year or less	2,995.29	420.90	3,416.19
More than 1 year but less than 2 years	6,341.94	218.68	6,560.62
More than 2 years but less than 3 years	6,394.97	135.57	6,530.54
More than 3 years but less than 4 years	3,900.59	111.92	4,012.51
More than 4 years but less than 5 years	3,651.86	99.01	3,750.87
More than 5 years	1,880.88	44.40	1,925.28
Total	**25,165.53**	**1,030.48**	**26,196.01**

Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
1 year or less	60.19	-	60.19
More than 1 year but less than 2 years	17.63	-	17.63
More than 2 years but less than 3 years	69.49	-	69.49
More than 3 years but less than 4 years	7.82	-	7.82
More than 4 years but less than 5 years	8.91	-	8.91
More than 5 years	44.49	-	44.49
Subtotal	**208.53**	**-**	**208.53**
Net unamortized premium and discount	(0.51)	-	(0.51)
Total	**208.02**	**-**	**208.02**

The fair value of borrowings carried at fair value through profit or loss at 31 December 2025 was UA 30,942.42 million (December 2024: UA 26,196.01 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2025 was UA 33,495.81 million (December 2024: UA 29,154.12 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net loss of UA 87.73 million on borrowings, related derivatives and others for the year ended 31 December 2025 (31 December 2024: a loss of UA 7.81 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the year ended 31 December 2025 was a loss of UA 76.37 million (31 December 2024: a gain of UA 24.21 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for AfDB quoted bonds versus market referenced rate both at the beginning and end of the relevant year. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 December 2025, the cumulative unrealized fair value losses to date were UA 480.26 million (December 2024: UA 111.94 million).

NOTE L—ACCOUNTS PAYABLE

Accounts payable for the year ended 31 December 2025 and 31 December 2024 consist of:

Analysis of Accounts Payable

(UA thousands)

	2025	2024
Accrued financial charges:		
Accrued interest on borrowings	406,918	293,409
Accrued interest payable on cross currency swaps	433,591	510,596
Accrued interest on lease liabilities	87	113
Sub-total	**840,596**	**804,118**
Other accounts payables	778,001	709,243
Total accounts payable	**1,618,597**	**1,513,361**

NOTE M—EQUITY

Equity is composed of capital and reserves. These are further detailed as follows.

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, voluntary capital increases, special capital increases and the seven General Capital Increases (GCI) made so far.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase in the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country's payment of the first installment triggers its subscription, and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

At the Fifty-Ninth Annual Meeting of the African Development Bank held on 29 May 2024, the Board of Governors approved, by Resolution B/BG/2024/09, the General Callable Capital Increase of UA 88,125,360,000 to preserve the Bank's lending capacity. This approval increased the Bank's authorized capital from UA 152,034,360,000 to UA 240,159,720,000.

The Bank's capital as at 31 December 2025 and 31 December 2024 was as follows.

Composition of Paid-In Capital

(UA thousands)

	2025	2024
Capital Authorized (in shares of UA 10 000 each)	240,159,720	240,159,720
Less: Unsubscribed	(64,051,046)	(76,654,919)
Subscribed Capital	176,108,674	163,504,801
Less: Callable Capital	(166,209,110)	(153,532,422)
Paid-up Capital	9,899,564	9,972,379
Shares to be issued upon payment of future installments	(1,885,081)	(2,439,487)
Add: Amounts paid in advance	621	585
Capital	**8,015,104**	**7,533,477**

Included in the authorized data for 31 December 2025 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia ("former Yugoslavia").

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though

such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 31 December 2025 were as follows.

Statement of Subscriptions by Member Countries and Voting Power

(UA thousands)

	Member states	Total shares	% of total shares	Amount paid	Callable capital	Number of votes	% of total voting power
1	Algeria	776,309	4.456	421,402	7,341,680	776,934	5.343
2	Angola	142,552	0.818	71,797	1,353,722	131,788	0.906
3	Benin	30,707	0.176	14,692	292,390	31,332	0.215
4	Botswana	113,181	0.650	86,675	1,045,130	113,806	0.783
5	Burkina Faso	60,055	0.345	29,233	571,330	60,680	0.417
6	Burundi	28,312	0.163	13,272	269,846	28,937	0.199
7	Cabo Verde	7,962	0.046	4,381	75,250	7,976	0.055
8	Cameroon	226,881	1.302	52,575	2,216,251	127,094	0.874
9	Central African Republic	4,675	0.027	1,975	44,782	5,003	0.034
10	Chad	8,817	0.051	4,301	83,880	9,442	0.065
11	Comoros	1,053	0.006	680	9,856	1,631	0.011
12	Republic of the Congo	50,583	0.290	26,004	479,840	47,041	0.323
13	Côte d'Ivoire	558,505	3.206	263,015	5,322,050	558,739	3.842
14	Democratic Republic of Congo	219,225	1.258	66,808	2,125,445	203,275	1.398
15	Djibouti	1,213	0.007	1,517	10,610	1,838	0.013
16	Egypt	1,480,375	8.497	507,045	14,296,720	926,230	6.369
17	Equatorial Guinea	9,588	0.055	7,969	87,912	10,213	0.070
18	Eritrea	4,548	0.026	3,306	42,182	5,173	0.036
19	Eswatini	16,441	0.094	11,825	152,594	17,066	0.117
20	Ethiopia	363,184	2.085	100,025	3,531,830	222,814	1.532
21	Gabon	66,219	0.380	56,747	605,468	66,844	0.460
22	Gambia	17,304	0.099	6,823	166,240	16,801	0.116
23	Ghana	308,834	1.773	138,101	2,950,211	309,459	2.128
24	Guinea	53,630	0.308	22,325	513,990	51,091	0.351
25	Guinea Bissau	984	0.006	990	8,860	1,609	0.011
26	Kenya	180,161	1.034	82,734	1,718,880	180,677	1.242
27	Lesotho	13,155	0.076	6,992	124,570	13,780	0.095
28	Liberia	26,294	0.151	12,247	250,711	26,919	0.185
29	Libya	508,758	2.920	200,282	4,887,307	307,593	2.115

Member states		Total shares	% of total shares	Amount paid	Callable capital	Number of votes	% of total voting power
30	Madagascar	94,554	0.543	43,488	902,000	95,179	0.654
31	Malawi	42,934	0.246	18,942	410,410	43,559	0.300
32	Mali	25,444	0.146	20,487	233,957	26,069	0.179
33	Mauritania	7,732	0.044	5,152	72,185	8,357	0.057
34	Mauritius	94,566	0.543	56,737	888,860	95,191	0.655
35	Morocco	1,110,147	6.372	409,010	10,692,470	696,212	4.787
36	Mozambique	136,437	0.783	35,105	1,329,288	80,197	0.551
37	Namibia	49,979	0.287	27,996	471,800	50,604	0.348
38	Niger	47,438	0.272	13,562	460,823	29,426	0.202
39	Nigeria	1,318,875	7.570	787,593	12,401,180	1,319,500	9.073
40	Rwanda	19,664	0.112	8,749	187,896	19,194	0.132
41	São Tomé and Príncipe	8,622	0.049	4,086	82,143	9,247	0.064
42	Senegal	127,033	0.729	57,384	1,212,963	127,658	0.878
43	Seychelles	4,203	0.024	3,291	38,741	4,828	0.033
44	Sierra Leone	15,893	0.091	12,985	145,951	16,518	0.114
45	Somalia	4,300	0.024	3,157	39,846	4,925	0.034
46	South Africa	736,038	4.225	381,374	6,979,010	736,663	5.066
47	South Sudan	38,366	0.220	6,665	377,010	38,991	0.268
48	Sudan	14,034	0.081	14,160	126,177	14,659	0.101
49	Tanzania	117,540	0.675	51,020	1,124,387	118,165	0.813
50	Togo	23,964	0.138	11,364	228,276	24,589	0.169
51	Tunisia	210,923	1.211	117,666	1,991,564	211,345	1.453
52	Uganda	56,034	0.322	25,714	534,642	55,155	0.379
53	Zambia	170,406	0.978	73,967	1,630,070	161,976	1.114
54	Zimbabwe	405,669	2.328	120,069	3,936,634	251,105	1.727
Total regionals		**10,160,300**	**58.318**	**4,525,461**	**97,077,820**	**8,501,097**	**58.456**
55	Argentina	10,194	0.059	7,185	94,760	10,819	0.074
56	Austria	64,521	0.370	37,553	607,660	65,146	0.448
57	Belgium	93,548	0.537	61,730	873,750	94,173	0.648
58	Brazil	21,791	0.125	16,970	200,940	22,416	0.154
59	Canada	560,746	3.218	367,229	5,240,240	561,371	3.860
60	China	295,345	1.695	107,885	2,845,570	187,005	1.286
61	Denmark	268,385	1.540	98,768	2,585,090	169,973	1.169
62	Finland	111,657	0.641	38,169	1,078,410	70,965	0.488
63	France	540,433	3.102	293,241	5,111,090	541,058	3.721
64	Germany	954,864	5.481	350,373	9,198,270	603,094	4.147
65	India	41,549	0.238	23,638	391,860	42,174	0.290
66	Ireland	117,466	0.674	48,999	1,125,670	118,091	0.812
67	Italy	555,821	3.190	204,060	5,354,150	351,316	2.416
68	Japan	795,791	4.568	463,205	7,494,710	796,416	5.477
69	Korea	69,258	0.398	37,274	655,310	69,883	0.481
70	Kuwait	64,252	0.369	34,864	607,660	64,877	0.446
71	Luxembourg	29,833	0.171	14,385	283,950	30,458	0.209
72	Netherlands	201,982	1.159	73,605	1,946,220	128,217	0.882
73	Norway	269,924	1.549	98,945	2,600,300	170,931	1.175

Member states		Total shares	% of total shares	Amount paid	Callable capital	Number of votes	% of total voting power
74	Portugal	34,616	0.199	18,864	327,300	35,241	0.242
75	Saudi Arabia	27,996	0.161	16,298	263,670	28,621	0.197
76	Spain	154,377	0.886	100,670	1,443,100	155,002	1.066
77	Sweden	359,946	2.066	131,946	3,467,520	227,730	1.566
78	Switzerland	335,623	1.926	120,912	3,235,320	212,294	1.460
79	Türkiye	57,078	0.328	27,524	543,260	57,703	0.397
80	United Kingdom	271,589	1.559	177,620	2,538,270	272,214	1.872
81	United States of America	953,496	5.473	517,731	9,017,240	954,121	6.561
Total non-regionals		**7,262,081**	**41.682**	**3,489,643**	**69,131,290**	**6,041,309**	**41.544**
Grand total		**17,422,381**	**100.000**	**8,015,104**	**166,209,110**	**14,542,406**	**100.000**

The subscription position including the distribution of voting rights at 31 December 2025 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI V, GCI-VI and GCI-VII. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.
Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the Non-Regional Member Countries were fixed in terms of their national currencies. Under GCI-IV, subsequent capital increase payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = USD 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2025 and 31 December 2024, the Cumulative Exchange Adjustment on Subscriptions was as follows.

Cumulative Exchange Adjustment on Subscriptions

(UA thousands)

	2025	2024
Balance at 1 January	146,706	151,635
Net conversion losses/(gains) on new subscriptions	3,518	(4,929)
Balance	**150,224**	**146,706**

Reserves

The reserves increased by UA 221.36 million from UA 4,285.76 million as at 31 December 2024 to UA 4,507.11 million as at 31 December 2025. The increase of UA 221.36 million represents the net effect of total comprehensive income for 2025 (i.e. UA 254.86 million) and Hybrid Capital discretionary coupon and transaction cost paid (i.e. UA 33.50 million) in 2025. In line with IFRS, Hybrid Capital discretionary coupons and transaction costs paid were deducted directly from reserves.

Net Gains or Losses on Equity Investments at FVOCI Reserve

At 31 December 2025 and 31 December 2024, the change in the reserve was as follows.

Fair Value Change in Equity Participation Investments at FVOCI

(UA thousands)

	2025	2024
Balance at 1 January	21,093	80,655
Net fair value gains/(losses) for the year recognized in OCI	35,286	(59,562)
Transfer of fair value gains on derecognition to Retained Earnings	(36,792)	-
Closing balance at 31 December	**19,587**	**21,093**

Equity Participation instruments classified as measured at FVOCI were derecognized, and as a result, the fair value gains accumulated in the reserves related to these derecognized instruments were transferred to retained earnings.

Retained Earnings

Retained earnings include the net income for the year after considering transfers approved by the Board of Governors and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

At 31 December 2025 and 31 December 2024, the retained earnings were as follows.

Movement in Retained Earnings

(UA thousands)

Balance at January 1, 2024	3,825,455
Net income for the year	248,412
Hybrid Capital—Issue transaction costs	(2,831)
Hybrid Capital—Paid discretionary coupon	(16,271)
Balance at 31 December 2024	**4,054,765**
Net income for the year	189,408
Transfer from Net Gains or Losses on Equity Investments at FVOCI reserve	36,792
Hybrid Capital—Issue transaction costs	(1,820)
Hybrid Capital—Paid discretionary coupon	(31,677)
Balance at 31 December 2025	**4,247,468**

Cash Flow Hedge Reserve

A cash flow hedge reserve is a reserve that records the effective portion of gains or losses on a hedging instrument and reclassification adjustments to the income statement in the same period(s) in which the forecast cashflows affect the income statement. Details of the movement in the reserve in 2025 are disclosed in Note G—Hedge Accounting.

Hybrid Capital Instrument (HCI) Reserve

On 30 September 2025, the Bank completed its second issuance of the perpetual, deeply subordinated and fixed rate reset Hybrid Capital Notes, with issue proceed of UA 363.92 million (USD 500 million) at a discretionary coupon rate of 5.875 percent. The transaction costs were 0.5 percent of the issue amount, or UA 1.82 million (USD 2.5 million). The Bank launched the first issuance of the perpetual deeply subordinated and fixed rate reset Hybrid Capital Notes on 30 January 2024 with issue proceed of UA 563.86 million

(USD 750 million) at a discretionary coupon rate of 5.750 percent. The transaction costs were 0.5 percent or UA 2.83 million (USD 3.75 million). As at 31 December 2025, the total carrying amount of the Bank's Hybrid Capital was UA 927.78 million (Issue 1 on 30 January 2024: UA 563.86 million; and Issue 2 on 30 September 2025: UA 363.92 million).

The Bank has the sole and absolute discretion to call or redeem the hybrid capital (or on the occurrence of certain or repurchase events) and to pay the discretionary coupon and principal to the holders. The discretionary coupon is non-accruing and would be deemed payable to the holders if and only if declared and approved by the Bank. If a trigger event occurs and the set threshold (7.5x) is breached, payment of the discretionary coupon must be canceled. Also, hybrid capital would be written down if certain events occur.

Based on its terms, the hybrid capital meets the definition of equity under IFRS and was consequently classified and presented under equity in the financial statements. As such, all amounts received from the issue (e.g. proceeds) and all payment amounts (e.g. transaction costs and discretionary coupons) would be directly recorded in equity. Also, the Hybrid Capital would be recorded at historical cost and would not be remeasured over time.

Details of the Subordinated Notes and Hybrid Capital are presented below.

Details of Hybrid Capital Instrument Issuance

Issuance	Initial issue date	First call date	Initial nominal value (currency, USD'000)	Initial nominal value (UA'000)	Transaction cost (USD'000)	Coupon rate	Interest reset rate	Carrying amount (UA'000)
1	30-Jan-24	30-Aug-34	750,000	563,859	3,750	5.750%	5-year US treasury yield +157.5 bps	563,859
2	30-Sep-25	01-Aug-35	500,000	363,922	2,500	5.875%	5-year US treasury yield +165.3 bps	363,922
			1,250,000	**927,781**	**6,250**			**927,781**

Under the terms of issuance, the Bank retains full discretion to call or redeem the hybrid capital, whether upon specified events, repurchase triggers, or at its own initiative. Coupon payments are fully discretionary; they do not accrue if unpaid and are only recognized when declared and approved by the Bank.

If the hybrid capital is not redeemed at its first call date, the coupon rate will reset on the first reset date. For Issuance 1, the initial reset occurs in August 2034 and for Issuance 2 in August 2035. On each reset date and every 5 years thereafter, the coupon rate will be set to the then-prevailing 5-year U.S. Treasury yield plus a specified margin (Issue 1: 157.5 basis points; Issue 2: 165.3 basis points). If the hybrid capital is not called or redeemed at the first call date, the coupon rate will be reset according to this mechanism.

In addition, if a trigger event occurs—that is, if the ratio of total assets to total equity exceeds 7.5—the Bank is required to withhold any discretionary coupon payments. The hybrid capital is also subject to permanent write-down provisions if specified events occur, in accordance with the instrument's contractual terms.

The Bank paid and recognized in equity the annual discretionary coupon of UA 31.68 million (USD 43.13 million) in August 2025 compared with UA 16.27 million (USD 21.56 million) paid and recognized in equity (6 months) for 2024.

Hybrid Capital Trigger Event as at 31 December 2025

The discretionary coupon payments must be mandatorily cancelled if the ratio of total assets to paid-in capital and reserves exceeds 7.5x.

Hybrid Capital Trigger Event Ratio

Total assets/Paid-in capital and reserves (< limit 7.5x)	3.65
Distance to trigger event (UA millions)	6,829.74

Allocable Income

Allocable income is a management performance measure for making distributions out of its net income to reserves and development activities. Allocable income is net income before distribution approved by the Board, adjusted for the impact of volatile unrealized elements of gains or losses on borrowings at fair value and related derivatives and currency translation gains or losses and hybrid capital adjustments.

At 31 December 2025 and 31 December 2024, allocable income was as follows.

Allocable Income

(UA thousands)

	2025	2024
Net Income before distribution approved by the Board of Governors	283,658	354,412
Adjustment for volatile elements of gains and losses:		
Unrealized losses on borrowings and derivatives	87,728	7,813
Translation losses	1,361	1,266
Total adjustment for volatile elements of gains and losses	89,089	9,079
Paid—Hybrid Capital transaction cost	(1,820)	(2,831)
Hybrid Capital discretionary coupons	(18,981)	(16,271)
Projected—Hybrid Capital discretionary coupons*	(17,958)	(13,135)
*Total Hybrid Capital adjustments***	(38,759)	(32,237)
Allocable income	**333,988**	**331,254**

** The projected Hybrid Capital discretionary coupon would be recognized directly in equity if the Bank elects to declare, approve and pay at the next discretionary coupon date.*
*** Hybrid Capital adjustments includes transaction costs on the instrument issuance, discretionary coupons approved and paid from the equity of the Bank and projected discretionary coupons yet to be declared, approved and paid from the equity of the Bank.*

During the year, the Board of Governors approved the distribution of UA 94.25 million (2024: UA 106.00 million) from income and the surplus account to certain entities for development purposes. With effect from 2006, the Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

Movement in the surplus account during 2025 and 2024 was as follows.

Movement in Surplus Account

(UA thousands)

Balance at 1 January 2024	122
Allocation from 2023 net income	47,550
Distribution to Special Relief Fund	(9,000)
Distribution to MIC Technical Assistance Fund	(10,000)
Distribution to the NEPAD	(2,000)
Distribution to Alliance for Green Infrastructure in Africa (AGIA)	(15,000)
Distribution to ADF's Climate Action Window	(10,000)
Balance at 31 December 2024	**1,672**
Balance at 1 January 2025	1,672
Allocation from 2024 net income	28,000
Distribution to Special Relief Fund	(5,000)
Distribution to MIC Technical Assistance Fund	(5,000)
Distribution to the Sustainable Energy Fund for Africa (SEFA)	(7,500)
Distribution to the African Legal Support Facility (ALSF)	(5,000)
Distribution to the African Union Commission	(4,000)
Distribution to the African Pharmaceutical Technology Foundation (APTF)	(1,500)
Balance at 31 December 2025	**1,672**

Distributions to entities for development purposes, including those made from the surplus account, for the year ended 31 December 2025 and 31 December 2024 were as follows.

Distributions of Income Approved by the Board of Governors

(UA thousands)

	2025	2024
African Development Fund (ADF)	66,250	60,000
MIC Technical Assistance Fund	5,000	10,000
Special Relief Fund	5,000	9,000
New Partnership for Africa's Development Infrastructure Project Preparation Facility	-	2,000
Alliance for Green Infrastructure in Africa—Project Development Facility	-	15,000
Climate Action Window	-	10,000
Sustainable Energy Fund for Africa	7,500	-
African Legal Support Facility	5,000	-
African Union Commission	4,000	-
African Pharmaceutical Technology Foundation	1,500	-
Total	**94,250**	**106,000**

NOTE N—INCOME FROM LOANS AND TREASURY INVESTMENTS AND RELATED DERIVATIVES

Income from Loans and Related Derivatives

Income from loans and related derivatives for the year ended 31 December 2025 and 31 December 2024 was as follows.

Income from Loans and Related Derivatives

(UA thousands)

	2025	2024
Interest income on loans not impaired	1,179,233	1,262,719
Interest income on impaired loans	47,314	43,419
Interest on loan swaps	28,843	72,763
Total interest income on loans	**1,255,390**	**1,378,901**
Commitment fees	50,923	42,523
Guarantee fees	11,250	11,420
Total fee income	**62,173**	**53,943**
Balance sheet optimization (BSO) fees	(12,182)	(13,838)
Total	**1,305,381**	**1,419,006**

Analysis of Interest Income from Loans by Operations

Composition of Interest Income on Loans

(UA thousands)

	2025	2024
Interest income on sovereign loans	998,642	1,058,494
Interest income on non-sovereign loans	227,905	247,644
Interest on loan swaps	28,843	72,763
Total interest income on loans	**1,255,390**	**1,378,901**

Income from Treasury Investments and Related Derivatives

Income from Treasury Investments and related derivatives for the year ended 31 December 2025 and 31 December 2024 was as follows.

Income from Treasury Invesments and Related Derivatives

(UA thousands)

	2025	2024
Interest income	471,792	453,766
Realized fair value gains on investments	47,788	77,169
Unrealized fair value gains on investments	28,521	3,556
Subtotal	76,309	80,725
Total	**548,102**	**534,491**

Total interest income on Treasury Investments at amortized cost for the year ended 31 December 2025 was UA 224.10 million (2024: UA 185.49 million). Interest income on Treasury Investments includes UA 32.11 million (2024: UA 26.65 million) from proceeds of the Hybrid Capital investments.

Net Interest Income

The Net Interest Income for the year ended 31 December 2025 and 31 December 2024 was as follows.

Net Interest Income

(UA thousands)

	2025	2024
Interest income from loans	1,255,390	1,378,901
Interest income from treasury investment	471,792	453,766
Other debt securities	22,686	11,692
Total Interest Income	1,749,868	1,844,359
Borrowing expenses (Note P)	(1,252,441)	(1,402,739)
Net Interest Income	**497,427**	**441,620**

NOTE O—OTHER INCOME

Other Income represents net earnings that arise from other sources and activities apart from the Bank's development related activities and Investment activities.

Details for 31 December 2025 and 31 December 2024 are as follows.

Analysis of Other Income

(UA thousands)

	2025	2024
Management fees	10,876	9,454
Rental income	1,012	1,051
Miscellaneous Income	4,486	6,728
Board allowances received	321	192
Share of profits in associate	155	282
Gains on disposal of property and equipment	87	45
Others	2,018	2,262
Total	**18,955**	**20,014**

NOTE P—BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the year ended 31 December 2025 and 31 December 2024 were as follows.

Interest and Amortization of Issuance Costs

(UA thousands)

	2025	2024
Charges to bond issuers	842,361	644,386
Amortization of issuance costs	(52)	3,213
Interest on operating lease	415	373
Total (a)	**842,724**	**647,972**

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2025 was UA 21.16 million (December 2024: UA 16.64 million).

Net Interest on Borrowing and Related Derivatives

Net interest on borrowing-related derivatives for the year ended 31 December 2025 and 31 December 2024 was as follows.

Net Interest on Borrowings and Related Derivatives

(UA thousands)

	2025	2024
Interest on derivatives payable	1,486,165	1,610,266
Interest on derivatives receivable	(1,076,448)	(855,499)
Total	**409,717**	**754,767**
Net Borrowing Expenses	**1,252,441**	**1,402,739**

Losses or Gains on Borrowings and Related Derivatives

Losses on borrowings, related derivatives and others for 31 December 2025 and 31 December 2024 were as follows.

Losses or Gains on Borrowings and Related Derivatives

(UA thousands)

	2025	2024
Gains on derivatives	333,684	68,521
Losses on borrowings	(513,371)	(129,797)
Gains on hedged loans	91,959	53,463
(Losses)/Gains on borrowings and related derivatives	**(87,728)**	**(7,813)**

The gains were due to the income statement effects of hedge accounting, consisting of unrealized gains of UA 2.20 million (December 2024: unrealized losses of UA 0.81 million) on hedge effectiveness and gains of UA 0.55 million (December 2024: gains of UA 1.73 million) on amortization of fair value adjustments on the hedged risk (see Note G).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the period ended 31 December 2025 amounted to losses of UA 1.62 million (December 2024: losses of UA 4.48 million),

whilst valuation adjustment gains relating to credit risk in derivative financial liabilities (DVA) for the period ended 31 December 2025 was gains of UA 34.04 million (December 2024: gains UA 25.73 million).

NOTE Q—ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses (including depreciation) based on an agreed-upon cost-sharing formula, which is driven primarily by the staff time spent on individual entity's work program deliverables. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses for the year ended 31 December 2025 and 31 December 2024 comprised the following.

Analysis of Administrative Expenses

(UA thousands)

	2025	2024
Salaries and wages	400,290	384,734
Other general expenses	76,906	79,926
Total	**477,196**	**464,660**
Depreciation expense	18,791	34,835
Total expense shared	**495,987**	**499,495**
Reimbursable by ADF	(249,609)	(256,151)
Reimbursable by NTF	(1,015)	(818)
Net cost after reimbursements	**245,363**	**242,526**
Less depreciation expense	(18,791)	(34,835)
Administrative expense, net of depreciation	**226,572**	**207,691**

The amount reimbursable to ADB by ADF and NTF is based on the cost sharing ratio applied on the Bank's Group's manpower expenses, other general expenses, depreciation and amortization expenses.

Included in general administrative expenses is an amount of UA 0.32 million (2024: UA 0.17 million) incurred under operating lease agreements for offices in Côte d'Ivoire and in certain member countries, where the Bank has offices, short-term leases and leases of low value not recognized as liabilities. The payments in relation to these are recognized as an expense in income statement.

NOTE R—EMPLOYEE BENEFITS

Staff Retirement Plan

The Staff Retirement Plan (SRP or the Plan), a defined benefit plan established under the Board of Governors' Resolution 05—89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP upon completion of six months service without interruption of more than 30 days. The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees.

In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new members from the Field

Offices of the Bank joined the Plan in 2007. Accordingly, the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included on the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

In 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

In 2022, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 62 to 65 years, effective 1 January 2023. Staff in service as of 31 December 2022 had the option to maintain their previous retirement age or choose the option to retire at age 65.

The Hybrid Scheme

On 19 September 2018, the Board of Directors approved changes to the SRP introducing an alternative pension structure combining the features of a defined benefit (DB) and a defined contribution (DC) scheme to strengthen the Plan's long-term sustainability, while giving flexibility to members.

The effective date of the hybrid scheme is 1 July 2019. The hybrid scheme is aimed at strengthening the Plan's long-term financial viability and grants qualifying participants the flexibility to decide where to invest their contributions with the choice to contribute additional voluntary contributions to their personal DC accounts. Qualifying participants in the service of the Bank before the effective date will have the option to join the new hybrid scheme or remain in the current DB scheme. These changes will not affect the acquired pension rights of current plan participants or retirees' pension benefits. However, qualifying participants joining the plan from the effective date will automatically be enrolled in the new hybrid scheme i.e. the SRP and the newly introduced defined contribution plan.

The features of the hybrid scheme are stated below:

- Participants and the Bank will continue to contribute 9 percent and 18 percent of salaries respectively under the hybrid scheme.
- The Bank's median salary will be used as the cap and will be reset every three years.
- Contributions will be split between the DB and the DC at the median salary cap as follows:

  a) Participants earning up to the median salary cap will contribute to the DB scheme and have only DB benefits at retirement; and

  a) Participants with salaries higher than the median salary cap will contribute to the DB up to the median salary and will contribute the excess over the median salary to the DC. In effect, participants under the hybrid scheme will benefit from both the DB and DC plans at retirement.

- Participants with the DC plan will have the right to determine where their contributions will be invested and the flexibility to make additional voluntary contributions to their DC accounts.
- Funds in the DC component will be invested by external fund managers for each participant's account and related management fees will be deducted directly from each participant's account.
- The DB benefits will remain under the administration of the Staff Retirement Plan.

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set of contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long-term financial sustainability of the Plan.

For the DC component of the hybrid plan, the amount recognized in the income statement for the year ended 31 December 2025 was UA 2.72 million (2024: UA 2.61 million). This amount is included in Other Accounts Payable.

The post-employment scheme of staff retirement and medical benefit expenses for 2025 and 2024 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following.

Employee Benefit Costs

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2025	**2024**	**2025**	**2024**
Current service cost—gross	44.06	42.39	30.47	31.39
Less: Employee contributions	(15.23)	(13.77)	(5.14)	(4.79)
Net current service cost	28.83	28.62	25.33	26.60
Interest cost	43.58	38.39	18.37	16.31
Expected return on plan assets	(48.91)	(40.71)	(5.77)	(4.77)
Increase/(reduction) in expense for the year	**23.50**	**26.30**	**37.93**	**38.14**

At 31 December 2025, the Bank had net employee benefit assets related to the SRP amounting to UA 190.70 million (2024: UA 97.87 million) while the Bank's liability to the post-employment aspect of the MBP amounted to UA 274.28 million (2024: UA 266.20 million).

At 31 December 2025 and 31 December 2024 the determination of these liabilities was as follows.

Composition of Funded Status of SRP and MBP

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan	
	2025	2024	2025	2024
Fair value of plan assets:				
Market value of plan assets at beginning of year	1,105.37	1,012.10	126.20	113.89
Actual return on assets	116.32	84.60	3.76	2.83
Employer's contribution	30.49	27.71	10.27	10.20
Plan participants' contribution during the year	15.23	13.77	5.14	4.79
Benefits paid	(38.40)	(32.81)	(5.39)	(5.51)
Market value of plan assets at the end of the year	**1,229.01**	**1,105.37**	**139.98**	**126.20**
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	1,007.50	975.22	392.40	380.73
Current service cost	28.83	28.62	25.33	26.60
Employee contributions	15.23	13.77	5.14	4.79
Interest cost	43.58	38.39	18.37	16.31
Actuarial gain	(18.43)	(15.69)	(21.59)	(30.52)
Benefits paid	(38.40)	(32.81)	(5.39)	(5.51)
Benefit obligation at end of year	**1,038.31**	**1,007.50**	**414.26**	**392.40**
Funded status:				
Net employee benefit assets/(liabilities) recognized on the balance sheet at 31 December	**190.70**	**97.87**	**(274.28)**	**(266.20)**

	2025	2024
Amount recognized on the Balance sheet—Employee Benefit Assets	**190.70**	**97.87**
Amount recognized on the Balance sheet—Employee Benefit Liabilities	**(274.28)**	**(266.20)**

At 31 December 2025, the cumulative net actuarial gains recognized directly in other comprehensive income for the SRP were gains of UA 178.06 million (2024: gains of UA 92.22 million). The cumulative net actuarial losses recognized directly in other comprehensive income for MBP was a loss of UA 17.54 million (2024: losses of UA 37.11 million).

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

Funding Status of SRP for the Past 5 Years

(UA millions)

	2025	2024	2023	2022	2021
Staff Retirement Plan:					
Fair value of plan assets	1,229.01	1,105.37	1,012.10	883.17	1,063.85
Present value of defined benefit obligation	(1,038.31)	(1,007.50)	(975.22)	(949.93)	(1,309.16)
Net funding	**190.70**	**97.87**	**36.88**	**(66.76)**	**(245.31)**
Actuarial gains and losses on plan assets	250.18	182.79	138.90	56.63	261.14
Actuarial gains and losses on plan liabilities	(72.12)	(90.57)	(106.26)	(20.88)	(446.98)
Net	**178.06**	**92.22**	**32.64**	**35.75**	**(185.84)**

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows.

Funding Status of MBP for the Past 5 Years

(UA millions)

	2025	2024	2023	2022	2021
Medical Benefit Plan:					
Fair value of plan assets	139.98	126.20	113.89	100.79	89.97
Present value of defined benefit obligation	(414.26)	(392.40)	(380.73)	(262.46)	(293.34)
Deficit funding	**(274.28)**	**(266.20)**	**(266.84)**	**(161.67)**	**(203.37)**
Actuarial gains and losses on plan assets	(13.94)	(11.93)	(9.99)	(8.82)	(8.93)
Actuarial gains and losses on plan liabilities	(3.60)	(25.18)	(55.70)	42.01	(19.66)
Net	**(17.54)**	**(37.11)**	**(65.69)**	**33.19**	**(28.59)**

Assumptions used in the latest available actuarial valuations at 31 December 2025 and 31 December 2024 were as follows.

Actuarial Valuation Assumptions Used

(Percentage)

	Staff Retirement Plan		Medical Benefit Plan	
	2025	2024	2025	2024
Discount rate	4.60	4.40	4.80	4.40
Rate of salary increase	3.30	3.30	3.30	3.30
Price inflation	2.20	2.20	2.20	2.20
Future pension increase	2.20	2.20	-	-
Health care cost growth rate	-	-	7.00	7.00

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR. The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 7 percent per annum.

The Bank's obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average duration of SRP and MBP is 16 years and 21 years, respectively. The following table shows projected benefit cash outflow.

Projected Cash Outflow from Pension Plans

(UA millions)

	2026	2027	2028	2029	2030	2031 to 2035
Cash flow from MBP	5.80	6.79	7.95	9.37	11.00	89.01
Cash flow from SRP	41.42	44.47	51.33	54.49	56.59	328.31

The following table shows the effects of a 1-percentage-point change in the assumed health care cost growth rate.

Sensitivity Analysis of Health Care Cost Growth Rate

(UA thousands)

	1% increase		1% decrease	
	2025	2024	2025	2024
Effect on total service and interest cost	14,695	13,418	(11,021)	(10,147)
Effect on post-retirement benefit obligation	92,718	91,870	(72,764)	(72,570)

The following table shows the effect of a 1-percentage-point change in the discount rate for the SRP.

Sensitivity Analysis of Discount Rate for SRP

(UA thousands)

	1% increase		1% decrease	
	2025	2024	2025	2024
Effect on total service and interest cost	7,519	7,244	(9,893)	(9,503)
Effect on post-retirement benefit obligation	130,613	129,147	(164,170)	(162,098)

No SRP assets are invested in any of the Bank's own financial instruments, nor any property occupied by or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2025 and 31 December 2024 for the Staff Retirement Plan.

Asset Allocation for the Staff Retirement Plan

(UA thousands)

	2025	2024
Debt securities	538,143	465,135
Equity securities	586,124	543,658
Property	77,116	77,085
Total	**1,201,383**	**1,085,878**

At 31 December 2025 and 31 December 2024, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank's estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2025 is UA 19.86 million and UA 39.79 million, respectively.

NOTE S—RELATED PARTIES

The following related parties have been identified.

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 27 non-African states (the "regional members" and "non-regional members," respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M. The Board of Directors, which is

composed of 20 Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank and, for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and public and private enterprises operating within such countries. The Board of Directors approves such loans.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven primarily by the staff time spent on individual entity's work program deliverables.

The Bank's investment in the ADF is included in Equity Participations and disclosed in Note I. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund to further its objectives. Net income allocations by the Bank to ADF are recognized as Revenue in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The AfDB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2025 and 31 December 2024 are disclosed in Note V-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2025 amounted to UA 10.88 million (2024: UA 9.45 million). The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note R.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the year ended 31 December 2025 and 31 December 2024 were made up as follows.

Key Management Personnel Compensation

(UA thousands)

	2025	2024
Salaries	33,880	36,365
Termination and other benefits	11,136	9,386
Contribution to retirement and medical plan	7,279	7,885
Total	**52,295**	**53,636**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. As of 31 December 2025, outstanding balances on loans and advances to management staff and executive directors amounted to UA 13.12 million (31 December 2024: UA 13.95 million).

NOTE T—SEGMENT REPORTING

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. Based on the evaluation of the Bank's operations, management has determined that AfDB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. The products and services from which the Bank derives its revenue are mainly loans, treasury and equity participation.

The Bank's development activities are divided into five sub-regions of the continent of Africa for internal management purposes: Central Africa, Eastern Africa, Northern Africa, Southern Africa and Western Africa. Activities involving more than one single country from the continent of Africa are described as multi-national activities. Treasury investment activities are carried out mainly outside the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the year ended 31 December 2025 and 31 December 2024 is detailed as follows.

Income from Loans by Segments

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multi-national	Total
2025							
Income from sovereign loans	68,636	132,719	307,729	365,192	175,140	355	1,049,771
Income from non-sovereign loans	9,830	30,057	37,035	52,593	56,240	69,855	255,610
	78,466	**162,776**	**344,764**	**417,785**	**231,380**	**70,210**	**1,305,381**
2024							
Income from sovereign loans	85,583	141,545	400,667	335,101	185,357	(1,354)	1,146,899
Income from non-sovereign loans	10,666	36,617	40,875	43,808	80,902	59,239	272,107
	96,249	**178,162**	**441,542**	**378,909**	**266,259**	**57,885**	**1,419,006**

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank's revenue for one country amounted to UA 326.46 million for the year ended 31 December 2025 (2024: UA 276.20 million).

As of 31 December 2025, land and buildings owned by the Bank were located primarily at the Bank's headquarters in Abidjan, Côte d'Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

NOTE U—APPROVAL OF FINANCIAL STATEMENTS

On 7 April 2026, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2026.

NOTE V—SUPPLEMENTARY DISCLOSURES

NOTE V-1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at 31 December 2025 and 31 December 2024 were as follows.

		2025	2024
1 UA = 1 SDR =	Algerian Dinar	177.44400	175.81400
	Angolan Kwanza	1,249.38000	1,189.36656
	Australian Dollar	2.04792	2.08362
	Botswana Pula	17.90200	17.96330
	Brazilian Real	7.53472	8.03426
	Canadian Dollar	1.87704	1.87535
	Chinese Yuan Renminbi	9.57607	9.51910
	CFA Franc	764.53800	823.10800
	Danish Kroner	8.70769	9.35962
	Egyptian Pound	65.28570	66.29754
	Ethiopian Birr	213.44500	163.95530
	Euro	1.16553	1.25482
	Gambian Dalasi	99.55000	91.13000
	Ghanaian Cedi	14.31130	19.17071
	Guinean Franc	11,943.00000	11,217.77000
	Indian Rupee	123.14500	110.94400
	Japanese Yen	214.05300	204.29300
	Kenyan Shilling	176.67900	168.61449
	Korean Won	1,965.10000	1,891.39000
	Kuwaiti Dinar	0.41825	0.40161
	Libyan Dinar	7.41666	6.41097
	Mauritian Rupee	63.63590	61.52980
	Moroccan Dirham	12.50120	13.18658
	New Zambian Kwacha	30.31570	36.36006
	New Zealand Dollar	2.37821	2.30984
	Nigerian Naira	1,966.30000	2,002.20770
	Norwegian Krone	13.80330	14.81560
	Pound Sterling	1.01780	1.03952
	Sao Tomé Dobra	28.56380	30.59300
	Saudi Arabian Riyal	5.13563	4.89390
	South African Rand	22.73100	23.97700
	Swedish Krona	12.60130	14.41040
	Swiss Franc	1.08540	1.16929
	Tanzanian Shilling	3,353.10000	3,124.60390

	2025	2024
Tunisian Dinar	3.94471	4.15300
Turkish Lira	58.69560	46.09660
Ugandan Shilling	4,959.13000	4,786.50922
United States Dollar	1.36950	1.30413
Vietnamese Dong	34,403.20000	31,736.00355

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE V-2: OTHER DEVELOPMENT ASSISTANCE ACTIVITIES

i) Transition Support Facility

The Transition Support Facility (TSF) traces its origins to the Post-Conflict Country Facility (PCCF), established in 2004 to assist countries emerging from conflict in their efforts to re-engage with the donor community. Its primary objective was to reactivate development assistance and support these countries in reaching the Heavily Indebted Poor Countries (HIPC) decision point, enabling them to qualify for debt relief after clearing their arrears to the Bank Group. The PCCF pooled resources from the AfDB's net income, ADF contributions, and other donors, providing financial assistance on a case-by-case basis to post-conflict countries that had made maximum efforts to clear their arrears.

To further strengthen support for fragile states, the Fragile States Facility (FSF) was established in 2008, succeeding the PCCF. The FSF introduced a broader and more integrated framework for assisting eligible states, with a focus on consolidating peace, stabilizing economies, and laying the foundation for sustainable poverty reduction and long-term economic growth. The FSF was structured around three key windows: (i) The Supplemental Support Window, (ii) The Arrears Clearance Window and (iii) The Targeted Support Window.

In 2014, the Bank's Strategy for Addressing Fragility and Building Resilience in Africa (2014–2019) introduced further refinements to the FSF, ultimately leading to the establishment of the Transition Support Facility (TSF). These changes included (i) the introduction of the "transition states" concept, whereby eligibility for TSF financing was determined through a combination of quantitative and qualitative assessments, (ii) the creation of the TSF Unallocated Reserve, providing flexible resources for crisis response in the face of exogenous shocks and (iii) an increase in the minimum level of TSF resources allocated to each transition state.

To enhance its flexibility and impact, the TSF underwent significant reforms in 2023 to align with the ambition of the Bank's Strategy for Addressing Fragility and Building Resilience in Africa (2022–2026). The TSF transitioned from a mechanism that primarily provided supplementary financing to one that also supported programmatic and thematic interventions aimed at tackling the root causes of fragility. To achieve this, the Unallocated Reserve of the TSF was restructured into two distinct components: (i) the Prevention Envelope, available for preventive interventions in any ADF country and (ii) the Response Envelope, designated for crisis response triggered by external shocks. Preventive interventions are selected through annual calls-for-proposals, while crisis responses are managed on a case-by-case basis depending on emerging needs.

One notable recent reform was the establishment of TSF Pillar IV—the Donor Contributions Window, introduced under the 2024 Updated TSF Operational Guidelines. Recognizing that fragility is a spectrum affecting all RMCs to varying degrees, the Bank introduced Pillar IV as a flexible financing platform to attract voluntary donor contributions while ensuring strategic alignment with the Bank's fragility agenda. Unlike the existing three TSF pillars, which rely on multilateral ADF replenishments and ADB Net Income allocations, Pillar IV enables bilateral and multilateral partners to contribute additional resources, either earmarked or non-earmarked, to strengthen resilience-building efforts across the continent.

Since its establishment, the TSF has mobilized over UA 4.9 billion, supporting investment and institutional support projects in most vulnerable situations in Africa. The Facility continues to serve as a critical financing

instrument for addressing fragility and conflict-related challenges, leveraging the Bank's expertise and partnerships across the Humanitarian-Development-Peace (HDP) nexus to maximize impact.

ii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the AfDB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected AfDB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due, until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at 31 December 2025, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 31 RMCs have reached their completion points. Two countries (Eritrea and Sudan) have yet to complete the requirements for HIPC debt relief. Somalia successfully implemented a poverty reduction strategy and maintained a track record of sound macro-economic management as evidenced by the satisfactory implementation of the IMF Extended Credit Facility (ECF). This enabled Somalia to successfully reach the HIPC Completion Point on December 13, 2023.

iii) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the forgone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF's net assets. Reduction in ADF net assets results in a decrease in the value of the Bank's investment in the Fund. Subsequent write-down of loan balances is affected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

NOTE V-3: SPECIAL FUNDS

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2025 and 31 December 2024, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The Nigeria Trust Fund (NTF) was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria.

Following the initial expiry of the agreement on 26 April 2006, and the successful completion of independent reviews of its performance, the Agreement has been extended several times, most recently for fifteen years effective from 27 May 2025.

The initial capital of the NTF was NGN 50 million payable in two equal installments of NGN 25 million each, in freely convertible currencies. The first installment, equivalent to USD 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to USD 39.61 million, was made on 1 February 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with 50 million naira. The first installment of NGN 35 million (USD 52.29 million) was paid on 7 October 1981. The second installment of NGN 8 million (USD 10.87 million) was received on 4 May 1984. The payment of the third installment of NGN 7 million (USD 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of USD 13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria on 13 May 2015, a withdrawal of USD 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

The resources of the NTF at 31 December 2025 and 31 December 2024 are summarized below.

Abridged Financial Statements of the NTF

(UA thousands)

	2025	2024
Contribution received	128,586	128,586
Funds generated (net)	166,464	161,158
Adjustment for translation of currencies	(97,201)	(87,313)
	197,849	**202,431**
Represented by:		
Due from Banks	5,423	18,259
Investments	115,793	102,715
Accrued income and charges receivable on loans	248	236
Accrued interest on investments	589	513
Other amounts receivable	1,222	1,140
Loans outstanding	85,431	91,697
	208,706	**214,560**
Less: Net accounts payable	(10,857)	(12,129)
	197,849	**202,431**

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20–74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2025 and 31 December 2024 follows.

Abridged Financial Statements of the Special Relief Fund

(UA thousands)

	2025	2024
Fund balance	146,265	141,267
Funds generated	7,576	7,496
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	-	2
Less: Relief disbursed	(142,557)	(136,909)
	11,284	**11,856**
Represented by:		
Due from bank	358	1,106
Investments	10,924	10,738
Net accounts receivable	2	12
	11,284	**11,856**

At 31 December 2025, a total of UA 5.14 million (USD 7.03 million), compared with UA 5.67 million (USD 7.39 million) in 2024, had been committed but not yet disbursed under the Special Relief Fund.

iii) Africa Growing Together Fund (AGTF): Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank

and the People's Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non-sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2025 and 31 December 2024 follows.

Abridged Financial Statements of the Africa Growing Together Fund

(UA thousands)

	2025	2024
Contribution received	674,027	569,588
Funds generated (net)	(74,986)	(57,718)
	599,041	**511,870**
Represented by:		
Due from bank	4,034	18,062
Investments	43,971	10,727
Loans outstanding	559,991	496,487
Accrued income and charges receivable on loans and investments	34,083	17,776
Less: Current accounts payable	(43,038)	(31,182)
	599,041	**511,870**

NOTE V-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11–70, 19–74 and 10–85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

- **The Mamoun Beheiry Fund** was established under Board of Governors' Resolution 11–70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.
- **The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF)** was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these trust funds at 31 December 2025 and 31 December 2024 are summarized below.

Abridged Financial Statements of Mamoun Beheiry Fund and Special Emergency Assistance Fund for Drought and Famine in Africa

(UA thousands)

	2025	2024
Mamoun Beheiry Fund		
Contribution	152	152
Income from investments	194	183
	346	335
Less: Prize awarded	(46)	(46)
Gift	(25)	(25)
	275	**264**
Represented by:		
Due from Banks	275	264
	275	**264**
Special Emergency Assistance Fund for Drought and Famine in Africa		
Contributions	22,722	22,722
Funds generated	7,781	7,844
	30,503	**30,566**
Less: Relief disbursed	(29,303)	(29,303)
	1,200	**1,263**
Represented by:		
Banks and Investment	1,200	1,263
	1,200	**1,263**
Total Resources & Assets of Trust Funds	**1,475**	**1,527**

NOTE V-5: GRANTS (DONOR FUNDS)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at 31 December 2025 and 31 December 2024 were as follows.

Undisbursed Balances of Grants

(UA thousands)

Trust fund name	2025	2024
AFAWA Risk Sharing Facility	55,350	55,576
AfDB/France Cooperation programme technical assistance fund	199	301
AfDB/Italy cooperation programme	2,703	2,633
Africa Circular Economy Facility	6,189	2,463
Africa Climate Change Fund	17,190	19,456
Africa Digital Financial Inclusion	26,874	22,783
Africa Disaster Risk Trust Fund	37,199	39,617
Africa Growing Together Fund	48,159	30,021
Africa Integrity Fund (AFIF)	44,158	45,553
Africa Renewable Energy Initiative	2,719	2,621
Africa Trade Fund	2,435	2,419
Africa Water Facility Fund	56,378	45,205
African Energy Leaders Group	67	402
African Legal Support Facility	33,996	17,985
Agri-Food SME Catalytic Financing Mechanism (IF)	56,014	66,402
Agriculture fast track fund	484	508
AMINA	1,600	1,683
Bill and Melinda Gates Foundation TCA	824	1,634
Boost Africa Entrepreneurs Lab Trust Fund (Swiss Contribution)	537	609
Boost Africa Financial Instrument (PAGODA)	3,265	5,701
Boost Africa Technical Assistance (PAGODA)	1,962	2,393
Canada AfDB Climate Fund Financial instrument and Technical Assistance	51,262	71,024
Canadian Grant for Technical Assistance (TCA 2008)	266	261
Capital Market Development Trust Fund	7,802	6,719
Chinese Trust Fund	281	283
Clean Technology Fund	66,490	102,805
Climate Development	2,489	3,920
Congo Basin Forest Fund	-	12,111
Economic Development Cooperation Fund (KAIEF-EDCF)	6,413	761
Ending School-Age Hunger in Africa Trust Fund	5,858	-
EU Africa Infrastructure Trust Fund	6,167	5,069
European Commission Investment Facility	66,703	34,240
Facility for Energy Inclusion financial Instrument (PAGODA)	6,430	6,481

Trust fund name	2025	2024
Facility For Energy Inclusion Technical Assistance (PAGODA)	876	604
Fertilizer Financing Mechanism	21,654	22,442
Finnish Consultancy Trust Fund	2,249	2,252
Fund For African Private Sector Assistance (FAPA)	50,197	51,273
Gender Equality Trust Fund	30,076	25,975
Global Agriculture and Food Security Programme (GAFSP)	7,828	24,432
Global Environment Facility	44,952	42,913
Global Infrastructure Facility Fund	720	1,272
Green Climate Fund	24,786	21,848
India–Africa economic cooperation	2,031	2,137
Infrastructure Consortium for Africa (ICA)	662	667
Initiative Migration and Developpement (IMDE)	70	63
Investment Climate Facility for Africa	377	397
Job for youth and women in Agricultural Value chain in Kenya (PAGODA)	716	1,425
Korea–Africa economic technical cooperation trust fund (KOAFEC)	37,481	41,539
Making Finance Work for Africa (MFW4A)	124	225
Microfinance Trust Fund	2,627	2,389
Multilateral Cooperation Center for Development Finance (MCDF)	14,478	9,671
NEPAD–infrastructure project preparation fund (NEPAD-IPPF)	63,046	40,275
Nigeria Technical Cooperation Fund (NTCF)	3,876	3,924
Norway—IDEV work programme	41	38
Private Sector Credit Enhancement Facility	256,010	242,639
Rockefeller Foundation	304	452
Rome Process/Mattei Plan Financing Facility (RPFF) Special Fund	127,976	-
Rural Water Supply and Sanitation Initiative	14,527	15,111
SFRD (Great Lakes)	476	490
South-South Cooperation Trust Fund	0	271
Statistical Capacity Building (SCB)	110	116
Strategic Climate Fund	72,504	62,252
Sustainable Energy Fund for Africa	326,057	301,462
Uganda Road Sector Project	1,546	1,472
United Kingdom	0	-
Urban Municipal Development Fund	20,780	24,440
Value for Money Sustainability and Accountability Trust Fund	827	848
Women Entrepreneurs Finance Initiative Trust Fund	31,406	9,755
Youth Entrepreneurship Innovation Trust Fund	13,763	18,409
Zimbabwe Multi-Donor Trust Fund	658	1,102
Others	168	67
Total	**1,794,442**	**1,584,286**

Deloitte.

Deloitte & Associés
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AFRICAN DEVELOPMENT BANK
Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Côte d'Ivoire

Independent Auditor's Report on the Financial Statements
Year ended 31 December 2025

To the Board of Governors of the African Development Bank

Opinion

We have audited the accompanying financial statements of the African Development Bank which comprise the balance sheet as at December 31, 2025, and the income statement, the statement of other comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to V.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Bank as at December 31, 2025 and of the results of its operations, and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

Audit Framework

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

Independence

We are independent of the Bank in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

We inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Impairment based on expected credit losses for loans classified in stages 1 and 2

Risk identified	In addition to the impairment methodology for incurred credit loss (stage 3—see key audit matter mentioned below), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows: • stage 1 representing an expected loss within 1 year from initial recognition of the financial asset; • stage 2 which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition. The estimate of expected credit losses requires the exercise of judgment to determine in particular: • the rating procedures for loans covered by this impairment model; • the rules for mapping loans to their appropriate staging; • criteria for the determination of increase in credit risk; • key parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD); • the methodology for taking into account macro-economic projections for both increase in credit risk and measurement of expected losses. These parameters are integrated into the model used by the Bank for each type of loan portfolio (sovereign loans and non-sovereign loans) to determine the amount of expected credit losses. In addition, these parameters are more sensitive in the current macro-economic and geopolitical environment context characterized by higher uncertainties and volatility that is likely to affect the reimbursement ability of some borrowers, with contrasting outcomes. The accounting principles applied and the impact of those IFRS 9 impairment rules are detailed in notes B, C and H. Thus, the net impairment write-back on loans (including interest receivables and undisbursed loans) classified in stages 1 and 2 amounted to UA 4,836 thousand for the year ended December 31, 2025 (out of a total amount of impairment charge on all loans of UA 28,686 thousand for the year ended December 31, 2025 due to the impairment charge impact in stage 3). Consequently, as at December 31, 2025, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 228,919 thousand for a total impairment amount of UA 725,775 thousand. Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates, we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended December 31, 2025, more particularly in the context of 2025, which is marked by significant uncertainty linked to the prevailing macro-economic and geopolitical environment and the absence of a comparable historical situation.
Our response	We have assessed the adequacy of the level of stages 1 & 2 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the current economic environment. With the assistance of our experts, our work consisted mainly, in: • analyzing compliance of calculation and calibration methods with the IFRS 9 standards, in particular on: • the loans rating process, the significant increase in credit risk criteria and the rules for mapping loans to their appropriate staging; • calculation of expected losses (review of the models, calibration of PDs and LGDs, review of forward-looking assumptions parameters with regard to the evolution of the macro-economic context, etc.); • carrying out independent calculations with our own tools. Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at December 31, 2025 and the review of the relevant explanatory information provided in the related notes to the financial statements.

Deloitte.

Impairment based on incurred credit risk for non-sovereign loans classified in stage 3

Risk identified	The African Development Bank is exposed to credit and counterparty risks on sovereign and non-sovereign loans that it grants. These risks result from the inability of its clients and counterparties to meet their financial commitments when contractually due. In accordance with the IFRS 9 impairment rules, the African Development Bank records impairments to cover expected credit losses (loans classified in stages 1 and 2—see key audit matter mentioned above) and incurred losses (loans classified in stage 3). Impairment on incurred losses for loans classified in stage 3 are determined on an individual basis. These individual impairments are determined by management based on the estimated future recoverable cash flow estimated on each of the concerned loans. These individual impairments are also determined by management in the context of current macro-economic and geopolitical environment characterized by higher uncertainties and volatility that is likely to affect the reimbursement ability of some borrowers, with contrasting situations. As indicated in notes B, C and H to the financial statements, the gross outstanding sovereign loans classified in stage 3 concentrated in one counterparty decreased slightly, mainly due to currency translation changes (UA 200 million as at December 31, 2025 compared to UA 210 million as at December 31, 2024) whereas the Bank's total non-sovereign loans outstanding amounted to UA 3,183 million, including UA 369 million outstanding loans classified in stage 3 with an impaired amount of UA 218 million as at December 31, 2025 (compared to UA 3,091 million total outstanding non-sovereign loans of which UA 273 million classified in stage 3 with an impaired amount of UA 191 million as at December 31, 2024). Given that the assessment of impairment requires a significant accounting estimate and use of management's judgement, we consider that the identification and evaluation of incurred credit loss on non-sovereign loans (which represents an increased risk compared to sovereign risks) is a key audit matter, more particularly in the context of 2025, which is marked by significant uncertainty linked to the prevailing macro-economic and geopolitical environment and the absence of a comparable historical situation.
Our response	We have assessed the adequacy of the level of stage 3 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the current economic environment. As part of our audit procedures, we reviewed the control framework for identifying exposures, monitoring credit and counterparty risks, assessing non-recovery risks and determining related impairment and provisions. Our work consisted of assessing the quality of the monitoring system for watchlisted and impaired loans and the credit review process, particularly by the Credit Risk Committee (CRC). In addition, based on a sample selected on materiality and risk criteria, we performed an independent analysis of the amounts of provisions.

Deloitte.

Valuation of financial assets, financial liabilities and derivatives of level 2 and 3 under the IFRS 13

Risk identified	The African Development Bank holds on its balance sheet a significant amount of financial assets and financial liabilities (including derivatives) with fair value of UA 8.6 billion and UA 33.1 billion, respectively, at December 31, 2025. For the purposes of measurement in accordance with IFRS 13, financial instruments are grouped into three different levels on the basis of observability of inputs used in the fair value measurement. Levels 2 and 3 include financial instruments valued on the basis of valuation models whose significant parameters are or are not observable on the market, as the case may be (UA 2.5 billion of financial assets and UA 10.2 billion of financial liabilities valued at levels 2 and 3 as at December 31, 2025—see note D to the financial statements). The measurement of the fair value of Level 2 and Level 3 financial instruments is therefore based on valuation techniques that involve a significant amount of judgment as to the choice of methodologies and data used: • determination of unobservable market valuation parameters; • use of internal valuation models; • estimation of additional valuation adjustments to take into account certain market, counterparty or liquidity risks. We considered that financial instruments classified as Level 2 and 3 in the fair value hierarchy were a key element of the audit because of the materiality of the exposures and the use of judgment in determining fair value, especially for some financial instruments whose valuation is volatile in the current uncertain economic context.
Our response	We have reviewed the internal control systems governing the identification, measurement and recognition of Level 2 and Level 3 fair value financial instruments. We have taken note of relevant reports and minutes of committees (particularly ALCO) that could take a position on this subject. We tested the controls (notably those by the back and the middle office) that we considered relevant for our audit, in particular those relating to: • independent verification of the valuation parameters, • determination of the main valuation adjustments and corrections made. We have performed these procedures with the assistance of our valuation experts, with whom we have also carried out independent valuation work involving the examination, based on samples, of the assumptions, methodologies and models used to estimate the main valuation adjustments. The impact of the current economic environment on the valuation of level 2 and 3 financial instruments was taken into account in our work, with particular attention to the estimates used. We also examined the main existing margin call spreads and the losses and/or gains on sales of instruments to determine the appropriateness of the Bank's valuations. Finally, we examined the disclosures relating to the valuation of financial instruments published in the notes to the financial statements.

Deloitte.

Assessment of Employee Benefits

Risk identified	The African Development Bank offers its employees: • a defined benefit pension plan for employees hired prior to 1st July 2019 or, for those hired after this date a mandatory membership to a hybrid pension plan (combination of defined benefit scheme and defined contribution scheme); and • a defined benefit medical plan that also provides medical benefits to eligible former employees, including retirees. For the defined pension plan, an actuarial valuation of the cost of the plan is performed using the projected unit credit method. It leads to a present value of the defined benefits that the Bank must pay, less the fair value of plan assets. For the defined medical plan, the liability represents the present value of the defined post-employment benefits to be paid by the Bank less the fair value of plan assets. As disclosed in note R of the financial statements, the Bank's net asset position relative to the pension plan and the Bank's liability to the medical plan amount to UA 191 million and UA 274 million respectively as at December 31, 2025. The valuation of the present value of the liabilities arising from the pension and medical plans is based on various parameters (discount rate, rate of salary increase, mortality rate, future rate of pension increase, rate of increase in cost of medical care, etc.). We considered that the assessment of these social and contractual commitments was a key audit matter, given the use of judgment in determining these parameters, particularly in the current macro-economic environment (marked by the volatility of both interest and inflation rates notably) which could affect the level of the parameters used in the estimation.
Our response	With the support of our experts, we assessed the process for monitoring and determining the valuation of these social commitments. In particular, we carried out the following work: • reviewed the terms and conditions of these defined benefit plans (pension and medical plans); • compared with external sources and examined the reasonableness of assumptions for determining the various parameters used, in particular the discount and inflation rates in relation to the 2025 macro-economic context; • carried out an independent review of the actuarial report issued by an external actuarial firm by conducting consistency checks and analytical procedures on the evolution of net commitments between 2024 and 2025. Finally, we examined the appropriateness of the information on employee benefits disclosed in the notes to the financial statements.

Other information

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Bank or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Bank's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;
- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;
- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;
- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris—La Défense, April 23rd, 2026

The independent auditor
Deloitte & Associés



Jean-Vincent COUSTEL

AfDB Administrative budget for financial year 2026

(UA thousands)

Description	
Personnel Expenses	
Salaries	207,503
Benefits	108,432
Other Employee Expenses	9,171
Short Term and Technical Assistance Staff	5,421
Consultants	43,083
Staff Training	5,155
	378,765
General Expenses	
Official Missions	40,134
Accommodation	17,794
Equipment Rental, Repairs and Maintenance	15,697
Communications Expenses	9,446
Printing, Publishing and Reproduction	272
Office Supplies and Stationery	360
Library	99
Other Institutional Expenses	19,585
	103,387
Total Administrative Budget	**482,152**
Depreciation	19,570
Provision for SRP & MBP	28,040
Total	**529,762**
Less Management Fees*	(247,080)
Net Administrative Budget	**282,682**

** The amount represents the African Development Fund and the Nigeria Trust Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services and facilities based on formula approved by the Board.*

THE AFRICAN DEVELOPMENT FUND

FINANCIAL MANAGEMENT

Subscriptions

ADF Replenishments

The resources of the African Development Fund (the ADF or the Fund) primarily consist of subscriptions by the Bank, subscriptions and contributions made by State Participants and Donors, together with other resources received by the Fund. Other than the initial subscriptions received by the Fund at its inception, the ADF receives additional resources through periodic replenishments on a three-year cycle, the latest of which is the seventeenth (ADF-17).

The Seventeenth Replenishment of the ADF (ADF-17), covering the 2026–2028 cycle, culminated in a financing package of UA 7.7 billion (US$11 billion). The pledging session was held on 15–16 December 2025 in London, United Kingdom. A hallmark of ADF-17 is the unprecedented participation of African countries, with 23 African countries pledging UA 134.76 million (US$181.7 million) —a five-fold increase over previous cycles, with 19 first-time contributors. Contributions to the Climate Action Window amounts to UA 10.5 million. In addition to donor subscriptions and African country contributions, ADF-17 introduces innovations to expand the Fund's capacity including a Market Borrowing Option (MBO) to leverage the Fund's equity, targeting UA 1.0–1.25 billion during ADF-17 (with a long-run potential to raise the Fund's commitment capacity by up to UA 3 billion per cycle). These steps are designed to shift from a pure grant model to an investment-led platform that crowds in private capital and co-financing.

Strategic operational priorities. ADF-17 continues the two-pillar focus introduced under ADF-16 (i) sustainable, climate-resilient and quality infrastructure (including regional transport corridors, energy access and interconnections, agriculture/food systems, water and sanitation, health and digital connectivity); and (ii) governance, capacity building and sustainable debt management. Fragility and climate change remain as strategic lenses, and gender, youth/jobs and private sector development are mainstreamed as cross-cutting priorities. Under ADF-17, the Fund will also operationalize the Four Cardinal Points (unlocking capital; rebuilding financial sovereignty; turning demographics into a dividend; and building resilient infrastructure and value chains).

Fragility, regional integration and private sector. Underlining the centrality of resilience in ADF-17, the Transition Support Facility (TSF) keeps its prominence (≥20%) to address the roots of fragility and vulnerability through a programmatic approach. At the same time, it drives transformative cross-border infrastructure and regional public goods in support of the African Continental Free Trade Area (AfCFTA). Finally, the private sector agenda is being scaled up (including through guarantees and the Private Sector Credit Enhancement Facility) to catalyze more non-sovereign operations and mobilize additional private capital in low-income countries and transition states.

Financial Products

The ADF is the concessional financing window of the Bank Group that provides low-income Regional Member Countries with concessional loans and grants for projects and programs, risk guarantees, and support through technical assistance for studies and capacity building. Under ADF-17, the Fund continues its multi-tiered concessional lending framework—strengthened in earlier replenishments—to preserve long-term financial sustainability while tailoring financing terms to countries' debt-carrying capacity. The replenishment introduces Very Highly Concessional Loans (VHCLs) and applies a sharpened Differentiated Grant Allocation and Lending Framework, replacing the broad grant/loan differentiation of earlier cycles.

Loans

The Fund's concessional lending approach has evolved over successive replenishment cycles to balance financial sustainability with countries' varying levels of debt vulnerability. Earlier replenishments—particularly ADF-13 through ADF-16—had progressively hardened lending terms for blend, gap and graduating countries, while also revising the structure of ADF-only financing by introducing distinctions between regular and advance ADF-only

borrowers and tightening maturities and grace periods. Under ADF-16, ADF-only countries at moderate risk of debt distress ceased receiving grants and instead accessed one hundred percent loans with long maturities, while blend, gap and graduating countries continued to borrow on the harder terms applicable to their category. These terms included 30-year maturities with a five-year grace period and a one percent interest rate, in addition to the standard commitment fee and service charge. UA-denominated loans were also shifted to a currency-specific pricing system designed to ensure financial neutrality irrespective of the currency of disbursement.

ADF-17 introduces further refinements, most notably the creation of Very Highly Concessional Loans (VHCLs), which become the softest lending instrument offered by the Fund. These loans are intended for ADF-eligible countries assessed to be at high risk of, or already in, debt distress in situations where the new grant-financing cap prevents extensive reliance on grants alone. VHCLs carry a 60-year maturity, a 20-year grace period, zero interest, a 1 percent service charge, and a 0.75 percent commitment fee, resulting in an estimated 68 percent concessionality, making them considerably softer than the traditional ADF-only loan terms. Countries eligible for VHCLs may, depending on their specific circumstances, receive either these terms or opt for the grant modality, but in all cases the final modality is determined in accordance with debt sustainability analyses and the ADF-17 Differentiated Grant Allocation Framework.

A central feature of ADF-17 is the introduction of a 20 percent cap on total grant financing, which substantially reshapes the mix of grants and loans across eligible countries. Large PBA recipients may access grants only up to the cap, with the remaining share delivered as loans, which may include VHCLs for countries with high debt vulnerabilities. Small ADF-only states assessed at high risk of or in debt distress continue to receive one hundred percent grant financing owing to their structural fragility, while mid-range ADF-only countries at high risk of debt distress are offered a choice between grants (within the cap) and VHCLs subject to the Fund's assessment of their debt-carrying capacity. The objective of this framework is to safeguard the long-term financial sustainability of the ADF while still offering countries in debt-distressed situations access to deeply concessional finance.

Blend, gap and graduating countries continue to borrow on hardened terms consistent with previous cycles, generally involving 30-year maturities and five-year grace periods together with a one percent interest rate plus the standard service and commitment charges. These countries do not have access to VHCLs and are not eligible for the softest forms of concessional financing. Meanwhile, ADF-only countries that are not eligible for VHCLs continue to receive long-maturity, high-grace-period loans similar to previous ADF-only lending structures, priced under the currency-specific loan pricing framework introduced earlier.

Across all borrower categories, ADF-17 maintains the Fund's standard service charge of 1 percent and commitment fee of 0.75 percent while relying on debt sustainability analyses, country performance assessments and agreed policy actions under the Sustainable Borrowing Policy to determine appropriate financing terms. These mechanisms are intended to ensure that concessional financing supports macro-economic sustainability and responsible borrowing practices across the portfolio.

Guarantees

Under ADF-17, the Fund continues to position its guarantee instruments as central tools for mobilizing private capital in low-income and fragile contexts. The ADF Partial Risk Guarantee (ADF-PRG), originally introduced under ADF-12, remains an instrument that protects private lenders against government-related political risks, thereby encouraging governments to implement the policy and fiscal reforms needed to reduce performance risks in transactions. Although the guarantee framework has evolved, the ADF-PRG retains its purpose as a mechanism for leveraging private investment in ADF countries, including those in fragile situations.

The Partial Credit Guarantee (ADF-PCG), first added under ADF-13, also continues to play a significant role under ADF-17. As reaffirmed in the ADF-17 documentation, the ADF-PCG is used to help ADF-eligible countries and their state-owned enterprises mobilize domestic and external commercial financing on more favourable terms. It supports debt-service obligations for countries at low or moderate risk of debt distress, enabling them to crowd in private capital for development projects by partially mitigating lender risk. Under ADF-17, the ADF-PCG remains an important part of the Fund's broader efforts to leverage private sector financing as part of the ADF's expanding suite of blended finance and risk-sharing instruments.

During the ADF-16 cycle and into the ADF-17 period, the Fund will continue scaling up the deployment of these guarantee mechanisms. ADF-backed Partial Credit Guarantees have demonstrated strong multiplier effects, with the Benin operation serving as a prominent example: a

EUR 195 million ADF-PCG enabled the country to raise EUR 350 million in commercial financing at more competitive terms, achieving a 7.2-times leverage effect while supporting SDG-aligned investments. Similar ADF-PCG operations have been extended to countries such as Rwanda and Togo, underscoring the effectiveness of guarantees in mobilizing private capital in ADF environments. These guarantee operations illustrate the ADF's expanding capacity to de-risk sovereign and sub-sovereign borrowing and to scale private sector investment in support of national development objectives.

Under ADF-17, guarantees form an integral part of the Fund's commitment to strengthen private sector engagement, as aligned with its strategic priorities and the Bank Group's broader reform agenda. Their continued use demonstrates the ADF's capacity to catalyze significant private financing volumes while supporting policy reforms, improving regulatory environments, and enabling low-income and fragile states to access more sustainable and diversified funding sources.

Investments

The Fund follows a conservative investment strategy. Cash and treasury investments amounted to UA 6.67 billion as at 31 December 2025 (UA 6.11 billion in 2024), invested in high-quality instruments held in various currencies, including US dollar, euro, pound sterling, Chinese yuan, and South African rand. Investment income for the year amounted to UA 233.41 million, representing a return of 3.40 percent, on an average liquidity level of UA 6.52 billion, compared with an income of UA 239.22 million, representing a return of 4.20 percent, on an average liquidity of UA 5.66 billion in 2024.

FIGURE 1.6 Lending Status, 2021–2025

(UA millions)



10,000
8,000
6,000
4,000
2,000
0
Loans Approved*
Disbursements
Undisbursed Balances
2021
2022
2023
2024
2025

** Excludes approvals of special funds but includes guarantees and grants.*

Development Activities

Cumulative loans and grants signed, net of cancellations, at 31 December 2025, amounted to UA 43.24 billion, compared with UA 39.86 billion at the end of 2024. Figure 1.6 presents loans approved, disbursed, and undisbursed balances from 2021to 2025.

As at 31 December 2025, total outstanding loans were UA 15.55 billion, which is UA 0.17 billion higher than the UA 15.38 billion outstanding at the end of 2024. The number of active loans and grants as at December 2025 was 1,557, while 771 loans amounting to UA 6.11 billion had been fully repaid or canceled through MDRI.

Disbursements

Loans and grants disbursed increased by 9.88 percent in 2025 to UA 1.21 billion down from UA 1.10 billion in 2024. As at 31 December 2025, cumulative disbursements on loans and grants amounted to UA 34.65 billion compared with UA 33.24 billion at the end of the previous year. A total of 2790 loans and grants were fully disbursed amounting to UA 29.67 billion, which represents 85.63 percent of cumulative disbursements.

Figure 1.7 tracks the evolution of loan disbursements and repayments over the past five years.

Repayments

Principal loan repayments for the Fund in 2025 amounted to UA 286.22 million compared with UA 251.69 million in 2024, representing an increase of 13.72 percent over the previous year. As at 31 December 2025, cumulative repayments stood at UA 8.75 billion.

Risk Management Policies and Processes

As in the case of the Bank, the Fund employs stringent risk management procedures to prudently reduce its exposure to risks, such as liquidity, currency and interest rate risks, that are not essential to its core business of providing development-related services and assistance to its clients. The details of the risk management policies and practices employed by the Fund to manage these risks are provided in Note D to the Financial Statements.

FIGURE 1.7 Loan Disbursements and Repayments, 2021–2025

(UA millions)


2,000
1,500
1,000
500
0
Loan Charges Paid
Principal Repayments
Disbursements
2021
2022
2023
2024
2025

FINANCIAL RESULTS

The ADF transitioned its financial reporting framework on 01 January 2024, from the previous Special Purpose Framework (SPF) to the International Financial Reporting Standards (IFRS).

Consequently, the Financial Statements of the Fund for the year ended 31 December 2025, comparative information for 31 December 2024 including the Opening Balance Sheet for 1 January 2024, the transition date, were prepared in line with IFRS.

The material transitional accounting adjustments made to achieve compliance with IFRSs include determination of Expected Credit losses (ECLs) on loans and certain treasury assets, fair value measurement of qualifying instruments, and, as appropriate, recognition of grants as expense and income, all of which significantly impacted the reported operational performance of the Fund for the periods presented under IFRS.

For the year ended 31 December 2025, the Fund reported a net income of UA 1.18 million compared to a loss of UA 145.42 million in December 2024.

This increase in income is mainly due to a decrease in both grant expenses and expected credit losses (ECLs), coupled with an increase in fair value gains on borrowings' related derivatives, which more than offset higher currency translation losses for 2025.

Total income from loans and treasury investments for 31 December 2025 decreased marginally by 0.07 percent to UA 413.25 million compared to UA 413.53 million for 31 December 2024.

Loan Income increased by 5.32 percent to UA 148.52 million, compared to UA 141.02 million for 2024 due to higher commitment fees and loan service charges for the year, indicating a growth in the Fund's lending activities. Interest income on treasury investments increased by 6.08 percent in 2025 to UA 230.03 million compared to UA 216.85 million for 2024, mainly due to the volume increase in the treasury portfolio, whilst fair value gains on trading portfolio and related derivatives for 2025 decreased by 37.68 percent to UA 34.69 million, compared to UA 55.67 million in 2024. Overall, treasury investment income decreased by 2.86 percent to UA 264.73 million compared to UA 272.52 million for 2024.

Administrative expenses are shared between the three Bank Group entities—ADB, ADF, and NTF—based on a pre-determined cost-sharing formula driven primarily by the staff time spent on each individual entity's work program deliverables. In 2025, the Fund's share of the total share-able administrative expenses of the Bank Group decreased to 50.33 percent, compared with 51.28 percent for 2024. Accordingly , the Fund's administrative expenses for the year ended 31 December 2025 decreased by UA 6.54 million (2.55 percent) to UA 249.61 million compared with UA 256.15 million for the year ended December 2024.

Borrowing Portfolio

The Fund's borrowings comprise of concessional loans from State participants. As at 31 December 2025, the Borrowing portfolio closed at UA 1,076.86 million compared to UA 1,100.67 million as at 31 December 2024.

Borrowings that were issued before the 1st of January 2024 are kept at nominal value in the IFRS balance sheet. Borrowings issued after the 1st of January 2024 are measured at fair value at initial recognition.

Borrowings at fair value decreased by 13.88 percent in 2025 to UA 290.59 million from UA 337.44 million previously, due to fair value changes, while borrowings held at amortized cost increased by 3.02 percent to UA 786.27 million from UA 763.23 million mainly due to additional USD loan draw downs in 2025.

Interest charges on borrowings for 31 December 2025 increased to UA 11.94 million from UA 5.58 million in 2024, attributable to the increase in the borrowing portfolio.

On the cross-currency swaps transaction executed on the Japanese yen CDLs, fair value gains of UA 37.41 million was recorded as at 31 December 2025 compared to losses of UA 7.48 million in 2024.

Treasury Investments and Subscriptions

As at 31 December 2025, Treasury Investments increased by UA 1,042.99 million (20.27 percent) to UA 6,188.68 million from UA 5,145.69 million as at 31 December 2024. This increase was mainly due to the investment of cash receipts from donor subscriptions during the period.

The treasury investment portfolio consists of liquid assets held at fair value through profit or loss (FVTPL) and at amortized cost. The carrying value of treasury investments held at FVTPL as at 31 December 2025 increased by UA 885.89 million (20.05 percent) to UA 5,304.58 million from UA 4,418.69 million as at 31 December 2024, while those held at amortized cost (net of ECL) increased by UA 157.10 million (21.61 percent) to UA 884.10 million from UA 727.00 million as of 31 December 2024.

Equity paid and reserves

Total subscriptions and contributions paid as at 31 December 2025 increased by UA 952.89 million (2.73 percent) to UA 35,845.47 million from UA 34,892.58 million as at 31 December 2024.

Subscription reserves remained in a deficit position, with the deficit increasing by UA 233.15 million to UA 2,911.40 million in December 2025 from 2,678.25 million in December 2024, due to discounts on subscriptions and grants receipts derecognized under Equity and recognized as revenue and deferred revenue.

Contributions carrying voting rights are recorded as Subscriptions. Among these contributions received, some are considered as grants received from donors and hence recorded as revenue in the income statement. These contributions increase Subscriptions with Equity and are taken out from Equity in the Subscription Reserve. The impact on total Equity is neutral. Likewise, discounts on subscriptions are recorded in the Subscription Reserve while the nominal amount is recorded as Subscriptions. The Subscription reserve is therefore always a negative reserve.

Cumulative Exchange Adjustment on Subscriptions (CEAS) losses increased by 5.50 percent to UA 415.84 million as at December 2025 from UA 394.17 million as at December 2024.

Reserves

The deficit position of the Fund's Reserves as at 31 December 2025, increased by UA 9.25 million (0.06 percent) to UA 16,725.70 million from UA 16,716.45 million as at 31 December 2024, as a result of the net effect of income of UA 1.18 million reported for the period ended 31 December 2025 and fair value loss on Borrowings at FVPTL-"own credit" of UA 10.43 million. Overall, Total Equity increased by UA 943.64 million as at December 2025 to UA 19,119.77 million from UA 18,176.13 million as at December 2024.

Performance Management and Monitoring

As with the African Development Bank (the Bank), management monitors performance measures and indicators that reflect the critical success factors in the ADF's business. To the extent that the ADF extends grants in addition to lending at highly concessional rates, the conventional profitability and financial ratios are not deemed to be an appropriate means of determining its effectiveness in delivering development resources to its Regional Member Countries.

African Development Fund

Annual IFRS Financial Statements
For the year ended 31 December 2025

BALANCE SHEET AS AT 31 DECEMBER 2025

(UA thousands)

ASSETS		2025	IFRS restated 2024	IFRS restated 1-Jan-2024
CASH and DUE FROM BANKS (Note F)		485,736	961,180	675,114
DEMAND OBLIGATIONS (Note G)		1,793,795	1,881,068	1,992,331
TREASURY INVESTMENTS (Note H)				
Treasury Investments at fair value	5,304,582		4,418,690	3,819,936
Treasury Investments at amortized cost	884,101		727,000	693,138
		6,188,683	5,145,690	4,513,074
DERIVATIVE ASSETS (Note I)		64,160	74,307	20,214
ACCOUNTS RECEIVABLE (Note J)				
Accrued income on loans and treasury investments	92,611		80,326	62,982
Other Accounts Receivable	102,395		80,014	113,631
		195,006	160,340	176,613
DEVELOPMENT FINANCING ACTIVITIES				
Loans, net (Note D & J)		14,966,749	14,896,480	14,532,424
TOTAL ASSETS		**23,694,129**	**23,119,065**	**21,909,770**

LIABILITIES AND EQUITY				
ACCOUNTS PAYABLE (Note M)				
Accrued Financial Charges	6,858		3,343	4,306
Other Accounts Payable	177,157		238,202	156,199
		184,015	241,545	160,505
DERIVATIVE LIABILITIES (Note I)		124,289	51,295	8,257
BORROWINGS (Note L)				
Borrowings at fair value	290,590		337,439	239,430
Borrowings at amortized cost	786,270		763,227	788,417
		1,076,860	1,100,666	1,027,847
DEVELOPMENT LIABILITIES				
Grant component of Concessional Borrowings—Deferred revenue (Note P)	150,592		134,940	
Grants payable (Note K)	3,038,603		3,414,485	3,490,999
		3,189,195	3,549,425	3,490,999
TOTAL LIABILITIES		**4,574,359**	**4,942,931**	**4,687,608**
EQUITY (Note N)				
Capital				
Subscriptions	39,172,711		37,964,994	36,525,559
Subscriptions Reserve	(2,911,397)		(2,678,249)	(2,332,137)
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(415,840)		(394,165)	(394,971)
Subscriptions paid (net of CEAS)		35,845,474	34,892,580	33,798,451
RESERVES				
Reserves	(16,725,704)		(16,716,446)	(16,576,289)
		(16,725,704)	(16,716,446)	(16,576,289)
TOTAL EQUITY		19,119,770	18,176,134	17,222,162
TOTAL LIABILITIES AND EQUITY		**23,694,129**	**23,119,065**	**21,909,770**

The accompanying notes to the financial statements form part of this statement.

INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2025

(UA thousands)

	2025	2024
EXPENSES & OPERATING INCOME		
Income from:		
Loans (Note O)	148,518	141,016
Treasury Investments and related derivatives (Note O)	264,728	272,518
Total income from Loans and Treasury Investments	413,246	413,534
Income from grant contributions (Note P)	229,118	229,168
Borrowing Expenses (Note Q)		
Interest on borrowings and related derivatives	(11,937)	(5,584)
Gains/(Losses) on Borrowings at FVTPL and related derivatives (Note Q)	37,407	(7,477)
Grants allocated (Note K)	(226,535)	(449,525)
Net Impairment provisions (Note D)	(82,142)	(130,871)
Loan principal	(106,145)	(75,625)
Loan charges	(783)	(1,158)
Undisbursed loans	24,786	(54,088)
Impairment (provisions)/write-backs on Financial Guarantees (Note D)	(220)	686
Impairment (provisions)/write-backs on Treasury Investments (Note D)	(53)	2
Impairment write-backs/(provisions) on Demand Obligations (Note D)	91	(66)
Currency translation (losses)/gains	(108,191)	60,860
Net Operating Income	**250,784**	**110,727**
OTHER OPERATING EXPENSES		
Administrative expenses (Note R)	(249,609)	(256,151)
NET INCOME/(LOSS) FOR THE YEAR	**1,175**	**(145,424)**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2025

(UA thousands)

	2025	2024
NET INCOME/(LOSS) FOR THE YEAR	1,175	(145,424)
OTHER COMPREHENSIVE INCOME		
Unrealized fair value (losses)/gains on Borrowings at FVTPL—”own credit”	(10,433)	5,267
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**(9,258)**	**(140,157)**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2025

(UA thousands)

	Subscriptions and contributions	Subscription reserve	Cumulative exchange adjustment on subscriptions	Climate action window	Other resources	Reserves			Total equity
						Retained earnings	Cumulative currency translation adjustment	Unrealized gain/(loss) on fair-valued borrowings arising from "own credit"	
Balance at 31 December 2023	**36,193,922**	**-**	**(394,971)**	**45,393**	**890,961**	**(719,170)**	**(229,739)**	**-**	**35,786,396**
Effect of IFRS Transition	331,637	(2,332,137)	-	(45,393)	(890,961)	(15,857,119)	229,739	-	(18,564,234)
Balance at 1 January 2024	**36,525,559**	**(2,332,137)**	**(394,971)**	**-**	**-**	**(16,576,289)**	**-**	**-**	**17,222,162**
Net loss for the year	-	-	-	-	-	(145,424)	-	-	(145,424)
Other comprehensive income:									
Unrealized fair value gains on borrowings at FVTPL—"own credit"	-	-	-	-	-	-	-	5,267	5,267
									-
Net increase in paid-up capital	1,439,435	-	-	-	-	-	-	-	1,439,435
Discounts on subscriptions	-	(33,321)	-	-	-	-	-	-	(33,321)
Grants recognized as revenue or deferred revenue	-	(312,791)	-	-	-	-	-	-	(312,791)
Net conversion gains on new subscriptions	-	-	806	-	-	-	-	-	806
Balance at 31 December 2024	**37,964,994**	**(2,678,249)**	**(394,165)**	**-**	**-**	**(16,721,713)**	**-**	**5,267**	**18,176,134**
Net income for the year	-	-	-	-	-	1,175	-	-	1,175
Other comprehensive income:									
Unrealized fair value gains on borrowings at FVTPL—"own credit"	-	-	-	-	-	-	-	(10,433)	(10,433)
Net increase in paid-up capital	1,207,717	-	-	-	-	-	-	-	1,207,717
Discounts on subscriptions		(60,447)	-	-	-	-	-	-	(60,447)
Grants recognized as revenue or deferred revenue	-	(172,701)	-	-	-	-	-	-	(172,701)
Net conversion losses on new subscriptions	-	-	(21,675)	-	-	-	-	-	(21,675)
Balance at 31 December 2025	**39,172,711**	**(2,911,397)**	**(415,840)**	**-**	**-**	**(16,720,538)**	**-**	**(5,166)**	**19,119,770**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2025

(UA thousands—Note B)

	2025	2024
CASH FLOWS FROM:		
OPERATING ACTIVITIES		
Net income/(loss) for the year	1,175	(145,424)
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gains on treasury investments and derivatives	(10,617)	(49,205)
Unrealized (gains)/losses on borrowing related derivatives	(37,407)	7,479
Currency translation (gains)/losses	108,191	(64,007)
Net impairment provisions	82,324	130,249
Changes in accrued income on loans and investments	(13,068)	(56,301)
Changes in net derivatives	83,141	(63,188)
Changes in net current assets	(509,630)	(45,842)
Net cash used in operating activities	(295,891)	(286,239)
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES		
Disbursement of loans	(607,648)	(570,879)
Repayment of loans	285,475	251,687
Treasury Investments maturing after 3 months of acquisition:		
Treasury Investments, mandatorily at fair value	(502,535)	(1,144,253)
Treasury Investments at amortized cost	(200,451)	(25,500)
Net cash used in investment, lending and development activities	(1,025,159)	(1,488,945)
FINANCING ACTIVITIES		
Subscriptions and contributions received in cash	952,899	541,957
Participants' demand obligations encashed	165,524	681,688
New borrowings	38,695	282,644
Net cash provided by financing activities	1,157,118	1,506,289
Net decrease in cash and cash equivalents	(163,932)	(268,895)
Effect of exchange rate changes on cash and cash equivalents	61,229	(39,743)
Cash and cash equivalents at the beginning of the year	1,353,871	1,662,509
Cash and cash equivalents at the end of the year	**1,251,168**	**1,353,871**
COMPOSED OF:		
Cash	485,736	961,180
Investments maturing within 3 months of acquisition:		
Treasury Investments, mandatorily at fair value	765,432	392,691
Cash and cash equivalents at the end of the year	**1,251,168**	**1,353,871**
SUPPLEMENTARY DISCLOSURE:		
Movements resulting from exchange rate fluctuations on:		
Loans	(145,760)	120,491
Subscriptions and contributions	(5)	806

The accompanying notes to the special purpose financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2025

NOTE A—REPORTING ENTITY: PURPOSE, ORGANISATION AND RESOURCES

Purpose and Organization

The African Development Fund's registered office is in Abidjan, Côte d'Ivoire. The Fund was established in 1972 as an international institution to assist the African Development Bank (AfDB or the Bank) in contributing to the economic and social development of the Bank's regional members, promote cooperation and increased international trade, particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

By resolution, F/BG/2010/3 May 27, 2010, the Board of Governors increased the membership of the Board of Directors of ADF from twelve (12) to fourteen (14), made up of seven (7) members designated by the Bank and seven (7) members selected by State Participants. The Board of Directors reports to the Board of Governors, which is made up of representatives of the State Participants and the AfDB. The AfDB exercises 50 percent of the voting powers in the ADF, and the President of the Bank is the ex-officio President of the Fund.

The AfDB, the ADF and the Nigeria Trust Fund (NTF), which is a special fund administered by the AfDB, are collectively operating as the Bank Group. The principal purpose of the AfDB is to promote economic and social development in its Regional Member Countries (RMCs). The AfDB finances development projects and programs in its regional member states. The AfDB also participates in the selection, study and preparation of projects contributing to the development of its member countries and, where necessary, provides technical assistance. The NTF was established under an agreement between the Bank and the Federal Republic of Nigeria to further support the development efforts of AfDB Regional Member Countries, particularly the lesser-developed countries. The assets and liabilities of the AfDB and of the NTF are separate and independent of those of the ADF. Furthermore, the ADF is not liable for their respective obligations. Transactions with these affiliates, when applicable, are disclosed in the notes as appropriate.

Financial Resources

The resources of the Fund primarily consist of subscriptions and contributions made by the Bank, State Participants and Donors, as well as resources derived from operations or otherwise accruing to the Fund. The initial resources of the Fund consisted of subscriptions by the Bank and the original State Participants to the Agreement Establishing the Fund (the Agreement).

To expand ADF's resources, a decision was made by the Board of Governors in 2023, allowing the Fund to access additional funding from the capital markets. This new development necessitated a change in the Fund's financial reporting framework, from the past Special Purpose framework to the International Financial Reporting Standards (IFRS). The change occurred with these 2025 financial statements which reflect the first-time adoption of IFRS for the ADF. The transition to IFRS is expected to facilitate borrowing in the capital markets under the ADF-17 cycle (2026–2028).

Participants' Subscriptions and Contributions

Subscriptions provided by State Participants for each replenishment are recorded in full as subscriptions receivable from participants upon submission of an instrument of subscription by the participants (either cash or in the form of Demand Obligations). A replenishment becomes effective when it is approved by the Board of Governors and when the ADF receives instruments of subscription from participants for a portion of the intended replenishment level as specified in the replenishment resolution. The portion of subscribed amounts for which payments are not yet due from State Participants are recorded as installments on subscriptions

not yet payable. The subscriptions not yet payable become due during the replenishment period (generally three years) in accordance with an agreed payment schedule. The actual payment of subscriptions when they become due from certain participants may be conditional upon the respective participant's budgetary appropriation process.

The subscriptions receivable are settled through payment of cash or deposit of non-negotiable, non-interest-bearing demand notes. The notes are encashed by the Fund in line with the encashment schedule agreed to at the time of the replenishment.

Starting with the ADF-9 replenishment, participants were given the option of an early payment of cash in an amount equivalent to the net present value of their entire subscriptions and contributions. Upon receipt of such cash payments, participants are credited with the full-face value of their entire subscriptions, and in agreement with the Fund, such cash amounts received are invested and the income generated thereon is retained by the Fund. A discount, calculated as the difference between the face value of the subscriptions and the cash amount received, is initially recorded to represent the interest expected to be earned on the cash received from State Participants who opted for this accelerated encashment program.

By its resolutions, F/BG/2006/12 and F/BG/2006/13 of 18 May 2006 and 31 August 2006 respectively, the Board of Governors of the Fund authorized the Board of Directors to approve the participation of the ADF in the Multilateral Debt Relief Initiative (MDRI) and in that regard, the Board of Governors also authorized an increase in the resources of the ADF to provide full and timely compensation for the debt cancellation under the MDRI subject to the attainment of the following effectiveness thresholds:

1. Receipt of Instruments of Commitment from donors covering an aggregate amount equivalent to at least 70 percent of the total cost of debt relief for the first group of 14 post-completion point Heavily Indebted Poor Countries (HIPCs); and
2. Receipt of unqualified Instruments of Commitments from donors for an amount not less than the equivalent of at least seventy-five percent (75%) of the total cost of debt relief incurred during the remainder of the ADF-10 period.

Upon satisfaction of the above two thresholds, the Board of Directors of the Fund approved the effectiveness of the MDRI with effect from 1 September 2006. To ensure full compensation for forgone reflows as a result of the upfront debt cancellation, the ADF governing bodies endorsed Management's proposal for a compensation scheme over the 50-year period of the Initiative. Donors will contribute additional resources to ADF, equivalent to the forgone debt service (service charges and principal) for each replenishment period, by submitting pledges over the life of the initiative. The compensatory financing arrangements will take the form of a general increase in the contribution of State Participants pursuant to Article 7 of the Agreement Establishing ADF. The contributions received from State Participants under the compensatory financing arrangements shall not be counted as part of the burden share for the replenishment period in which such resources are received but shall carry voting rights in the same manner as normal subscriptions.

To the extent MDRI contributions compensate the Fund for losses already incurred or for foregone reflows arising from debt cancellation, such amounts are recognized as grant revenue when they become receivable in accordance with IAS 20. When State participants contribute to an increase in the Fund's resources to enable the Fund to carry out its activities, their contributions are considered capital subscriptions. By contrast, contributions made under the MDRI framework do not support the Fund's ordinary activities but are directed toward a specific purpose; accordingly, they are not considered capital subscriptions but grant revenue.

Maintenance of Value of Currency Holdings

Prior to the second general replenishment, subscriptions were denominated in UA and were subject to Article 13 of the Agreement, which provided that, whenever the par value in the IMF of the currency of a State Participant is reduced in terms of the UA or its foreign exchange value has, in the opinion of the Fund, depreciated to a significant extent within that participant's territory, that participant shall pay to the Fund within

a reasonable time an amount of its currency required to maintain the value, as of the time of subscription, of the amount of such currency paid into the Fund by that participant and which has not been disbursed or exchanged for another currency.

Conversely, if the currency of a State Participant has increased in par value or appreciated in its foreign exchange value within that participant's territory, the Fund shall return to that participant an amount of such currency equal to the increase in the value of the Fund's holding of that currency which was received by it in payment of subscriptions, to the extent that these amounts have not been disbursed or exchanged for another currency.

In accordance with Board of Governors' successive resolutions governing the second through to the sixteenth general replenishment of the Fund, which stipulated that Article 13 shall not apply to these general replenishments, subscribers to these replenishments fixed the amount of their subscriptions payable in national currencies in terms of agreed parities ruling at the date these replenishments came into force.

NOTE B—EXPLANATION OF TRANSITION TO IFRS

ADF transitioned its financial reporting framework on 01 January 2024, from the previous Special Purpose Framework (SPF) to the International Financial Reporting Standards (IFRS) framework, in preparation for access to international capital markets and to align with global best practices in financial reporting. On transition, the Fund's financial statements for the 2024 financial year were restated to comply with IFRS to provide comparative information. The ADF's financial statements for the year ended 31 December 2025 are its first full IFRS financial statements.

The transition of the accounting practices and financial statements from the Special Purpose to IFRS represents a significant event as transactions and amounts previously presented and disclosed under the SPF were materially adjusted to achieve compliance with the IFRS rules and accounting practices.

In preparing these new IFRS financial statements, the Fund applied IFRS 1—*First time adoption of IFRS,* which is the standard applicable for entities preparing IFRS financial statements for the first time.

In this case IFRS 1 requires the Fund to:

- Determine its date of transition to IFRS (first date of reporting or re-starting IFRS) including all periods presented in its IFRS financial statements—comprising:
  - i. IFRS financial statements for the first full year of reporting IFRS,
  - ii. Comparative information for the immediately preceding financial year; and
  - iii. An IFRS balance sheet at the beginning of the comparative period.
- Select and apply IFRS accounting policies effective at the transition date.
- Recognise, classify and measure all assets and liabilities required by IFRSs and not recognize, classify and measure items as assets or liabilities if IFRSs do not permit.
- Disclose how the transition to IFRS affected the equity of the Fund.

Accordingly, on transition the Fund's full set of IFRS financial statements covers:

- **An Opening Balance Sheet:** 1 January 2024, the transition date.
- **Comparative Period:** Ending 31 December 2024.
- **Full Year of Reporting IFRS:** Ending 31 December 2025.

Under IFRS, the focus of the financial statements has changed, from presentation of the Net Development Resources available to fund loans and grant commitments, to a presentation of a complete set of IFRS

financial statements reflecting the statement of financial position, the statement of equity, the profit earned or loss incurred during the reporting period and the accompanying disclosures.

The rest of this note explains the changes between the 2023 and 2024 Special Purpose statements as previously issued and the 2023 and 2024 statements as restated under IFRS.

The accounting policies set out in Note C have been applied in preparing the ADF individual financial statements for the year ended 31 December 2025, the comparative information presented in these financial statements for the year ended 31 December 2024 and the opening IFRS statement of Financial Position at 1 January 2024 (the ADF's date of transition).

The tables below and accompanying notes explain how the transition to IFRS has affected the ADF's financial position, financial performance, statement of equity and cash flow.

Reconciliation of Equity

Balance Sheet as at 31 December 2024 and 2023

(UA thousands)

	Ref	Special Purposes as issued 2024	IFRS Transition Adjustment	IFRS 2024	Special Purposes as issued 2023	IFRS Transition Adjustment	IFRS 2023
ASSETS							
Cash & due from banks		961,180	-	961,180	675,114	-	675,114
Treasury Investments	a	5,145,748	(58)	5,145,690	4,513,134	(60)	4,513,074
Derivative Assets	b	533,303	(458,996)	74,307	381,143	(360,929)	20,214
Demand Obligations	c & a	1,929,119	(48,051)	1,881,068	2,062,224	(69,893)	1,992,331
Receivables		165,160	(4,820)	160,340	109,371	67,242	176,613
							-
Grants and technical assistance activities*	d	10,072,070	(10,072,070)	-	9,546,031	(9,546,031)	-
Hipc grants disbursed*	d	184,000	(184,000)	-	184,000	(184,000)	-
Net debt relief*	d	4,955,072	(4,955,072)	-	4,955,072	(4,955,072)	-
Loans disbursed and outstanding*	a & e	15,377,460	(480,980)	14,896,480	14,937,780	(405,356)	14,532,424
TOTAL ASSETS		**39,323,112**	**(16,204,047)**	**23,119,065**	**37,363,869**	**(15,454,099)**	**21,909,770**
LIABILITIES AND EQUITY							
Accounts Payable	i	90,786	150,759	241,545	33,507	126,998	160,505
Derivative Liabilities	b	510,068	(458,773)	51,295	369,099	(360,842)	8,257
Borrowings at fair value	g	-	337,439	337,439	-	239,430	239,430
Borrowings at amortized cost	f & g	1,387,001	(623,774)	763,227	1,174,867	(386,450)	788,417
Grant component of CDL	f & g	-	134,940	134,940	-	-	-
Grants payable	d	-	3,414,485	3,414,485	-	3,490,999	3,490,999
TOTAL LIABILITIES		**1,987,855**	**2,955,076**	**4,942,931**	**1,577,473**	**3,110,135**	**4,687,608**
Subscriptions and contributions	l	37,099,473	471,356	37,570,829	35,798,951	331,637	36,130,588
Subscriptions reserves	h	-	(2,678,249)	(2,678,249)	-	(2,332,137)	(2,332,137)
Contributions to caw	i	76,899	(76,899)	-	45,393	(45,393)	-
Reserves**	m	(719,170)	(15,851,852)	(16,571,022)	(719,170)	(15,857,119)	(16,576,289)
Other resources	h	960,961	(960,961)	-	890,961	(890,961)	-
Cumulative currency translation adjustment	j	(141,113)	141,113	-	(229,739)	229,739	-
Surplus for the year**		58,207	(203,631)	(145,424)	-	-	-
TOTAL EQUITY		**37,335,257**	**(19,159,123)**	**18,176,134**	**35,786,396**	**(18,564,234)**	**17,222,162**
TOTAL LIABILITIES AND EQUITY		**39,323,112**	**(16,204,047)**	**23,119,065**	**37,363,869**	**(15,454,099)**	**21,909,770**

** These items were presented as allocation of development resources in the 2024 special purpose financial statements.*
*** In the 2024 issued financial statements, reserves and surplus for the year were presented as a single balance sheet line item, totaling ua 660,963 thousand.*

Reconciliation of Income Statement and Other Comprehensive Income

Statement of Income and Expenses and Other Changes in Development Resources for the Year Ended 31 December 2024

(UA thousands)

Statement of Income and Other Comprehensive Income for the Year Ended 31 December 2024

(UA thousands)

	Ref	Special Purpose as issued 2024	IFRS Transition Adjustment	IFRS 2024	
Operating income and expenses					Operating income and expenses
Income from					Income from
Loans	e	140,713	303	**141,016**	Loans
Treasury Investments and related derivatives	c	239,217	33,301	**272,518**	Treasury Investments and related derivatives
	h	-	229,168	**229,168**	Income from grant contributions
Interest charges on borrowings	g	(5,524)	(60)	**(5,584)**	Interest on borrowings and related derivatives
Other interest cost and bank charges		(4,873)	4,873	**-**	
Fair value losses from derivatives on concessional donor borrowing	g	(32,348)	24,871	**(7,477)**	Losses on Borrowings at FVTPL and related derivatives
	d	-	(449,525)	**(449,525)**	Grants allocated
	a	-	(130,249)	**(130,249)**	Net impairment provisions
Loss on exchange	j	(2,869)	63,729	**60,860**	Currency translation gains
Discount on accelerated encashment of participants' demand obligations	k	(11,114)	11,114	**-**	
Grant element on concessional loans	f	(8,844)	8,844	**-**	
					Other operating expenses
Administrative expenses		(256,151)		**(256,151)**	Administrative expenses
SURPLUS FOR THE YEAR		**58,207**	(203,631)	**(145,424)**	**NET INCOME FOR THE YEAR**
OTHER COMPREHENSIVE INCOME					**OTHER COMPREHENSIVE INCOME**
Currency translation adjustment	j	88,626	(88,626)	**-**	
	g		5,267	**5,267**	Unrealized fair value gains on Borrowings at FVTPL—"own credit"
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		**146,833**	(286,990)	**(140,157)**	**TOTAL COMPREHENSIVE INCOME FOR THE YEAR**

(a) Expected Credit Loss Provisions

The Fund assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. Under IFRS, Expected Credit Losses are assessed and recorded on financial assets at amortized cost, undisbursed loans and guarantees. Please refer to section (e) hereafter.

The adjustment for Expected Credit Loss allowances is summarized below:

Statement of Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
ECL impairment on Loans—refer to section (e) hereafter	(75,625)	-
ECL impairment on Accrued Interest	(1,158)	-
ECL impairment on Demand Obligations—refer to section (c)	(66)	-
ECL write-back on Treasury Investments	2	-
ECL impairment on Undisbursed Loans and guarantees—refer to section (i)	(53,402)	-
ADJUSTMENT TO NET INCOME	**(130,249)**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
ECL impairment at transition date on Loans	(405,355)	(405,355)
ECL impairment at transition date on Accrued Interest	(5,753)	(5,753)
ECL impairment at transition date on Demand Obligations—refer to section (c)	(54)	(54)
ECL impairment at transition date on Treasury Investments	(60)	(60)
ECL impairment at transition date on Undisbursed Loans and guarantees—refer to section (i)	(14,807)	(14,807)
Total ECL impairment for the period	(130,249)	-
ADJUSTMENT TO RETAINED EARNINGS/NET INCOME	**(556,278)**	**(426,029)**

(b) Derivatives

Derivatives are accounted for at fair value at the date of transition like under previous GAAP. At the date of transition, the fair values for derivatives have been reclassified on a derivative-by-derivative basis. All positive (negative) fair values arising from derivatives have been classified on the asset (liability) side of the statement of Financial Position. No impact has been recognized under equity at the date of transition to IFRS in the IFRS opening statement of Financial Position.

Under the Special Purpose Framework, derivative valuations did not reflect credit risk adjustments. On transition to IFRS, the Fund has refined those valuations by including the effect of the counterparty's credit risk on derivative assets and the Fund`s own credit risk on derivative liabilities. Accordingly, the fair value of derivative assets is adjusted to reflect the risk of counterparty non-performance (credit valuation adjustment (CVA)), while the fair value of derivative liabilities reflects the Fund`s own non-performance risk (debit valuation adjustment (DVA)). As this adjustment arose on first time adoption of IFRS, its initial impact was recognized directly in equity. Subsequent changes in CVA and DVA are recognized in the income statement as part of derivative fair value gains or losses for the period.

The impact arising from the change is as follows.

Statement of Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
Change in the CVA/DVA adjustment	(136)	-
ADJUSTMENT TO NET INCOME	**(136)**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
Derivatives—Assets	(458,773)	(360,842)
CVA DVA adjustment	(223)	(87)
Total adjustment to Derivatives Assets	**(458,996)**	**(360 929)**
Derivatives—Liabilities	458,773	360,842
ADJUSTMENT TO RETAINED EARNINGS	**(223)**	**(87)**

(c) Demand obligations

Demand obligations are subscription instruments issued by States to the Fund. These demand obligations will be settled by the States over multi-year maturities. As these instruments are non-interest bearing, their fair value at the date of receipt differs from their nominal amount.

Under the previous GAAP they were recorded at their nominal amount.

Under IFRS, they are classified as financial assets at amortized cost. As such, they are initially recognized at fair value and subsequently measured at amortized cost.

The one-off gap between the fair value under IFRS and the nominal value of the demand obligations is recognized in equity at the date of transition as well as for the new demand obligations issued after transition date. This gap is amortized over the expected life of the demand obligation as interest income.

Demand obligations are subject to expected credit losses (ECL) impairment in accordance with IFRS 9.

The impact arising from the change is as summarized below:

Statement of Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
Interest income on Demand Obligation	37,897	-
ECL impairment—refer to section (a)	(66)	-
FX revaluation	1,342	-
ADJUSTMENT TO NET INCOME	**39,173**	**-**

Reconciliation to Income from Treasury Investments and Related Derivatives

(UA thousands)

	31-Dec-2024	1-Jan-2024
Interest income on Demand Obligation (see supra)	37,897	-
Reclassification of interest income on derivatives to losses on Borrowings at FVTPL and related derivatives	(4,596)	-
ADJUSTMENT TO INCOME FROM TREASURY INVESTMENTS AND RELATED DERIVATIVES	**33,301**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
Fair value adjustment on First Time Adoption	(69,838)	(69,838)
Fair value adjustment on Demand Obligations received in 2024	(17,332)	-
Interest income recognized during the period (net of currency translation)	39,239	-
Demand obligation ECL impairment	(120)	(54)
ADJUSTMENT TO EQUITY/RETAINED EARNINGS	**(48,051)**	**(69,892)**

(d) Grants extended to beneficiary countries

Cumulative grants provided for technical assistance, project financing or in the form of debt relief were part of Allocation of Development Resources under the SPF framework. They were recognized at the date of disbursement.

In applying IFRS, the Fund distinguishes between unconditional grants and conditional grants, based on the existence of enforceable conditions to be fulfilled by the beneficiaries—the fulfillment of which gives rise to an obligation by the Fund.

Unconditional grants extended are transfers of resources for which the Fund does not retain enforceable rights to impose substantive conditions on the beneficiary after the grant is approved. Unconditional grants represent immediate expenses and are recognized as expenses in the income statement based on their approval/signature date, and a liability is recognized in the balance sheet until disbursement.

Conditional grants extended are transfers of resources subject to specified performance conditions or milestones on the beneficiary, where the Fund retains enforceable rights, including the ability to withhold or cancel funds in the event of non-compliance. Conditional grants are recognized as expenses in the income statement at the date when the conditions have been met (i.e. if it is more likely than not that there will be outflow of benefits), which is usually the disbursement date.

The adjustment to IFRS of the unconditional grants and grants whose conditions have been fulfilled and not disbursed yet or where it is more likely than not that there will be an outflow of benefits at the date of transition to IFRS (i.e. 1st January 2024) is recognized as a liability against equity.

The impact arising from the change is shown below.

Statement of Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
Grants disbursed in 2024	(526,039)	-
Grants already expensed at the transition date	319,215	-
Grants extended in 2024 (net of cancellations)	(242,701)	-
ADJUSTMENT TO NET INCOME	**(449,525)**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
Grants and technical assistance activities	(10,072,070)	(9,546,031)
HIPC grants disbursed	(184,000)	(184,000)
Net debt relief	(4,955,072)	(4,955,072)
Total Cumulative grants disbursed	(15,211,142)	(14,685,103)
Grants extended and not yet disbursed	(3,414,485)	(3,490,999)
ADJUSTMENT TO RETAINED EARNINGS	**(18,625,627)**	**(18,176,102)**

(e) Loans

Under previous GAAP the loans are classified as financial assets at amortized cost if the asset meets the objective of the Fund's business model to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. They are initially recognized at their nominal amounts. The Fund assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. Interests are not accrued on Non-Performing Loans.

Under IFRS loans accounted for at amortized cost are initially measured at fair value plus incremental direct transaction costs, and subsequently at their amortized cost under the effective interest method. Loans are measured at amortized cost if they meet both of the following conditions:

- The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
- The contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI.

Under IFRS impairment of loans at amortized cost is measured as 12-month expected credit loss (ECL) on initial recognition. Impairment is measured as lifetime ECLs whenever there has been a significant increase in credit risk since initial recognition. A first-time adopter applies the impairment requirements of IFRS 9 retrospectively at the date of transition using reasonable and supportable information that is available without undue cost or effort to determine the credit risk at the date the financial instrument was initially recognized. In determining whether there has been a significant increase in credit risk since initial recognition, a first-time adopter is not required to undertake an exhaustive search for information and may approximate the initial credit risk.

No significant impact is reported between the outstanding amounts as recorded under previous GAAP and under IFRS except the adjustment for expected credit loss allowances as no loans were impaired under previous GAAP.

Due to ECL recognition, the non-accrual interest mechanism for non-performing loans under Special Purposes is no longer applied under IFRS, resulting in a UA 303 thousand adjustment to Income from loans in the year 2024.

The impact arising from the change is summarized as follows.

Statement of Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
ECL impairment—refer to section (a)	(75,625)	-
ADJUSTMENT TO NET INCOME	**(75,625)**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
ECL impairment of Loans at transition date—refer to section (a)	(405,355)	(405,355)
Additional 2024 ECL impairment of Loans loss/reversal—refer to section (a)	(75,625)	-
ADJUSTMENT TO RETAINED EARNINGS	**(480,980)**	**(405,355)**

(f) Concessional Donor Loans

ADF benefits from Concessional Donors Loans (CDL) granted at very long-term tenor and low interest rates. Under the loan terms, a portion equivalent to the difference between the market price and the concessional terms of the loan called "grant component of CDL" gives voting rights as if the equivalent amount had been given to ADF as a subscription. During the replenishment, the grant component of a CDL that conveys voting rights to donors is defined as the present value of the financial benefit that the Fund expects between the contractual interest rate of the CDL and a discount rate.

Under previous GAAP, the Fund's borrowings were recognized at nominal value at origination and subsequently measured at amortized cost. The grant element was recognized as subscription in equity with a reversing entry under equity that was subsequently amortized as an expense in the income statement over the life of the related concessional donor borrowing.

Under IFRS, the CDLs are accounted as financial liabilities that are initially recognized at fair value and subsequently measured at amortized cost under the effective interest method. However, borrowings that are hedged are subsequently carried at fair value (refer to section (g)).

The grant components of the concessional donor loans are recognized as income and spread over the maturity of the borrowings according to IAS 20. The balance to be spread over the maturity of the borrowings at the reporting date is recognized as a deferred income.

The grant element initially shared with the issuers of the CDL during replenishment negotiations may slightly differ from the final grant component computed as the difference between the nominal and fair value determined on issuance date. The final determination of the grant component will be based on the fair valuation of the CDL at issuance date using market data and the Fund's own credit spread.

This IFRS treatment is substantiated by the fact that:

- The grant components of CDL meet the criteria of government grants under IAS 20;
- The CDL being borrowings are not allocated to the general resources of the Fund;
- The CDL are calibrated both in terms of cost and duration to match the lending conditions of the Fund and are therefore specifically allocated and aligned with the sole lending portfolio of the Fund.

At the date of transition, the Fund has chosen not to apply the requirements in IFRS 9 and IAS 20 retrospectively to any government loan originated before the date of transition. The Fund applies IFRS 1 to the CDLs existing at the transition date because there would be a significant cost and effort were the Fund to opt for retrospective application. Consequently, as the Fund did not, under its previous GAAP, recognize and measure a government loan at a below-market rate of interest on a basis consistent with IFRS requirements, it used its previous GAAP carrying amount of the loan at the date of transition as the carrying amount of the loan in the opening IFRS statement of Financial Position. According to IFRS 1 no adjustments for government grants are recognized at transition date.

The impact arising from the change is summarized as follows.

Statement of Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
Reversal of Grant component amortization under previous GAAP	8,844	-
Grant income related to CDLs issued in 2024—refer to section (h)	63	-
Additional interest related to CDLs issued in 2024	(60)	-
ADJUSTMENT TO NET INCOME	**8,847**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
Difference between nominal value and fair value related to CDLs issued in 2024	134,940	-
Deferred grants revenue	(134,940)	-
ADJUSTMENT TO RETAINED EARNINGS	**-**	**-**

Please refer to section (g) for reconciliation to total adjustment of Borrowings at amortized cost.

(g) Financial liabilities at fair value

A first-time adopter is permitted, as an option, to designate a financial liability at fair value through profit or loss at the date of transition if the liability meets the criteria at that date of eliminating or significantly reducing a measurement or recognition inconsistency *(an accounting mismatch).*

The Fund uses foreign exchange futures and currency swaps to mitigate its exposure to potential loss due to adverse movements in market foreign exchange and interest rates respectively. These derivatives are recorded at fair value in the statement of Financial Position and the change in fair value is recognized in the income statement. This leads to an accounting mismatch between the recognition of the derivatives and the borrowings hedged against the change in foreign exchange if they are recognized at amortized cost.

To avoid this accounting mismatch the Fund designates the borrowings hedged against the change in foreign exchange rate as financial liabilities at fair value through profit or loss from the date of transition to IFRS.

The impact arising from the change is summarized as follows.

Statement of Comprehensive Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
Adjustment to fair value of borrowings	25,005	-
Reversal of currency translation movement recorded under Special Purposes	(26,178)	-
Adjustment to Net Income	**(1,173)**	-
Change in fair value of borrowings due to own credit changes	5,267	
Adjustment to Other Comprehensive Income (OCI)	**5,267**	-
TOTAL ADJUSTMENT TO COMPREHENSIVE INCOME	**4,094**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
Reclassification from "Borrowings at amortized cost "of borrowings designated at fair value on option (FVO) at transition date	(360,272)	(386,450)
Reclassification from "Borrowings at amortized cost "of borrowings designated at fair value on option (FVO) issued in 2024	(252,942)	-
Reclassification of the Grant component of borrowings at fair value issued in 2024	124,661	-
Total reclassifications without impact on Retained Earnings	**(488,553)**	**(386,450)**
Adjustment to fair value of borrowings at FVO at transition date	147,020	147,020
Change in value of Borrowings at FVO	4,094	-
Total adjustments with impact on Retained Earnings	**151,114**	**147,020**
Total adjustment of Borrowings at Fair Value	**(337,439)**	**(239,430)**
Reclassification from "Borrowings at amortized cost "of borrowings designated at fair value on option (FVO) at transition date	360,272	386,450
Reclassification from "Borrowings at amortized cost "of borrowings designated at fair value on option (FVO) issued in 2024	252,942	-
Reclassification of the Grant component of borrowings at amortized cost issued in 2024	10,279	-
Total reclassifications without impact on Retained Earnings	**623,493**	**386,450**
Currency translation changes	281	-
Total adjustments with impact on Retained Earnings	**281**	-
Total adjustment of Borrowings at amortized cost	**623,774**	**386,450**
Reclassification of the Grant component of borrowings at fair value issued in 2024	(124,661)	-
Reclassification of the Grant component of borrowings at amortized cost issued in 2024	(10,279)	-
Total reclassifications without impact on Retained Earnings	**134,940**	**-**
TOTAL ADJUSTMENT ON GRANT COMPONENT OF CDL—REFER TO SECTION (F)	**134,940**	**-**

(h) Contributions from Donors in the form of Grants

Multilateral Debt Relief Initiative (MDRI) contribution scheme

When MDRI becomes effective for a country, certain amounts previously disbursed to that country as loans are no longer repayable by the country and effectively take on the character of grants made by the Fund. Accordingly, under previous GAAP loans canceled under the MDRI were included in "Net Debt Relief" and reported in the Statement of Net Development Resources as allocation of development resources, with a corresponding offset to loans outstanding. As a result of the MDRI debt cancellation and compensation by donors, income that would have been earned and reported as loan income by the Fund was replaced by contributions from donors' payable overtime and reported as equity. Under IFRS contributions received from donors are considered as government grants as they are subordinated to conditions and the implementation of those conditions *(cancelling loans)*. These contributions are therefore accounted for in accordance with IAS 20 and recognized as income at the contributions' reception date as the loss due to cancellation of the loans has been recorded in the previous financial years (i.e. at the date of loan cancellation). The adjustment to IFRS for the contributions received until the date of the transition to IFRS is zero as the contributions were already recorded in equity.

Contributions received from donors scheme

Starting with ADF-9, donors agreed to make supplementary contributions in addition to regular subscriptions to compensate the Fund for foregone principal reflows due to the extension of grants above a certain level.

Under previous GAAP income foregone because of grant extensions was offset by an upfront charge on grants, while donors compensate foregone loan principal reflows above 7.5 percent. As a result, increases in grant financing had a neutral effect on the Fund's future commitment capacity.

Under IFRS, the contributions received from donors are considered public subsidies as they are subordinated to conditions and the implementation of those conditions *(providing grants)*. These contributions are therefore accounted for in accordance with IAS 20 and recognized as income at the contribution reception date as the grants extended have been recorded in the previous financial years (i.e. at the date grants were extended). The adjustment to IFRS for the contributions received until the date of the transition to IFRS is zero as the contributions are already recorded in equity.

The impact arising from the change is summarized as follows.

Statement of Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
MDRI Contributions received from Donors	137,431	-
Contributions received from ADB	60,000	-
Received Subscriptions without voting right	14,820	-
Grant compensation received	16,854	-
Grant elements of CDLs—refer to section (f)	63	-
ADJUSTMENT TO NET INCOME	**229,168**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
Cumulative MDRI Contributions received reclassified from Other Reserves	(2,068,094)	(1,930,663)
Cumulative Contributions from ADB reclassified from Other Resources	(960,961)	(890,961)
Received Subscriptions without voting right	(14,820)	-
Grant compensation received	(16,854)	-
To Retained Earnings/Net Income	3,060,729	2,821,624
ADJUSTMENT TO EQUITY	**-**	**-**

(i) Climate Action Window

A separate Fund had been created to handle the Climate Action Window activities. Funds collected on behalf of Climate Action Window were presented under Equity under the Special Purpose format. Under IFRS presentation they are reclassified to Payables.

This reclassification is the most significant adjustment to Accounts Payable. The other adjustments are shown below:

(UA thousands)

	31-Dec-2024	1-Jan-2024
Reclassification of Climate Action Window Reserve to Accounts Payable	76,899	45,393
Provision for expected losses on loan commitments and guarantees—refer to section (a)	68,208	14,807
Reclassification of AfDB net income allocation for the climate action window	10,000	-
Other reclassifications without impact on reserves	(4,348)	66,798
TOTAL ADJUSTMENTS ON ACCOUNTS PAYABLE	**150,759**	**126,998**

(j) Currency Translation

Under Special Purpose, all foreign currency translation differences due to revaluation are recorded in Other Comprehensive Income. They are now reported in the Income Statement. The opening position is reclassified to Retained Earnings.

Adjustments at the transition date of the value of reported assets and liabilities (mainly on Concessional donor Loans) have impacts on foreign exchange losses/gains in the period.

The impact arising from the change is summarized as follows.

Statement of Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
Currency translation adjustment reclassified from OCI	88,626	-
FX impact of adjustments on reported monetary assets and liabilities	(24,896)	-
ADJUSTMENT TO NET INCOME	**63,730**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
Currency translation adjustment	141,113	229,739
ADJUSTMENT TO RETAINED EARNINGS	**141,113**	**229,739**

(k) Early payment on capital replenishment

Under previous GAAP, the early payments on capital replenishments are recognized at their nominal amount in equity. The difference between the present value and the nominal amount is recognized as a negative reserve within the equity and amortized as an expense over the initial time schedule of the capital replenishment.

Under IFRS, the early paid capital replenishments are recognized directly at their fair value in equity, whether received in cash or as a demand obligation.

The impact at the date of transition is an offsetting of the nominal amount of the early payments on capital replenishments with the negative reserve. The cancellation of 2024 amortization of negative reserve is recognized as an income in the same year.

The impact arising from the change is summarized as follows.

Statement of Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
Cancellation of 2024 amortization of negative reserve—refer to section (l)	11,114	-
ADJUSTMENT TO NET INCOME	**11,114**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
Off-setting of the nominal amount with the negative reserve—refer to section (l)	(40,141)	(35,265)
Against Subscription Reserve	40,141	35,265
ADJUSTMENT TO RETAINED EARNINGS	**-**	**-**

(l) Subscriptions

The transition to IFRS does not affect the level of subscriptions as such. However, some reclassifications have been realized within Equity.

Under Special Purposes, specific reserves were displayed on the face of the Statement of net development resources, as a deduction from subscriptions. These reserves have been reclassified in a single reserve called "Subscription Reserve." These reclassifications have no impact on Total Equity. Under IFRS there are no amortization of the reserves account for discounts on subscriptions and grant components of CDLs. The amortization accounted for under Special Purposes has been reversed.

The impact arising from the change is summarized as follows.

Statement of Income

(UA thousands)

	31-Dec-2024	1-Jan-2024
Cancellation of 2024 amortization of negative reserve (unamortized discounts on subscriptions and contributions)—refer to section (k)	11,114	-
Cancellation of 2024 amortization of Grant element on borrowings	8,844	-
ADJUSTMENT TO NET INCOME	**19,958**	**-**

Statement of Financial Position

(UA thousands)

	31-Dec-2024	1-Jan-2024
Unamortized grant element on borrowings as at 1st of January 2024	236,669	236,669
Less amortization accounted for in 2024 in Special Purposes—refer to section (k)	(8,844)	-
Plus Grant component on CDLs agreed with State participant during the year 2024	157,954	-
Less portion of grant component on CDLs agreed but not issued in 2024	(14,267)	-
Total Unamortized grant element on borrowings	371,512	236,669
Portion of accelerated encashment not yet effected	59,703	59,703
Unamortized discounts on subscriptions and contributions—refer to section (k)	40,141	35,265
Reclassification to Subscription Reserve	(471,356)	(331,637)
ADJUSTMENT TO EQUITY/RETAINED EARNINGS	**-**	**-**

(m) Retained Earnings—Impact of IFRS Transition

The table below summarizes the reconciliation from Retained Earnings (Reserves) based on Special Purpose Financial Statements as published as at 31 December 2023 and 2024 to Opening Retained Earnings based on IFRS as 1st January 2024 and 31 December 2024.

(UA thousands)

	Ref	31-Dec-2024	1-Jan-2024
Reclassification from Other Resources	h	890,961	890,961
Reclassification of MDRI grants received	h	1,930,663	1,930,663
Cumulative Currency Translation Adjustment	j	(229,739)	(229,739)
Cumulative grants allocated	d	(18,176,102)	(18,176,102)
CDL classified at Fair Value on Option	g	147,020	147,020
Expected Credit Losses	a	(426,030)	(426,030)
Accrued Income on Non-Performing Loans	e	6,195	6,195
Adjustments for CVA DVA	b	(87)	(87)
Total IFRS Transition adjustments on Reserves (Retained Earnings)		**(15,857,119)**	**(15,857,119)**
Change in Other Comprehensive Income (included in Retained Earnings)	g	5,267	-
TOTAL ADJUSTMENTS ON RESERVES		**(15,851,852)**	**(15,857,119)**

NOTE C—SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The Fund's 2025 individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), after several years under the Special Purpose framework.. These financial statements are the first individual financial statements prepared by ADF in accordance with IFRS. Transition from Special Purpose Financial Statements to IFRS has been implemented according to IFRS 1 applicable on January 1, 2024, as previously explained in Note B.

On April 8, 2026, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2026.

These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The material accounting policy information applied in the preparation of the financial statements are summarized below.

Revenue and Expenses Recognition

Interest income is accrued and recognized based on the effective interest rate (EIR) for the time such instrument is outstanding and held by the Fund. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest income is recognized on loans, demand obligations and treasury investments.

Fee and commission income and expenses are recognized in the income statement when due in line with the contract giving rise to the income or expenses.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income statement.

Realized and unrealized fair value gains or losses on financial assets and financial liabilities (including derivatives) classified as measured at fair value through profit or loss (FVTPL) are recognized in the income statement.

Grants extended to beneficiaries are recorded as expenses in the income statement at signature if they are unconditional grants or upon effectiveness when conditions have been met (i.e. if it is more likely than not

that there will be an outflow of benefits) for other grants. They are recorded as a debt at their nominal value until disbursement.

Replenishments received from member countries in the form of “grant contributions” or “MDRI contributions” together with net income allocation from AfDB are recorded in the income statement of the Fund as income on receipt.

Functional and Presentation Currencies

As a result of the application of IAS 21, *The Effects of Changes in Foreign Exchange Rates,* the Fund elected the Unit of Account (UA) as its functional currency, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Fund conducted in different currencies.

The UA is also the currency in which the financial statements are presented. The Fund’s UA has been defined as equal to the Bank’s UA: equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the reporting date. The rates used for translating currencies into UA at 31 December 2025 and 31 December 2024 are reported in Note U. Non-monetary assets and liabilities are translated into UA at historical rates.

Currency translation changes (gains or losses) are recognized in the income statement in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. When currencies are translated into other currencies, the resulting gains or losses are recognized in the income statement.

The currency translation changes arising from capital subscription payments are reported in the equity component of the statement of financial position as the Cumulative Exchange Adjustment on Subscriptions (CEAS) as they arise from transactions with member countries. The currency translation gains or losses represent the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt.

Member Countries’ Subscriptions

The Fund classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Fund having a present obligation to deliver either cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds are included in equity, net of transaction costs.

The Fund’s member countries’ subscriptions meet the conditions for classification as equity with features of puttable financial instruments that include contractual obligations for redemption for cash or another financial asset when certain conditions are met.

Although the Agreement establishing the Fund allows for a member country to withdraw from the Fund, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Fund that it intends to do so. The stability in the membership reflects the fact that the members are committed to the purpose of the Fund—to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2024 and as of 31

December 2025, the Fund did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a country, the former member would remain liable for direct obligations and contingent liabilities to the Fund for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the settlement of accounts was determined, the former member may be required to pay, on demand, the amount by which the settlement of accounts would have been reduced had the losses been taken into account when the settlement of accounts was determined.

If the Fund were to terminate its operations, all liabilities of the Fund would first be settled out of the assets of the Fund before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Fund and would be based on the pro-rata share of each member country amounts paid in by them on account of their subscriptions.

Financial Instruments

Financial assets and financial liabilities are recognized on the Fund's statement of financial position when the Fund assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

1) Financial Assets

In accordance with IFRS 9, the Fund manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost and financial assets at FVTPL based on both criteria:

- The Fund's business model for managing the financial assets.
- The contractual cash flow characteristics of the financial assets.

In line with the Fund's business model, financial assets are held either for the stabilization of income or for liquidity management.

i) Financial Assets at Amortized Cost

A financial asset is classified as at "amortized cost" only if the asset meets two criteria: the objective of the Fund's business model is to hold the asset to collect the contractual cash flows, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments is considered in determining whether the cash flows of the investment are solely payments of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include cash and cash equivalents, demand obligations, loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Debt investments classified as financial assets at amortized cost include non-derivative treasury investments with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii) Financial Assets at Fair Value through Profit or Loss

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Realized and unrealized gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different measurement bases.

Recognition and derecognition of Financial Assets

Regular purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs.

The Fund derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred or in which the Fund neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Fund is recognized as a separate asset or liability on the statement of financial position.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income(OCI) is recognized in the income statement.

During the course of its development activities, the Fund enters into transactions (for example—sale and repurchase agreements, credit protection or financial guarantee contracts etc.) whereby it transfers financial assets recognized on its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized on the statement of financial position.

Demand obligations

During any of ADF's capital replenishment cycles approved by the Board of Governors, State participants or shareholders are allowed to pay for their subscriptions either through cash or by deposit of a demand/promissory note. Demand notes are non-negotiable, non-interest-bearing notes payable on demand, deposited for subscription payment by member countries. Demand notes received by ADF are encashed over multi-year maturities.

They are deemed as equity contribution to be received for which no new shares will be issued. As such they are classified as a financial asset at amortized cost under IFRS once an irrevocable instrument of payment is received from Donors by the Fund. As the receivable is recognized but payment is not expected in the short term, the amount is discounted and recorded, in both equity and receivables, at the present value of the amount to be received. Any results arising from the unwinding of the discount on the receivable are accounted for as interest income.

Concessional loans to Regional Member States

ADF grants concessional loans to its Member States. A concessional loan is a loan granted on favorable terms. These loans benefit from sovereign guarantee and "preferred creditor status."

The concessional loans are recognized at fair value at the initiation date and carried at amortized cost. The fair value of these loans at the initiation date is their transaction price, i.e. the nominal value of the loans, as the market for concessional loans granted by institutions like ADF are deemed to constitute a specific principal market for such instruments. The pricing applied by other market participants for loans with similar characteristics are homogeneous among the market participants.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

In the ordinary course of its business, the Fund borrows funds from some of its member countries and intends to do it in major capital markets in future for lending and liquidity management purposes. The Fund issues different debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates.

Borrowings are initially recognized at their fair value at issuance date. Fair value is determined based on the Fund's own spread used to determine the grant component of Concessional Donor Loans (CDL). The grant component of Concessional Donor Loans meets the criteria of a grant according to IAS 20 and is spread over the life of the CDL.

Borrowings not designated at fair value through profit or loss are carried on the statement of financial position at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest rate (EIR) method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Fund uses derivatives and other risk management approaches to mitigate such risks. Details of the Fund's risk management policies and practices are contained in Note D to these financial statements. All the Fund's borrowings obtained from the governments of certain member countries of the Fund, are on concessional basis.

The Fund classifies its financial liabilities including borrowings as subsequently measured as follows:

i) Financial Liabilities at Fair Value through Profit or Loss (FVTPL)

The Fund classifies a certain portion of its borrowings at FVTPL. Derivatives are categorized as held-for-trading. The Fund applies fair value designation primarily to borrowings that have been swapped for another currency using derivative contracts. In these cases, the designation of the borrowings at FVTPL is made to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the statement of financial position at amortized cost while the related swaps are carried on the statement of financial position at fair value.

In accordance with IFRS 9, fair value changes in the Fund's financial liabilities that are designated as at FVTPL are presented as follows:

- The amount of change in the fair value that is attributable to changes in the Fund's "own credit risk" are presented in OCI.
- The remaining amount of change in the fair value is presented in profit or loss.

Amounts presented in OCI are never reclassified to profit or loss when the liability is settled or derecognized. However, the Fund transfers the cumulative gain or loss within equity i.e., to retained earnings.

ii) Other Liabilities

All financial liabilities and borrowings that are not derivatives or designated at FVTPL are subsequently measured at amortized cost. These include borrowings at amortized cost, accrued finance charges on borrowings and other accounts payable and liabilities. All financial liabilities are derecognized when they are discharged or canceled or when they expire.

iii) Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Fund writes or issues financial guarantee contracts—which are not managed on a fair value basis—to its clients including banks, financial institutions and other parties. IFRS 9 requires written or issued financial guarantee contracts to be initially recognized at fair value. The fair value of a financial guarantee contract issued in a stand-alone arm's length transaction to an unrelated third party is likely equal to the amount of premium received.

When measuring ECLs, IFRS 9 requires that the estimate of expected cash shortfalls shall reflect the cash flows expected from collateral and other credit enhancements that are part (but not limited to those explicitly stated) of the contractual terms and are not recognized separately.

iv) Undisbursed Loans

The Fund issues commitments to disburse or grant loans to its customers as part of its lending activities. Undisbursed loans are firm commitments to provide loans to customers under pre-specified terms and conditions. It is the Fund's commitment to make available a specified amount of loan or line of credit to a specified obligor under specified credit terms and business objective.

v) Grant commitments—Approved and undisbursed grants

The Fund approves some grants to its customers as part of its development activities. Approved and undisbursed grants are firm commitments to provide grants to customers under pre-specified terms and conditions. It is the Fund's commitment to make available a specified amount of grant to a specified obligor under specified credit terms and business objective.

Grants signed and for which all conditions are met but still undisbursed at the reporting date are recorded as a debt for their approved amount minus disbursements already implemented only if it is more likely than not that there will be an outflow of benefits.

Derivatives

The Fund uses derivative instruments in its portfolios for asset-liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Fund issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Fund classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in the income statement.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Credit Valuation Adjustment (CVA) and Funding Valuation Adjustment (FVA) are both adjustments made to the value of financial derivatives and other contracts to account for various risk factors, specifically related to credit and funding costs. The Fund calculates CVA to reflect counterparty credit risk exposure, while the FVA is calculated to reflect the cost of funding (for example, the cost the Fund incurs to finance a swap). Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Fund's "own credit" quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined based on the expected positive exposure of the Fund vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Fund vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrate on the use of observable and relevant market data.

Impairment of Financial Assets

The Fund applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Loans and charges (interest and other receivables), demand obligations and Treasury Investments classified as measured at amortized cost, Undisbursed Loans and Financial guarantee contracts.

Financial assets migrate through the following three stages based on the change in credit risk from initial recognition:

i) Stage 1: 12-months ECLs

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) from initial recognition. The Fund recognizes 12 months of ECLs for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Fund compares the risk of a default occurring on the financial asset as at the reporting date with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii) Stage 2: Lifetime ECLs—Not Credit Impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Fund recognizes lifetime ECLs for stage 2 financial assets. For these exposures, the Fund recognizes an allowance amount based on lifetime ECLs (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign loans.

iii) Stage 3: Lifetime ECLs—credit impaired

Included in stage 3, are financial assets that have been categorized as credit impaired. The Fund recognizes lifetime ECLs for all stage 3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default by an obligor occurs when either or both of the following have taken place:

- The Fund considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Fund to actions such as realizing security; or
- The obligor is past due by more than 180 days for sovereign loans provided that the overdue amount is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 or 2 interest revenue is recognized on the gross carrying amount.

When the Fund has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met i.e., cured, the Fund measures the loss allowance at an amount equal to 12-month ECLs at the current reporting date. A financial asset is considered cured (i.e., no longer impaired) when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Fund assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Fund considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.

An exposure will migrate through the ECLs stages as asset quality deteriorates or improves. For sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded and at the same time contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECLs to 12-months ECLs. Exposures whose credit rating remains within the Fund's investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

Measurement of Expected Credit Losses

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Fund in accordance with the contract and the cash flows that the Fund expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Fund if the commitment is drawn down and the cash flows that the Fund expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Fund expects to recover. ECLs are recognized using a loss allowance account and recognized in the profit and loss.

Write-off

The Fund writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

A write-off constitutes a derecognition event. As such, when the Fund has no reasonable expectations of recovering a loan (i.e. deemed uncollectible), the amount written off is accounted for by directly reducing the outstanding principal and/or interest charges against the related ECLs allowance.

A loan is deemed uncollectible when the Fund determines that an obligor does not have sufficient cash flows from either assets or operational income to repay the amount due for write-off. A loan is therefore deemed uncollectible and written off only after the amount deemed uncollectible has been determined and all internal write-off procedures have been activated, approved, and completed. However, such a loan is still subject to enforcement activity.

Subsequent recoveries of amounts previously deemed uncollectible and written off are recognized as other income in the income statement.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and if those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Fund is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exist and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Fund uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Fund measures portfolios of financial assets and financial liabilities based on net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument's valuation. Included in this category are instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Fund in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: Fair values of the Fund's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using a market-determined floating rate with discount curves adjusted by the Fund's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Fund's new public bond issues. The Fund also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Fund's best measure of the price at which the Fund could have sold the borrowing at the statement of financial position date.

For borrowings on which the Fund has elected the fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Fund is reported in OCI in accordance with IFRS 9.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Fund also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates, and option volatilities. All financial models used for valuing the Fund's financial instruments are subject to both internal and periodic external reviews.

Loans: The Fund does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Fund's loan assets are carried on the statement of financial position at amortized cost. The fair value of loans carried at amortized cost is deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Fund

Where third-party information from brokers or pricing experts is used to measure fair value, documents are independently assessed, and evidence is obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; and (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day-One Gain or Loss

At initial recognition, the Fund determines fair value of its financial instruments in line with the requirements of IFRS 13. As a result, when the Fund issues a new financial asset or financial liability, it measures the financial asset or financial liability at fair value, plus or minus (in the case of a financial asset or financial liability not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The best evidence of fair value of a financial instrument at initial recognition is normally the transaction price, that is, the fair value of the consideration given or received.

However, where the fair value of the financial asset or financial liability at initial recognition differs from the transaction price, commonly referred to as day-one gain or loss, IFRS requires the Fund to determine the fair value at initial recognition and any gains or losses between the fair value measured at initial recognition and the transaction price are recognized in the income statement as follows:

- If that fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e., a Level 1 input) or based on a valuation technique that uses only data from observable markets (i.e, Level 2 inputs), the Fund recognizes any difference between the fair value at initial recognition and the transaction price immediately as a gain or loss in the income statement.
- In all other cases, the difference between the fair value at initial recognition and the transaction price is deferred. After initial recognition, the Fund recognizes the deferred difference as a gain or loss in the income statement only to the extent that it arises from a change in a factor (including time) that market participants would consider when pricing the asset or liability.

The Fund holds some financial instruments maturing after more than 10 years (i.e. CDL), where the fair value at initial recognition and transaction price may differ. In this case, the difference between the fair value at

initial recognition and the transaction price is accounted for on the basis of the observability of the inputs used to determine the fair value at initial recognition—where fair value is determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is recognized immediately. Where fair value is not determined based on a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is either deferred until the instrument's fair value can be determined using quoted and observable inputs or amortized over the life of the transaction.

Subsequent to initial recognition, these financial instruments are measured at fair value and the resulting gains or losses are recognized in the income statement at the end of the reporting period, with an adjustment for the day-one gain or loss. For accounting purposes therefore, the fair value gains or losses determined on these financial instruments at the end of the reporting period are recognized in the income statement.

Retained Earnings

Retained earnings of the Fund consist of amounts allocated to reserves from prior years' income, surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and amounts recognized directly in equity as required by IFRS.

Segment Reporting

An operating segment is a component of the Fund that engages in business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (that is, Management under the direct authority of the Board) to make decisions about resources to be allocated to the segment and assess its performance. Operating segments are identified and reported in a manner consistent with the internal reporting provided to Management and the Board. The measurement of segment assets, liabilities, income and expenses is in accordance with the Fund's accounting policies.

Critical Accounting Judgments and Key Sources of Estimation

Uncertainty in the preparation of financial statements in conformity with IFRS may arise due to various factors and complexities inherent in financial reporting. In preparing these individual financial statements, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1) Significant Judgments

The Fund's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

Fair value through profit and loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized cost and embedded derivatives: The Fund follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Fund considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Impairment losses on financial assets: The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by several factors, driving changes which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Fund's ECLs calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

- The Fund's internal credit grading model, which assigns Probability of Defaults to the individual grades.
- The Fund's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12-month or lifetime ECLs basis and the applicable qualitative assessment.
- Development of ECLs models, including the various formulas and the choice of inputs.
- Determination of associations between macro-economic scenarios and economic inputs, such as unemployment levels and collateral values, and the effect on the probability of default, likely loss in the event of default, and exposure at default.
- Selection of forward-looking macro-economic scenarios and their probability weightings, to derive the economic inputs into the ECLs models.

2) Significant Estimates

The Fund also uses estimates for its financial statements in the following circumstances:

Fair Value of Financial Instruments: The fair value of financial instruments that are not quoted in active markets is measured using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that output reflects actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes "observable" requires significant judgment by the Fund.

Event after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the statement of financial position date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the statement of financial position date.

Events that are indicative of conditions that arose after the statement of financial position date, but do not result in an adjustment of the financial statements themselves are disclosed.

For the year ended 31 December 2025, the event after the reporting period relates to the disclosure below.

Conflict in the Middle East

The recent surge in geopolitical tensions in the Middle East could heighten uncertainty in international financial markets and the broader economy in 2026, given the region's critical role in global energy production

and key international shipping routes. The geopolitical tension may disrupt crude oil and natural gas supply, trade flows, and pricing dynamics, while also contributing to increased volatility in financial and commodity markets. In addition, prolonged instability in the region could influence the global inflation trajectory and pose risks to economic growth by increasing energy costs, disrupting supply chains, and dampening market confidence.

As at 31 December 2025, the conflict had no direct impact on the Fund's financial position, financial performance, and cashflows. However, given its potential to increase volatility in the fair value of certain tradable financial assets and financial liabilities, as well as its possible effects on broader macro-economic and market conditions, the conflict may impact the Fund's financial results in the 2026 financial year. Accordingly, the Fund will continue to closely monitor developments related to the conflict and will disclose any impact on its operations, risk profile, and financial results as they become known and can be reasonably estimated during the 2026 financial year.

International Financial Reporting Standards and Amendments Applicable

1) New International Financial Reporting Standards and Amendments Applicable from 1 January 2025

The following standards and amendments became mandatorily effective for annual reporting period beginning on 1 January 2025:

Lack of Exchangeability—Amendments to IAS 21

The IASB issued Lack of Exchangeability which amended IAS 21 The Effects of Changes in Foreign Exchange Rates in August 2023. The amendment is to assist an entity in assessing whether a currency can be exchanged for another and determining the appropriate spot exchange rate when it is not. The Amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The amendments are effective for annual periods beginning on or after 1 January 2025 and earlier application is permitted. These amendments did not have a material impact on the Fund's financial statements.

2) New International Financial Reporting Standards and Amendments Applicable from 1 January 2026 and Beyond

The following standards and amendments had been issued but are mandatorily applicable for annual reporting periods beginning on or after 1 January 2026.

i) Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

The IASB introduced targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures in May 2024, to address recent practical challenges and incorporate new requirements applicable to both financial institutions and corporate entities. These amendments:

- Clarify the recognition and derecognition dates for certain financial assets and liabilities, introducing an exception for specific financial liabilities settled via an electronic cash transfer system.
- Provide further clarification and guidance on assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.
- Introduce new disclosure requirements for financial instruments with contractual terms that may alter cash flows, such as those linked to ESG targets.

- Revise disclosure requirements for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments are effective for annual periods beginning on or after 1 January 2026 and earlier application is permitted.

Management is currently assessing the effect of the standard but does not expect any material impact on the mandatory application date.

ii) IFRS 18 Presentation and Disclosure in Financial Statements

The IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements. IFRS 18 sets out the presentation and base disclosure requirements for financial statements and introduced changes, which will mostly affect the income statement. The standard requires an entity to classify items of income and expenses into three new categories—operating, investing and financing—and present subtotals for operating profit or loss. It also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures (MPMs) and eliminates classification options for interest and dividends in the statement of cash flows. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted but disclosure is required.

Management is currently assessing the effect of the standard but do not anticipate any material impact on the mandatory application date.

iii) IFRS 19 Subsidiaries without Public Accountability: Disclosures

The IASB issued IFRS 19 in May 2024, which applies to entities without public accountability, but whose parents prepare consolidated financial statements under IFRS Accounting Standards. IFRS 19 allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted. The standard is not expected to have any significant effect on the Fund's financial statements as the Fund does not prepare consolidated financial statements.

iv) Contracts Referencing Nature-dependent Electricity—Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 relating to contracts referencing nature-dependent electricity. These amendments apply only to contracts that reference nature-dependent electricity and clarify the application of the own-use requirements, modify the designation requirements for hedged items in cash flow hedge relationships for such contracts, and introduce new disclosure requirements to help users understand the effect of these contracts on an entity's financial performance and cash flows. The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with early adoption permitted. The own-use amendments are to be applied retrospectively, while the hedge accounting amendments apply prospectively to new hedging relationships designated from the date of initial application; the IFRS 7 disclosure requirements must be applied together with the IFRS 9 amendments and, if comparative information is not restated, comparative disclosures cannot be presented.

The Fund does not expect these amendments to have any material impact on its financial statements.

NOTE D—RISK MANAGEMENT POLICIES AND PROCEDURES

In carrying out its development mandate, the Fund seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, liquidity risk, and other operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Risk Governance and Risk Appetite

The degree of risk the Fund is willing to assume to achieve its development mandate is limited by its commitment capacity. The Fund's overall risk management strategy is to minimize the exposure of its replenishment resources to the risk of over-commitment and to protect its resources from currency translation losses that could negatively affect the Fund's long-term capacity to meet its development needs.

The policies, processes and procedures which the Fund uses to manage its risk profile continually evolve in response to market, credit, product, and other developments. The highest level of risk management oversight is assured by the Board of Directors of the Bank's Group, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Fund's risk profiles and performance to ensure compliance with the underlying policies.

The guiding principles by which the Fund manages its core and non-core risks are governed by the Fund's General Authority on Asset Liability Management (the "ADF Authority") approved by the Board of Directors of the Bank's Group.

The ADF General Authority is the overarching framework through which Management has been vested with the authority to manage the Fund's liquid assets and liabilities within defined parameters.

The ADF Authority sets out the guiding principles for managing the Fund's interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ADF Authority covers the Fund's entire array of ALM activities.

Under the umbrella of the ADF Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO).

The ALCO, chaired by the Vice President for Finance, is the oversight and control organ of the Bank's Group finance and treasury risk management activities. The ALCO meets regularly to perform its oversight role. ALCO is supported by several standing working groups that report on specific issues including interest rate risk, currency risk, financial projections, and financial products and services. In June 2012, the Bank Group also created the Credit Risk Committee (CRC), to ensure effective implementation of the Fund's credit policies and oversee all credit risk issues related to loan operations.

Day-to-day operational responsibility for implementing the Fund's financial and risk management policies and guidelines are delegated to the appropriate business units. The Financial Management Department is responsible for monitoring the day-to-day compliance with those policies and guidelines.

Policy Framework

The policies, processes, and procedures by which the Fund manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Fund manages its risks are governed by the ADF Authority. The ADF Authority is the overarching framework through which Management has been vested with the authority to manage the Fund's financial assets and liabilities within defined parameters. The ADF Authority sets out the guiding principles for managing the Fund's interest rate risk, currency exchange rate risk, liquidity risk, authorized transactions, counterparty credit risk and operational risk. The ADF Authority covers the Fund's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

Under the umbrella of the ADF Authority, the President is authorized to approve and amend more detailed operational guidelines, as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), and the Operations Committee (OPSCOM).

The following sections describe in detail how the different sources of risk are managed by the Fund.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Fund arising essentially from its development lending and treasury operations.

The Fund's maximum exposure to credit risk for 31 December 2025 and 31 December 2024 is as follows.

(UA thousands)

Assets	2025	2024
Cash	485,736	961,180
Demand Obligations	1,793,795	1,881,068
Treasury Investments at amortized cost	884,101	727,000
Treasury Investments at fair value	5,304,582	4,418,690
Derivative Assets	64,160	74,307
Accrued income and charges receivable on loans	92,611	80,326
Other accounts receivable	102,395	80,014
Loans	14,966,749	14,896,480

Sovereign Credit Risk

The Fund provides concessional funding for development purposes to the least developed countries in Africa. Country eligibility is determined by assessing gross national income per capita, creditworthiness and performance. Annual Debt Sustainability Analysis is used to determine the risk of debt distress of each beneficiary country and set appropriate financing terms. The following categories of countries are eligible for ADF loans:

- **Category A:** Countries that are not deemed creditworthy for non-concessional financing and whose income levels are below the operational cut-off.
- **Category A (Gap Countries):** Countries that are not deemed creditworthy for non-concessional financing but whose income levels are above the operational cut-off. These have access to ADF funds with modified financing terms at par with those of blend countries.
- **Category B:** Countries that are deemed creditworthy for non-concessional financing but whose income levels are below the operational cut-off (blend countries). These have access to a blend of ADB and ADF resources.

Graduating countries are those that are graduating from the category of ADF borrowing countries to the category of ADB borrowing countries. The applicable graduating policies are determined for each new ADF replenishment.

Country Exposure in Borrowing Member Countries

The Fund's exposures as at 31 December 2025 and 31 December 2024 from its lending activities to borrowing member countries as well as from the private sector projects in those countries are summarized below:

Summary of Loans as at 31 December 2025

(UA thousands)

Country	Number of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Gross outstanding balance	% of total outstanding loans
Angola	14	59,728	-	-	59,728	0.38
Benin	49	484,342	26,300	33,983	424,059	2.73
Botswana	12	23,812	-	-	23,812	0.15
Burkina Faso	46	692,772	60,000	152,495	480,277	3.09
Burundi	6	19,230	-	-	19,230	0.12
Cameroon	44	633,794	2,210	87,629	543,955	3.50
Cabo Verde	29	67,099	-	-	67,099	0.43
Central African Republic	2	3,864	-	-	3,864	0.02
Chad	16	96,627	-	10,282	86,345	0.56
Comoros	3	11,769	-	50	11,719	0.08
Congo	4	51,486	-	11,169	40,317	0.26
Côte d'Ivoire	28	325,021	14,330	90,570	220,121	1.42
Democratic Republic of Congo	22	872,267	117,420	463,584	291,263	1.87
Djibouti	21	79,501	-	907	78,594	0.51
Egypt	16	73,143	-	-	73,143	0.47
Equatorial Guinea	11	13,266	-	-	13,266	0.09
Eritrea	8	62,513	-	3,486	59,027	0.38
Eswatini	8	16,814	-	-	16,814	0.11
Ethiopia	33	1,577,970	-	36,192	1,541,778	9.91
Gabon	1	693	-	-	693	0.00
Gambia	13	34,094	-	1,571	32,523	0.21
Ghana	48	923,581	-	70,090	853,491	5.49
Guinea	27	282,926	16,250	62,673	204,003	1.31
Guinea-Bissau	13	40,607	-	6,597	34,010	0.22
Kenya	74	2,071,950	55,160	277,051	1,739,739	11.19
Lesotho	42	133,681	6,130	15,945	111,606	0.72
Liberia	17	238,144	5,470	84,801	147,873	0.95
Madagascar	38	635,188	-	244,899	390,289	2.51
Malawi	34	353,440	-	22,768	330,672	2.13
Mali	52	693,981	26,000	105,479	562,502	3.62
Mauritania	25	321,703	-	245,136	76,567	0.49
Mauritius	2	702	-	-	702	0.00
Morocco	5	16,433	-	-	16,433	0.11
Mozambique	38	713,060	-	27,797	685,263	4.41
Namibia	2	7,255	-	-	7,255	0.05
Niger	39	794,490	-	326,122	468,368	3.01
Nigeria	34	798,205	-	54,994	743,211	4.78
Rwanda	36	858,586	-	222,234	636,352	4.09
São Tomé and Principe	8	16,322	-	1,324	14,998	0.10
Senegal	48	612,176	-	60,573	551,603	3.55
Seychelles	3	1,898	-	-	1,898	0.01
Sierra Leone	19	115,706	-	4,513	111,193	0.71
Somalia	16	12,372	-	896	11,476	0.07
South Sudan	1	8,516	-	-	8,516	0.05
Sudan+	12	54,321	-	-	54,321	0.35
Tanzania	66	2,322,677	-	341,632	1,981,045	12.74
Togo	10	61,433	-	19,132	42,301	0.27
Uganda	51	1,637,379	-	396,005	1,241,374	7.98
Zambia	31	434,720	-	40,578	394,142	2.53
Zimbabwe**	10	36,212	-	-	36,212	0.23
Multinational	10	143,376	104,540	30,000	8,836	0.06
Total	**1,197**	**19,540,845**	**433,810**	**3,553,157**	**15,553,874**	**100.00**

+ The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the current state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2025, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.
** Excludes fully repaid loans and canceled loans.*
*** Countries with loans in arrears as at 31 December 2025.*
Slight differences may occur in totals due to rounding.

Summary of Loans as at 31 December 2024

(UA thousands)

Country	Number of loans*	Total loans*	Unsigned loan amounts	Undisbursed balance	Gross outstanding balance	% of total outstanding loans
Algeria	-	-	-	-	-	-
Angola	14	62,700	-	-	62,700	0.41
Benin	46	448,701	-	47,137	401,564	2.61
Botswana	12	25,768	-	-	25,768	0.17
Burkina Faso	45	568,179	10,000	119,325	438,854	2.85
Burundi	6	20,092	-	-	20,092	0.13
Cameroon	41	593,188	-	83,264	509,924	3.32
Cabo Verde	29	69,797	-	-	69,797	0.45
Central African Republic	2	3,598	-	-	3,598	0.02
Chad	17	95,628	-	12,510	83,118	0.54
Comoros	3	15,145	-	4,421	10,724	0.07
Congo	4	50,011	-	12,489	37,522	0.24
Côte d'Ivoire	23	275,249	-	85,438	189,811	1.23
Democratic Republic of Congo	20	756,005	-	506,848	249,157	1.62
Djibouti	21	87,035	-	3,216	83,819	0.55
Egypt	16	78,155	-	-	78,155	0.51
Equatorial Guinea	11	14,149	-	-	14,149	0.09
Eritrea	8	65,515	-	4,501	61,014	0.40
Eswatini	8	18,139	-	-	18,139	0.12
Ethiopia	33	1,673,365	-	59,702	1,613,663	10.49
Gabon	1	736	-	-	736	0.01
Gambia	13	35,276	-	2,215	33,061	0.21
Ghana	48	972,978	-	77,471	895,507	5.82
Guinea	25	275,365	-	75,838	199,527	1.30
Guinea-Bissau	13	39,239	-	8,786	30,453	0.20
Kenya	71	2,001,033	-	270,763	1,730,270	11.25
Lesotho	42	134,419	-	21,532	112,887	0.73
Liberia	16	241,736	7,238	83,019	151,479	0.99
Madagascar	37	544,694	-	168,279	376,415	2.45
Malawi	34	367,403	-	28,120	339,283	2.21
Mali	51	625,531	-	98,367	527,164	3.43
Mauritania	23	100,639	-	29,367	71,272	0.46
Mauritius	2	848	-	-	848	0.01
Morocco	5	17,247	-	-	17,247	0.11
Mozambique	38	750,676	-	32,787	717,889	4.67
Namibia	2	7,443	-	-	7,443	0.05
Niger	37	548,647	-	220,501	328,146	2.13
Nigeria	34	840,781	-	81,016	759,765	4.94
Rwanda	35	779,384	-	137,441	641,943	4.17
São Tomé and Principe	7	15,086	-	875	14,211	0.09
Senegal	48	588,046	-	74,374	513,672	3.34
Seychelles	3	2,074	-	-	2,074	0.01
Sierra Leone	19	122,173	2,500	2,448	117,225	0.76
Somalia	16	12,551	-	896	11,655	0.08
South Sudan	1	8,943	-	-	8,943	0.06
Sudan+	12	59,239	-	-	59,239	0.39
Tanzania	65	2,417,643	-	413,159	2,004,484	13.04
Togo	11	60,881	-	22,657	38,224	0.25
Uganda	49	1,553,854	68,500	244,067	1,241,287	8.07
Zambia	31	454,823	-	48,522	406,301	2.64
Zimbabwe**	10	38,027	-	-	38,027	0.25
Multinational	17	826,293	520,880	296,200	9,213	0.06
Total	**1,175**	**19,364,127**	**609,118**	**3,377,551**	**15,377,460**	**100.00**

+ The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the current state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2024, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.
** Excludes fully repaid loans and canceled loans.*
*** Countries with loans in arrears as at 31 December 2024.*
Slight differences may occur in totals due to rounding.

Expected Credit Risk

Definition of Default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Fund that is past due for more than 180 days for sovereign counterparties.

The Fund considers default from the standpoint that the obligor is unlikely to pay and meet its credit obligations to the Fund without recourse by the Fund to actions such as realizing the obligor's assets or security.

Measurement and Recognition of Expected Credit Loss

ECLs are calculated by multiplying three main components: the probability of default (PD), loss given default (LGD) and exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. If a counterparty or exposure migrates between ratings classes, this will lead to a change in the estimate of the associated PD.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the statement of financial position date and future economic conditions under different macro-economic scenario that affect credit risk. The Fund will continue to assess and update the parameters used in the ECLs model on an ongoing basis to reflect its loss and recovery experiences and changes in the macro-economic variables.

LGD is the magnitude of the likely loss if there is a default. The Fund estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The sovereign LGDs are driven by rating class and several macro-economic factors. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

The Fund's loss given default (LGD) model for the sovereign loans portfolio is in accordance with the global best practices of the sector and the Fund's Model Risk Management (MRM) guidelines. This model allows for a lower dependence on the effective interest rate (EIR) and its high volatility. The LGD model is now based on historical losses observed on the Fund's sovereign portfolio mainly estimated on a time value money basis for all installments in arrears over the default period. Using this approach to estimate the observed losses captures the Fund's PCT status as no losses on principal and service charges have been observed in the sovereign portfolio. Adjustments, based on a scorecard comprising several macro-economic factors, are then made to the historically observed losses grouped by ratings to estimate the LGD. This model integrates an estimate of the recovery costs and a floor to capture its value.

The Fund conducts reviews of this model periodically and whenever a substantial change occurs in the economic environment in line with its model risk management framework.

EAD represents the expected exposure in the event of a default. The Fund derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

Assessment of Significant Increase in Credit Risk

When determining whether the risk of default has increased significantly since initial recognition, the Fund considers both quantitative and qualitative information and analysis based on the Fund's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Fund assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Fund considers a financial asset to have low credit risk when it has an internal or external credit rating of BB– equivalent or better.

The Fund has recently reviewed its criteria for stage classification by improving them to align with industry best practices and IFRS 9 standards. The new criteria which are driven by rating downgrade notches are more granular and sensitive.

The Fund regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria can identify significant increase in credit risk before the amount becomes past due.

Incorporation of Forward-looking Information

The Fund considers a range of three relevant forward-looking macro-economic scenarios (baseline, optimistic and pessimistic) assumptions for the determination of unbiased ECLs. All the risk parameters used to compute the ECLs are approved by the Credit Risk Committee which consists of senior executives from risk, finance and operations functions.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of Expected Credit Loss

The Fund calculates ECLs based on three probability-weighted macro-economic scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these scenarios is associated with different probability of default parameters and different weight. These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking macro-economic data.

The Fund recognizes all ECLs in the income statement in the reporting period when it is determined and as an adjustment to the loss allowance account on the statement of financial position. When the Fund has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that the criteria for recognizing the lifetime ECLs is no longer met, the Fund measures the loss allowance at an amount equal to 12-month ECLs at the current reporting period. This determination and subsequent reversal of loss allowance (i.e. write back) is based on the default on the financial instrument being cured and loss allowance being deemed appropriate for the backward transfer.

Amounts Arising from Expected Credit Losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). The exposures are classified in stages based on staging criteria discussed above.

Impairment of Financial Instruments by Stage

The tables below present a breakdown of impairment allowance based on stage allocation and asset classification as at 31 December 2025 and 31 December 2024 and a reconciliation of ECLs allowance recognized in the income statement.

TABLE 1.1 Impairment on loans at amortized costs and other financial instruments by stage

As at 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	19,542	552,298	15,285	587,125
Interest receivables	178	4,899	2,617	7,694
Undisbursed loans	493	42,817	-	43,310
Guarantees	332	-	-	332
Treasury Investments	111	-	-	111
Demand Obligations	31	-	-	31
Total impairment at 31 December 2025	**20,687**	**600,014**	**17,902**	**638,603**

As at 31 December 2024

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	18,581	446,348	16,051	480,980
Interest receivables	160	4,191	2,559	6,910
Undisbursed loans	774	67,322	-	68,096
Guarantees	112	-	-	112
Treasury Investments	58	-	-	58
Demand Obligations	122	-	-	122
Total impairment at 31 December 2024	**19,807**	**517,861**	**18,610**	**556,278**

TABLE 1.2 Reconciliation of ECLs allowance recognized in the Income Statement

ECLs on loan principal for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	18,581	446,348	16,051	480,980
(Write-back)/Provision for the year—Income Statement	961	105,949	(766)	106,145
Closing 31 December 2025	19,542	552,298	15,285	587,125
(Write-back)/Provision for the year ended 31 December 2024	**(198,730)**	**273,906**	**449**	**75,625**

ECLs on loan interest receivables for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	160	4,191	2,559	6,910
Provision for the year—Income Statement	17	707	58	783
Closing 31 December 2025	178	4,899	2,617	7,694
(Write-back)/Provision for the year ended 31 December 2024	**(1,814)**	**2,835**	**137**	**1,158**

ECLs on Undisbursed Loans for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	774	67,322	-	68,096
Write-back for the year—Income Statement	(281)	(24,505)	-	(24,786)
Closing 31 December 2025	493	42,817	-	43,310
(Write-back)/Provision for the year ended 31 December 2024	**(1,333)**	**55,421**	**-**	**54,088**

ECLs on Treasury Investments for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	58	-	-	58
Provision for the year—Income Statement	53	-	-	53
Closing 31 December 2025	111	-	-	111
Write-back for the year ended 31 December 2024	**(2)**	**-**	**-**	**(2)**

ECLs on Financial Guarantees for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	112	-	-	112
Provision for the year—Income Statement	220	-	-	220
Closing 31 December 2025	332	-	-	332
Write-back for the year ended 31 December 2024	**(686)**	**-**	**-**	**(686)**

ECLs on Demand Obligations for 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	122	-	-	122
Write-back for the year—Income Statement	(91)	-	-	(91)
Closing 31 December 2025	31	-	-	31
Provision for the year ended 31 December 2024	**66**	**-**	**-**	**66**

The table below presents an analysis of loans at amortized cost by gross exposure, impairment allowance and coverage ratio at 31 December 2025 and 31 December 2024.

TABLE 1.3 Analysis of Loans at amortized cost, impairments and ECLs Coverage ratio[1]
As at 31 December 2025
(UA thousands)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan principal	10,712.52	4,802.72	36.21	15,551.45	19.54	552.30	15.28	587.12
Interest receivables	45.11	18.40	6.07	69.58	0.18	4.90	2.62	7.70
Undisbursed loans	3,110.93	439.67	-	3,550.60	0.49	42.82	-	43.31
Total loans and interest receivables	**13,868.56**	**5,260.79**	**42.28**	**19,171.63**	**20.21**	**600.02**	**17.90**	**638.13**
Guarantees	510.50	-	-	510.50	0.33	-	-	0.33
Treasury Investments	838.37	-	-	838.37	0.11	-	-	0.11
Demand Obligations	1,779.32	-	-	1,779.32	0.03	-	-	0.03
As of 31 December 2025	**16,996.75**	**5,260.79**	**42.28**	**22,299.82**	**20.68**	**600.02**	**17.90**	**638.60**

	ECL coverage ratio			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	0.18%	11.50%	42.20%	3.78%
Interest receivables	0.40%	26.63%	43.16%	11.07%
Undisbursed loans	0.02%	9.74%	0.00%	1.22%
Total loans and interest receivables	**0.15%**	**11.41%**	**42.34%**	**3.33%**
Guarantees	0.06%	-	-	0.06%
Treasury Investments	0.01%	-	-	0.01%
Demand Obligations	0.00%	-	-	0.00%
As of 31 December 2025	**0.12%**	**11.41%**	**42.34%**	**2.86%**

1. ECL coverage ratio shows the impairment allowance (ECL) in each stage as a proportion of gross exposure in each stage.

As at 31 December 2024

(UA thousands)

	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan principal	9,812.56	5,526.87	38.03	15,377.46	18.58	446.35	16.05	480.98
Interest receivables	39.43	21.74	5.92	67.09	0.16	4.19	2.56	6.91
Undisbursed loans	2,605.61	756.65	-	3,362.26	0.77	67.32	-	68.09
Total loans and interest receivables	**12,457.60**	**6,305.26**	**43.95**	**18,806.81**	**19.51**	**517.86**	**18.61**	**555.98**
Guarantees	314.79	-	-	314.79	0.11	-	-	0.11
Treasury Investments	1,472.76	-	-	1,472.76	0.06	-	-	0.06
Demand Obligations	1,846.07	-	-	1,846.07	0.12	-	-	0.12
As of 31 December 2024	**16,091.22**	**6,305.26**	**43.95**	**22,440.43**	**19.80**	**517.86**	**18.61**	**556.27**

	ECL coverage ratio			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	0.19%	8.08%	42.20%	3.13%
Interest receivables	0.41%	19.27%	43.24%	10.30%
Undisbursed loans	0.03%	8.90%	0.00%	2.03%
Total loans and interest receivables	**0.16%**	**8.21%**	**42.34%**	**2.96%**
Guarantees	0.03%	-	-	0.03%
Treasury Investments	0.00%	-	-	0.00%
Demand Obligations	0.01%	-	-	0.01%
As of 31 December 2024	**0.12%**	**8.21%**	**42.34%**	**2.48%**

An analysis of changes in ECLs allowances carried at amortized cost is provided below.

Analysis of the Changes in ECLs Allowance Account Between 31 December 2024 and 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2025	19,807	517,862	18,610	556,278
Transfer from Stage 1 to Stage 2	(19,807)	19,807	-	-
Transfer from Stage 2 to Stage 3	-	(517,862)	517,862	-
Transfer from Stage 2 to Stage 1	517,862	(517,862)	-	-
Transfer from Stage 1 to Stage 3	(19,807)	-	19,807	-
Transfer from Stage 3 to Stage 1	18,610	-	(18,610)	-
Net movement within stages	(495,978)	1,098,068	(519,766)	82,323
Gross carrying amount as at 31 December 2025	**20,687**	**600,013**	**17,902**	**638,601**

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. The Fund's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for between 50 and 75 percent of the three years' moving average of expected disbursements. The Fund's liquidity risk arises from borrowings, other liabilities and derivatives as presented in the balance sheet.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if the need arises, the Fund divides its investment portfolio into two tranches with different liquidity objectives and benchmarks. The Fund's core liquidity portfolio, which is fair valued, is invested in highly liquid securities that can be readily liquidated if the need arises to meet the Fund's short-term liquidity needs. In addition to the trading portfolio, the Fund maintains a second tranche of liquidity under the broad category of amortized cost portfolio, which is held in a portfolio of fixed income securities intended to earn contractual cash flows.

The contractual maturities of financial liabilities and future interest payments as at 31 December 2025 and 31 December 2024 were as follows.

Contractual Maturities of Financial Liabilities and Future Interest Payments as at 31 December 2025

(UA millions)

	Carrying Amount	Principal Amount	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative Liabilities	122.34	-	(4.35)	(4.35)	(4.36)	(4.35)	(4.35)	(75.45)
Borrowings at fair value	290.59	585.25	(0.64)	(0.64)	(0.65)	(0.64)	(0.64)	(590.72)
	412.93	585.25	(4.99)	(4.99)	(5.01)	(4.99)	(4.99)	(666.17)
Financial liabilities without derivatives								
Borrowings at amortized cost	786.27	816.23	(3.04)	(5.33)	(12.33)	(12.80)	(14.67)	(742.00)
Total Financial Liabilities	**1,199.20**	**1,401.48**	**(8.03)**	**(10.32)**	**(17.34)**	**(17.80)**	**(19.66)**	**(1,408.17)**

Contractual Maturities of Financial Liabilities and Future Interest Payments as at 31 December 2024

(UA millions)

	Carrying Amount	Principal Amount	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives								
Derivative Liabilities	47.51	-	(3.74)	(3.97)	(3.97)	(3.98)	(3.97)	(72.72)
Borrowings at fair value	337.44	613.21	(0.64)	(0.67)	(0.67)	(0.67)	(0.67)	(619.62)
	384.95	613.21	(4.38)	(4.64)	(4.64)	(4.65)	(4.64)	(692.34)
Financial liabilities without derivatives								
Borrowings at amortized cost	763.23	773.79	(2.73)	(2.90)	(5.30)	(11.81)	(12.35)	(717.47)
Total Financial Liabilities	**1,148.18**	**1,387.00**	**(7.11)**	**(7.50)**	**(9.90)**	**(16.46)**	**(16.99)**	**(1,409.81)**

Market Risk

Market risk is the risk of loss or adverse financial impact on the Fund's financial instruments due to direct or indirect changes in market prices. The Fund principally faces two forms of market risk: (i) Currency exchange risk (ii) Interest rate risk.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Fund's principal currency risk management objective is to protect its long-term commitment capacity from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA).

Because a large part of the Fund's statement of financial position is funded by equity resources, which are reported in UA (equivalent to the SDR), the Fund has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Fund's policy is to minimize the potential fluctuation of the value of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (UA). In keeping with the Fund's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

Administrative expenditures are invoiced by the AfDB in UA and allocation from net income of AfDB to ADF is allocated in UA.

Currency Risk Sensitivity Analysis

As described in the previous section, the Fund manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies, namely the US Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. The SDR rate represents the sum of specific amounts of the five basket currencies valued in US Dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Fund on the other hand. In this regard, the Fund carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the US Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

The following tables illustrate the sensitivity of the Fund's net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2025 and 2024, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the US dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.[2]

2. While the policy in place is to align the Fund's net assets currency composition to the SDR basket, a temporary methodology based on aligning the Fund's Net Development Resources solely (excluding the outstanding loans) to the composition of the SDR basket is currently applied. This temporary methodology to manage the Fund's currency risk has been put in place to enable the Fund to meet disbursements objectives. The currency of the loans being mainly denominated in EUR and USD, gaps in the alignment may arise.

Sensitivity of the Fund's Net Assets to Currency Fluctuations as at 31 December 2025

(UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other currencies	Net assets	Change in net assets gain/ (loss)	Basis point change of total net assets
Net assets resulting from a 10% appreciation against the USD									
EUR	11,971.93	7,407.68	751.89	1,174.05	756.69	52.39	22,114.63	(12.44)	6bps
GBP	12,258.42	6,895.41	769.89	1,322.36	774.79	52.39	22,073.26	(53.80)	24bps
JPY	12,278.80	6,906.88	848.28	1,204.14	776.08	52.39	22,066.58	(60.49)	27bps
CNY	12,215.46	6,871.25	767.19	1,197.93	849.29	52.39	21,953.51	(173.56)	78bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	12,355.83	6,950.20	776	1,211.70	780.95	57.63	22,132.31	5.24	2bps
Net assets resulting from a 10% depreciation against the USD									
EUR	12,726.83	6,508.09	799.31	1,248.08	804.40	52.39	22,139.09	12.02	5bps
GBP	12,445.73	7,000.77	781.65	1,109.56	786.63	52.39	22,176.73	49.66	22bps
JPY	12,426.69	6,990.06	709.5	1,218.65	785.43	52.39	22,182.73	55.66	25bps
CNY	12,486.26	7,023.57	784.2	1,224.49	717.45	52.39	22,288.35	161.28	73bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	12,355.83	6,950.20	776	1,211.70	780.95	47.63	22,122.31	(4.76)	2bps
Assumptions:									
Base net assets	12,355.83	6,950.20	776	1,211.70	780.95	52.39	22,127.07	-	-
Currency weight	0.58	0.37	13.452	0.08	1.10	-	-	-	-
Base exchange rate	1.37	1.17	214.4438	1.02	9.57	-	-	-	-

Sensitivity of the Fund's Net Assets to Currency Fluctuations as at 31 December 2024

(UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other currencies	Net assets	Change in net assets gain/ (loss)	Basis point change of total net assets
Net assets resulting from a 10% appreciation against the USD									
EUR	12,576.32	6,744.11	813.51	1,091.31	788.57	41.7	22,055.52	(24.90)	11bps
GBP	12,851.38	6,265.10	831.31	1,226.69	805.81	41.7	22,022.00	(58.42)	26bps
JPY	12,866.66	6,272.55	915.53	1,116.50	806.77	41.7	22,019.71	(60.71)	27bps
CNY	12,803.49	6,241.75	828.21	1,111.02	883.09	41.7	21,909.26	(171.16)	77bps
Net assets resulting from a 10% appreciation of each African currency against the SDR	12,951.25	6,313.78	837.77	1,123.84	812.08	45.87	22,084.59	4.17	2bps
Net assets resulting from a 10% depreciation against the USD									
EUR	13,312.03	5,899.70	861.1	1,155.15	834.70	41.7	22,104.38	23.96	11bps
GBP	13,043.39	6,358.71	843.73	1,028.94	817.85	41.7	22,134.32	53.90	24bps
JPY	13,029.11	6,351.75	766.19	1,130.60	816.96	41.7	22,136.30	55.88	25bps
CNY	13,088.57	6,380.73	846.65	1,135.76	746.08	41.7	22,239.48	159.06	72bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	12,951.25	6,313.78	837.77	1,123.84	812.08	37.91	22,076.63	(3.79)	2bps
Assumptions:									
Base net assets	12,951.25	6,313.78	837.77	1,123.84	812.08	41.7	22,080.42	-	-
Currency weight	0.58	0.37	13.452	0.08	1.10	-	-	-	-
Base exchange rate	1.31	1.25	204.6254	1.04	9.53	-	-	-	-

Interest Rate Risk

The Fund's interest rate risk sensitivity is comprised of the following two elements:

- The sensitivity of the interest margin between the rate the Funds earns on its assets and the cost of the borrowings funding such assets.
- The sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Fund's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

The interest rate risk positions as at 31 December 2025 and 2024 were as follows.

Interest Rate Risk Position as at 31 December 2025

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	485,736	-	-	-	-	-		485,736
Demand Obligations	485,857	412,461	376,993	252,936	146,609	175,332	(56,393)	1,793,795
Treasury Investments	1,541,962	1,355,790	1,393,280	888,340	570,260	439,161	(110)	6,188,683
Accounts Receivable	195,006	-	-	-	-	-	-	195,006
Derivative Assets	64,160	-	-	-	-	-	-	64,160
Loans	355,509	357,837	376,135	398,019	423,526	13,642,848	-	15,553,874
Accumulated impairment for loan losses	-	-	-	-	-	-	(587,125)	(587,125)
	3,128,230	**2,126,088**	**2,146,408**	**1,539,295**	**1,140,395**	**14,257,341**	**(643,628)**	**23,694,129**
Liabilities								
Derivative Liabilities	(124,289)	-	-	-	-	-	-	(124,289)
Accounts Payable	(184,015)	-	-	-	-	-	-	(184,015)
Borrowings	-	-	-	-	-	(1,076,860)	-	(1,076,860)
	(308,304)	-	-	-	-	(1,076,860)	-	**(1,385,164)**
Interest rate risk position as at 31 December 2025	**2,819,926**	**2,126,088**	**2,146,408**	**1,539,295**	**1,140,395**	**13,180,481**	**(643,628)**	**22,308,965**

Interest Rate Risk Position as at 31 December 2024

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Non interest bearing funds	Total
Assets								
Cash	961,180	-	-	-	-	-		961,180
Demand Obligations	607,563	513,629	422,930	268,075	68,257	46,542	(45,928)	1,881,068
Treasury Investments	885,150	895,450	1,200,240	1,139,888	475,720	549,300	(58)	5,145,690
Accounts Receivable	160,340	-	-	-	-	-	-	160,340
Derivative Assets	74,307	-	-	-	-	-	-	74,307
Loans	324,885	329,176	356,434	372,072	395,173	13,599,720	-	15,377,460
Accumulated impairment for loan losses	-	-	-	-	-	-	(480,980)	(480,980)
	3,013,425	**1,738,255**	**1,979,604**	**1,780,035**	**939,150**	**14,195,562**	**(526,966)**	**23,119,065**
Liabilities								
Derivative Liabilities	(51,295)	-	-	-	-	-	-	(51,295)
Accounts Payable	(241,545)	-	-	-	-	-	-	(241,545)
Borrowings	-	-	-	-	-	(1,100,666)	-	(1,100,666)
	(292,840)	-	-	-	-	(1,100,666)	-	(1,393,506)
Interest rate risk position as at 31 December 2024	**2,720,585**	**1,738,255**	**1,979,604**	**1,780,035**	**939,150**	**13,094,898**	**(526,966)**	**21,725,559**

Interest Rate Risk on Assets Funded by Debt

By the end of 2024 and 2025 the Fund borrows from some of its shareholders through Concessional Donors Loans at fixed rates and lend to beneficiaries with highly concessional loans carrying no or low interest rate. Therefore, the Fund is not sensitive to interest rates on assets funded by debt.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Fund's assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank's equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower investment rates, which in the long term reduce the nominal earnings on the Fund's equity resources.

The Fund manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Fund's equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Fund's repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Fund's assets is funded by equity and repriced in each year. Using this benchmark, the Fund's net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR (UA) interest rates.

At the end of December 2025, the Fund's overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

NOTE E—FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The tables below set out the classification of each class of financial assets and financial liabilities, and their respective fair values as at 31 December 2025 and 31 December 2024:

Analysis of Financial Assets and Financial Liabilities by Measurement Basis

31 December 2025

(UA thousands)

	Financial assets and liabilities at FVTPL		Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
	Mandatorily at fair value	Designated at fair value			
Cash	-	-	485,736	485,736	485,736
Demand Obligations	-	-	1,793,795	1,793,795	1,793,795
Treasury Investments	5,304,582	-	884,101	6,188,683	6,188,807
Derivative Assets	64,160	-	-	64,160	64,160
Accounts Receivable	-	-	195,006	195,006	195,006
Loans disbursed and outstanding	-	-	14,966,749	14,966,749	14,966,749
Total Financial Assets	**5,368,742**	**-**	**18,325,387**	**23,694,129**	**23,694,253**
Accounts Payable	-	-	(184,015)	(184,015)	(184,015)
Derivative Liabilities	(124,289)	-	-	(124,289)	(124,289)
Borrowings	-	(290,590)	(786,270)	(1,076,860)	(817,393)
Grants payable	-	-	(3,038,603)	(3,038,603)	(3,038,603)
Total Financial Liabilities	**(124,289)**	**(290,590)**	**(4,008,888)**	**(4,423,767)**	**(4,164,300)**

31 December 2024

(UA thousands)

	Financial assets and liabilities at FVTPL				
	Mandatorily at fair value	Designated at fair value	Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
Cash	-	-	961,180	961,180	961,180
Demand Obligations	-	-	1,881,068	1,881,068	1,881,068
Treasury Investments	4,418,690	-	727,000	5,145,690	5,145,762
Derivative Assets	74,307	-	-	74,307	74,307
Accounts Receivable	-	-	160,340	160,340	160,340
Loans disbursed and outstanding	-	-	14,896,480	14,896,480	14,896,480
Total Financial Assets	**4,492,997**	**-**	**18,626,068**	**23,119,065**	**23,119,137**
Accounts Payable	-	-	(241,545)	(241,545)	(241,545)
Derivative Liabilities	(51,295)	-	-	(51,295)	(51,295)
Borrowings	-	(337,439)	(763,227)	(1,100,666)	(874,997)
Grants payable	-	-	(3,414,485)	(3,414,485)	(3,414,485)
Total Financial Liabilities	**(51,295)**	**(337,439)**	**(4,419,257)**	**(4,807,991)**	**(4,582,322)**

NOTE F—CASH

The Fund’s cash and bank details are as follows.

(UA millions)

	2025	2024
Balances with central banks	378.70	877.07
Balances with commercial banks	107.01	84.11
Other cash balances	0.02	-
Total	**485.73**	**961.18**

NOTE G—DEMAND OBLIGATIONS

Demand obligations represent subscription payments made by State participants, in accordance with Article 9 of the Agreement. These obligations take the form of non-negotiable, non-interest-bearing notes payable at their par value on demand. The Board of Governors has agreed that the encashment of these notes will be governed by the Fund’s disbursement requirements.

The credit rating associated with these financial instruments is investment grade.

The Demand obligations are financial assets carried at amortized cost. As at 31 December 2025, demand obligations totaled UA 1,794 million compared with UA 1,881 million as at 31 December 2024, representing a decrease of UA 87 million. This decrease is due to net encashments of notes during the year.

(UA thousands)

	2025	2024
Demand Obligations	1,793,826	1,881,190
Allowance for expected credit losses—Stage 1	(31)	(122)
Total	**1,793,795**	**1,881,068**

NOTE H—TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Fund invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Fund may only invest in obligations with counterparties having a minimum credit rating of AA– or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Fund may only invest in selected securities and if principal and interest are fully guaranteed by a government having a rating above the criteria. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Fund may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Fund has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 31 December 2025, the Fund had paid collateral with fair value of UA 116.50 million (December 2024: UA 56.06 million) in connection with swap agreements. This amount was in the form of cash and has been recorded on the balance sheet with a corresponding receivable included in “Other accounts receivable.”

The composition of treasury investments as at 31 December 2025 and 31 December 2024 was as follows.

(UA thousands)

	2025	2024
Treasury Investments at amortized cost	884,212	727,058
Provision for impairment	(111)	(58)
	884,101	727,000
Treasury Investments Mandatorily measured at FVTPL	5,304,582	4,418,690
Total treasury investments	**6,188,683**	**5,145,690**

Treasury Investments at Amortized Cost

A summary of the Fund's treasury investments at amortized cost at 31 December 2025 and 31 December 2024 was as follows.

(UA millions)

	Chinese Yuan		US Dollar		Euro		Other currencies		All currencies	
	2025	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**
Government and agency obligations	398.97	378.52	-	-	-	-	474.39	337.11	873.36	715.63
Corporate bonds	-	-	-	-	-	-	-	-	-	-
Financial institutions	-	-	-	-	-		-	-	-	-
Supranational	-	-	10.85	11.43	-	-	-	-	10.85	11.43
Total	**398.97**	**378.52**	**10.85**	**11.43**	**-**	**-**	**474.39**	**337.11**	**884.21**	**727.06**

The nominal value of treasury investments at amortized cost as of 31 December 2025 is UA 884.21 million (31 December 2024: UA 727.06 million). The average yield of treasury investments at amortized cost for the year ended 31 December 2025 was 1.80 percent (31 December 2024: 2.42 percent).

The contractual maturity structure of treasury investments at amortized cost as at 31 December 2025 and 31 December 2024 was as follows.

(UA millions)

	2025	**2024**
One year or less	102.69	59.00
More than one year but less than two years	196.63	62.72
More than two years but less than three years	85.55	42.74
More than three years but less than four years	88.66	31.21
More than four years but less than five years	84.98	50.49
More than five years	325.70	480.90
Total	**884.21**	**727.06**

Treasury Investments mandatorily measured at FVTPL

A summary of the Fund's treasury investments at FVTPL at 31 December 2025 and 31 December 2024 were as follows.

(UA millions)

	Chinese Yuan		US Dollar		Euro		Other currencies		All currencies	
	2025	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**
Time deposits	306.74	-	114.23	30.46	247.59	243.20	97.09	119.03	765.65	392.69
Asset-backed securities	-	-	-	0.01	-	-	-	-	-	0.01
Government and agency obligations	51.76	-	1,338.93	1,217.87	1,126.28	761.93	91.55	36.14	2,608.52	2,015.94
Corporate bonds	-	-	31.65	32.94	-	-	-	-	31.65	32.94
Financial institutions	-	-	91.57	248.78	120.16	235.65	24.65	-	236.38	484.43
Supranational	-	-	890.06	950.34	624.75	448.65	147.57	93.69	1,662.38	1,492.68
Total	**358.50**	**-**	**2,466.44**	**2,480.40**	**2,118.78**	**1,689.43**	**360.86**	**248.86**	**5,304.58**	**4,418.69**

The nominal value of treasury investments mandatorily measured at FVTPL as of 31 December 2025 was UA 5,307.61 million (31 December 2024: UA 4,441.49 million). The average yield of treasury investments mandatorily measured at FVTPL for the period 31 December 2025 was 2.95 percent (31 December 2024: 4.45 percent).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as of 31 December 2025 and 31 December 2024 were as follows.

(UA millions)

	2025	2024
One year or less	1,439.27	826.15
More than one year but less than two years	1,159.16	832.73
More than two years but less than three years	1,307.73	1,157.50
More than three years but less than four years	799.68	1,108.68
More than four years but less than five years	485.28	425.23
More than five years	113.46	68.40
Total	**5,304.58**	**4,418.69**

NOTE I—DERIVATIVE ASSETS AND LIABILITIES

The fair value of derivative financial assets and financial liabilities as at 31 December 2025 and 31 December 2024 were as follows.

(UA millions)

	2025		2024	
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:				
Cross-currency swaps	-	124.29	-	51.30
	-	**124.29**	**-**	**51.30**
Investments-related:				
Interest rate swaps	64.16	-	74.31	-
	64.16	-	74.31	-
Total	**64.16**	**124.29**	**74.31**	**51.30**

The notional amounts of derivative financial assets and liabilities as at 31 December 2025 and 31 December 2024 were follows:

(UA millions)

	2025	2024
Borrowings-related:		
Cross-currency swaps	(181.82)	(99.27)
	(181.82)	**(99.27)**
Investments-related:		
Interest rate swaps	-	-
	-	-
Total	**(181.82)**	**(99.27)**

NOTE J—LOANS AND GUARANTEES

Loans

The Fund provides concessional funding for development purposes to the least developed countries in Africa. Country eligibility is determined by assessing gross national income per capita, creditworthiness and performance. Annual Debt Sustainability Analysis is used to determine the risk of debt distress of each beneficiary country and set appropriate financing terms. The following categories of countries are eligible for ADF loans:

- **Category A:** Countries that are not deemed creditworthy for non-concessional financing and whose income levels are below the operational cut-off.
- **Category A (Gap Countries):** Countries that are not deemed creditworthy for non-concessional financing but whose income levels are above the operational cut-off. These have access to ADF funds with modified financing terms at par with those of blend countries.
- **Category B:** Countries that are deemed creditworthy for non-concessional financing but whose income levels are below the operational cut-off (blend countries). These have access to a blend of AfDB and ADF resources.

Graduating countries are those that are graduating from the category of ADF borrowing countries to the category of AfDB borrowing countries. The applicable graduating policies are determined for each new ADF replenishment.

At 31 December 2025 and 31 December 2024, outstanding loans were as follows.

(UA thousands)

	2025	2024
Outstanding balance of loans—Gross	15,553,874	15,377,460
Provision for impairment	(587,125)	(480,980)
Total	**14,966,749**	**14,896,480**

Maturity and Currency Composition of Outstanding Loans

The maturity distribution of outstanding loans (on gross basis) as at 31 December 2025 and 31 December 2024 was as follows.

(UA millions)

	2025		2024	
	Amount	%	Amount	%
One year or less	355.51	2.29	324.89	2.11
More than one year but less than two years	357.84	2.30	329.18	2.14
More than two years but less than three years	376.13	2.42	356.43	2.32
More than three years but less than four years	398.02	2.56	372.07	2.42
More than four years but less than five years	423.53	2.72	395.17	2.57
More than five years	13,642.85	87.71	13,599.72	88.44
Total	**15,553.87**	**100**	**15,377.46**	**100**

The currency composition of outstanding loans (on gross basis) as at 31 December 2025 and 31 December 2024 was as follows.

(UA millions)

	2025		2024	
Currency	**Amount**	**%**	**Amount**	**%**
Canadian Dollar	3.68	0.02	3.97	0.03
Danish Kroner	3.96	0.03	3.99	0.03
Euro	4,873.79	31.33	4,347.73	28.27
Chinese Yuan	19.23	0.12	20.09	0.13
Japanese Yen	364.28	2.34	392.76	2.55
Norwegian Krone	4.53	0.03	4.57	0.03
Pound Sterling	597.12	3.84	592.53	3.85
Swedish Krona	4.52	0.03	4.29	0.03
Swiss Franc	29.16	0.19	29.11	0.19
United States Dollar	9,653.52	62.07	9,978.31	64.89
Others	0.09	-	0.1	-
Total	**15,553.87**	**100**	**15,377.46**	**100**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements.

General conditions for ADF loans are the following:

ADF Lending Terms

Category	Subgroups	Maturity (years)	Grace period (years)	First period (years)	Amortization rate	Second period (years)	Amortization rate	Service charge (%)	Commitment fee (%)	Interest rate	Concessionality
ADF-only	50-year loan: 50/10	50	10	40	2.5%	–	–	1.00	0.75	0.0%	62%
	Regular: 38/10	38	10	10	2.5%	18	4.17%	1.00	0.75	0.0%	58%
	Advance: 38/5	38	5	–	3.03%	–	–	1.00	0.75	0.0%	49%
Blend, gap and graduating	Blend/gap/graduating: 30/5	30	5	20	3.3%	5	6.8%	1.00	0.75	1.0%	35%

Reconciliation of ECLs on Loan Principal

The movements in the accumulated provision for impairment on outstanding loan principal for the year ended 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Loans

(UA thousands)

	2025	2024
Balance as at 1 January	480,980	405,355
Provision on impairment on loan principal for the year (net)	106,145	75,625
Net balance	**587,125**	**480,980**

Reconciliation of ECLs on Undisbursed loans

The movements in the accumulated provision for impairment on undisbursed loans for the year ended 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Undisbursed Loans

(UA thousands)

	2025	2024
Balance as at 1 January	68,096	14,008
(Write-back)/Provision on impairment on undisbursed loans for the year (net)	(24,786)	54,088
Net balance	**43,310**	**68,096**

ECLs on Stage 3 Loan Principal

At 31 December 2025, outstanding loans with an aggregate principal balance of UA 36.21 million (31 December 2024: UA 38.03 million), of which UA 21.98 million (31 December 2024: UA 21.02 million) was overdue and credit impaired.

The gross amounts of loans that were impaired and their cumulative impairment at 31 December 2025 and 31 December 2024 were as follows.

Summary of ECL on Impaired Loans

(UA thousands)

	2025	2024
Outstanding balance on impaired loans	36,210	38,030
Provision for impairment (Stage 3 only)	(15,285)	(16,051)
Net balance on impaired loans	**20,925**	**21,979**

Accounts Receivable

Accrued income and Charges Receivable on Loans including Other Accounts Receivable

The accrued income and charges receivable on loans as at 31 December 2025 and 31 December 2024 were as follows.

Summary of Accounts Receivable

(UA thousands)

	2025	2024
Accrued income and charges receivable on loans	46,860	44,816
Provision for impairment	(7,694)	(6,910)
	39,166	37,906
Accrued income on treasury investments	53,445	42,420
Sub-total	**92,611**	**80,326**
Other accounts receivable :		
Accrued and other similar receivables	21,657	21,326
Other receivables	80,738	58,688
Sub-total	**102,395**	**80,014**
Total Accounts Receivable	**195,006**	**160,340**

Guarantees

The Fund may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2025, outstanding irrevocable reimbursement guarantees issued by the Fund to commercial banks on undisbursed loans amounted to UA 0.29 million (31 December 2024: UA 1.08 million).

The Fund also provides innovative financial instruments in the form of "Partial Risk Guarantees" (PRGs) and, "Partial Credit Guarantees" (PCGs) for the purpose of better leveraging resources by sharing or mitigating risk and crowding-in other sources of financing.

ADF guarantees allow borrowers and project companies to get access to new sources of financing and to improve financing terms and conditions.

Partial Risk Guarantee

The Fund's Partial Risk Guarantee (PRG) program provides guarantees to cover private sector projects against a government or government-owned entity's failure to meet its specified contractual obligations to the project. The PRGs cover projects against well-defined political risks related to the failure of a government or government related entity to honor certain specified commitments such as political force majeure, currency inconvertibility and non-transferability, confiscation, expropriation, nationalization and deprivation, regulatory risks and various forms of breach of contract including non-honoring of financial obligations.

Under the PRGs framework, the Fund executes the payment obligations if the government (or its entity whose obligations are covered) defaults and the guarantee is called. Any amount paid by the Fund under the guarantee is immediately (or as otherwise decided by the Fund) due from the host government under the counter-indemnity agreement signed between the Fund and the host government.

PRGs provided by the Fund outstanding at 31 December 2025 amounted to UA 81.60 million (31 December 2024: UA 98.24 million).

Partial Credit Guarantee

The Partial Credit Guarantee (PCG) is another credit enhancement instrument provided by the Fund. Like the PRG, it is a risk mitigation instrument designed to better leverage resources by crowding-in private capital.

Serving as a partial guarantee towards debt service obligations, the PCGs help to (i) extend debt maturities; (ii) improve access to capital markets for public sector investment projects, especially in infrastructure; (iii) reduce effective borrowing costs; (iv) support mobilization of long-term resources from international and domestic capital markets; and (v) support sovereign mobilization of commercial financing for policy or sectoral reforms.

The Partial Credit Guarantees (PCGs) cover debt service on scheduled payments of commercial debt against all risks or specific events of defaults by borrowers from both public and private sectors. PCGs support private sector entities, government and State-Owned Enterprises (SOEs) in mobilizing debt from commercial lenders/investors to finance their activities and projects.

PCGs provided by the Fund outstanding at 31 December 2025 amounted to UA 499.19 million (31 December 2024 UA 568.32 million).

The accumulated ECL calculated on the finance guarantees issued by the Fund as at 31 December 2025 was UA 0.33 million (31 December 2024: UA 0.11 million).

NOTE K—GRANT PAYABLES

The Fund is authorized to provide development financing in the form of grants. Prior to the ninth replenishment of the resources of the Fund, grant funds were granted for technical assistance activities only. With effect from the ninth replenishment, grants may be used for technical assistance as well as project financing.

Grants are recorded as expenses in the income statement based on their approval date, provided they are unconditional grants. Other grants are recognized at the date when conditions have been met.

As at 31 December 2025, the cumulative amount of conditional grants approved but not yet expensed, since all conditions have not been met by the beneficiaries, was UA 2,105.32 million (31 December 2024 : UA 1,923.43 million).

The amounts due for grants as at 31 December 2025 and 31 December 2024 were follows:

(UA millions)

	2025	2024
Grants payable to Transition Support Facility (TSF) and to Private Sector Credit Enhancement Facility (PSF)	2,294	2,558
Grants payable to Budget Support initiatives and other beneficiaries	745	856
Total	**3,039**	**3,414**

Summary of the changes in Grant Payables during the years ended 31 December 2025 and 31 December 2024 were as follows.

31 December 2025

(UA millions)

	PSF and TSF	Budget support initiatives and others	Projects grants	Total
Grants payable as at 1st of January	2,559	856	-	3,415
New grants extended during the year, net of cancellations, recorded as expenses during the year (Note P)	-	27	200	227
Grants paid during the year net of refunds	(265)	(138)	(200)	(603)
Grants payable as at 31 December 2025	2,294	745	-	3,039

31 December 2024

(UA millions)

	PSF and TSF	Budget support initiatives and others	Projects grants	Total
Grants payable as at 1st of January	2,759	732	-	3,491
New grants allocated during the year, net of cancellations, recorded as expenses during the year (Note P)	-	236	213	449
Grants paid during the year net of refunds	(201)	(112)	(213)	(526)
Grants payable as at 31 December 2024	2,558	856	-	3,414

Private Sector Credit Enhancement Facility

The Private Sector Credit Enhancement Facility (the Facility or PSF) was established with the approval of the Board of Governors of the Consultative Meeting on the thirteenth replenishment (ADF-13 Report) on 31 January 2014. The PSF provides credit enhancement guarantees to eligible private sector loans in ADF

eligible countries. This is geared towards catalyzing additional private investment in these countries. The PSF is operationally and financially autonomous from the Fund and its establishing framework explicitly precludes it from having recourse to the Fund for any losses that it may incur.

As at 31 December 2025, the total available resources to the PSF were UA 515 million. This is made up of a UA 165 million grant allocated by the Fund in 2014 for the establishment of the PSF to encourage increased development financing in the ADF countries, an additional contribution of UA 200 million, approved in 2017, under the fourteenth replenishment (ADF-14) and UA 100 million approved in 2020 under the fifteenth replenishment (ADF-15). An additional allocation of UA 50 million has been approved under the sixteenth replenishment cycle (2023–2025) The facility had a signed credit enhancement of UA 539.41 million as at 31 December 2025.

Transition States Facility (TSF)

In March 2008, the Board of Directors approved the establishment of the Transition Support Facility (TSF) to take over the activities of the Post Conflict Countries' Fund (PCCF). The PCCF was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community to reactivate development assistance and help these countries reach the HIPC decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the AfDB's net income, and contributions from the ADF and other private donors.

Transition States Facility Framework provided a broader and integrated framework for assistance to eligible states. The purposes of the TSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries.

Under Article 8 of the Agreement, the Fund is empowered to receive other resources including grants from State Participants, non-participating countries and any public or private body or bodies.

Resources of the trust funds are kept separate from those of the ADF.

NOTE L—BORROWINGS

As at 31 December 2025 and 31 December 2024, the Fund's borrowings consist exclusively of Concessional Donor Loans (CDLs).

According to the first-time adoption of IFRS rules, only CDLs issued after the transition date have been recognized at fair value upon issuance. CDLs issued prior to the transition date are reported at nominal value.

The Fund has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies to recover the currency converted.

The borrowings that are related to these cross-currency swaps are reported at Fair Value Through Profit and Loss.

A summary of the Bank's borrowings portfolio at 31 December 2025 and 31 December 2024 was as follows.

(UA thousands)

	2025	2024
Borrowings at fair value	290,590	337,439
Borrowings at amortized cost	786,270	763,227
Total	**1,076,860**	**1,100,666**

Borrowings and swaps characteristics

All CDLs issued by the Fund are fixed-rate borrowings.

Cross-currency swap agreements have been contracted related to JPY CDLs issued by the Fund in 2021 and 2024 respectively against EUR. These CDLs are carried at fair value on option. The CDLs and related derivatives are fixed-rate instruments.

Borrowings and Related Derivatives Instruments at 31 December 2025

(UA thousands)

	Direct borrowings				Cross-currency swap agreements	
Currency	**Carried at fair value**	**Carried at amortized cost**	**Contractual interest (weighted average)**	**Effective interest rate (weighted average)**	**Notional amount receivable/ payable**	**Average cost**
EUR		330,322	0.04%	0.04%	(767,071)	
USD		78,702	0.57%	3.85%		
JPY	585,254	343,845	0.20%	0.97%	585,253	0.55%
CNY		63,364	1.66%	1.66%		
Principal at face value	**585,254**	**816,233**			**(181,818)**	
Non amortized adjustment to fair value at inception*	(118,977)	(29,963)				
Adjustment to fair value	(175,686)				59,481	
Total carrying value	**290,591**	**786,270**			**(122,337)**	

**As described in note C, Concessional Donor Loans issued after the transition date are initially recognized at fair value and subsequently carried at amortized cost or fair value on option. The nominal value is adjusted accordingly.*

Borrowings and Related Derivatives Instruments at 31 December 2024

(UA thousands)

	Direct borrowings				Cross-currency swap agreements	
Currency	**Carried at fair value**	**Carried at amortized cost**	**Contractual interest (weighted average)**	**Effective interest rate (weighted average)**	**Notional amount receivable/ payable**	**Average cost**
EUR		306,817	0,04%	0,04%	(712,488)	
USD		42,955	0,64%	2,70%		
JPY	613,214	360,272	0,20%	0,97%	613,214	0,55%
CNY		63,743	1,66%	1,66%		
Principal at face value	**613,214**	**773,787**			**(99,274)**	
Non amortized adjustment to fair value at inception*	(124,661)	(10,560)				
Adjustment to fair value	(151,114)				51,759	
Total carrying value	**337,439**	**763,227**			**(47,515)**	

**As described in note C, Concessional Donor Loans issued after the transition date are initially recognized at fair value and subsequently carried at amortized cost or fair value on option. The nominal value is adjusted accordingly.*

Borrowings Carried at Fair Value

CDLs borrowings with a maturity of 40 years and a grace period of 10 years are carried at fair value.

The first amortization of the nominal amount is expected no sooner than February 2031. The maturity of these borrowings exceeds 5 years as at 31 December 2025 and 31 December 2024.

The fair value of borrowings carried at fair value through profit or loss at 31 December 2025 was UA 290.6 million (December 2024: UA 337.4 million). For these borrowings, the amount the Fund will be contractually required to pay at maturity at 31 December 2025 was UA 585.3 million (December 2024: 613.2 million).

As per Note Q, there was a net gain of UA 37.4 million on borrowings at fair value and related derivatives for the year ended 31 December 2025 (2024: a loss of UA 7.48 million). The fair value movement attributable to changes in the Fund's credit risk included in the other comprehensive income for the year ended 31 December 2025 was a loss of UA 10.4 million (2024: a gain of UA 5.2 million).

For borrowings designated at fair value through profit or loss at 31 December 2025, the cumulative unrealized fair value gains to date were UA 294.7 million (December 2024: UA 275.8 million).

Borrowings Carried at Amortized Cost

The contractual maturity structure of outstanding borrowings at amortized cost as at 31 December 2025 and 31 December 2024 were as follows.

(UA thousands)

	2025	2024
One year or less	182.40	-
More than one year but less than two years	2,476.90	191.50
More than two years but less than three years	9,514.10	2,507.80
More than three years but less than four years	9,884.70	9,117.20
More than four years but less than five years	10,975.15	9,506.40
More than five years	783,199.17	752,463.80
Total	**816,232.42**	**773,786.70**

This maturity structure is built using the nominal amount and the contractual amortization schedule of the borrowings.

NOTE M—ACCOUNTS PAYABLE

Accounts payable for the year ended 31 December 2025 and 31 December 2024 consists of:

(UA thousands)

	2025	2024
Accrued interest on borrowings	6,858	3,343
Funds received on behalf of Climate Action Window Initiative	90,155	86,899
Expected loss allowance on undisbursed loans and guarantees	43,641	68,208
Other accounts payable	43,361	83,095
Total	**184,015**	**241,545**

NOTE N—EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries, net of Subscriptions Reserve and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Fund is not exposed to any externally imposed capital requirements.

Subscriptions

Subscriptions to the Fund are made up of the subscription to the initial capital, voluntary capital increases, and regular replenishments made so far.

The Fund's capital as at 31 December 2025 and 31 December 2024 were as follows.

(UA thousands)

	2025	2024
Capital	**39,172,711**	**37,964,994**
Amount subscribed including contributions through accelerated encashment of subscriptions	37,979,395	37,958,268
Installments not yet payable	(1,024,560)	(2,054,350)
Installments due	(7,018)	(7,018)
Contributions paid on Multilateral Debt Relief Initiative	2,224,894	2,068,094
Subscription reserve	**(2,911,397)**	**(2,678,249)**
Discounts for early payment	(129,555)	(110,958)
Discount related to subscriptions paid in demand obligations	(129,023)	(87,169)
Grant compensations recognized as revenue	(2,258,196)	(2,099,765)
Grant component of concessional donor loans (deferred revenue)	(394,624)	(380,356)
Cumulative exchange adjustment on subscriptions	**(415,840)**	**(394,165)**
Total capital	**35,845,474**	**34,892,580**

Statement of Subscriptions, Contributions and Voting Power are disclosed in note V hereafter.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the second general replenishment, subscriptions were denominated in UA and were subject to Article 13 of the Agreement, which provided that, whenever the par value in the IMF of the currency of a State Participant is reduced in terms of the UA or its foreign exchange value has, in the opinion of the Fund, depreciated to a significant extent within that participant's territory, that participant shall pay to the Fund within a reasonable time an amount of its currency required to maintain the value, as of the time of subscription, of the amount of such currency paid into the Fund by that participant and which has not been disbursed or exchanged for another currency.

Conversely, if the currency of a State Participant has increased in par value or appreciated in its foreign exchange value within that participant's territory, the Fund shall return to that participant an amount of such currency equal to the increase in the value of the Fund's holding of that currency which was received by it in payment of subscriptions, to the extent that these amounts have not been disbursed or exchanged for another currency.

In accordance with Board of Governors' successive resolutions governing the second through to the sixteenth general replenishment of the Fund, which stipulated that Article 13 shall not apply to these general replenishments, subscribers to these replenishments fixed the amount of their subscriptions payable in

national currencies in terms of agreed parities ruling at the date these replenishments came into force. Gains or losses arising on translating these subscriptions, when received, into UA are applied against subscriptions, with the offsetting debits or credits recorded as Cumulative Exchange Adjustment on Subscriptions (CEAS).

At 31 December 2025 and 31 December 2024, the Cumulative Exchange Adjustment on Subscriptions were as follows.

(UA thousands)

	2025	2024
Balance at 1 January	(394,165)	(394,971)
Net conversion (losses)/gains on new subscriptions	(21,675)	806
Balance	**(415,840)**	**(394,165)**

Reserves

Reserves include Retained Earnings and the total Comprehensive Income for the year. Reserves also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

At 31 December 2025, 2024 and 2023, the retained earnings were as follows.

(UA thousands)

Balance at 31 December 2023 as issued under Special Purposes	**(719,170)**
Transition adjustments resulting from IFRS adoption (refer to Note B)	(15,857,118)
Balance at January 1, 2024	**(16,576,288)**
Net income for the year	(145,426)
Other comprehensive Income for the year	5,267
Balance at 31 December 2024	**(16,716,447)**
Net income for the year	1,175
Other comprehensive Income for the year	(10,433)
Balance at 31 December 2025	**(16,725,704)**

NOTE O—INCOME FROM LOANS AND TREASURY INVESTMENTS AND RELATED DERIVATIVES

Income from Loans

Income from loans for the year ended 31 December 2025 and 31 December 2024 was as follows.

(UA thousands)

	2025	2024
Service charges on loans	124,713	122,191
Commitment charges on loans	23,805	18,825
Total income from loans	**148,518**	**141,016**

Income from Treasury Investments and related derivatives

Income from treasury investments and related derivatives for the year ended 31 December 2025 and 31 December 2024 was as follows.

(UA thousands)

	2025	2024
Interest income	197,027	178,953
Interest income and gains on early settlements related to demand obligations	33,007	37,897
Fair value changes on trading portfolio and derivatives	34,694	55,668
Total income from treasury investments and derivatives	**264,728**	**272,518**

NOTE P—GRANT ACTIVITY

Grant expenses constitute the amount of grants extended during the period.

For the year ended 31 December 2025, grant expenses decreased by 49.61 percent in 2025 to UA 226.54 million compared to UA 449.53 million disbursed in 2024. This is attributable to lower project grants expense in 2025 compared to 2024.

Conversely, **Grants received** remained stable at UA 229.12 million in 2025, compared to UA 229.17 million received in 2024, as presented in the table below:

(UA thousands)

	2025	2024
MDRI contributions received from Donors	156,800	137,431
Contributions received from ADB	66,250	60,000
Received subscriptions without voting right	-	14,820
Grant compensation received	1,633	16,854
Grant elements of CDLs	4,435	63
Total grants received	**229,118**	**229,168**

These amounts represent the compensation received from member states and donors to the Fund, specifically as grants.

State participants also provide grants in the form of concessional loans. The grant component of concessional loans issued after the transition date is reported under Deferred revenue and amortized over time.

The movement in Deferred revenue during the years 2025 and 2024 is as follows.

(UA thousands)

	2025	2024
Deferred revenue as at 1 January	134,940	-
Grant component of CDLs issued during the period	20,087	135,003
Amortization in grant element in Net income during the period (income)	(4,435)	(63)
Deferred revenue as at 31 December	**150,592**	**134,940**

NOTE Q—BORROWING EXPENSES

Interest on Borrowings

Interest on borrowings for the year ended 31 December 2025 and 31 December 2024 was as follows.

(UA thousands)

	2025	2024
Interest on concessional borrowings	(7,677.82)	(3,165.13)
Total	**(7,677.82)**	**(3,165.13)**

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the year ended 31 December 2025 and 31 December 2024 was as follows.

(UA thousands)

	2025	2024
Interest on derivatives payable	(4,934.62)	(2,295.59)
Interest on derivatives receivable	675.29	(122.47)
Total	**(4,259.33)**	**(2,418.06)**

Gains on Borrowings and Related Derivatives

Gains on borrowings, related derivatives and others for year ended 31 December 2025 and 31 December 2024 was as follows.

(UA thousands)

	2025	2024
Gains/(Losses) on borrowings, related derivatives and others	37,406.57	(7,477.17)
Total	**37,406.57**	**(7,477.17)**

The gains on borrowings, related derivatives and others include the income statement effects of the fair valuation, consisting of unrealized gain of UA 37.41 million (December 2024: unrealized loss of UA 7.48 million).

Cumulative valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2025 was UA 0.05 million (December 2024: a loss UA 0.07 million).

NOTE R—ADMINISTRATIVE EXPENSES

Pursuant to Article 31 of the Agreement, the Fund reimburses the ADB for the estimated fair value of its use of the latter's offices, staff, organization, services and facilities. The amount of such administrative expenses reimbursed is based on a predetermined cost-sharing formula, which is driven primarily by allocation of costs on the basis of staff time spent on work program deliverables. The administrative expenses incurred by the Fund for the year ended 31 December 2025 amounted to UA 249.61 million, a decrease of UA 6.54 million from the UA 256.15 million expenses reported for 2024. The decrease is attributable to the lower cost-sharing ratio for 2025, charged at 50.33 percent compared to 51.28 percent in December 2024.

NOTE S—RELATED PARTIES

The following related parties have been identified:

The oversight of the general operations of the Fund is conducted by a 14-member Board of Directors, of which 7 members are selected by the African Development Bank (AfDB). The Bank exercises 50 percent of the ADF's voting power and the President of the Bank is the ex-officio President of the Fund. In accordance with the Agreement, the Fund utilizes the offices, staff, organization, services and facilities of the AfDB (the Bank) to carry out its functions, for which it reimburses the Bank as disclosed in Note R. In this regard, the Bank administers the resources of the Fund. The Fund also administers trust funds entrusted to it by any one of its State Participants.

The Fund borrows funds from some of its shareholders with the aim of expanding to the capital markets in the territories of some of its shareholders. All the powers of the Fund are vested in the Board of Governors, which consists of the Governors appointed by each member country and the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note V.

The ADF was established pursuant to an agreement between the Bank and certain countries.

In addition, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Income from grant contributions in the Fund's financial statements.

NOTE T—SEGMENT REPORTING

The Fund is a multilateral development finance institution dedicated to the economic and social progress of its regional member states.

The Fund provides concessional funding for development purposes to the least developed countries in Africa. Country eligibility is determined by assessing gross national income per capita, creditworthiness and performance.

The Fund's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers depending on their category. Based on the evaluation of the Fund's operations, management has determined that the Fund has only one reportable segment since the Fund does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. The products and services from which the Fund derives its revenue are mainly loans and treasury investments.

The Fund's development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2025 and 31 December 2024 is detailed as follows.

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multi-national	Total
2025							
Income from loans	9,784	60,760	695	15,573	48,472	13,234	148,518
2024							
Income from loans	7,889	59,930	737	15,629	43,133	13,698	141,016

For the year ended 31 December 2025, revenues earned from transactions with a single borrower country of the Fund, and exceeding 10 percent of the Fund's total revenue amounted to UA 15.17 million, (2024: UA 15.00 million).

NOTE U—EXCHANGE RATE

The rates used for translating currencies into Units of Account at 31 December 2025, 31 December 2024, and 31 December 2023 were as follows.

		2025	2024	2023
1 UA = 1 SDR =	Algerian Dinar	177.44400	175.81400	180.10000
	Angolan Kwanza	1,249.38000	1,189.36656	1,111.97610
	Australian Dollar	2.04792	2.08362	1.97888
	Botswana Pula	17.90200	17.96330	17.99030
	Brazilian Real	7.53472	8.03426	6.52426
	Canadian Dollar	1.87704	1.87535	1.77933
	Chinese Yuan Renminbi	9.57607	9.51910	9.58727
	CFA Franc	764.53800	823.10800	798.64700
	Danish Kroner	8.70769	9.35962	9.07779
	Egyptian Pound	65.28570	66.29754	41.44419
	Ethiopian Birr	213.44500	163.95530	74.70270
	Euro	1.16553	1.25482	1.21753
	Gambian Dalasi	99.55000	91.13000	84.69963
	Ghanaian Cedi	14.31130	19.17071	15.93904
	Guinean Franc	11,943.00000	11,217.77000	11,420.37700
	Indian Rupee	123.14500	110.94400	111.49100
	Japanese Yen	214.05300	204.29300	190.45400
	Kenyan Shilling	176.67900	168.61449	209.92010
	Korean Won	1,965.10000	1,891.39000	1,749.80000
	Kuwaiti Dinar	0.41825	0.40161	0.41163
	Libyan Dinar	7.41666	6.41097	6.40688
	Mauritian Rupee	63.63590	61.52980	59.30040
	Moroccan Dirham	12.50120	13.18658	13.27301
	New Zambian Kwacha	30.31570	36.36006	34.49474
	New Zealand Dollar	2.37821	2.30984	2.13282
	Nigerian Naira	1,966.30000	2,002.20770	1,206.71560
	Norwegian Krone	13.80330	14.81560	13.72210
	Pound Sterling	1.01780	1.03952	1.05381
	Sao Tomé Dobra	28.56380	30.59300	29.58510
	Saudi Arabian Riyal	5.13563	4.89390	5.02074
	South African Rand	22.73100	23.97700	24.71770
	Swedish Krona	12.60130	14.41040	13.46050
	Swiss Franc	1.08540	1.16929	1.14526
	Tanzanian Shilling	3,353.10000	3,124.60390	3,292.57540
	Tunisian Dinar	3.94471	4.15300	4.11316
	Turkish Lira	58.69560	46.09660	39.61710
	Ugandan Shilling	4,959.13000	4,786.50922	5,074.47769
	United States Dollar	1.36950	1.30413	1.34167
	Vietnamese Dong	34,403.20000	31,736.00355	32,474.45152

No representation is made that any currency held by the Fund can be or could be converted into any other currency at the cross-rates resulting from the currencies indicated above.

NOTE V—STATEMENT OF SUBSCRIPTIONS, CONTRIBUTIONS AND VOTING POWER AS AT 31 DECEMBER 2025

(UA thousands)

		Subscriptions							Payment positions			MDRI	Voting power	
	State participants/ Donors	Initial & Special Increase	ADF-1 to ADF-14 install-ments	ADF-15 install-ment	ADF-16 install-ment	Grants compen-sation	Grant element of conces-sional loans	Total subscrip-tions	Total install-ments paid	Install-ments due	Install-ments not yet payable	Payments received	Number of votes	%
1	ADB	5,987	105,754	-	-	-	-	111,741	111,741	-	-	-	1,000.000	50.000
2	Algeria*	-	-	-	7,292	-	-	7,292	2,631	-	4,661	-	0.000	0.000
3	Angola	9,691	5,204	5,280	-	-	-	20,175	18,415	-	1,760	-	0.476	0.024
4	Argentina	1,842	16,789	-	-	-	-	18,631	1,842	7,018	9,771	-	0.048	0.002
5	Austria	13,816	564,285	91,868	97,762	7,196	-	774,928	774,928	-	(1)	38,747	21.052	1.053
6	Belgium	2,763	588,921	60,834	63,361	6,991	-	722,870	720,915	-	1,955	47,253	20.053	1.003
7	Brazil	2,763	140,866	-	7,003	289	-	150,921	150,921	-	-	-	3.905	0.195
8	Canada	20,724	1,951,132	187,138	202,873	15,336	-	2,377,203	2,377,202	-	0	146,847	66.254	3.313
9	China	13,816	592,495	76,358	85,605	282	40,491	809,047	768,556	-	-	52,119	22.478	1.124
10	Denmark	6,447	722,660	73,417	80,774	6,144	-	889,441	832,651	-	56,790	35,489	22.472	1.124
11	Egypt*	-	4,056	1,443	1,458	-	-	6,957	6,957	-	(0)	-	0.000	0.000
12	Finland	1,842	609,445	53,082	57,127	7,574	42,486	771,557	648,464	-	80,607	48,949	19.310	0.966
13	France	8,809	2,925,443	368,243	417,429	36,479	64,096	3,820,499	3,701,794	-	54,609	300,236	105.748	5.287
14	Germany	13,816	3,083,771	444,506	488,959	33,662	-	4,064,715	4,064,715	-	(0)	215,697	110.913	5.546
15	India	5,526	96,990	10,661	14,612	702	6,642	135,134	128,492	-	-	5,678	3.643	0.182
16	Ireland	52,370	-	-	27,902	-	-	80,273	80,273	-	-	-	2.089	0.104
17	Italy	9,211	1,878,143	222,090	238,272	17,681	-	2,365,398	2,114,868	-	250,530	130,530	57.142	2.857
18	Japan	13,816	2,986,066	251,852	234,040	27,712	276,245	3,789,731	3,513,485	-	-	218,047	103.694	5.185
19	Korea	9,211	319,830	69,230	76,153	3,096	-	477,520	477,520	-	-	20,754	12.892	0.645
20	Kuwait	4,974	183,172	9,309	10,240	670	-	208,364	208,364	-	-	14,084	5.723	0.286
21	Luxembourg	14,514	8,356	9,231	9,326	-	-	41,426	41,426	-	-	-	1.093	0.055
22	Morocco*	-	-	-	3,646	-	-	3,646	3,646	-	-	-	0.000	0.000
23	Netherlands	5,526	1,252,820	164,364	180,804	17,333	-	1,620,847	1,420,541	-	200,307	107,690	39.416	1.971
24	Norway	6,908	1,324,562	171,628	179,512	15,399	-	1,698,009	1,698,007	-	(0)	115,520	47.100	2.355
25	Portugal	7,368	182,377	8,413	9,255	2,597	-	210,011	210,010	-	-	19,558	5.940	0.297
26	Saudi Arabia	8,290	289,676	-	21,877	81	-	319,924	319,924	-	0	5,682	8.546	0.427
27	South Africa*	1,794	53,497	8,741	14,820	625	-	79,476	79,476	-	-	9,562	0.000	0.000
28	Spain	2,763	614,548	40,887	38,035	9,916	-	706,149	699,771	-	6,378	78,252	20.123	1.006
29	Sweden	8,289	1,484,787	179,519	-	8,180	-	1,680,776	1,680,776	-	(0)	128,443	46.810	2.341
30	Switzerland	5,701	1,046,245	138,439	147,474	10,047	-	1,347,906	1,347,904	-	-	185,272	38.982	1.949
31	Turkey	40,693	713	721	729	-	-	42,857	42,857	-	(0)	-	1.109	0.055
32	United Arab Emirates	4,145	4,145	-	-	-	-	8,290	8,290	-	-	-	0.214	0.011
33	United Kingdom	7,873	3,041,263	575,112	403,951	40,438	-	4,068,637	4,068,637	-	0	244,745	112.581	5.629
34	United States of America	20,724	3,331,166	360,450	399,709	34,557	-	4,146,606	3,790,502	-	356,104	47,944	100.192	5.010
	Supplementary/ Voluntary contributions	-	176,804	57,441	157,240	10,954	-	402,439	831,315	-	1,087	7,793	0.000	0.000
	Total	**332,012**	**29,585,982**	**3,640,256**	**3,677,241**	**313,943**	**429,960**	**37,979,394**	**36,947,817**	**7,018**	**1,024,557**	**2,224,894**	**2,000.000**	**100.000**
	Supplementary information:													
	Supplementary contributions through accelerated encashment to reduce the gap	-	65,321	-	-	-	-	65,321	60,001	-	5,320	6,366	-	

**Donors to the Fund.*

Statement of Subscriptions, Contributions and Voting Power as at 31 December 2024

(UA thousands)

	Subscriptions							Payment positions			MDRI	Voting power	
State participants/ Donors	Initial & Special Increase	ADF-1 to ADF-14 install-ments	ADF-15 install-ment	ADF-16 install-ment	Grants compen-sation	Grant element of conces-sional loans	Total subscrip-tions	Total install-ments paid	Install-ments due	Install-ments not yet payable	Payments received	Number of votes	%
1 ADB	5,987	105,754	-	-	-	-	111,741	111,741	-	-	-	1,000.000	50.000
2 Algeria*	-	-	-	7,292	-	-	7,292	1,406	-	5,886	-	0.000	0.000
3 Angola	9,691	5,204	5,280	-	-	-	20,175	18,415	-	1,760	-	0.492	0.025
4 Argentina	1,842	16,789	-	-	-	-	18,631	1,842	7,018	9,771	-	0.049	0.002
5 Austria	13,816	564,285	91,868	97,762	7,196	-	774,928	740,843	-	34,085	35,591	20.754	1.038
6 Belgium	2,763	588,921	60,834	63,361	6,991	-	722,870	693,508	-	29,363	46,462	19.779	0.989
7 Brazil	2,763	140,866	-	7,003	289	-	150,921	150,921	-	-	-	4.034	0.202
8 Canada	20,724	1,951,132	187,138	202,873	15,336	-	2,377,203	2,306,563	-	70,640	134,883	65.598	3.280
9 China	13,816	592,495	76,358	85,605	282	40,491	809,047	768,556	-	-	47,754	22.681	1.134
10 Denmark	6,447	722,660	73,417	80,774	6,144	-	889,441	809,641	-	79,800	32,597	22.524	1.126
11 Egypt*	-	4,056	1,443	1,458	-	-	6,957	6,471	-	486	-	0.000	0.000
12 Finland	1,842	609,445	53,082	57,127	7,574	42,486	771,557	625,431	-	103,640	44,961	19.416	0.971
13 France	8,809	2,925,443	368,243	417,429	36,479	64,096	3,820,499	3,610,391	-	146,012	275,777	106.152	5.308
14 Germany	13,816	3,083,771	444,506	488,959	33,662	-	4,064,715	3,895,951	-	168,764	198,124	109.604	5.480
15 India	5,526	96,990	10,661	14,612	702	6,642	135,134	123,479	-	5,013	5,216	3.618	0.181
16 Ireland	52,370	-	-	27,902	-	-	80,273	80,273	-	-	-	2.146	0.107
17 Italy	9,211	1,878,143	222,090	238,272	17,681	-	2,365,398	2,032,676	-	332,722	119,896	56.553	2.828
18 Japan	13,816	2,986,066	251,852	234,040	27,712	276,245	3,789,731	3,431,070	-	82,415	200,283	104.449	5.222
19 Korea	9,211	319,830	69,230	76,153	3,096	-	477,520	451,576	-	25,944	19,063	12.580	0.629
20 Kuwait	4,974	183,172	9,309	-	341	-	197,796	197,796	-	-	14,084	5.630	0.281
21 Luxembourg	14,514	8,356	9,231	9,326	-	-	41,426	41,426	-	-	-	1.107	0.055
22 Morocco*	-	-	-	3,646	-	-	3,646	3,646	-	-	-	0.000	0.000
23 Netherlands	5,526	1,252,820	164,364	180,804	17,333	-	1,620,847	1,375,550	-	245,297	98,917	39.156	1.958
24 Norway	6,908	1,324,562	171,628	179,512	15,399	-	1,698,009	1,635,134	-	62,872	106,109	46.706	2.335
25 Portugal	7,368	182,377	8,413	-	1,294	-	199,452	199,452	-	-	18,445	5.824	0.291
26 Saudi Arabia	8,290	289,676	-	21,877	81	-	319,924	319,924	-	-	5,682	8.829	0.441
27 South Africa*	1,794	53,497	8,741	14,820	625	-	79,476	79,476	-	-	9,562	0.000	0.000
28 Spain	2,763	614,548	40,887	38,035	9,916	-	706,149	693,394	-	12,756	74,555	20.520	1.026
29 Sweden	8,289	1,484,787	179,519	-	8,180	-	1,680,776	1,680,776	-	-	117,648	48.072	2.404
30 Switzerland	5,701	1,046,245	138,439	147,474	10,047	-	1,347,906	1,297,156	-	50,749	185,272	38.904	1.945
31 Turkey	40,693	713	721	729	-	-	42,857	42,613	-	243	-	1.139	0.057
32 United Arab Emirates	4,145	4,145	-	-	-	-	8,290	8,290	-	-	-	0.222	0.011
33 United Kingdom	7,873	3,041,263	575,112	403,951	40,438	-	4,068,637	3,882,992	-	185,645	224,805	109.953	5.498
34 United States of America	20,724	3,331,166	360,450	399,709	34,557	-	4,146,606	3,790,502	-	356,104	47,944	103.509	5.175
Supplementary/ Voluntary contributions	-	176,804	57,441	157,240	10,954	-	402,439	728,316	-	44,383	4,464	0.000	0.000
Total	**332,012**	**29,585,982**	**3,640,256**	**3,657,747**	**312,310**	**429,960**	**37,958,267**	**35,837,197**	**7,018**	**2,054,349**	**2,068,094**	**2,000.000**	**100.000**
Supplementary information:													
Supplementary contributions through accelerated encashment to reduce the gap	-	65,321	-	-	-	-	65,321	60,001	-	5,320	6,366	-	

**Donors to the Fund.*
Slight differences may occur due to rounding.

NOTE W—APPROVAL OF FINANCIAL STATEMENTS

On April 07, 2026, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2026.

Deloitte & Associés
6 place de la Pyramide
92908 Paris-La Défense Cedex
France
Téléphone : + 33 (0) 1 40 88 28 00
www.deloitte.fr

Adresse postale :
TSA 20303
92030 La Défense Cedex

AFRICAN DEVELOPMENT FUND
Avenue Joseph Anoma
01 BP 1387 Abidjan 01
Côte d'Ivoire

Independent Auditor's Report on the Financial Statements
Year ended 31 December 2025

To the Board of Governors of the African Development Fund

Opinion

We have audited the accompanying financial statements of the African Development Fund which comprise the balance sheet as at December 31, 2025 and the income statement, the statement of other comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to W.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Fund as at December 31, 2025 and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

Audit Framework

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our report.

Independence

We are independent of the Fund in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

We inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Deloitte.

First time adoption of International Financial Reporting Standards (IFRS)

Risk identified	Until 31 December 2024, the African Development Fund prepared its financial statements in accordance with special purpose accounting principles. Management decided to transition to International Financial Reporting Standards ("IFRS") with effect from 1 January 2025 and adopt IFRS as the Fund's financial reporting framework. Accordingly, the Fund has applied IFRS for the preparation of its financial statements for the year beginning 1 January 2025, as well as for presenting the relevant comparative period. In compliance with the requirements of IFRS 1, "First-time Adoption of IFRS", the Fund's opening IFRS balance sheet was prepared as at 1 January 2024 after incorporating required adjustments to reflect the transition to IFRS. In this respect, the Fund performed an exercise to identify differences between the special purpose accounting principles and IFRS and assessed the resulting impacts of the IFRS transition adjustments. Management's considerations and impact of adoption and application of IFRS are set out in note B to the Fund's financial statements. We considered this as a key audit matter since the first time adoption of IFRS has significant impact on the Fund's financial statements from the recognition, measurement and disclosure perspective as well as the risk of material misstatement in the adoption and application of the IFRS on the Fund's financial statements given the judgements and estimates required of management in this regard.
Our response	With the support of our IFRS accounting specialists: • We reviewed the accounting memoranda prepared by the Fund's management setting out their assessments of the likely significant changes in the Fund's accounting policies occasioned by the adoption and application of IFRS for each of the main affected financial statement line items; • We assessed the appropriateness of the IFRS accounting policies adopted, evaluated the GAAP differences identified and ensured completeness in management's analysis. Our audit procedures also included the following : • assessing the reasonableness of the methodologies used by management in determining the impact on changes in accounting policies in compliance with IFRS; • testing management quantification of the relevant adjustments arising from the adoption of IFRS for the opening balance sheet and comparative information, including agreeing, on a sample basis, information used in computing the relevant adjustments to the underlying accounting records for accuracy and completeness. We also considered the enhanced disclosure requirements of IFRS in the Fund's financial statements, and tested these to ensure compliance.

Impairment based on expected credit losses for loans classified in stages 1 and 2

Risk identified	In addition to the impairment methodology for incurred credit loss (stage 3), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows: • stage 1 representing an expected loss within 1 year from initial recognition of the financial asset; • stage 2, which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition. The estimate of expected credit losses requires the exercise of judgment, to determine in particular: • the rating procedures for loans covered by this impairment model; • the rules for mapping loans to their appropriate staging; • criteria for the determination of increase in credit risk; • key parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD); • the methodology for taking into account macroeconomic projections for both increase in credit risk and measurement of expected losses. These parameters are integrated into the model used by the Fund to determine the amount of expected credit losses. In addition, these parameters are more sensitive in the current macro-economic and geopolitical environment context characterized by higher uncertainties and volatility that is likely to affect the reimbursement ability of some borrowers, with contrasting outcomes. The accounting principles applied and the impact of those IFRS 9 impairment rules are detailed in notes C, D and J. Thus, the net impairment charge on outstanding loans (including interest receivables and undisbursed loans) classified in stages 1 and 2 amounted to UA 82,848 thousand for the year ended December 31, 2025 (out of a total amount of impairment charge on all loans of UA 82,142 thousand for the year ended December 31, 2025 due to the impairment write-back impact in stage 3). Consequently, as at December 31, 2025, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 620,227 thousand for a total impairment amount of UA 638,129 thousand. Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates, we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended December 31, 2025, more particularly in the context of 2025, which is marked by significant uncertainty linked to the prevailing macroeconomic and geopolitical environment and the absence of a comparable historical situation.

Our response	We have assessed the adequacy of the level of stages 1 & 2 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the current economic environment.
	With the assistance of our experts, our work consisted mainly of:
	• analyzing the compliance of calculation and calibration methods with the IFRS 9 standards, in particular on:
	  - the loans rating process, the significant increase in credit risk criteria and the rules for mapping loans to their appropriate staging;
	  - calculation of expected losses (review of the models, calibration of PDs and LGDs, review of forward-looking assumptions parameters with regard to the evolution of the macroeconomic context, etc.);
	• carrying out independent calculations with our own tools.
	Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at December 31, 2025 and the review of the relevant explanatory information provided in the notes to the financial statements.

Other information

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Deloitte.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Fund's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Fund or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Fund's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;
- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

Deloitte.

- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Fund's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Fund to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;
- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris—La Défense, April 23rd, 2026

The independent auditor
Deloitte & Associés

Jean-Vincent COUSTEL

ADF administrative budget for financial year 2026

(UA thousands)

Management Fees*	245,250
Direct Expenses	1,830
Total	**247,080**

** The amount represents the African Development Fund's share of the fair value of the Bank's expenses in respect of officers, staff, organization, services, and facilities based on a formula approved by the Fund's Board.*

NIGERIA TRUST FUND

FINANCIAL MANAGEMENT

NTF Resources

The Nigeria Trust Fund (NTF) is a special fund administered by the Bank. The Fund's resources primarily consist of subscriptions by the Federal Republic of Nigeria. The NTF was established in 1976, for an initial period of thirty (30) years, when an agreement establishing the NTF was executed between the Bank and the Federal Republic of Nigeria, with a provision for extension by mutual agreement. Following a positive evaluation of its performance during the initial thirty (30) years of operation, the Agreement has been extended several times, most recently for fifteen years effective from 27 May 2025.

Loan Products

NTF provides financing to the least developed and low-income regional member countries in the form of loans at concessionary rates to enhance economic development and social progress in Africa. The NTF has previously provided concessional financing exclusively to public sector operations. However, following the expansion of the Fund's mandate in 2008, private sector operations, including microfinance, are also eligible for the Fund's financial support. Additionally, the recent extension of the Agreement in May 2025 includes amendments to the Agreement to, among other things, upscale the Fund's impact by introducing new financial instruments, enhancing its operational efficiency through changes in the governance structure and simplifying access to its resources, etc.

Investments

The cash and treasury investments of the NTF, all denominated in US dollars, increased by UA 0.23 million (0.19 percent) to UA 121.21 million from UA 120.98 million as at 31 December 2024.

Income from treasury investments decreased by UA 0.42 million to UA 5.18 million from UA 5.60 million in December 2024. This represents a return of 4.75 percent, on an average liquidity level of UA 109.11 million, compared with a return of 5.67 percent on an average liquidity of UA 98.73 million in 2024. The treasury investment portfolio outperformed its benchmark over the year.

Loan Portfolio

Cumulative loans signed, net of cancellations as at 31 December 2025 amounted to UA 351.85 million. As at 31 December 2025 there were 33 active loans with an outstanding amount of UA 88.22 million and 59 fully repaid loans amounting to UA 194.68 million. Figure 1.9 below presents the evolution of loans approved, loans disbursed, and the undisbursed balances from 2021 to 2025.

Disbursements

Disbursements in 2025 stood at UA 4.43 million, an increase from UA 3.61 million disbursed in 2024. As at 31 December 2025, cumulative disbursements amounted to UA 336.89 million (2024: UA 332.46 million). A total of 82 loans amounting to UA 305.94 million were fully disbursed as at 31 December 2025, representing 90.81 percent of cumulative disbursements on that date. Figure 1.10 shows the evolution of loan disbursements and repayments over the past five years.

Repayments

Principal loan repayments amounted to UA 6.94 million in 2025 compared with UA 6.98 million in 2024, representing a decrease of 0.57 percent over the previous year. Cumulative repayments as of December 2025 stood at UA 231.99 million.

FIGURE 1.9 Lending Status, 2021–2025

(UA millions)


50
40
30
20
10
0
Loans Approved
Disbursements
Undisbursed Balances
2021
2022
2023
2024
2025

FIGURE 1.10 Loan Disbursements and Repayments, 2021–2025

(UA millions)


15
10
5
0
Loan Charges Paid
Principal Loan Repayments
Disbursements
2021
2022
2023
2024
2025

Risk Management Policies and Processes

NTF, like the Bank, seeks to reduce its exposure to risks that are not essential to its core business of providing development-related assistance. These include liquidity, currency and interest rate risks. The Fund follows stringent risk management procedures in managing these risks. Note D to the Financial Statements of the Fund provides details of the risk management policies and practices employed by NTF.

FINANCIAL RESULTS

For the year ended 31 December 2025 the Fund reported a net income before distributions approved by the Board of Governors of UA 5.87 million, an increase of UA 0.23 million (4.08 percent) compared with UA 5.64 million reported for December 2024. The increase in net income before distributions approved by the Board was primarily attributable to the decrease in provisions for ECL on loan principal and charges due to improvement in credit quality of loans , resulting in some loans migrating from stage 2 to stage 1.

Total income for the year ended 31 December 2025 decreased by UA 0.42 million (6.34 percent) to UA 6.20 million, compared with UA 6.62 million reported for 31 December 2024. The reasons for the decrease in Total Income are summarized below:

Loan income remained stable at UA 1.02 million for the year ended 31 December 2025 compared to UA 1.02 million for the year ended 31 December 2024. However, treasury Investment income for the year 2025 decreased to UA 5.18 million, a decrease of UA 0.42 million (7.50 percent) over the UA 5.60 million reported in 2024. This decrease is attributable to the fact that fair value losses of UA 0.12 million in 2025 compared with gains of UA 0.96 million in 2024, more than offset the higher interest income of UA 5.29 million in 2025, compared to UA 4.64 million in 2024, enabled by a 12.73 percent increase in treasury investments portfolio.

Expenses for the year ended 31 December 2025 increased by UA 0.21 million (25.61 percent) to UA 1.03 million compared with UA 0.82 million for 31 December 2024. This increase arose mainly from the higher share of Bank Group administrative expenses of 0.20 percent allocated to the NTF in 2025 compared with 0.16 percent allocated in 2024. The NTF share of the Bank Group administrative expenses with the Bank and ADF is based on a predetermined cost-sharing formula which is driven primarily by the allocation of staff time spent on the respective work program deliverables. In accordance with the Agreement establishing the Fund, the NTF's share of Bank Group administrative expenses is capped at 20 percent of the Fund's total annual Income.

FIGURE 1.11 Operating Results, 2021–2025

(UA millions)


6
4
2
0
-2
Investment Income
Income before Distribution
Loan Income
Administrative Expenses
Expected Credit Losses (ECL)
2021
2022
2023
2024
2025

Impairment on principal and charges for the year ended 31 December 2025 decreased by UA 0.86 million (537.50 percent) to a net write-back of UA 0.70 million compared with a net loan loss provision of UA 0.16 million for 31 December 2024. The decrease resulted from the improvement in credit quality of loans in both stage 1 and 2, resulting in loans migrating from stage 2 to stage 1.

Reserves totaled UA 69.26 million as at 31 December 2025, a decrease of UA 4.58 million (6.20 percent) compared with UA 73.84 million as at 31 December 2024. The reserves decreased mainly due to the lower net income and higher currency translation losses reported during the year.

Retained earnings as at 31 December 2025 increased by UA 5.31 million (3.30 percent) to UA 166.46 million from UA 161.15 million as at 31 December 2024, reflecting the net income earned during the year.

The cumulative currency translation adjustment (CCTA) increased to a loss of UA 97.20 million as at 31 December 2025, an increase of UA 9.89 million (11.32 percent) from a loss of UA 87.31 million in 2024.

Nigeria Trust Fund

Financial Statements
For the year ended 31 December 2025

BALANCE SHEET AS AT 31 DECEMBER 2025

(UA thousands—Note B)

ASSETS	2025	2024
DUE FROM BANKS	5,423	18,259
TREASURY INVESTMENTS (NOTE F)	115,793	102,715
ACCOUNTS RECEIVABLE		
Accrued income and receivables on loans (net)	248	236
Accrued income on treasury investments	589	513
Other receivables	1,222	1,140
	2,059	1,889
LOANS (Notes D & G)		
Disbursed and outstanding (net)	85,431	91,697
TOTAL ASSETS	**208,706**	**214,560**

LIABILITIES & EQUITY	2025	2024
ACCOUNTS PAYABLE	10,857	12,129
EQUITY (Note H)		
Capital	128,586	128,586
Reserves		
Retained earnings	166,464	161,158
Cumulative currency translation adjustment (Note B)	(97,201)	(87,313)
Total Reserves	69,263	73,845
Total Equity	197,849	202,431
TOTAL LIABILITIES & EQUITY	**208,706**	**214,560**

The accompanying notes to the financial statements form part of this statement.

INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2025

(UA thousands—Note B)

	2025	2024
INCOME (Note I)		
Income and charges on loans	1,024	1,022
Income from treasury investments	5,175	5,601
Total income	**6,199**	**6,623**
EXPENSES		
Administrative expenses (Note J)	(1,015)	(818)
Financial charges	(15)	(15)
Gains on exchange	-	10
Total expenses	**(1,030)**	**(823)**
Write-backs/(provisions) for ECLs on loan principal and charges (Notes B, D & G)	701	(160)
Total expenses and provision for impairment	**(329)**	**(983)**
Net Income before distributions approved by the Board of Governors	**5,870**	**5,640**
Distributions of income approved by the Board of Governors (Note H)	(564)	(496)
NET INCOME FOR THE YEAR	**5,306**	**5,144**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2025

(UA thousands—Note B)

	2025	2024
NET INCOME FOR THE YEAR	5,306	5,144
Other comprehensive income		
Currency translation (losses)/gains	(9,888)	5,733
Total other comprehensive income	(9,888)	5,733
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**(4,582)**	**10,877**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2025

(UA thousands—Note B)

	Capital	Retained earnings	Cumulative currency translation adjustment	Total equity
BALANCE AT 1 JANUARY 2024	**128,586**	**156,014**	**(93,046)**	**191,554**
Net income for the year	-	5,144	-	5,144
Currency translation gains	-	-	5,733	5,733
BALANCE AT 31 DECEMBER 2024	**128,586**	**161,158**	**(87,313)**	**202,431**
BALANCE AT 31 DECEMBER 2024 AND 1 JANUARY 2025	**128,586**	**161,158**	**(87,313)**	**202,431**
Net income for the year	-	5,306	-	5,306
Currency translation losses	-	-	(9,888)	(9,888)
BALANCE AS AT 31 DECEMBER 2025	**128,586**	**166,464**	**(97,201)**	**197,849**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2025

(UA thousands—Note B)

	2025	2024
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net income	5,306	5,144
Adjustments to reconcile net income to net cash provided by operating activities:		
(Write-backs)/provisions for ECLs on loan principal and charges	(701)	160
Unrealized losses on investments	149	293
Changes in accrued income and receivables on loans	(4)	40
Changes in net current assets/payables	(2,146)	10,844
Net cash generated from operating activities	**2,604**	**16,481**
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on loans	(4,428)	(3,612)
Repayment of loans	6,944	6,978
Treasury Investments maturing after 3 months of acquisition:		
At fair value through profit or loss	(19,812)	(13,416)
Net cash utilized in investing, lending and development activities	**(17,296)**	**(10,050)**
Net (decrease)/increase in cash and cash equivalents	(14,692)	6,431
Effect of exchange rate changes on cash and cash equivalents	(4,728)	2,992
Cash and cash equivalents at the beginning of the year	43,693	34,270
Cash and cash equivalents at the end of the year	**24,273**	**43,693**
COMPOSED OF:		
Treasury Investments maturing within 3 months of acquisition	18,850	25,434
Cash—Due from Banks	5,423	18,259
Cash and cash equivalents at the end of the year	**24,273**	**43,693**
SUPPLEMENTARY DISCLOSURE		
1. Operational cash flows from interest:		
Interest received	1,190	1,063
2. Movement resulting from exchange rate fluctuations on loans	(4,451)	2,681

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2025

NOTE A—NATURE OF OPERATIONS

The Nigeria Trust Fund (NTF or the Fund) was established as a Special Fund, under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank (ADB or the Bank) and the Federal Republic of Nigeria, for an initial period of thirty (30) years, from the effectiveness date, subject to extension by mutual agreement. The ADB, headquartered in Abidjan, Côte d'Ivoire, manages the resources of the Fund on behalf of the Government of Nigeria. The purpose of the Fund is to assist in the development efforts of the less advantaged ADB Regional Member Countries. Following the initial expiry of the agreement on 26 April 2006, and the successful completion of independent reviews of its performance, the Agreement has been extended several times, most recently for fifteen years effective from 27 May 2025 including amendments to the Agreement to, among other things, strengthen the Fund's impact by introducing new financial instruments, enhancing its operational efficiency through changes in the governance structure and simplifying access to its resources, etc.

NOTE B—SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The financial statements of the Fund are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention except for certain financial assets that are carried at fair value.

The material accounting policy information is summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such an instrument is outstanding and held by the Fund. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest income is earned from loans and treasury investments and is presented separately on the income statement.

Commitment fees are accrued for unutilized or undisbursed loan facilities and recognized in the income statement.

Realized and unrealized fair value gains and losses are generated from treasury investments measured at fair value through profit or loss. They are recorded as part of income from treasury investments in the income statement.

Functional and Presentation Currencies

The Fund conducts its operations in United States Dollars (USD) and has determined that its functional currency is the USD. In accordance with Article VII, section 7.3, of the Agreement establishing the Fund, the financial statements are presented in Units of Account (UA).

The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

As at 31 December 2025, 1 UA was equivalent to 1.369500 USD (31 December 2024: 1.304130 USD).

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated from USD to UA at rates prevailing at the balance sheet date.

When transactions in currencies are converted to UA, all associated translation gains or losses are included in the determination of net income.

At each reporting period, foreign currency denominated balances and transactions are translated into the presentation currency. In such cases, the associated translation differences are presented in the other comprehensive income and accumulated in reserves under the cumulative currency translation adjustment (CCTA). Changes in CCTA are reported in the statement of changes in equity. Capital replenishments are recorded in UA at the exchange rates prevailing at the time of receipt.

Financial Instruments

Initial Recognition and Measurement

Financial assets and financial liabilities are recognized when the Fund assumes related contractual rights or obligations.

All financial assets and financial liabilities are initially recognized at fair value plus for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue. The best evidence of fair value of a financial instrument at initial recognition is normally the transaction price: that is, the fair value of the consideration given or received.

Subsequent Measurement

1) Financial Assets

In accordance with IFRS 9, the Fund subsequently classifies its financial assets into the following measurement categories: financial assets at amortized cost and financial assets at FVTPL. These classifications are determined based on both the Fund's business model and the solely payment of principal and interest criterion. In accordance with the Fund's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. Management determines the classification of its financial assets at initial recognition.

i) Financial Assets at Amortized Cost

A financial asset is subsequently classified as "amortized cost" only if the asset meets the objective of the Fund's business model to hold the asset to collect the contractual cash flows, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in financial assets are considered in determining whether the cash flows of the financial assets are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

If either of the two above criteria of "business model" and "solely payment of principal and interest" is not met, the financial asset is subsequently classified at FVTPL.

Financial assets at amortized cost include amounts due from banks, treasury investments, loans and accounts receivable. Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments. They are initially measured at fair value and subsequently classified as measured at amortized cost using the effective interest method.

Loan origination fees are deferred and recognized over the life of the related loan as an adjustment of yield. Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant.

Cash and cash equivalents include amounts due from banks, demand deposits and other short-term, highly liquid investments that are readily convertible to a known amount of cash. These are subject to an insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

ii) Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria (as described above) are subsequently classified as measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes. Gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Fund commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at FVTPL are initially recognized at fair value plus transaction costs.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or when the Fund has transferred substantially all risks and rewards of ownership. On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of the consideration received (including any new asset obtained less any new liability assumed) is recognized in the income statement.

Impairment of Financial Assets

The Fund applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: debt instruments measured at amortized cost, loan commitments, financial guarantee contracts and treasury investments held at amortized cost.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

Stage 1: 12-month ECLs

The Fund assesses ECLs on exposures where there has not been a significant increase in credit risk since initial recognition and that were not credit impaired upon origination. For these exposures, the Fund recognizes as a provision on the portion of the lifetime ECLs associated with the probability of default events occurring within the next 12 months. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount.

Stage 2: Lifetime ECLs—not credit impaired

The Fund assesses ECLs on exposures where there has been a significant increase in credit risk since initial recognition but are not credit impaired. The Fund recognizes, as a provision, the lifetime ECLs (reflecting the remaining lifetime of the financial asset). Interest revenue is calculated by applying the effective interest rate to the gross carrying amount.

Stage 3: Lifetime ECLs—credit impaired

The Fund identifies ECLs on exposures that are assessed as credit-impaired based on whether one or more events that have had a detrimental impact on the estimated future cash flows of that asset have occurred. For exposures that have become credit-impaired, a lifetime ECL is recognized as a specific provision, and interest revenue is calculated by applying the effective interest rate to the amortized cost (net of provision) rather than to the gross carrying amount.

Determining the Stage for Impairment

At each reporting date, the Fund assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Fund considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose.

A loan exposure will migrate through the ECL stages as asset quality deteriorates or improves. If, in a subsequent period, asset quality improves and reverses any previously assessed significant increase in credit risk since its origination, then the provision reverts from lifetime ECLs to 12-month ECLs. Exposures that have not deteriorated significantly since origination, or where the deterioration remains within the Fund's investment grade criteria, or which are less than 30 days past due, are considered to have a low credit risk.

The provision for these exposures is based on a 12-month ECLs. When an asset is uncollectible, it is written off against the related provision. Such assets are written off after all the necessary procedures are completed and the amount of the loss determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

The Fund assesses whether the credit risk on an exposure has increased significantly on an individual or collective basis. For the purposes of a collective evaluation of impairment, financial instruments are grouped based on shared credit risk characteristics, considering instrument type, credit risk ratings, date of initial recognition, remaining term to maturity, industry, the geographical location of the borrower and other relevant factors.

Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss and are measured as follows:

Financial assets that are not credit-impaired at the reporting date: As the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Fund in accordance with the contract and the cash flows that the Fund expects to receive.

Financial assets that are credit-impaired at the reporting date: As the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: As the present value of the difference between the contractual cash flows that are due to the Fund if the commitment is drawn down and the cash flows that the Fund expects to receive.

Financial guarantee contracts: As the expected payments to reimburse the holder less any amounts that the Fund expects to recover.

ECLs are recognized using a loss allowance account and recognized in the profit or loss.

For further details on how the Fund calculates ECLs, including the use of forward-looking information, refer to the Measurement and recognition of expected credit losses section under Risk Management in Note D.

2) Financial Liabilities

Financial liabilities include accounts payable and are subsequently measured at amortized cost. Financial liabilities are derecognized upon discharge, cancellation or expiration.

Offsetting Financial Instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Fair Value Disclosure

In liquid or active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid–offer spread or a significant increase in the bid–offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require an adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets.

The fair values of quoted investments in active markets are based on current bid prices, while those of liabilities are based on current asking prices. For financial instruments with inactive markets or unlisted securities, the Fund establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are exchangeable is not readily determinable.

Management believes that these methodologies and assumptions are reasonable; however, the values realized in a sale might be different from the fair values disclosed.

The following three hierarchical levels are used for the determination of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

The methods and assumptions used by the Fund in estimating the fair values of financial instruments are as follows:

Cash and cash equivalents: The carrying amount approximates the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or through a valuation technique.

Loans: The Fund does not sell its loans; nor does it believe that there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimate of the expected cash flows of its loans. The fair valuation of loans has been determined using a discounted cash flow model based on year-end market lending rates in USD, including impairment percentages when applicable.

Retained Earnings

Retained earnings of the Fund consist of amounts allocated to reserves from prior years' income and unallocated net income in current year.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

i) Impairment of Financial Assets

The measurement of impairment losses under IFRS 9 across all qualifying financial asset categories requires judgment, particularly the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and assessing a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances.

The Fund's ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

- The Fund's internal credit grading model, which assigns a probability of default (PD) to the individual grades.
- The Fund's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12-month or lifetime ECL basis and the applicable qualitative assessment.
- Development of ECL models, including the various formulas and the choice of inputs.
- Determination of associations between macro-economic scenarios and economic inputs, such as unemployment levels and collateral values, and the effect on PD, exposure at default (EAD), and loss given defaults (LGD).
- Selection of forward-looking macro-economic scenarios and their probability weightings, to derive the economic inputs for the ECL models.

ii) Fair Values of Financial Instruments

The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are periodically calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Change in Presentation and Comparative Information

In some cases, the Fund may change the presentation of certain line items in the financial statements in the current year to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted to reflect the new presentation.

Event after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the date of the balance sheet and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date. Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements, are disclosed in the financial statements.

For the year ended 31 December 2025, the event after the reporting period relates to the disclosure below.

Conflict in the Middle East

The recent surge in geopolitical tensions in the Middle East could heighten uncertainty in international financial markets and the broader economy in 2026, given the region's critical role in global energy production and key international shipping routes. The geopolitical tension may disrupt crude oil and natural gas supply, trade flows and pricing dynamics, while also contributing to increased volatility in financial and commodity markets. In addition, prolonged instability in the region could influence the global inflation trajectory and pose risks to economic growth by increasing energy costs, disrupting supply chains and dampening market confidence.

As at 31 December 2025, the conflict had no direct impact on the Fund's financial position, financial performance, and cashflows. However, given its potential to increase volatility in the fair value of certain tradable financial assets and financial liabilities, as well as its possible effects on broader macro-economic and market conditions, the conflict may impact the Fund's financial results in the 2026 financial year. Accordingly, the Fund will continue to closely monitor developments related to the conflict and will disclose any impact on its operations, risk profile and financial results as they become known and can be reasonably estimated during the 2026 financial year.

NOTE C—THE EFFECT OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

New and Amended IFRSs effective from 1 January 2025

A number of new or amended standards and interpretations issued by the International Accounting Standards Board (IASB) became effective for annual periods beginning on or after 1 January 2025 and beyond, earlier application permitted. The Fund has not adopted any of the new or amended standards or interpretations in preparing these financial statements, and none of these new and amended standards and interpretations are expected to have any significant impact on the Fund. Details of these standards and interpretations are presented below.

a) New International Financial Reporting Standards and Amendments Applicable from 1 January 2025

The following standards and amendments became mandatorily effective for annual reporting period commencing 1 January 2025:

Amendments to IAS 21—Lack of Exchangeability

The IASB issued Lack of Exchangeability which amended IAS 21 *The Effects of Changes in Foreign Exchange Rates* in August 2023. The amendment is to assist an entity in assessing whether a currency can be exchanged for another and determining the appropriate spot exchange rate when it is not. The amendments require an entity to estimate the spot exchange rate when it concludes that a currency is not exchangeable into another currency. The amendments are effective for annual periods beginning on or after 1 January 2025 and earlier application is permitted.

Management is currently assessing the effect of the standard on its operations and would decide on its application accordingly.

The Fund considered the amendments and determined that they were not significant to its operations and financial statements in the reporting period.

b) New International Financial Reporting Standards and Amendments Applicable from 1 January 2026 and Beyond

The following standards and amendments had been issued but are mandatorily applicable for annual reporting periods beginning on or after 1 January 2026.

1. **Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7**

   The IASB introduced targeted amendments to IFRS 9 *Financial Instruments* and IFRS 7 *Financial Instruments: Disclosures* in May 2024, to address recent practical challenges and incorporate new requirements applicable to both financial institutions and corporate entities. These amendments:

   - Clarify the recognition and derecognition dates for certain financial assets and liabilities, introducing an exception for specific financial liabilities settled via an electronic cash transfer system.
   - Provide further clarification and guidance on assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion.
   - Introduce new disclosure requirements for financial instruments with contractual terms that may alter cash flows, such as those linked to ESG targets.
   - Revise disclosure requirements for equity instruments designated at fair value through other comprehensive income (FVOCI).

   The amendments are effective for annual periods beginning on or after 1 January 2026 and earlier application is permitted.

   Management is currently assessing the effect of the standard on its operations and would decide on its application accordingly.

2. **IFRS 19 *Subsidiaries without Public Accountability: Disclosures***

   The IASB issued IFRS 19 in May 2024, which applies to entities without public accountability, but whose parents prepare consolidated financial statements under IFRS Accounting Standards. IFRS 19 allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted.

   The standard is not expected to have any significant effect on the Fund's financial statements.

3. **IFRS 18 Presentation and Disclosure in Financial Statements**

   The IASB issued IFRS 18 to replace IAS 1 Presentation of Financial Statements. IFRS 18 sets out the presentation and base disclosure requirements for financial statements and introduced changes, which will mostly affect the income statement. The standard requires an entity to classify items of income and expenses into three new categories—operating, investing and financing—and present subtotals for operating profit or loss. It also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures (MPMs) and eliminates classification options for interest and dividends in the statement of cash flows. The standard is effective for annual periods beginning on or after 1 January 2027. Early adoption is permitted but disclosure is required.

   Management is currently assessing the effect of the standard on its operations and would decide on its application accordingly.

NOTE D—RISK MANAGEMENT POLICIES AND PROCEDURES

As described in Note A, the Bank manages the resources of the Fund on behalf of the Government of Nigeria. In exercising its fiduciary duties, the Bank applies specific risk management policies designed to protect the resources of the Fund through the Bank's General Authority on Asset and Liability Management (the ALM

Authority). The ALM Authority sets out the guiding principles for managing the Fund's risks, including interest rate, currency, liquidity, counterparty credit and operational risks.

Under the ALM Authority, the President of the Bank is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO). ALCO is the Bank's most senior management forum on finance and financial risk management issues and is chaired by the Vice President for Finance and Chief Financial Officer.

The ALCO meets regularly to perform its oversight role. Among its functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and projections and approves strategies to adjust the balance sheet. ALCO is supported by several standing working groups that report on specific issues, including interest rate risk, currency risk and financial projections.

In late 2013, a Group Chief Risk Officer position was created, reporting directly to the President of the Bank and overseeing the Credit Risk Committee (CRC).

Day-to-day operational responsibilities for implementing the Bank's risk management policies and guidelines are delegated to the relevant business units, and the Financial Management Department is responsible for monitoring day-to-day compliance with those policies and guidelines.

The following sections describe in detail the manner in which the Fund manages the individual sources of risk.

Credit Risk

Credit risk is the potential financial loss due to the default of one or more debtors/obligors. Credit risk, made up of sovereign credit risk from lending operations and counterparty credit risk from treasury operations, is the largest source of risk for the Fund.

1) Sovereign Credit Risk

When the Fund lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. Also, in extending credit to sovereign entities, it is exposed to country risk, which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Fund. Country credit risk is managed through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessment. As at 31 December 2025, disbursed and outstanding loans, decreased by UA 6.26 million (6.83 percent) to UA 85.43 million from UA 91.69 million in December 2024, as a result of the combined effect of net repayments on loans (higher repayments than disbursements), currency translation losses and write-backs on loan principal and charges.

Country Exposure in Borrowing Member Countries

The Fund's outstanding loans as at 31 December 2025 and 31 December 2024 were to the following countries:

Summary of Loans as at 31 December 2025

(UA thousands)

Country	Number of loans	Total loans*	Unsigned loans	Undisbursed balance	Cumulative provision for impairment	Disbursed and outstanding (net)	% of total loans outstanding (excluding provision)
Benin	2	6,109	-	549	(1)	5,559	6.30
Cameroon	1	1,750	-	-	(2)	1,748	1.98
Côte d'Ivoire	1	3,126	-	-	(1)	3,125	3.54
Eswatini	1	926	-	-	-	926	1.05
Gambia	2	3,723	-	-	(4)	3,719	4.22
Ghana	1	293	-	-	-	293	0.33
Guinea-Bissau	1	127	-	-	(7)	120	0.14
Liberia	2	11,595	-	624	(1,042)	9,929	12.44
Madagascar	1	4,416	-	-	(11)	4,405	5.01
Malawi	3	12,705	-	-	(71)	12,634	14.40
Mali	2	5,114	-	1,835	(540)	2,739	3.72
Mauritania	4	11,460	-	5,738	(4)	5,718	6.49
Namibia**	1	0	-	-	-	0	0.00
Niger	1	7,119	-	1,475	(1,057)	4,587	6.40
Rwanda	2	5,934	-	-	(1)	5,933	6.73
São Tomé and Príncipe	1	2,392	-	2,246	-	146	0.17
Senegal**	1	0	-	-	-	0	0.00
Sierra Leone	2	5,587	-	-	(31)	5,556	6.33
Togo	2	9,597	-	2,489	(10)	7,098	8.06
Uganda	1	6,721	-	-	(2)	6,719	7.62
Zambia	1	4,485	-	-	(8)	4,477	5.07
Total	**33**	**103,179**	**-**	**14,956**	**(2,792)**	**85,431**	**100.00**

** Excludes fully repaid loans and canceled loans.*
*** Outstanding loans balance value is less than UA 100, at the current exchange rate.*
Total outstanding loans is equal to total loans less undisbursed balance.
Slight differences may occur in totals due to rounding.

Summary of Loans as at 31 December 2024

(UA thousands)

Country	Number of loans	Total loans*	Unsigned loans	Undisbursed balance	Cumulative provision for impairment	Disbursed and outstanding (net)	% of total loans outstanding (excluding provision)
Benin	2	6,785	-	1,084	(2)	5,699	5.99
Cameroon	1	1,957	-	-	(3)	1,954	2.06
Côte d'Ivoire	1	3,983	-	519	(1)	3,463	3.64
Eswatini	1	1,297	-	-	(1)	1,296	1.36
Gambia	3	4,645	-	-	(7)	4,638	4.88
Ghana	1	411	-	-	(2)	409	0.43
Guinea	1	150	-	-	-	150	0.16
Guinea-Bissau	1	163	-	-	(7)	156	0.17
Liberia	2	12,848	-	625	(1,170)	11,053	12.83
Madagascar	1	4,957	-	-	(11)	4,946	5.21
Malawi	3	13,961	-	2	(127)	13,832	14.66
Mali	2	5,534	-	2,559	(550)	2,425	3.13
Mauritania	4	12,272	-	6,220	(10)	6,042	6.36
Namibia**	1	0	-	-	-	0	0.00
Niger	1	7,566	-	3,952	(890)	2,724	3.80
Rwanda	2	6,945	-	-	(2)	6,943	7.30
São Tomé and Príncipe	1	2,400	-	2,400	-	0	0.00
Senegal**	1	0	-	-	-	0	0.00
Sierra Leone	2	6,266	-	-	(565)	5,701	6.58
Togo	2	10,300	-	2,546	(18)	7,736	8.15
Uganda	1	7,601	-	-	(3)	7,598	7.99
Zambia	1	5,302	-	255	(115)	4,932	5.30
Total	**35**	**115,343**	**-**	**20,162**	**(3,484)**	**91,697**	**100.00**

** Excludes fully repaid loans and canceled loans.*
*** Outstanding loans balance value is less than UA 100, at the current exchange rate.*
Total outstanding loans is equal to total loans less undisbursed balance.
Slight differences may occur in totals due to rounding.

Systematic Credit Risk Assessment

As at 31 December 2025, all the Fund's loans were made only to public sector borrowers, and such loans generally carry a full sovereign guarantee or the equivalent from the borrowing member state.

The Fund's credit risk management framework is based on a systematic credit risk assessment using a uniform internal credit risk rating scale that is calibrated to reflect the Fund's statistical loss expectations, as shown in the table below.

Internal Rating Scale Equivalent

Risk Class	Revised rating scale	International ratings		Assessment
		S&P—Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special Attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

The Fund reviewed its sovereign rating framework and the revised framework. The Fund's sovereign credit ratings, which are used for country creditworthiness assessment, are derived from an assessment of six risk indices covering macro-economic performance, debt sustainability, socio-political factors, business environment, payment track record with the Fund and arrears on external debt. These six risk indices are combined to derive a composite country risk index, which is translated into credit risk ratings for sovereign counterparties. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries comply with their country exposure limits and approves changes in loss provisioning, if required.

Preferred Creditor Treatment

In addition to the review of sovereign risk factors and recalibration of the sovereign rating model, the revised sovereign rating framework introduced a methodology to account for Preferred Creditor Treatment (PCT) rating uplift in the Expected Credit Loss (IFRS 9) analysis. The PCT methodology reflects analysis based on the rating agency, Global Emerging Markets (GEMs) sovereign default rates and country-specific considerations. It will be subject to ongoing review to consider alternative approaches to incorporating PCT in future.

Portfolio Risk Monitoring

It is the Fund's policy that if the payment of principal, interest or other charges becomes 30 days overdue, no new loans to that country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval—nor will any previously approved loans be signed—until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that borrower country are suspended until all overdue amounts have been paid.

2) Counterparty Credit Risk

Counterparty credit risk is the potential for loss due to the failure of a counterparty to honor its obligation. Various financial instruments are used to manage the Fund's exposure to fluctuations in market interest and currency rates and to invest its liquid resources prior to disbursement. All these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Fund.

Given the nature of the Fund's business, it is not possible to completely eliminate counterparty credit risk; however, this risk is minimized by executing transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits and counterparty credit risk mitigation measures. Counterparties for treasury assets must meet the Fund's minimum credit rating requirements and are approved by the Bank's Vice President for Finance. For counterparties that are rated below the minimum rating requirements, approval by ALCO is required.

The following table details the minimum credit ratings for authorized investment counterparties:

Minimum Credit Ratings of Treasury Investments

	Maturity					
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Government agencies and supranationals		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations, including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Asset-backed securities/ mortgage-backed securities (ABS/MBS)	AAA Maximum legal maturity of 50 years for ABS/MBS with the underlying collateral originated in the UK and 40-year maximum legal maturity for all other eligible ABS/MBS. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.					

The Fund invests in money market mutual funds with a minimum rating of AA-/Aa3. In addition to these minimum rating requirements, the Fund operates within a framework of exposure limits based on the counterparty credit rating and size, subject to a maximum of 10 percent of the Fund's total liquidity for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and regularly monitored against the Fund's credit limits after considering the benefits of any collateral.

As shown in the following table, the estimated potential counterparty credit exposure of the portfolio continues to be predominantly in the AA– or higher-rated class.

Credit risk profile of the investment and derivative portfolios

	AAA	AA+ to AA-	A+ and lower
2025	58%	32%	10%
2024	61%	14%	25%
2023	40%	29%	31%
2022	31%	46%	23%
2021	53%	18%	29%

Expected Credit Risk

Definition of default

The definition of default for determining ECLs considers indicators that the debtor is unlikely to pay and is past due for more than 180 days for sovereign counterparties on any material credit obligation to the Fund.

The Fund rebuts the IFRS 9's 90 days past due rebuttable presumption in the Fund's sovereign loan portfolio because the sanction policy of the Fund defines a non-accrual or non-performing loan as a loan that is at least 180 days past due. This is also current practice with other multilateral development banks.

The Fund considers that the obligor is unlikely to pay its credit obligations to the Fund without recourse by the Fund to actions such as realizing security.

Credit Risk Grades

The Fund allocates each exposure to a credit risk grade based on a variety of data that are determined to be predictive of the risk of default and the application of experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of borrower.

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in exposure being moved to a different credit risk grade. The monitoring of the respective exposures involves the use of the following:

- Actual and expected significant changes in the political, regulatory and technological environment of the borrower or in its business activities.
- Data from credit reference agencies, press articles and changes in external credit ratings.
- Modifications of financial assets and financial liabilities.

The contractual terms of a loan may be modified for several reasons, including changing market conditions, customer retention and other factors not related to the current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized, and the renegotiated loan recognized as a new loan at fair value in accordance with the accounting policy set out in the Fund's accounting policy.

When the terms of a financial asset are modified and the modification does not result in derecognition, the determination of whether the asset's credit risk has increased significantly reflects comparison of:

- Its remaining lifetime probability of default at the reporting date based on the modified terms.
- The remaining lifetime PD estimated based on data at initial recognition and the original contractual terms.

If the terms of a financial asset are modified, the Fund considers whether the cash flows arising from the modified asset are substantially different. If substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized.

If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Fund recognizes a modification gain/loss in the statement of profit/loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

Measurement and recognition of expected credit losses

ECLs are calculated by multiplying three main credit risk components, the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD), discounted at the appropriate Effective Interest Rate (EIR) at the reporting date.

These credit risk parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between rating classes, this will lead to a change in the estimate of the associated PD. PDs are estimated considering the contractual maturities of exposures and estimated prepayment rates.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macro-economic scenario that affect credit risk. The Fund will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macro-economic variables.

LGD is the magnitude of the likely loss if there is a default. The Fund estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The non-sovereign LGD model considers seniority of the claim, whereas sovereign LGDs are driven by rating class and several macro-economic factors. For non-sovereign stage 3 exposures, LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

The Fund's loss given default (LGD) model for the sovereign loans portfolio is in accordance with the global best practices of the sector and the Fund's Model Risk Management (MRM) guidelines. This model allows for a lower dependence on the effective interest rate (EIR) and its high volatility. The LGD model is now based on historical losses observed on the Fund's sovereign portfolio mainly which is estimated with time value of money of the amount in arrears over the default period. This approach to estimate the observed losses captures the Fund's PCT status as no losses on principal and interest due have been observed in the sovereign portfolio. Adjustments, based on a scorecard composed of several macro-economic factors, are then made to the historical observed losses grouped by ratings to estimate the LGD. This model integrates an estimate of the recovery costs and a floor to capture its value.

In line with the MRM framework, the CRC cleared the implementation of this model. The Fund conducts periodic reviews of this model or whenever a substantial change occurs in the economic environment in line with its model risk management.

EAD represents the expected exposure in the event of a default. The Fund derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract, including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

Assessment of Significant Increase in Credit Risk

When determining whether the risk of default has increased significantly since initial recognition, the Fund considers both quantitative and qualitative information and analysis based on the Fund's historical experience and expert credit risk assessment, including forward-looking information that is available without undue cost or effort. Irrespective of the outcome of the above assessment, the Fund presumes that the credit risk on its sovereign and non-sovereign loan has increased significantly since initial recognition when contractual payments are more than 180 days past due for sovereign loans and more than 90 days past due for non-sovereign loans. The reason for rebutting the IFRS rebuttable presumption is explained in the definition of default below.

Despite the foregoing, the Fund assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Fund considers a financial asset to have low credit risk when it has an internal or external credit rating of "investment grade" as per globally understood definition.

The Fund has recently reviewed its criteria for stage classification by improving them to align with industry best practices and IFRS 9 standards. The new criteria, which are driven by rating downgrade notches, are more granular and sensitive. These new criteria were cleared by the CRC and implemented in July 2024.

The Fund regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria can identify a significant increase in credit risk before the amount becomes past due.

Incorporation of forward-looking information

The Fund considers a range of three relevant forward-looking macro-economic scenarios (baseline, optimistic and pessimistic) assumptions for the determination of unbiased ECLs. All the risk parameters used to compute the ECL are approved by the Credit Risk Committee which consists of senior executives from risk, finance and operations functions.

Incorporating forward-looking information increases the degree of judgment required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

Calculation of expected credit losses

The Fund calculates ECLs based on three probability-weighted scenarios. The three scenarios are base, optimistic and pessimistic. Each of these scenarios is associated with different PDs, EADs and LGDs parameters.

These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking customer and macro-economic data.

The Fund recognizes all ECLs in the income statement in the reporting period when it is determined and as an adjustment to the loss allowance account on the balance sheet. When the Fund has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECL is no longer met, the

Fund measures the loss allowance at an amount equal to 12-month ECL at the current reporting period. This determination and subsequent reversal of loss allowance (i.e. write-back) is based on the financial instrument being cured and appropriate for the backward transfer.

Expected Credit Losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2), or which are credit-impaired (stage 3). The exposures are classified in stages based on staging criteria discussed above.

Impairment of Financial Instruments by Stage

Gross Exposure/Impairment Allowance

The table below reconciles the total ECL allowances on principal and charges between 31 December 2024 and 31 December 2025 by stage.

As at 31 December 2025

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Opening at 1 January 2024	2,033	1,311	-	3,344
Transfer from Stage 1 to Stage 2	(608)	608	-	-
Net provision	(1,062)	1,222	-	160
At 31 December 2024	**363**	**3,141**	**-**	**3,504**
Opening at 1 January 2025	363	3,141	-	3,504
Transfer from Stage 1 to Stage 2	679	(679)	-	-
Net write-back	(791)	90	-	(701)
At 31 December 2025	**251**	**2,552**	**-**	**2,803**

The cumulative ECLs allowance on loan principal and charges reported on the balance sheet decreased by UA 0.70 million (20 percent) to UA 2.80 million as at 31 December 2025 from UA 3.50 million in as at 31 December 2024. The net write-back is due to the improvement in credit quality of loans.

The tables below show the gross loans by counterparty type and ECL allowances for 31 December 2025 and 31 December 2024 by stage.

As at 31 December 2025

(UA thousands)

	Gross exposure/impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Sovereign loans (gross)	71,806	16,417	-	88,223
Total loans at amortized cost	71,806	16,417	-	88,223
Less: Impairment allowance	(250)	(2,542)	-	(2,792)
Total net exposure at 31 December 2025	**71,556**	**13,875**	**-**	**85,431**

As at 31 December 2024

(UA thousands)

	Gross exposure/impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Sovereign loans (gross)	69,438	25,743	-	95,181
Total loans at amortized cost	69,438	25,743	-	95,181
Less: Impairment allowance	(361)	(3,123)	-	(3,484)
Total net exposure at 31 December 2024	**69,077**	**22,620**	**-**	**91,697**

The tables below show the Gross Charges and ECL allowances by stage for 31 December 2025 and 31 December 2024.

As at 31 December 2025

(UA thousands)

	Gross exposure/impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Charges (gross)	232	27	-	259
Total gross charges on loans at amortized cost	232	27	-	259
Less: Impairment allowance	(1)	(10)	-	(11)
Total net exposure at 31 December 2025	**231**	**17**	**-**	**248**

As at 31 December 2024

(UA thousands)

	Gross exposure/impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Charges (gross)	205	51	-	256
Total gross charges on loans at amortized cost	205	51	-	256
Less: Impairment allowance	(2)	(18)	-	(20)
Total net exposure at 31 December 2024	**203**	**33**	**-**	**236**

The tables below show ECL allowances by instrument type for 31 December 2025 and 31 December 2024 by stage.

As at 31 December 2025

(UA thousands)

	Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance on loan principal	(250)	(2,542)	-	(2,792)
Impairment allowance on charges on loans	(1)	(10)	-	(11)
Total provision at 31 December 2025	**(251)**	**(2,552)**	**-**	**(2,803)**

As at 31 December 2024

(UA thousands)

	Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance on loan principal	(361)	(3,123)	-	(3,484)
Impairment allowance on charges on loans	(2)	(18)	-	(20)
Total provision at 31 December 2024	**(363)**	**(3,141)**	**-**	**(3,504)**

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. To mitigate liquidity risk, the Fund's investment management policy ensures that it has sufficient liquid assets to meet its disbursement obligations. For 31 December 2025, the Fund's exposures are from short-term account payables, and the Fund has adequate liquid assets to match the obligations as they fall due.

Currency Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. The Fund manages its currency risk by holding all its investments and loans in US dollars, the currency in which the Fund's resources are denominated. The Fund is not significantly exposed to currency risk from its operations.

Interest Rate Risk

The Fund is exposed to fair value interest rate risk on its portfolio of loans and investments. All the Fund's loans have fixed interest rates. Investments are managed against the monthly average of appropriate Alternative Reference Rates (ARR), usually SOFR to manage available resources prudently. Re-pricing risk is not considered significant in relation to the Fund's equity resources and is accordingly not hedged. Interest rate risk is managed using sensitivity analysis and details are presented below.

As at 31 December 2025, the Fund had UA 14.96 million in loans which were committed but not yet disbursed (December 2024: UA 20.16 million). The interest rate on these undisbursed loans has been fixed at between 2 to 4 percent per annum.

Interest Rate Risk Position as at 31 December 2025

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Expected credit loss	Total
Assets								
Due from Banks	5,423	-	-	-	-	-	-	5,423
Treasury Investments	10,960	11,555	26,529	52,779	13,960	10	-	115,793
Accounts Receivable	2,059	-	-	-	-	-	-	2,059
Loans	7,345	7,267	7,090	6,024	5,285	55,212	(2,792)	85,431
	25,787	18,822	33,619	58,803	19,245	55,222	(2,792)	208,706
Liabilities								
Accounts Payable	(10,857)	-	-	-	-	-	-	(10,857)
Interest rate risk position as at 31 December 2025	**14,930**	**18,822**	**33,619**	**58,803**	**19,245**	**55,222**	**(2,792)**	**197,849**

Interest Rate Risk Position as at 31 December 2024

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Expected credit loss	Total
Assets								
Due from Banks	18,259	-	-	-	-	-	-	18,259
Treasury Investments	32,364	15,490	20,215	34,636	10	-	-	102,715
Accounts Receivable	1,889	-	-	-	-	-	-	1,889
Loans	7,210	7,290	7,340	7,150	6,020	60,171	(3,484)	91,697
	59,722	22,780	27,555	41,786	6,030	60,171	(3,484)	214,560
Liabilities								
Accounts Payable	(12,129)	-	-	-	-	-	-	(12,129)
Interest rate risk position as at 31 December 2024	**47,593**	**22,780**	**27,555**	**41,786**	**6,030**	**60,171**	**(3,484)**	**202,431**

Currency and Interest Rate Sensitivity Analysis

The Fund holds all its investments and loans in US dollars and therefore is exposed only to translation adjustment as the Fund's assets are reported in UA for financial reporting purposes. However, the Fund is moderately exposed to interest rate and asset price risks, which is monitored using sensitivity analysis.

Movements in interest rates have an impact on the reported fair value of the trading portfolio. The table below shows the effect of a parallel yield curve movement +/– 100 basis point as at 31 December 2025 and 31 December 2024, respectively.

Sensitivity Analysis of Treasury Investments at Fair Value

(UA thousands)

	+100 basis points		–100 basis points	
	2025	2024	2025	2024
(Loss)/gain on investments measured at fair value	(2,026.924)	(0.025)	3,772.429	0.098

NOTE E—FINANCIAL ASSETS AND LIABILITIES

The tables below set out the classification of financial assets and liabilities and their respective fair values as at 31 December 2025 and 31 December 2024.

Analysis of Financial Assets and Liabilities by Measurement Basis

31 December 2025

(UA thousands)

	Financial assets and liabilities through profit or loss		Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
	Mandatorily at Fair Value	Designated at Fair Value			
Due from Banks	-	-	5,423	5,423	5,423
Treasury Investments	115,793	-	-	115,793	115,793
Accounts Receivable	-	-	2,059	2,059	2,059
Loans (net)	-	-	85,431	85,431	85,431
Total Financial Assets	**115,793**	**-**	**92,913**	**208,706**	**208,706**
Accounts Payable	-	-	10,857	10,857	10,857
Total Financial Liabilities	**-**	**-**	**10,857**	**10,857**	**10,857**

31 December 2024

(UA thousands)

	Financial assets and liabilities through profit or loss		Financial assets and liabilities at amortized cost	Total carrying amount	Fair value
	Mandatorily at Fair Value	Designated at Fair Value			
Due from Banks	-	-	18,259	18,259	18,259
Treasury Investments	102,715	-	-	102,715	102,715
Accounts Receivable	-	-	1,889	1,889	1,889
Loans (net)	-	-	91,697	91,697	91,697
Total Financial Assets	**102,715**	**-**	**111,845**	**214,560**	**214,560**
Accounts Payable	-	-	12,129	12,129	12,129
Total Financial Liabilities	**-**	**-**	**12,129**	**12,129**	**12,129**

NOTE F—TREASURY INVESTMENTS

As part of its portfolio management strategy, the Fund invests in government and agency obligations, time deposits and asset-backed securities.

For government and agency obligations with final maturities longer than 1 year, the Fund may only invest in obligations with counterparties having a minimum credit rating of AA– issued or unconditionally guaranteed by governments of member countries of the Bank or other official entities. For asset-backed securities, the Fund may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments with maturities of not more than 1 year and a minimum rating of A.

As at 31 December 2025, the treasury investment portfolio increased by UA 13.07 million (12.73 percent) to UA 115.79 million from UA 102.72 million as at 31 December 2024, as a result of cash receipt from net repayments from loans received on behalf of ADB and cash from operating activities.

All treasury investments were held at fair value through profit and loss as at 31 December 2025.

Treasury Investments mandatorily measured at FVTPL

The Fund's treasury investments at FVTPL at 31 December 2025 and 31 December 2024 are summarized below:

(UA thousands)

	2025	2024
Time deposits	11,555	25,434
Asset-backed securities	10	10
Government and agency obligations	104,228	77,271
Total	**115,793**	**102,715**

The table below classifies the Fund's treasury investments as at 31 December 2025 and 31 December 2024 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

Fair Value Hierarchy of Treasury Investments

(UA thousands)

	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2025	2024	2025	2024	2025	2024	2025	2024
Time deposits	11,555	25,434	-	-	-	-	11,555	25,434
Asset-backed securities	-	-	-	-	10	10	10	10
Government and agency obligations	104,228	77,271	-	-	-	-	104,228	77,271
Total	**115,783**	**102,705**	**-**	**-**	**10**	**10**	**115,793**	**102,715**

Fair value measurement of financial instruments using valuation technique with no significant input from observable market data (level 3 hierarchy) at 31 December 2025 and 31 December 2024 are made up as follows.

(UA thousands)

	2025	2024
Balance at 1 January	10	10
Losses recognized in the income statement	-	-
Balance at 31 December	**10**	**10**

The contractual maturity structure of the Fund's treasury investments as at 31 December 2025 and 31 December 2024 was as follows.

Maturity Structure of Treasury Investments

(UA thousands)

	2025	2024
One year or less	10,960	32,364
More than one year but less than two years	11,555	15,490
More than two years but less than three years	26,529	20,215
More than three years but less than four years	52,779	34,636
More than four years but less than five years	13,960	10
More than five years	10	-
Total	**115,793**	**102,715**

The notional value of treasury investments as at 31 December 2025 was UA 115.79 million (31 December 2024: UA 102.72 million), while the average year-to-date yield was 4.75 percent (31 December 2024: 5.67 percent). Accrued income on treasury investments as at 31 December 2025 increased by UA 0.07 million (14.81 percent) to UA 0.58 million from UA 0.51 million as at 31 December 2024.

NOTE G—LOANS

Loans originated before 22 September 2003 carry an interest rate of 4 percent on the outstanding balance. With effect from 22 September 2003, pursuant to the Board of Governors' resolution B/BG/2003/11 3 June 2003 and the protocol agreement between the Government of Nigeria and the Bank, dated 22 September 2003, the interest rate on loans was changed from a flat 4 percent per annum to a range of 2 percent to 4 percent (inclusive) per annum on the outstanding balance and future undisbursed loans. Furthermore, a 0.75 percent commission is payable on undisbursed balances commencing 120 days after the signature of the loan. Loans approved prior to the extension of the Agreement are granted for a maximum period of 25 years, including a grace period of up to 5 years.

Following the extension of the Agreement in April 2008, the terms of the NTF loans were further modified in line with the terms of financing in the operational guidelines of the Fund, approved pursuant to the Board of Directors' resolution ADB/BD/WP/2008/196 of 2 December 2008 which stipulates that the resources of the Fund will henceforth be deployed in accordance with the following three options:

- Financial terms for the first option include: (i) no interest charges on loans, (ii) a service charge of 0.75 percent per annum on outstanding balances, (iii) a commitment fee of 0.5 percent per annum on undisbursed commitments and (iv) a 20-year repayment period with a 7-year grace period.

- Financial terms for the second option include: (i) no interest charges on loans, (ii) a service charge of 0.75 percent per annum on outstanding balances, (iii) a commitment fee of 0.5 percent per annum on undisbursed commitments and (iv) a 15-year repayment period with a 5-year grace period.
- Financial terms for the third option would be the same terms as for the ADB private sector financing, taking into consideration the risk analysis of the project.

For all the above-mentioned options, the grace period starts from the date of signing of the financing agreement or at a date agreed among co-financiers, in the case of co-financed projects.

For private sector operations, a commitment fee of 0.75 percent per annum on undisbursed balances is effective 120 days after the signing of the loan agreement.

The NTF provides financing to suit the needs of its borrowers.

Loan Ceilings

To promote broader coverage of the NTF resources, utilization will be subject to a ceiling for each operation. For both public and private sector operations, a ceiling of USD 10 million per project will apply. Project proposals of more than USD 10 million may be considered if there is strong justification. This will be subject to review, as appropriate, depending on the recommendations of the mid-term reviews of the NTF.

The Fund's loan regulations require that loans be expressed in UA and repaid in the currency disbursed. As at 31 December 2025, all loans disbursed were repayable in United States dollars.

The contractual maturity structure of the Fund's gross loans as at 31 December 2025 and 31 December 2024 was as follows.

Maturity Structure of Gross Loans

(UA millions)

	2025		2024	
Periods	**Amount**	**%**	**Amount**	**%**
One year or less	7.34	8.33	7.21	7.58
More than one year but less than two years	7.27	8.24	7.29	7.66
More than two years but less than three years	7.09	8.04	7.34	7.71
More than three years but less than four years	6.02	6.83	7.15	7.51
More than four years but less than five years	5.29	5.99	6.02	6.32
More than five years	55.21	62.57	60.17	63.22
Total	**88.22**	**100.00**	**95.18**	**100.00**

The weighted-average interest yield on outstanding loans for the year ended 31 December 2025 was 1.03 percent (0.95 percent as at 31 December 2024). Borrowers may prepay loans, subject to the terms specified in the loan agreement.

Disbursed and Outstanding Loans

The Fund's loans are disbursed to sovereigns. As at 31 December 2025, no loan made to or guaranteed by borrowing countries was overdue or considered to be impaired. The table below shows the Gross loans and Charges, including their respective impairment provisions and ECL coverage ratio as at 31 December 2025 and 31 December 2024.

Gross Loan Principal and Charges Including ECL Allowance

31 December 2025

(UA thousands)

	Gross Exposure			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	71,806	16,417	-	88,223
Interest receivables	232	27	-	259
Total	**72,038**	**16,444**	**-**	**88,482**
	Impairment Allowance			
Loan principal	250	2,542	-	2,792
Interest receivables	1	10	-	11
Total	**251**	**2,552**	**-**	**2,803**
	Net Outstanding			
Loan principal	71,556	13,875	-	85,431
Interest receivables	231	17	-	248
Total	**71,787**	**13,892**	**-**	**85,679**
	ECL Coverage Ratio			
Loan principal	0.35%	15.48%	0.00%	3.16%
Interest receivables	0.43%	37.04%	0.00%	4.25%
Total coverage ratio	**0.35%**	**15.52%**	**0.00%**	**3.17%**

31 December 2024

(UA thousands)

	Gross Exposure			
	Stage 1	Stage 2	Stage 3	Total
Loan principal	69,438	25,743	-	95,181
Interest receivables	205	51	-	256
Total	**69,643**	**25,794**	**-**	**95,437**
	Impairment Allowance			
Loan principal	361	3,128	-	3,484
Interest receivables	2	18	-	20
Total	**363**	**3,141**	**-**	**3,504**
	Net Outstanding			
Loan principal	69,077	22,620	-	91,697
Interest receivables	203	33	-	236
Total	**69,280**	**22,653**	**-**	**91,933**
	ECL Coverage Ratio			
Loan principal	0.52%	12.13%	0.00%	3.66%
Interest receivables	0.98%	35.29%	0.00%	7.81%
Total coverage ratio	**0.52%**	**12.18%**	**0.00%**	**3.67%**

Carrying Amounts and Fair Value

The tables below present the outstanding principal, accrued income and charges receivable on loans and ECL allowance including their fair value as at 31 December 2025 and 31 December 2024. The carrying amounts approximate their fair values.

Loan Principal

(UA thousands)

	Carrying/fair value	
	2025	**2024**
Loan balance	88,223	95,181
Accumulated provision for impairment on loans	(2,792)	(3,484)
Net balance	**85,431**	**91,697**

Accrued Income and Charges

(UA thousands)

	Carrying/fair value	
	2025	**2024**
Accrued income and charges receivable on loans	259	256
Accumulated provision for impairment on interest charges and receivable on loans	(11)	(20)
Net balance	**248**	**236**

NOTE H—EQUITY

Equity is composed of Fund capital, reserves and retained earnings, and cumulative currency translation adjustments. These are further detailed as follows.

Fund Capital

The initial capital of the Fund was NGN 50 million, which was payable in two equal installments of NGN 25 million each, in freely convertible currencies. The first installment, equivalent to USD 39.90 million, was received by the Bank on 14 July 1976, and the second installment, equivalent to USD 39.61 million, was received on 1 February 1977.

In May 1981, the Federal Republic of Nigeria announced the replenishment of the Fund with NGN 50 million. The first installment of NGN 35 million, equivalent to USD 52.29 million, was received on 7 October 1981. The second installment of NGN 8 million, equivalent to USD 10.87 million, was received on 4 May 1984. The third installment of NGN 7 million, equivalent to USD 7.38 million, was received on 13 September 1985.

Following a request by the Government of Nigeria, on 14 June 2006, a withdrawal of USD 200 million (UA 135.71 million) was made by the Government of Nigeria from the resources of the Fund.

A second request for a withdrawal of USD 200 million (UA 129.04 million) was paid to the Government of Nigeria in July 2009.

During the year ended 31 December 2014, the Government of Nigeria authorized the withdrawal of USD 13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for post-conflict countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of USD 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

The table below presents the Fund's Retained earnings as at 31 December 2025 and 31 December 2024 as follows.

Retained Earnings and CCTA

1. Retained Earnings

(UA thousands)

Balance at 1 January 2024	156,014
Net income for the year	5,144
Balance at 31 December 2024	**161,158**
Balance at 31 December 2024 and 1 January 2025	**161,158**
Net income for the year	5,306
Balance at 31 December 2025	**166,464**

The Board of Governors of the Bank approves the transfers of part of the Fund's annual income for the year to Heavily Indebted Poor Countries. Transfers approved by the Board of Governors of the Bank are reported within the income statement as expenses in the year the transfer is approved.

2. Cumulative Currency Translation Adjustments

Cumulative currency translation adjustments as at 31 December 2025 and 31 December 2024 were as follows.

(UA thousands)

	2025	2024
Balance at 1 January	(87,313)	(93,046)
Translation gains/(losses) during the year	(9,888)	5,733
Balance at 31 December	**(97,201)**	**(87,313)**

NOTE I—INCOME

Interest and Charges on Loans

Interest and charges on loans for the year ended 31 December 2025 and 31 December 2024 were as follows.

(UA thousands)

	2025	2024
Interest income on loans not impaired	933	913
Commitment charges	91	109
Total	**1,024**	**1,022**

Income from Treasury Investments

Income from investments for the year ended 31 December 2025 and 31 December 2024 were as follows.

(UA thousands)

	2025	2024
Interest income	5,299	4,644
Fair value gains or losses		
Realized fair value gains	26	1,250
Unrealized fair value losses	(150)	(293)
Total fair value (losses)/gains	(124)	957
Total income from Treasury Investments	**5,175**	**5,601**

NOTE J—ADMINISTRATIVE EXPENSES

According to the Agreement establishing the NTF, the Fund shall pay to the ADB the expenses incurred in the management of the Fund as follows:

a) Separately identifiable costs incurred by the Bank for the Fund.

b) Indirect costs incurred by the Bank in the management of the Fund.

However, the annual payment for the expenses incurred by the Bank is capped and shall not exceed 20 percent of the Fund's gross income during each period. The administrative cost-sharing formula may be reviewed from time to time by mutual agreement. The administrative expenses recognized for the year ended 31 December 2025 was UA 1.02 million compared to UA 0.81 million for 31 December 2024, representing an increase of 24.08 percent. This amount recognized as administrative expenses represents the Fund's share of the Bank Group expenses for the period.

NOTE K—RELATED PARTIES

The Nigeria Trust Fund is administered by the African Development Bank. The ADB conducts the general operations of the NTF based on the terms of the Agreement and in consultation with the Government of Nigeria. The NTF utilizes the offices, staff, organization, services and facilities of the Bank and reimburses the Bank for its share of the costs of such facilities, based on an agreed-upon cost-sharing formula (see Note J). The outstanding amount as at 31 December 2025 in respect of the Fund's share of administrative expenses was UA 0.13 million (31 December 2024: UA 0.11 million) and is included in accounts payable on the balance sheet.

NOTE L—SEGMENT REPORTING

The objective of the Fund is to provide loan funds to the less advantaged ADB regional member countries for development purposes. The Fund's products and services are similar and are structured and distributed in a fairly uniform manner across borrowers. Management has concluded that the Fund has only one reportable segment in accordance with IFRS 8.

The main products and services from which the Fund derives its revenue are loans to ADB regional member countries and treasury investments.

Total revenue for the years ended 31 December 2025 and 31 December 2024 is detailed as follows.

(UA thousands)

	2025	2024
Interest income and charges on loans with sovereign guarantee	1,024	1,022
Treasury investment income	5,175	5,601
Total revenue	**6,199**	**6,623**

The Fund's development activities are divided into five subregions of the continent of Africa for internal management purposes, Central Africa, East Africa, North Africa, Southern Africa, and West Africa. Treasury investment activities are carried out mainly outside of the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographic areas, revenue is based on the location of customers. The Fund uses ADB's offices, staff, organization, services and facilities and therefore has no fixed assets of its own.

Geographic information about income from loans for the year ended 31 December 2025 and 31 December 2024 is detailed as follows.

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multinational	Total
2025							
Income from loans	12	230	-	139	583	60	1,024
2024							
Income from loans	12	260	-	135	570	45	1,022

Revenues derived from transactions with a single borrower country and exceeding 10 percent of the Fund's revenue for one country amounted to UA 0.12 million for the year ended 31 December 2025.

NOTE M—APPROVAL OF FINANCIAL STATEMENTS

On April 7, 2026, the Board of Directors authorized these financial statements for issue to the Board of Governors. The financial statements are expected to be approved by the Board of Governors at its annual meeting in May 2026.

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NIGERIA TRUST FUND
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Côte d'Ivoire

Independent Auditor's Report on the Financial Statements
Year ended 31 December 2025

To the Board of Governors of the African Development Bank in respect of the Nigeria Trust Fund.

Opinion

We have audited the accompanying financial statements of the Nigeria Trust Fund which comprise the balance sheet as at December 31, 2025 and the income statement, the statement of other comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to M.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Fund as at December 31, 2025 and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

Audit Framework

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report.

Independence

We are independent of the Fund in accordance with the *International Ethics Standards Board for Accountants (IESBA),* and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

We inform you of the key audit matters relating to risks of material misstatement that, in our professional judgment, were of most significance in our audit of the financial statements of the current period, as well as how we addressed those risks.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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Impairment based on expected credit losses for loans classified in stages 1 and 2

Risk identified	In addition to the impairment methodology for incurred credit loss (stage 3), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows: • stage 1 representing an expected loss within 1 year from initial recognition of the financial asset; • stage 2, which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition. The estimate of expected credit losses requires the exercise of judgment, to determine in particular: • the rating procedures for loans covered by this impairment model; • the rules for mapping loans to their appropriate staging; • criteria for the determination of increase in credit risk; • key parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD); • the methodology for taking into account macro-economic projections for both increase in credit risk and measurement of expected losses. These parameters are integrated into the model used by the Fund to determine the amount of expected credit losses. In addition, these parameters are more sensitive in the current macro-economic and geopolitical environment context characterized by higher uncertainties and volatility that is likely to affect the reimbursement ability of some borrowers, with contrasting outcomes. The accounting principles applied and the impact of those IFRS 9 impairment rules are detailed in notes B, D and G. Thus, the net impairment write-back on outstanding loans classified in stages 1 and 2 amounted to UA 701 thousand for the year ended December 31, 2025 and corresponds to the total amount of net impairment write-back for the year ended December 31, 2025. Consequently, as at December 31, 2025, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 2,803 thousand, corresponding to the total amount of loans impairment given the absence of loans classified in stage 3. Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates, we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended December 31, 2025, more particularly in the context of 2025, which is marked by significant uncertainty linked to the prevailing macro-economic and geopolitical environment and the absence of a comparable historical situation.
Our response	We have assessed the adequacy of the level of stages 1 & 2 credit risk coverage and the overall level of the associated cost of risk, as well as the relevance of the internal control system and, in particular, its adaptation to the current economic environment. With the assistance of our experts, our work consisted mainly of: • analyzing the compliance of calculation and calibration methods with the IFRS 9 standards, in particular on: - the loans rating process, the significant increase in credit risk criteria and the rules for mapping loans to their appropriate staging; - calculation of expected losses (review of the models, calibration of PDs and LGDs, review of forward-looking assumptions parameters with regard to the evolution of the macro-economic context, etc.); • carrying out independent calculations with our own tools. Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at December 31, 2025 and the review of the relevant explanatory information provided in the notes to the financial statements.

Other information

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Fund's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Fund or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Fund's financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

- Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;
- Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

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- Assesses the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Fund's ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Fund to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;
- Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit as well as the results of our audit. We also report, if any, significant deficiencies in internal control regarding the accounting and financial reporting procedures that we have identified.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris—La Défense, April 23rd, 2026

The independent auditor
Deloitte & Associés

Jean-Vincent COUSTEL

The African Development Bank Group

is at the heart of Africa's transformation - working toward a prosperous, inclusive, resilient, and integrated continent by mobilizing resources, fostering partnerships, and delivering innovative solutions at scale.

Since its establishment in 1964, the Bank has supported its Regional Member Countries in building resilient economies, expanding opportunities, and improving lives.

Today, through the African Development Bank (AfDB), the African Development Fund (ADF), and the Nigeria Trust Fund (NTF), the Bank Group continues to deepen its impact and accelerate Africa's development in a rapidly changing world.

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